                                             As Filed Pursuant to Rule 424(b)(3)
                                             Registration No. 333-38749




                           HOMEGATE HOSPITALITY, INC.
                              111 CONGRESS AVENUE
                                   SUITE 2600
                              AUSTIN, TEXAS 78701

                                                                October 27, 1997

Dear Stockholder:

     You are cordially invited to attend a Special Meeting of Stockholders of Homegate Hospitality, Inc. ("Homegate") to be held at 9:00 a.m. local time on December 1, 1997 at The Four Seasons Hotel, 98 San Jacinto, Austin, Texas 78701.

     At the Special Meeting you will be asked to consider a proposal to authorize and adopt the Agreement and Plan of Merger, dated as of July 25, 1997, (the "Merger Agreement"), providing for the merger (the "Merger") of a subsidiary of Prime Hospitality Corp. ("Prime") with and into Homegate and to authorize the other transactions contemplated by the Merger Agreement. The consummation of the Merger will result in, among other things, Homegate becoming a subsidiary of Prime and the issuance and exchange of each outstanding share of common stock, par value $.01 per share, of Homegate ("Homegate Common Stock") for 0.6073 of a newly issued share of common stock, par value $.01 per share, of Prime (the "Exchange Ratio"), all as more fully described in the accompanying Proxy Statement-Prospectus.

     ADDITIONAL INFORMATION REGARDING THE MERGER AND THE MERGER AGREEMENT IS SET FORTH IN THE ACCOMPANYING PROXY STATEMENT-PROSPECTUS AND THE ANNEXES THERETO, WHICH YOU ARE URGED TO READ CAREFULLY IN THEIR ENTIRETY. PLEASE DO NOT SEND ANY SHARE CERTIFICATES AT THIS TIME.

     HOMEGATE'S BOARD OF DIRECTORS HAS CAREFULLY CONSIDERED THE TERMS AND CONDITIONS OF THE PROPOSED MERGER AND HAS DETERMINED THAT THE TERMS OF THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY ARE FAIR TO, AND IN THE BEST INTERESTS OF, HOMEGATE AND ITS STOCKHOLDERS. ACCORDINGLY, YOUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR THE ADOPTION OF THE MERGER AGREEMENT AND THE AUTHORIZATION OF THE MERGER AND THE TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT.

     Certain stockholders of Homegate beneficially owning 6,096,416 shares of Common Stock as of October 24, 1997, the Record Date for the Special Meeting (the "Homegate Record Date"), representing approximately 56.8% of the outstanding Homegate Common Stock, have advised Homegate that they have granted irrevocable proxies in favor of Prime to vote all of such stockholders' shares of Homegate Common Stock owned as of the Homegate Record Date in favor of approval of the Merger Agreement. The proposal to adopt the Merger Agreement requires the approval of the holders of at least two-thirds of the outstanding shares of Homegate Common Stock.

     In view of the importance of the action to be taken at this Special Meeting of Homegate stockholders, we urge you to review carefully the accompanying Notice of Special Meeting of Stockholders and the Proxy Statement-Prospectus, including the annexes thereto, which also include information on Homegate and Prime. Whether or not you expect to attend the Special Meeting, please complete, sign and date the enclosed proxy and return it to Homegate as promptly as possible.

                                          Very truly yours,

                                         /s/ ROBERT A. FAITH
                                         -------------------
                                          ROBERT A. FAITH
                                          Chairman of the Board, Chief Executive
                                          Officer and President

                           HOMEGATE HOSPITALITY, INC.
                              111 CONGRESS AVENUE
                                   SUITE 2600
                              AUSTIN, TEXAS 78701

                            ------------------------

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                          TO BE HELD DECEMBER 1, 1997
                            ------------------------

To the Stockholders of Homegate Hospitality, Inc.:

     The Special Meeting of Stockholders of Homegate Hospitality, Inc., a Delaware corporation ("Homegate"), will be held at The Four Seasons Hotel, 98 San Jacinto, Austin, Texas 78701, on December 1, 1997 at 9:00 a.m. local time, for the following purposes:

          1. To consider and vote on a proposal (the "Merger Proposal") to adopt the Agreement and Plan of Merger, dated as of July 25, 1997 (the "Merger Agreement"), among Prime Hospitality Corp., a Delaware corporation ("Prime"), PH Sub Corporation, a wholly owned subsidiary of Prime ("Sub"), and Homegate, providing for the merger (the "Merger") of Sub with and into Homegate, and to authorize the Merger and the other transactions contemplated thereby. The consummation of the Merger will result in, among other things, Homegate becoming a wholly owned subsidiary of Prime and the issuance and exchange of outstanding shares of common stock, par value $.01 per share, of Homegate (the "Homegate Common Stock") for newly issued shares of common stock, par value $.01 per share, of Prime, all as more fully described in the accompanying Proxy Statement-Prospectus. A copy of the Merger Agreement is attached as Annex A to the accompanying Proxy Statement-Prospectus.

          2. To transact such other business as may properly come before the meeting, or any adjournment or postponement thereof.

     The Board of Directors of Homegate has fixed the close of business on October 24, 1997, as the record date for the determination of the holders of Homegate Common Stock entitled to notice of, and to vote at, the meeting and adjournments or postponements thereof. The Merger Proposal requires the approval of the holders of not less than two-thirds of the outstanding shares of Homegate Common Stock.

     Information regarding the proposed Merger, the Merger Agreement and related matters is contained in the accompanying Proxy Statement-Prospectus and the annexes thereto, which are incorporated by reference herein and form a part of this Notice.

     All Stockholders are cordially invited to attend the Special Meeting. To ensure your representation at the Special Meeting, however, you are urged to complete, date, sign and return the enclosed proxy as promptly as possible. A postage prepaid envelope is enclosed for that purpose. Any Stockholder attending the Special Meeting may vote in person even if that Stockholder has returned a proxy.

                                          By Order of the Board of Directors

                                        /s/ ROBERT A. FAITH
                                        -------------------
                                          ROBERT A. FAITH
                                          Chairman of the Board, Chief Executive
                                          Officer   and President

Dated: October 27, 1997

            PLEASE DO NOT SEND ANY SHARE CERTIFICATES AT THIS TIME.

Homegate Hospitality, Inc.                                                   Prime Hospitality Corp.
111 Congress Avenue, Suite 2600                                              700 Route 46 East
Austin, Texas 78701                                                          Fairfield, New Jersey 07007
(512) 477-6400                                                               (201) 882-1010


                           HOMEGATE HOSPITALITY, INC

                                PROXY STATEMENT
                            ------------------------

                            PRIME HOSPITALITY CORP.

                                   PROSPECTUS

     This Proxy Statement-Prospectus (the "Proxy Statement-Prospectus") is being furnished to the holders of common stock, par value $0.01 per share (the "Homegate Common Stock"), of Homegate Hospitality, Inc., a Delaware corporation ("Homegate"), in connection with the solicitation of proxies by the Board of Directors of Homegate (the "Homegate Board of Directors") for use at a Special Meeting of Stockholders of Homegate to be held at The Four Seasons Hotel, 98 San Jacinto, Austin, Texas 78701, on December 1, 1997, at 9:00 a.m. local time, and at any and all adjournments or postponements thereof (the "Homegate Special Meeting").
     This Proxy Statement-Prospectus relates to the proposed merger (the "Merger") into Homegate of PH Sub Corporation ("Sub"), a wholly owned subsidiary of Prime Hospitality Corp. ("Prime"), pursuant to an Agreement and Plan of Merger, dated as of July 25, 1997 (the "Merger Agreement"), among Prime, Sub and Homegate. Upon consummation of the Merger, Homegate will become a wholly owned subsidiary of Prime. In the Merger, each outstanding share of Homegate Common Stock (other than shares owned by Homegate or its subsidiaries or by Prime or its subsidiaries, all of which will be canceled) will be converted into and represent the right to receive 0.6073 of a share (the "Exchange Ratio") of common stock, par value $.01 per share, of Prime (the "Prime Common Stock") and cash in lieu of fractional shares of Prime Common Stock. Consummation of the Merger is subject to various conditions, including the approval of not less than two-thirds of the outstanding shares of Homegate Common Stock at the Homegate Special Meeting.
     Pursuant to certain Voting Agreements, dated as of July 25, 1997, among Prime and certain stockholders of Homegate (the "Voting Agreements"), certain stockholders of Homegate have granted irrevocable proxies in favor of Prime to vote all of such stockholders' shares of Homegate Common Stock as of October 24, 1997, the record date for the Homegate Special Meeting (the "Homegate Record Date"), in favor of the Merger (6,096,416 shares of Homegate Common Stock, representing approximately 56.8% of the outstanding Homegate Common Stock as of the Homegate Record Date). Such stockholders have sole voting and investment power with respect to all the Homegate Common Stock held of record by them.

     This Proxy Statement-Prospectus also constitutes the Prospectus of Prime with respect to 6,513,292 shares of Prime Common Stock to be issued in connection with the Merger. Upon consummation of the Merger, former holders of Homegate Common Stock will beneficially own approximately 13.8% of the outstanding Prime Common Stock. Prime Common Stock is traded on The New York Stock Exchange (the "NYSE") under the symbol "PDQ." On October 24, 1997, the closing sales price for Prime Common Stock as reported on the NYSE was $22 5/16 per share. At such price, the equivalent value of a share of Homegate Common Stock (the "Equivalent Value") would be $13.55, calculated on the basis of the Exchange Ratio, and the aggregate consideration in the Merger would be approximately $145.3 million. The actual value of the Prime Common Stock is subject to fluctuation and could be more or less than the market price of the Prime Common Stock on the date of this Proxy Statement-Prospectus or the date of the Homegate Special Meeting. Any such change will cause a corresponding change in the Equivalent Value and the aggregate consideration in the Merger. Holders of Homegate Common Stock are urged to obtain more recent market information relating to the closing sales price for the Prime Common Stock.

     The Boards of Directors of Homegate, Prime and Sub, and Prime as the holder of all the outstanding capital stock of Sub, have approved the Merger Agreement. THE HOMEGATE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT HOLDERS OF HOMEGATE COMMON STOCK VOTE FOR APPROVAL AND ADOPTION OF THE MERGER AGREEMENT. See "The Merger -- Interests of Certain Persons in the Merger."
     Proxies for the Homegate Special Meeting may be revoked, subject to the procedures described herein, at any time up to and including the date of the Homegate Special Meeting. See "The Homegate Special Meeting -- Record Date; Voting Rights; Proxies."
     All information contained in this Proxy Statement-Prospectus with respect to Homegate has been provided by Homegate. All information contained in this Proxy Statement-Prospectus with respect to Prime and Sub has been provided by Prime.
     This Proxy Statement-Prospectus and the accompanying forms of proxy are first being mailed to stockholders of Homegate on or about October 27, 1997.

     SEE "RISK FACTORS" BEGINNING ON PAGE 12 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE EVALUATED IN CONNECTION WITH THE MERGER.
                            ------------------------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROXY STATEMENT-PROSPECTUS. ANY REPRESENTATION TO
                      THE CONTRARY IS A CRIMINAL OFFENSE.

        THE DATE OF THIS PROXY STATEMENT-PROSPECTUS IS OCTOBER 27, 1997.

                               TABLE OF CONTENTS

                                                                                        PAGE
                                                                                        ----
AVAILABLE INFORMATION.................................................................  iii
FORWARD LOOKING STATEMENTS............................................................  iii
INCORPORATION OF DOCUMENTS BY REFERENCE...............................................   iv
SUMMARY...............................................................................    1
RISK FACTORS..........................................................................   12
  Risk Relating to Integration of Homegate and Prime..................................   12
  AmeriSuites and Homegate Expansion Risks............................................   12
  Risks of the Lodging Industry; Competition..........................................   13
  Hotel Acquisition Risks.............................................................   13
  Geographic Concentration of Hotels..................................................   13
  Leverage............................................................................   14
  Employment and Other Government Regulation..........................................   14
  Environmental Regulation............................................................   14
  Importance of Franchisor Relationships..............................................   15
  Dependence on Key Employees.........................................................   15
THE HOMEGATE SPECIAL MEETING..........................................................   16
  Purpose of the Homegate Special Meeting.............................................   16
  Record Date; Voting Rights; Proxies.................................................   16
  Solicitation of Proxies.............................................................   16
  Required Vote.......................................................................   16
THE MERGER............................................................................   18
  General.............................................................................   18
  Effective Date......................................................................   18
  Conversion of Shares; Procedures for Exchange of Certificates.......................   18
  Background to the Merger............................................................   19
  Recommendation of the Board of Directors of Homegate; Reasons for the Merger........   24
  Interests of Certain Persons in the Merger..........................................   26
  Opinion of Homegate's Financial Advisor.............................................   28
  Certain Federal Income Tax Consequences.............................................   31
  Accounting Treatment................................................................   32
  Certain Legal Matters...............................................................   33
  Federal Securities Law Consequences.................................................   33
  Registration Rights.................................................................   33
  Listing.............................................................................   34
  Appraisal Rights....................................................................   34
  Certain Effects of the Interim Financing and the Termination Fee....................   34
THE MERGER AGREEMENT..................................................................   35
  The Merger..........................................................................   35
  Effective Date......................................................................   35
  Terms of the Merger.................................................................   35
  Exchange Procedures.................................................................   36
  Representations and Warranties......................................................   37
  Certain Covenants...................................................................   37
  No Solicitation.....................................................................   38
  Indemnification and Insurance.......................................................   38
  Conditions..........................................................................   39
  Termination; Fees and Expenses......................................................   39
  Amendment; Waiver...................................................................   40
THE INTERIM FINANCING.................................................................   41

                                                                                        PAGE
                                                                                        ----
RECENT SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA OF PRIME........................   42
PRIME MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
  OPERATIONS..........................................................................   45
SELECTED CONSOLIDATED FINANCIAL DATA OF PRIME AND ITS PREDECESSOR.....................   61
BUSINESS OF PRIME.....................................................................   62
MANAGEMENT OF PRIME...................................................................   77
SELECTED CONSOLIDATED FINANCIAL DATA OF HOMEGATE......................................   79
HOMEGATE MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
  OPERATIONS..........................................................................   80
BUSINESS OF HOMEGATE..................................................................   85
MANAGEMENT OF HOMEGATE................................................................   93
COMPARATIVE PER SHARE DATA............................................................   96
PRO FORMA CONDENSED FINANCIAL INFORMATION.............................................   98
DESCRIPTION OF PRIME CAPITAL STOCK....................................................  109
  Common Stock........................................................................  109
  Preferred Stock.....................................................................  109
  Warrants............................................................................  109
  Anti-Takeover Provisions............................................................  109
  Limitations on Directors' Liability.................................................  110
  Certain Provisions of Delaware Law Regarding an Interested Stockholder..............  110
  Transfer Agent and Registrar........................................................  110
COMPARISON OF STOCKHOLDER RIGHTS......................................................  111
SECURITY OWNERSHIP OF HOMEGATE........................................................  113
OTHER MATTERS.........................................................................  115
LEGAL MATTERS.........................................................................  115
EXPERTS...............................................................................  115
HOMEGATE STOCKHOLDER PROPOSALS........................................................  115
INDEX TO FINANCIAL STATEMENTS.........................................................  F-1

Annex A -- Merger Agreement
Annex B -- Opinion of Bear, Stearns & Co. Inc.

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROXY STATEMENT-PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION NOT CONTAINED HEREIN MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROXY STATEMENT-PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR THE SOLICITATION OF AN OFFER TO PURCHASE, ANY OF THE SECURITIES OFFERED BY THIS PROXY STATEMENT-PROSPECTUS, OR THE SOLICITATION OF A PROXY, IN ANY JURISDICTION TO OR FROM ANY PERSON TO OR FROM WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION OF AN OFFER, OR PROXY SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROXY STATEMENT-PROSPECTUS NOR THE ISSUANCE OR SALE OF ANY SECURITIES HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE INFORMATION SET FORTH HEREIN SINCE THE DATE HEREOF OR INCORPORATED BY REFERENCE HEREIN SINCE THE DATE HEREOF.

                             AVAILABLE INFORMATION

     Homegate and Prime are subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act"), and in accordance therewith file reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and may be available at the following Regional Offices of the Commission: Midwest Regional Office, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and New York Regional Office, 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such materials can be obtained at prescribed rates from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of such site is http://www.sec.gov. The Homegate Common Stock is listed on the Nasdaq National Market. Material filed by Homegate can be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006. The Prime Common Stock is listed on the NYSE. Material filed by Prime can be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

     This Proxy Statement-Prospectus does not contain all the information set forth in the Registration Statement on Form S-4 and exhibits relating thereto, including any amendments (the "Registration Statement"), of which this Proxy Statement-Prospectus is a part, and which Prime has filed with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). Reference is made to such Registration Statement for further information with respect to Prime and the securities of Prime offered hereby. Statements contained herein concerning the provisions of documents are necessarily summaries of such documents, and each statement is qualified in its entirety by reference to the copy of the applicable document filed with the Commission or attached as an annex hereto. The information in this Proxy Statement-Prospectus concerning Homegate and Prime has been furnished by Homegate and Prime, respectively.

                           FORWARD LOOKING STATEMENTS

     Certain statements in this Proxy Statement-Prospectus under the captions "Summary," "Risk Factors," "Prime Management's Discussion and Analysis of Financial Condition and Results of Operations," "Homegate Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business of Prime" and "Business of Homegate" and elsewhere constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of Prime or Homegate, or industry results, to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks, uncertainties and other important factors include, among others: general economic and business conditions; industry trends; expansion and construction costs; competition; changes in business strategy or development plans; availability, terms and deployment of capital; availability of qualified personnel; changes in, or the failure or inability to comply with, government regulation, including, without limitation, environmental regulations; and other factors referenced in this Proxy Statement-Prospectus. See "Risk Factors." These forward-looking statements speak only as of the date of this Proxy Statement-Prospectus. Prime and Homegate each expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in Prime's or Homegate's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

                    INCORPORATION OF DOCUMENTS BY REFERENCE

     Prime (Commission File No. 1-6869) hereby incorporates by reference into this Proxy Statement-Prospectus the following documents previously filed with the Commission pursuant to the Exchange Act:

          1. Prime's Annual Report on Form 10-K for the year ended December 31, 1996;

          2. Prime's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1997 and June 30, 1997;

          3. The description of the Prime Common Stock contained in Prime's Registration Statement on Form 8-A, dated June 5, 1992, as amended on July 9, 1992 and December 21, 1992; and

          4. Prime's Current Reports on Form 8-K dated March 3, 1997 and July 25, 1997.

     In addition, all reports and other documents filed by Prime pursuant to
Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date hereof and prior to the consummation of the Merger shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such reports and documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Proxy Statement-Prospectus to the extent that a statement contained herein, or in any other subsequently filed document that also is incorporated or deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Proxy Statement-Prospectus.

     THIS PROXY STATEMENT-PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE FILED BY PRIME WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. THESE DOCUMENTS (OTHER THAN EXHIBITS TO SUCH DOCUMENTS UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE HEREIN) ARE AVAILABLE, WITHOUT CHARGE, UPON WRITTEN OR ORAL REQUEST FROM ANY PERSON, INCLUDING ANY BENEFICIAL OWNER, TO WHOM THIS PROXY STATEMENT-PROSPECTUS IS DELIVERED, FROM PRIME HOSPITALITY CORP., 700 ROUTE 46 EAST, FAIRFIELD, NEW JERSEY 07007, ATTENTION: SECRETARY (TEL. (201) 882-1010). IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS, ANY REQUEST SHOULD BE MADE BY NOVEMBER 21, 1997.

                                    SUMMARY

     The following summary is intended only to highlight certain information contained elsewhere in this Proxy Statement-Prospectus and the Annexes hereto. This summary is not intended to be complete and is qualified in its entirety by the more detailed information contained elsewhere or incorporated by reference in this Proxy Statement-Prospectus. Stockholders of Homegate and Prime should read carefully this Proxy Statement-Prospectus in its entirety. EBITDA represents earnings before extraordinary items, interest expense, provision for income taxes and depreciation and amortization and excludes interest income on cash investments and other income. EBITDA is used by Prime for the purpose of analyzing its operating performance, leverage and liquidity. Hotel EBITDA represents EBITDA generated from the operations of owned hotels. Hotel EBITDA excludes management fee income, interest income from mortgages and notes receivable, general and administrative expenses and other revenues and expenses which do not directly relate to operations of owned hotels. EBITDA and Hotel EBITDA are not measures of financial performance under generally accepted accounting principles and should not be considered as alternatives to net income as an indicator of Prime's operating performance or as alternatives to cash flows as a measure of liquidity.

THE COMPANIES

  Prime.

     Prime is a national hotel company, with a portfolio of 117 hotels containing 16,631 rooms located in 28 states and the U.S. Virgin Islands (the "Portfolio"). Prime controls two high-quality hotel brands -- AmeriSuites(R) and Wellesley Inns(R) -- as well as a portfolio of upscale full-service hotels. One of the country's largest hotel owner/operators, Prime has positioned itself to benefit significantly from favorable lodging industry fundamentals that have prevailed in recent years. From 1994 to 1996, Prime's EBITDA has grown at a compound annual rate of 44.0%, from $42.8 million in 1994 to $88.8 million in 1996, while recurring net income has grown at a compound annual rate of 48.7%, from $12.8 million to $28.3 million over the same period. The positive trends continued in the first half of 1997. For the six months ended June 30, 1997, EBITDA increased by 39.2% to $59.4 million and recurring net income increased by 76.2% to $20.5 million over the same period in 1996.

     Prime's strategy is to capitalize on two lodging industry trends perceived by management: (i) favorable industry fundamentals, which are producing strong earnings growth due to the operating leverage inherent in hotel ownership and
(ii) growing consumer preferences for newer all-suite accommodations with strong brand identities. Reflecting this strategy, Prime owns and operates 105 of the 117 hotels in the Portfolio (the "Owned Hotels") and holds financial or equity interests in 7 of the remaining 12 hotels managed by Prime for third parties (the "Managed Hotels"). Furthermore, more than 85% of Prime's capital spending in 1995 and 1996 was dedicated to the growth of Prime's proprietary AmeriSuites and Wellesley Inns brands. Through its focus on hotel equity ownership, Prime is benefiting from the operating leverage inherent in the lodging industry. Through its development of proprietary brands, Prime is positioning itself to generate additional revenue not dependent on investment in real estate.

     Prime's Portfolio is modern and well-maintained, with an average hotel age of approximately nine years. Over the past three years, Prime has achieved rapid growth in the Portfolio, from 5,092 owned rooms at January 1, 1994 to 14,093 owned rooms at October 1, 1997. At the same time, Prime has focused on brand development, with the number of Owned Hotels operated under Prime's proprietary AmeriSuites and Wellesley Inns brands increasing from 19 of the 41 Owned Hotels at January 1, 1994 to 83 of the 105 Owned Hotels at October 1, 1997.

     Prime's hotels serve three major lodging industry segments: the all-suites segment, under Prime's proprietary AmeriSuites brand; the upscale full-service segment, under major national franchises; and the limited-service segment, primarily under Prime's proprietary Wellesley Inns brand.

     All-Suites: Prime owns and operates 55 all-suite hotels under the AmeriSuites brand name, and currently has another 44 AmeriSuites under development, including 22 under construction. AmeriSuites are upper mid-price, all-suite hotels containing approximately 128 suites and located primarily near suburban commercial centers, corporate office parks and other travel destinations, with close proximity to dining, shopping and entertainment amenities. Since January 1, 1995, AmeriSuites has been one of the fastest growing domestic hotel chains, expanding from 13 hotels to 55 hotels at October 1, 1997, an increase of 323%. In 1996, AmeriSuites contributed approximately $26.0 million, or 28.6%, of Prime's Hotel EBITDA. For the six months ended June 30, 1997, AmeriSuites contributed approximately $23.0 million, or 37.2%, of Prime's Hotel EBITDA, a percentage which Prime believes will continue to increase significantly during the second half of 1997 and 1998.

     Full-Service: Prime operates 29 upscale full-service hotels with food service and banquet facilities under franchise agreements with national hotel brands such as Marriott, Radisson, Sheraton, Crowne Plaza, Holiday Inn and Ramada. In 1996, Prime's full-service hotels contributed approximately $44.5 million, or 48.9%, of Prime's Hotel EBITDA. For the six months ended June 30, 1997, Prime's full-service hotels contributed approximately $26.8 million, or 43.3%, of Prime's Hotel EBITDA.

     Limited-Service: Prime operates 33 limited-service hotels, 28 of which are Wellesley Inns. Prime owns all of the Wellesley Inns, which compete primarily in the mid-price segment with hotels such as Hampton Inns and La Quinta Inns. The remaining five limited-service hotels, four of which are managed for third parties, are operated under franchise agreements with well-known national chains. In 1996, Prime's limited-service hotels contributed approximately $20.5 million, or 22.5%, of Prime's Hotel EBITDA. For the six months ended June 30, 1997, Prime's limited-service hotels contributed approximately $12.1 million, or 19.5%, of Prime's Hotel EBITDA.

     Operating Performance and Internal Growth. Prime seeks to achieve internal growth through the use of sophisticated operating, marketing and financial systems at its hotels. Prime has demonstrated its ability to operate its hotels effectively in each of its three segments, achieving revenue per available room ("REVPAR") increases in 1996 at its comparable AmeriSuites, full-service and limited-service hotels of 11.7%, 15.8% and 5.2%, respectively, versus 1995 results. These trends continued in 1997, as Prime achieved REVPAR increases in the second quarter of 1997 at its comparable AmeriSuites, full-service and limited-service hotels of 10.7%, 15.3% and 7.5%, respectively, versus 1996 results. Management believes that: (i) the AmeriSuites chain is positioned to benefit from increased critical mass and name recognition resulting from the chain's rapid growth, expanded marketing initiatives and product improvements;
(ii) the upscale full-service segment, located principally in the Northeast, is positioned to benefit from strong regional and segment fundamentals, including significant barriers to entry; and (iii) Prime's Wellesley Inns are positioned to benefit from a $9.0 million renovation and reimaging program completed in March 1997.

     Prime's emphasis on efficient operations has increased operating margins, thus translating its top-line REVPAR growth into increased earnings for each of its three industry segments. In 1996, gross operating profit increased by 17.0%, 25.9% and 10.4%, respectively, for comparable AmeriSuites, full-service and limited-service hotels, versus 1995 results. These trends continued in 1997, as gross operating profit in the second quarter of 1997 increased by 13.5%, 26.2% and 12.7%, respectively, for comparable AmeriSuites, full-service and limited-service hotels. Prime expects to further improve its operating performance through the implementation of a new proprietary yield management system, an enhanced central reservations system serving the AmeriSuites and Wellesley Inns chains, digital telecommunications conversions, improved telephone call accounting systems and significant increases in employee training programs.

     AmeriSuites Expansion. Prime's external growth focuses on the accelerated expansion of its Ameri-
Suites brand through the construction of new AmeriSuites hotels. Prime believes that AmeriSuites, which offers an excellent guest experience and desirable suite accommodations at mid-scale prices, is well-positioned to become a preeminent brand in the rapidly growing all-suites segment. Prime plans to have 69 AmeriSuites open by the end of 1997 and 100 AmeriSuites open by the end of 1998. At present, 55 AmeriSuites are open, with an additional 44 hotels under development, including 22 under construction. At these levels, Prime believes that it is approaching the critical mass necessary to begin development of franchising programs, which would further leverage the value of its proprietary brands. Prime's AmeriSuites franchise initiatives will initially include forming strategic alliances with regional and national developers and REITs and developing franchise marketing, training and quality assurance programs.

     AmeriSuites are positioned in the upper mid-price segment of the lodging industry, competing predominantly with other mid-price and upscale brands such as Courtyard by Marriott and Holiday Inn. Prime markets AmeriSuites as "America's All-Suite Hotel," emphasizing superior price/value relative to traditional mid-price hotels by focusing on the chain's spacious suites, upscale facilities and attractive amenity package. Prime is committed to the expansion of the AmeriSuites brand due to its attractive investment returns, rapid stabilization, broad customer appeal and positioning in the fast growing all-suites segment.

     Prime believes that it will have access to sufficient resources to implement its planned expansion of the AmeriSuites brand, including capital from the following sources: (i) borrowings under Prime's $100 million revolving credit facility (the "Revolving Credit Facility"); (ii) internally generated free cash flow from hotel operations; and (iii) proceeds from anticipated sale/leaseback transactions with respect to certain of its properties. Prime may also from time to time seek additional debt or equity financing.

     On September 22, 1997, Prime entered into a strategic alliance with Equity Inns, Inc. ("Equity Inns"), a real estate investment trust, for purposes of financing its brand development through the sale/leaseback of AmeriSuites hotels. Under the agreement, Equity Inns has certain rights to acquire AmeriSuites hotels developed by Prime over the next three years. As part of the alliance, Prime has entered into an initial agreement with Equity Inns for the sale of 10 AmeriSuites hotels for aggregate consideration of $86.3 million, consisting of $77.7 million in cash and $8.6 million in Equity Inns limited partnership operating units. Prime has also agreed to lease the hotels from Equity Inns for a term of 10 years, with certain renewal options.

     Prime is a Delaware corporation incorporated in 1985. The principal office of Prime is located at 700 Route 46 East, Fairfield, New Jersey 07007-2700 and its telephone number is (201) 882-1010.

  Homegate.

     Homegate's goal is to become a national provider of high quality extended-stay hotels in strategically selected markets located throughout North America. Homegate is rapidly developing a chain of mid-price extended-stay hotels under the HOMEGATE Studios & Suites(R) brand name to capitalize on what management believes is a large and underserved market for extended-stay accommodations. This market includes business travelers, professionals on temporary work assignments, persons between domestic situations, and persons relocating or purchasing a home, who often desire accommodations for an extended duration. As of June 30, 1997, Homegate owned 8 hotels and had 34 more under development, including 17 under construction. Additionally, as of such date Homegate had 11 sites under contract with letters of intent and other arrangements. Homegate's objective is to have approximately 65 extended-stay hotels open or under construction by December 31, 1998.

     Homegate was founded by management and by affiliates of the following three entities: Trammell Crow Residential Company ("TCR"), one of the nation's leading developers of multi-family housing units with 22 regional offices; Greystar Capital Partners, L.P. ("Greystar"), a private investment company with substantial multi-family housing development and construction expertise; and Crow Realty Investors d/b/a Crow Investment Trust ("Crow"), the real estate investment arm of the various descendants of Mr. and Mrs. Trammell Crow and various corporations, partnerships, trusts and other entities beneficially owned or controlled by such persons known collectively as "Crow Family." In TCR, Greystar, and Crow, Homegate brings together extensive experience in developing, constructing and managing properties on a national scale and in structuring, financing and executing national real estate investment programs. TCR, Greystar, Crow and their affiliates own approximately 59.6% of the outstanding Homegate Common Stock. See "Security Ownership of Homegate."

     Homegate has entered into a master development agreement with a partnership (the "Developer Partnership"), comprised of TCR and Greystar (the "Developer Affiliates"), to provide site selection, construction and development services for Homegate's objective to open or begin construction on approximately 65 hotels by December 31, 1998 (the "Initial Hotel Program"). Management believes the Developer Affiliates' expertise and local market presence will significantly enhance Homegate's ability to execute its Initial Hotel Program, while minimizing Homegate's development costs and administrative overhead.

     Homegate also has entered into a master management assistance agreement (the "Management Agreement") with a subsidiary of Wyndham Hotel Corporation (together with its predecessors and affiliates "Wyndham"), which owns, operates or franchises more than 70 hotels in North America, to manage Homegate's hotels pursuant to 10-year management contracts. Wyndham has agreed to be acquired by Patriot American Hospitality Corp. ("Patriot"). The Crow Family currently owns approximately 43.7% of Wyndham's common stock which will be converted into an ownership interest in Patriot as a result of the acquisition. If the Merger is consummated, Homegate, Prime and Wyndham have agreed to terminate the Management Agreement (and each of the underlying contracts).

     Homegate's product strategy is to develop a well-recognized national brand under the HOMEGATE Studios & Suites name by offering consistent, high quality accommodations in a standard format, providing much of the value offered by limited service hotels with many of the added features and comforts of apartment living. HOMEGATE Studios & Suites hotels features three functional room configurations, each with a fully-equipped kitchen, upscale residential-quality furnishings and accessories, and separated cooking, living, as well as sleeping areas. In addition, other amenities, such as weekly maid service, twice-weekly linen service, resident laundry facilities, direct telephone service with voice mail messaging and dataport capabilities, cable T.V., a business center and an exercise facility are also offered. See "Business of Homegate -- Product Concept."

     Homegate currently operates a total of eight hotels located in the following areas: Austin, Texas on Towne Lake; Grand Prairie, Texas near Dallas/Fort Worth International Airport and Six Flags Amusement Park; Irving, Texas also near Dallas/Fort Worth International Airport; two in San Antonio, Texas located near the airport and Fiesta Park Amusement Center; El Paso, Texas; Amarillo, Texas; and Phoenix, Arizona near Phoenix Sky Harbor Airport. The Austin and Grand Prairie hotels were purchased on December 31, 1996, and May 31, 1996, respectively. The Phoenix hotel was developed and built using the TCR Phoenix office. The other five hotels, referred to as the "Westar" hotels, were purchased on September 6, 1996.

     The Westar hotels contain an aggregate of 622 units, all of which are studio units similar to the studio units in the HOMEGATE Studios & Suites prototype. The Westar hotels are being renovated at an aggregate anticipated cost of $6.6 million, of which $3.7 million has been spent through June 30, 1997, to conform to the quality standards of Homegate's prototype, and will be operated under the HOMEGATE Studios & Suites brand name. The Grand Prairie property contains 139 units. The Austin Towne Lake property contains 149 units which enjoy views of the lake and downtown Austin. The Towne Lake property had been operated as an extended-stay property by the previous owner. Homegate plans to "reflag" the property. Homegate does not plan to renovate this property as it currently conforms to Homegate's quality standards. The Phoenix property contains 139 units and is prototypical of the Homegate brand and standard.

     Homegate was incorporated in August 1996 as a Delaware corporation to succeed to the business of a predecessor partnership. Homegate's executive offices are at 111 Congress Avenue, Suite 2600, Austin, Texas 78701, and its telephone number is (512) 477-6400.

  Combined Company.

     After giving effect to the Merger, the combined Company, on a pro forma basis as of June 30, 1997, would have had approximately $1.1 billion in assets, of which approximately 91.2% is attributable to Prime and 8.8% is attributable to Homegate. For the six months ended June 30, 1997, on a pro forma basis, the total revenues of the combined Company would have been approximately $163.5 million, of which approximately 97.5% is attributable to Prime and 2.5% is attributable to Homegate. The percentage of assets and revenues attributable to Homegate reflects the start-up nature of the Homegate operations. As the Homegate brand is developed, the percentage contribution of the Homegate operations to the combined Company is expected to increase.

     Prime intends to rapidly develop both the AmeriSuites and Homegate brands. Prime plans to have 69 AmeriSuites and 20 Homegate hotels open by the end of 1997 and 100 AmeriSuites and 50 Homegate hotels open by the end of 1998. In order to accomplish this growth, the Company intends to utilize Homegate's development alliances with TCR, Greystar and Crow, and the existing internal development teams at both companies. The Company intends to operate the Homegate hotels as a separate operating division. The Wyndham management agreement will be terminated and the Homegate hotels will be managed by Prime's central management team in the same manner as other Prime hotels. Certain Homegate management, administrative and financial positions are expected to be eliminated in connection with the integration of operations. By the end of 1997, the Company expects to have approximately 150 hotels under operation, including 69 AmeriSuites and 20 Homegate hotels.

     Upon consummation of the Merger, former Homegate shareholders will own approximately 6.5 million shares of Prime Common Stock, which will represent approximately 13.8% of the outstanding Prime Common Stock.

THE HOMEGATE SPECIAL MEETING

  Time, Place and Date

     A Special Meeting of the stockholders of Homegate will be held at The Four Seasons Hotel, 98 San Jacinto, Austin, Texas 78701, on December 1, 1997, at 9:00 a.m. local time (including any and all adjournments or postponements thereof, the "Homegate Special Meeting").

  Purpose of the Meeting

     At the Homegate Special Meeting, holders of Homegate Common Stock will consider and vote upon a proposal to approve and adopt an Agreement and Plan of Merger, dated as of July 25, 1997, among Homegate, Prime and Sub, a copy of which is attached as Annex A to this Proxy Statement-Prospectus, providing for the Merger of Sub with and into Homegate. As a result of the Merger, Homegate will become a wholly owned subsidiary of Prime. In the Merger, each outstanding share of Homegate Common Stock will be converted into and represent the right to receive 0.6073 of a share of Prime Common Stock. Stockholders of Homegate will also consider and vote upon any other matter that may properly come before the meeting.

  Vote Required; Record Date

     The Merger will require approval and adoption of the Merger Agreement by the affirmative vote of not less than two-thirds of the outstanding shares of Homegate Common Stock entitled to vote thereon. Holders of Homegate Common Stock are entitled to one vote per share. Only holders of Homegate Common Stock at the close of business on October 24, 1997 (the "Homegate Record Date") will be entitled to notice of and to vote at the Homegate Special Meeting. On the Homegate Record Date, there were 10,725,000 shares of Homegate Common Stock outstanding and entitled to vote. Pursuant to the Voting Agreements, certain stockholders of Homegate have granted irrevocable proxies in favor of Prime to vote all of such stockholders' shares of Homegate Common Stock as of the Homegate Record Date in favor of the Merger (6,096,416 shares of Homegate Common Stock, representing approximately 56.8% of the outstanding Homegate Common Stock as of the Homegate Record Date). See "The Homegate Special Meeting."

RECOMMENDATION OF THE BOARD OF DIRECTORS OF HOMEGATE; REASONS FOR THE MERGER

     The Board of Directors of Homegate believes that the terms of the Merger are fair to and in the best interests of its stockholders and have approved the Merger Agreement and the related transactions. The Homegate Board of Directors unanimously recommends that its stockholders approve and adopt the Merger Agreement. The Homegate Board believes that the proposed Merger provides its stockholders the opportunity to participate on attractive terms in a substantially larger entity that has access to the capital required to continue aggressive development of the HOMEGATE Studios & Suites brand. In addition, the Homegate Board believes that the combination of the HOMEGATE Studios & Suites brand with Prime's AmeriSuites and Wellesley Inns brands will afford Homegate's stockholders the opportunity to participate, as stockholders of Prime, in an exciting multi-brand strategy. See "The Merger -- Background of the Merger," "-- Recommendation of the Board of Directors of Homegate; Reasons for the Merger" and "-- Interests of Certain Persons in the Merger."

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     In considering the recommendation of the Homegate Board of Directors with respect to the Merger Agreement and the transactions contemplated thereby, Homegate stockholders should be aware that certain members of Homegate's management and the Homegate Board of Directors have certain interests in the Merger that are in addition to the interests of stockholders of Homegate generally. These interests arise from, among other things, certain employee benefit plans, indemnification and insurance arrangements and other matters which Prime will assume or has agreed to provide after the Merger. See "The Merger -- Interests of Certain Persons in the Merger."

     In connection with the Merger, John Kratzer, the Chief Operating Officer of Homegate, is expected to enter into an employment agreement with Prime to serve as Senior Vice President. As of October 27, 1997, the specific terms of such employment agreement had not been determined. In addition, Tim Keith will receive a severance payment of $82,500 in connection with the Merger, and Prime has agreed to pay Mr. Keith his 1997 bonus of $35,000 in January 1998.


     As a result of the Merger, all options outstanding under Homegate's 1996 Long-Term Incentive Plan (other than those issued to non-employee directors, which were fully vested and exercisable when granted) will become immediately exercisable. Robert A. Faith, John C. Kratzer, Tim V. Keith and Joel Kinzie Oldham, IV, each an executive officer of Homegate, hold an aggregate of 321,250 of the options granted in October 1996 with exercise prices of $11.50 (having an aggregate market value of $501,953 based on the closing price of the Homegate Common Stock on October 24, 1997) and an aggregate of 38,000 of the options granted in March 1997 with exercise prices of $8.37 (having an aggregate market value of $178,315 based on the closing price of the Homegate Common Stock on October 24, 1997). Each of Messrs. Faith, Keith and Oldham, is a beneficiary of an agreement with Prime pursuant to which, if such executive's employment with Homegate is terminated within one year following the Merger, such executive's options will be extended so that they will not expire until their original expiration dates (ten years from the date of grant).


THE MERGER

  Merger Consideration

     On the effective date of the Merger (the "Effective Date"), each outstanding share of Homegate Common Stock (other than shares owned by Homegate or its subsidiaries and Prime or its subsidiaries, all of which will be canceled) will be automatically converted (subject to certain provisions described herein with respect to fractional shares) into and represent the right to receive 0.6073 of a share of Prime Common Stock. Cash will be paid in lieu of fractional shares. Upon consummation of the Merger, Sub will be merged with and into Homegate and Homegate, as the surviving corporation in the Merger, will become a wholly owned subsidiary of Prime. See "The Merger Agreement -- Terms of the Merger."

  Conditions to the Merger; Termination

     The respective obligations of Homegate and Prime to consummate the Merger are subject to the fulfillment of the following conditions: (a) obtaining requisite approval of the holders of Homegate Common Stock; (b) the effectiveness of the Registration Statement; (c) the absence of any order or injunction against the consummation of the Merger; (d) the receipt of necessary consents, authorizations, orders and approvals of any governmental commission, board or other regulatory body; and (e) the approval of the Prime Common Stock for listing on the NYSE.

     The obligations of each of Homegate and Prime to effect the Merger are also subject to the satisfaction or waiver by the other party prior to the Effective Date of the following conditions: (a) the other party shall have performed in all material respects all obligations required to be performed by it under the Merger Agreement and the representations and warranties of the other party and its subsidiaries set forth in the Merger Agreement shall be true in all material respects as of the Effective Date; (b) Homegate and Prime shall have received opinions of their respective counsel that the Merger will qualify as a tax-free reorganization; (c) Homegate and Prime shall have each received a "comfort" letter from the other party's independent public accountants and (d) from the date of the Merger Agreement through the Effective Date, there shall not have occurred any change, individually or together with other changes, that has had, or would reasonably be expected to have, a material adverse change in the financial condition, business, results of operations or prospects of either Homegate or Prime and its subsidiaries, taken as a whole.

     The Merger Agreement may be terminated at any time prior to the Effective Date, before or after the approval by the stockholders of Homegate: (a) by the mutual consent of Homegate and Prime; (b) by action of the Board of Directors of either Homegate or Prime if (i) the Merger shall not have been consummated by December 31, 1997, (ii) the approval of the Merger Agreement by Homegate's stockholders shall not have been obtained, or (iii) a court or governmental, regulatory or administrative agency or commission shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by the Merger Agreement and such order, decree, ruling or other action shall have become final and non-appealable; (c) by action of the Board of Directors of Homegate, if (i) in the exercise of its good faith judgment as to fiduciary duties to its stockholders imposed by law, the Board of Directors of Homegate determines that such termination is required by reason of an Alternative Proposal (as defined in "The Merger Agreement -- No Solicitation"), (ii) there has been a breach by Prime or Sub of any representation or warranty contained in the Merger Agreement which would have or would be reasonably likely to have a material adverse effect or (iii) there has been a material breach by Prime of any covenant or agreement contained in the Merger Agreement which is not cured; or (d) by action of the Board of Directors of Prime, if (i) the Board of Directors of Homegate shall have withdrawn or modified in a manner adverse to Prime its approval or recommendation of the Merger Agreement or the Merger, or shall have recommended an Alternative Proposal to Homegate stockholders, (ii) there has been a breach by Homegate of any representation or warranty contained in the Merger Agreement which would have or would be reasonably likely to have a material adverse effect or (iii) there has been a material breach by Homegate of any covenant or agreement contained in the Merger Agreement which is not cured.

     If (x) Homegate terminates the Merger Agreement because its Board of Directors, in the exercise of its good faith judgment as to its fiduciary duties to its stockholders imposed by law, determines that such termination is required by reason of an Alternative Proposal being made for Homegate, (y) Prime terminates the Merger Agreement because the Board of Directors of Homegate shall have withdrawn or modified in a manner adverse to Prime its approval or recommendation of the Merger Agreement or the Merger or shall have recommended an Alternative Proposal to Homegate stockholders or (z) any person shall have made an Alternative Proposal and thereafter the Merger Agreement is terminated by either party as a result of the requisite approval of the holders of Homegate Common Stock having not been obtained, or by Prime as a result of Homegate's intentional failure to perform one of its agreements contained in the Merger Agreement or intentional breach of one of its representations or warranties contained in the Merger Agreement, and within 12 months thereafter such Alternative Proposal shall have been consummated, then Homegate (or the successor thereto) is required to pay in cash to Prime a termination fee of $3,325,000 (the "Termination Fee"), within two days after such termination (in the case of (x) or (y)) or consummation (in the case of (z)).

     Certain aspects of the Termination Fee could have the effect of discouraging a third party from pursuing an acquisition transaction involving Homegate. See "The Merger -- Certain Effects of the Interim Financing and the Termination Fee."

  Accounting Treatment

     It is expected that the Merger will be accounted for as a pooling of interests for accounting and financial reporting purposes. See "The Merger -- Accounting Treatment."

  Listing

     It is a condition to the Merger that the shares of Prime Common Stock to be issued in the Merger be authorized for listing on the NYSE, subject to official notice of issuance. See "The Merger -- Listing."

  Appraisal Rights

     Under Delaware law, the holders of Homegate Common Stock are not entitled to any appraisal rights in connection with the Merger. See "The
Merger -- Appraisal Rights."

  Voting Agreements

     As a condition to entering into the Merger Agreement, Prime required certain stockholders of Homegate to enter into the Voting Agreements pursuant to which such stockholders agreed to vote their shares of Homegate Common Stock in favor of the approval of the Merger Agreement and granted irrevocable proxies in favor of Prime to vote all of such stockholders' shares of Homegate Common Stock held on the Homegate Record Date (equal to approximately 56.8%, or 6,096,416 shares, of the issued and outstanding shares of Homegate Common Stock as of the Homegate Record Date) in favor of the approval of the Merger.

OPINION OF HOMEGATE'S FINANCIAL ADVISOR

     Homegate retained Bear, Stearns & Co. Inc. ("Bear Stearns") to act as its financial advisor and to render its opinion as to whether the consideration to be received by the public shareholders of Homegate pursuant to the Merger is fair, from a financial point of view. Bear Stearns is an internationally recognized investment banking firm and is continually engaged in the valuation of businesses and their securities and in rendering opinions in connection with mergers, acquisitions, corporate transactions and other purposes. Homegate retained Bear Stearns based on its qualifications, expertise and reputation in providing advice to companies with respect to transactions similar to the Merger.

     At a meeting held on July 24, 1997, Bear Stearns orally advised Homegate's Board of Directors of its conclusions and subsequently delivered its written opinion to the effect that, based upon and subject to the various considerations set forth in such opinion, as of the date of such opinion, the consideration to be received by the public shareholders of Homegate pursuant to the Merger is fair, from a financial point of view, to such shareholders. The summary of Bear Stearns' opinion set forth in this Proxy Statement-Prospectus is qualified in its entirety by reference to the full text of such opinion, which is attached as Annex B to this Proxy Statement-Prospectus. Homegate shareholders are urged to, and should, read such opinion carefully in its entirety in connection with this Proxy Statement-Prospectus for assumptions made, matters considered and limits of the review by Bear Stearns. See "The Merger -- Opinion of Homegate's Financial Advisor."

THE INTERIM FINANCING

     Prime agreed to provide, pending consummation of the Merger, up to $65.0 million of interim secured financing (the "Interim Loans") to Homegate to enable Homegate to acquire and develop certain hotel properties. As of October 27, 1997, an aggregate of $32.6 million in Interim Loans was outstanding. See "The Interim Financing."

     Certain aspects of the interim financing could have the effect of discouraging a third party from pursuing an acquisition involving Homegate. See "The Merger Agreement -- Certain Effects of the Interim Financing and the Termination Fee."

HOMEGATE PLANS IF THE MERGER IS NOT CONSUMMATED

     If the Merger is not consummated, Homegate will face an immediate working capital shortage that will require it to seek additional financing and take measures to preserve cash. Homegate would also be required to seek replacement financing for the Interim Loans, which will mature on April 30, 1998. There can be no assurance that the required additional financing would be available or that it would be available on acceptable terms. Measures taken to preserve cash would most likely include the interruption of construction activity on some or all projects under development. Interruption of construction activity would preclude Homegate from meeting its growth plans, which would most likely have at least a temporary material adverse effect on the market price of Homegate Common Stock.

RISK FACTORS

     Holders of Homegate Common Stock, in voting on the Merger, should consider among other factors the following factors: (i) risks relating to integration of Homegate and Prime; (ii) AmeriSuites expansion risks; (iii) risks of the lodging industry and competition; (iv) hotel acquisition strategy; (v) geographic concentration of hotels; (vi) leverage; (vii) employment and other regulation;
(viii) environmental regulation; (ix) importance of franchisor relationships; and (x) dependence on key employees. See "Risk Factors."

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     Consummation of the Merger is conditioned upon Homegate and Prime receiving opinions of their respective counsel to the effect that the Merger will constitute a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"). See "The Merger -- Certain Federal Income Tax Consequences." Accordingly, except as more fully described under "The Merger -- Certain Federal Income Tax Consequences," no gain or loss will be recognized by Homegate stockholders except with respect to cash received in lieu of fractional shares and no gain or loss will be recognized by Homegate, Prime or Sub as a result of the Merger.

PRIME COMMON STOCK

     There are 75,000,000 shares of Prime Common Stock authorized, of which, as of October 17, 1997, there were 40,690,463 shares outstanding, an additional 2,602,025 shares issuable upon exercise of outstanding options and 721,465 shares issuable upon exercise of outstanding warrants and 7,187,500 shares reserved for issuance with respect to $86,250,000 aggregate principal amount of Convertible Subordinated Notes due 2002. It is anticipated that on the Effective Date, 6,513,292 shares of Prime Common Stock will be issued to the holders of Homegate Common Stock, representing approximately 13.8% of the outstanding Prime Common Stock after such issuance, and an additional 389,431 shares of Prime Common Stock will be issuable upon the exercise of options which were previously exercisable for shares of Homegate Common Stock. Prime Common Stock trades on the NYSE under the symbol "PDQ." See "Description of Prime Capital Stock."

COMPARATIVE RIGHTS OF STOCKHOLDERS

     The rights of Homegate stockholders currently are governed by Delaware law, Homegate's Certificate of Incorporation and Homegate's By-laws. Upon consummation of the Merger, stockholders of Homegate will become stockholders of Prime, which is also a Delaware corporation, and their rights as stockholders of Prime will be governed by Delaware law, Prime's Certificate of Incorporation and Prime's By-laws. For a comparison of the rights of Homegate stockholders and the rights of Prime stockholders, see "Comparison of Stockholder Rights."

MARKET AND MARKET PRICES

  Prime


     Prime Common Stock trades on the NYSE under the symbol "PDQ." The following table sets forth the high and low sale prices of the Prime Common Stock as reported by the NYSE for each of the quarters in the two year period ended December 31, 1996 and for the first, second, third and fourth quarters (through October 24) of 1997.


                                                                       HIGH       LOW
                                                                       ----       ---
        1995
        -------------------------------------------------------------
        First Quarter................................................  $10 3/8    $ 73/8
        Second Quarter...............................................   10 5/8      91/4
        Third Quarter................................................   11          91/2
        Fourth Quarter...............................................   10 1/4      93/8

                                                                       HIGH       LOW
                                                                       ----       ---
        1996
        -------------------------------------------------------------
        First Quarter................................................  $13  5/8   $ 9 5/8
        Second Quarter...............................................   17 1/4     12
        Third Quarter................................................   19 7/8     16 3/8
        Fourth Quarter...............................................   17  1/4    14
        1997
        -------------------------------------------------------------
        First Quarter................................................  $18  1/8   $14 1/8
        Second Quarter...............................................   20  7/8    14 3/4
        Third Quarter................................................   22  1/4    17 1/2
        Fourth Quarter (through October 24)..........................   23 3/16    21 1/16



     On October 24, 1997, the last sales price of Prime Common Stock on the NYSE was $22 5/16. The public announcement of the Merger Agreement occurred on July 25, 1997.


  Homegate


     Since October 25, 1996, Homegate Common Stock has traded on Nasdaq under the symbol "HMGT." The following table sets forth the high and low sale prices of the Homegate Common Stock as reported by Nasdaq for the fourth quarter in the period ended December 31, 1996 and for the first, second, third and fourth quarters (through October 24) of 1997.



                                                                       HIGH       LOW
                                                                       ----       ---
        1996
        -------------------------------------------------------------
        Fourth Quarter...............................................  $12 1/4    $6 3/4
        1997
        -------------------------------------------------------------
        First Quarter................................................  $ 9 1/4    $6 15/16
        Second Quarter...............................................   10 3/8     6
        Third Quarter................................................   13  5/8    8 15/16
        Fourth Quarter (through October 24)..........................   13  7/8   12  5/8



     On October 24, 1997, the last sales price of Homegate Common Stock on Nasdaq was $13 1/16. The public announcement of the Merger Agreement occurred on July 25, 1997.


EQUIVALENT PER SHARE DATA

     The following tables set forth certain data concerning the historical book value per share, cash dividends declared per share and net income (loss) per fully diluted share for Prime and Homegate, respectively, on a pro forma basis after giving effect to the Merger, as if such transaction had occurred at the beginning of the period presented. The information should be read in conjunction with the unaudited Pro Forma Condensed Financial Information of Prime contained elsewhere in this Proxy Statement-Prospectus, the historical financial statements of Prime incorporated herein by reference and the historical financial statements of Homegate contained elsewhere herein. The unaudited pro forma equivalent per share data shows for each share of Prime Common Stock and Homegate Common Stock before the Merger and its equivalent position after giving effect to the Merger. Homegate stockholders will receive 0.6073 of a share of Prime Common Stock for each share of Homegate Common Stock outstanding.

  Historical

                                                                           AS OF AND FOR      AS OF AND FOR
                                                                                THE                THE
                                  AS OF AND FOR THE   AS OF AND FOR THE      YEAR ENDED         YEAR ENDED
                                  SIX MONTHS ENDED       YEAR ENDED         DECEMBER 31,       DECEMBER 31,
                                    JUNE 30, 1997     DECEMBER 31, 1996         1995               1994
                                  -----------------   -----------------   ----------------   ----------------
                                  PRIME    HOMEGATE   PRIME    HOMEGATE   PRIME   HOMEGATE   PRIME   HOMEGATE
                                  ------   --------   ------   --------   -----   --------   -----   --------
Book value per share............  $11.01    $ 5.95    $10.55    $ 6.03    $7.51     $ --     $6.71     $ --
Cash dividends per share........      --        --        --        --       --       --        --       --
Net income (loss) per fully
  diluted share.................  $  .48    $ (.08)   $  .80    $ (.08)   $ .54     $ --     $ .58     $ --

  Prime -- Pro Forma

                                      AS OF AND FOR THE   AS OF AND FOR THE   AS OF AND FOR THE   AS OF AND FOR THE
                                      SIX MONTHS ENDED       YEAR ENDED          YEAR ENDED          YEAR ENDED
                                        JUNE 30, 1997     DECEMBER 31, 1996   DECEMBER 31, 1995   DECEMBER 31, 1994
                                      -----------------   -----------------   -----------------   -----------------
Book value per share................       $ 10.66             $ 10.46              $                   $
Cash dividends per share............            --                  --                 --                  --
Net income per fully diluted
  share.............................       $   .41             $   .69              $ .54               $ .58

  Homegate -- Equivalent Pro Forma

                                      AS OF AND FOR THE   AS OF AND FOR THE   AS OF AND FOR THE   AS OF AND FOR THE
                                      SIX MONTHS ENDED       YEAR ENDED          YEAR ENDED          YEAR ENDED
                                        JUNE 30, 1997     DECEMBER 31, 1996   DECEMBER 31, 1995   DECEMBER 31, 1994
                                      -----------------   -----------------   -----------------   -----------------
Book value per share................       $  6.47             $  6.35              $  --               $  --
Cash dividends per share............            --                  --                 --                  --
Net income per fully diluted
  share.............................       $   .25             $   .42              $ .33               $ .35

SURRENDER OF STOCK CERTIFICATES

     On the Effective Date, Prime will instruct Continental Stock Transfer & Trust Company, in its capacity as exchange agent for the Merger (the "Exchange Agent"), to mail to each holder of record of Homegate Common Stock a transmittal letter within three business days. The transmittal letter will contain instructions with respect to the surrender of certificates representing Homegate Common Stock to be exchanged for Prime Common Stock. See "The
Merger -- Conversion of Shares; Procedures for Exchange of Certificates."

                                  RISK FACTORS

     Holders of Homegate Common Stock should consider carefully all of the information contained in this Proxy Statement-Prospectus, including the following risk factors:

RISK RELATING TO INTEGRATION OF HOMEGATE AND PRIME

     The realization of certain benefits anticipated as a result of the Merger will depend in part on the integration of Homegate's extended-stay hotel business with Prime and the successful inclusion of Homegate's hotels in Prime's Portfolio. The dedication of management resources to such integration may detract attention from the day-to-day business of Prime. Extended-stay lodging is a market in which Prime does not currently operate. There can be no assurance that there will not be substantial costs associated with the transition process or that there will not be other material adverse effects as a result of these integration efforts. There can be no assurance that Homegate's business can be operated profitably or integrated successfully into Prime's operations. Such effects could have a material adverse effect on the financial results of Prime.

AMERISUITES AND HOMEGATE EXPANSION RISKS

     Prime is committed to expanding its AmeriSuites hotel brand and, upon consummation of the Merger, the Homegate hotel brand, to meet growing demand in the all-suite and extended stay hotel segments. Prime will be required to expend significant management and financial resources to expand its hotel brands and develop brand name identification. Prime competes with other companies in the all-suites segment and, following the Merger, in the extended stay segment, some of which companies have greater brand recognition and financial resources than Prime. As a result, there is no assurance that Prime can successfully expand its hotel brands or compete effectively with these other franchises. Prime will be expanding into hotel markets where it does not currently operate. There can be no assurance that Prime will anticipate all of the changing demands that expanding operations will impose on its management and management information system or its reservation service. The failure to adapt its systems and procedures could have a material adverse effect on Prime's business.

     The expansion of its brands will require significant capital. Prime believes that the availability under the Revolving Credit Facility, cash flow from operations and proceeds from anticipated sale/leaseback transactions will be sufficient to fund the near term growth of its brands. However, there can be no assurance that Prime will be able to obtain financing to fund the growth of its brands beyond the near term. If Prime is unable to obtain additional financing, the growth prospects for its brands and the financial results of Prime would be adversely affected.

     Prime's growth strategy of developing new AmeriSuites and Homegate hotels will subject Prime to pre-opening and pre-stabilization costs. As Prime opens additional hotels, such costs may adversely affect Prime's results of operations. Newly opened hotels historically begin with lower occupancy and room rates that improve over time. While Prime has in the past successfully opened new hotels, there can be no assurance that Prime will be able to continue to do so successfully. Construction of hotels involves certain risks, including the possibility of construction cost overruns and delays, site acquisition cost and availability, uncertainties as to market potential, market deterioration after commencement of the development and possible unavailability of financing on favorable terms. Although Prime seeks to manage its construction activities so as to minimize such risks, there can be no assurance that its brand expansion will perform in accordance with Prime's expectations.

     The opening of the new AmeriSuites and Homegate hotels will be contingent upon, among other things, receipt of all required licenses, permits and authorizations. The scope of the approvals required for a new hotel is extensive, including, without limitation, state and local land-use permits, building and zoning permits and health and safety permits. In addition, unexpected changes or concessions required by local, regulatory and state authorities could involve significant additional costs and could delay or prevent the completion of construction or the opening of a new hotel. There can be no assurance that the necessary permits, licenses and approvals for the construction and operation of the new hotels will be obtained, or that such permits, licenses and approvals will be obtained within the anticipated time frame.

     Of Prime's 55 AmeriSuites, 30, or 54.5%, have been open less than one year and 37, or 67.3%, have been open less than two years. Of the eight Homegate hotels, all have been acquired or constructed by Homegate within the past year. Consequently, the results achieved by these hotels to date may not be indicative of future results for these hotels or for other new hotels. Although the revenue and profitability of the AmeriSuites and Homegate have improved as the hotels have matured, there can be no assurance that future hotels will experience similar results.

RISKS OF THE LODGING INDUSTRY; COMPETITION

     Prime's business is subject to all of the risks inherent in the lodging industry. These risks include, among other things, adverse effects of general and local economic conditions, changes in local market conditions, oversupply of hotel space, a reduction in local demand for hotel rooms, changes in travel patterns, changes in governmental regulations that influence or determine wages, prices or construction costs, changes in interest rates, the availability of credit and changes in real estate taxes and other operating expenses. Prime's ownership of real property, including hotels, is substantial. Real estate values are sensitive to changes in local market and economic conditions and to fluctuations in the economy as a whole. Due in part to the strong correlation between the lodging industry's performance and economic conditions, the lodging industry is subject to cyclical changes in revenues and profits.

     The lodging industry is highly competitive. During the 1980s, construction of lodging facilities in the United States resulted in an excess supply of available rooms. This oversupply had an adverse effect on occupancy levels and room rates in the industry, although the oversupply has since largely been absorbed. Competitive factors in the industry include reasonableness of room rates, quality of accommodations, brand recognition, service levels and convenience of locations. Prime's hotels generally operate in areas that contain numerous other competitors. There can be no assurance that demographic, economic or other changes in markets will not adversely affect the convenience or desirability of the sites in which Prime's hotels are located. Furthermore, there can be no assurance that, in the markets in which Prime's hotels operate, competing hotels will not pose greater competition for guests than presently exists, or that new hotels will not enter such locales. See "Business of Prime -- Industry Overview."

HOTEL ACQUISITION RISKS

     Prime from time to time makes selective acquisitions of hotels with repositioning potential, notably in the full-service segment and in locations where Prime presently operates. There can be no assurance that hotel acquisitions can be consummated successfully or that acquired hotels can be operated profitably or integrated successfully into Prime's operations. Hotel acquisition entails certain risks that the acquired hotels could be subject to unanticipated business uncertainties or legal liabilities.

GEOGRAPHIC CONCENTRATION OF HOTELS

     Many of Prime's hotels open or under development are located in Florida, New Jersey, New York, Georgia, Texas and Tennessee, and such geographic concentration exposes Prime's operating results to events or conditions which specifically affect those areas, such as local and regional economic, weather and other conditions. Adverse developments which specifically affect those areas may have a material adverse effect on the results of operations of Prime. While Prime's AmeriSuites and Homegate expansion is expected to reduce these risks, Prime will remain subject to certain risks associated with geographic concentration.

     In addition, Prime owns the Marriott's Frenchman's Reef Beach Resort (the "Frenchman's Reef ") in St. Thomas, U.S. Virgin Islands. Prime obtained ownership and control of this hotel in December 1994 pursuant to the restructuring of a note receivable. The Frenchman's Reef accounted for approximately 12.9% of Prime's EBITDA for the year ended December 31, 1996 and 10.1% during the six months ended June 30, 1997. The Frenchman's Reef's operating results have been adversely affected in recent years by hurricanes and a disruption in airline service. As a resort hotel primarily operated for leisure travelers, operating results at the Frenchman's Reef also are subject to adverse developments in general economic conditions and changes in travel patterns. Adverse developments with respect to the Frenchman's Reef may have a material adverse effect on the results of operations of Prime.

     In September 1995, the Frenchman's Reef suffered hurricane damage when Hurricane Marilyn struck the U.S. Virgin Islands. Prime and its insurance carrier settled Prime's property and business interruption insurance claim for $25.0 million. Due to this insurance coverage, Prime's liquidity was affected only to the extent of its insurance deductibles, for which Prime provided a reserve of $2.2 million in 1995. In July 1996, Hurricane Bertha struck the island and caused further damage to the hotel. Prime is currently reviewing its claims for property damage and business interruption insurance with its insurance carrier with respect to the damage caused by Hurricane Bertha. Although Prime has continued to operate the hotel, the impact of the hurricanes has caused operating profits to decline. Prime is currently underway with plans to refurbish and upgrade the Frenchman's Reef. Prime estimates that the cost of refurbishment will be approximately $35.0 million. Due to the extent of the renovations and the additional damage caused by Hurricane Bertha, Prime closed the hotel in April 1997 and plans to reopen the hotel in December 1997, although there can be no assurance that the Frenchman's Reef will reopen at such time or that the cost of refurbishment will not exceed Prime's estimate. Prime does not believe the closing of the Frenchman's Reef will have a material impact on its cash flow due to the seasonality of the hotel's operations and its business interruption insurance coverage.

LEVERAGE

     As of June 30, 1997, after giving effect to the Merger, Prime's total long-term debt (including current portion) would have been $489.5 million. Prime expects it may incur additional indebtedness in connection with the implementation of its growth strategy. The degree to which Prime is leveraged, as well as its rent expense, could have important consequences to holders of Prime Common Stock, including: (i) Prime's ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions or general corporate purposes may be impaired; (ii) a substantial portion of Prime's cash flow from operations may be dedicated to the payment of principal and interest on its indebtedness and rent expense, thereby reducing the funds available to Prime for its operation; and (iii) certain of Prime's indebtedness, including the Revolving Credit Facility, contains financial and other restrictive covenants, including those restricting the incurrence of additional indebtedness, the creation of liens, the payment of dividends and sales of assets, as well as those imposing minimum net worth requirements. See "Prime Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

EMPLOYMENT AND OTHER GOVERNMENT REGULATION

     The lodging industry is subject to numerous federal, state and local government regulations, including those relating to the preparation and sale of food and beverage (such as health and liquor license laws) and building and zoning requirements. Also, Prime is subject to laws governing its relationship with employees, including minimum wage requirements, overtime, working conditions and work permits requirements. The failure to obtain or retain liquor licenses or an increase in the minimum wage rate, employee benefit costs or other costs associated with employees, could adversely affect Prime. Both at the federal and state level, there are proposals under consideration to increase the minimum wage and introduce a system of mandated health insurance. Under the Americans with Disabilities Act of 1990 (the "ADA"), all public accommodations are required to meet certain federal requirements related to access and use by disabled persons. While Prime believes its hotels are substantially in compliance with these requirements, a determination that Prime is not in compliance with the ADA could result in the imposition of fines or an award of damages to private litigants. These and other initiatives could adversely affect Prime as well as the lodging industry in general.

ENVIRONMENTAL REGULATION

     Under various federal, state and local environmental laws, ordinances and regulations, a current or previous owner or operator of real property may be liable for the costs of removal or remediation of hazardous or toxic substances on, under or in such property. Such laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. Certain environmental laws and common law principles could be used to impose liability for release of asbestos-containing materials ("ACMs") into the air, and third parties may seek recovery from owners or operators of real properties for personal injury associated with exposure to released ACMs. Environmental laws also may impose restrictions on the manner in which property may be used or businesses may be operated, and these restrictions may require expenditures. In connection with the ownership or operation of hotels, Prime may be potentially liable for any such costs. Although Prime is currently not aware of any material environmental claims pending or threatened against it, no assurance can be given that a material environmental claim will not be asserted against Prime or against Prime and its Managed Hotels. The cost of defending against claims of liability or of remediating a contaminated property could have a material adverse effect on the results of operations of Prime.

IMPORTANCE OF FRANCHISOR RELATIONSHIPS

     Prime currently enjoys good relationships with its major franchisors, Marriott, Radisson, Sheraton, Crowne Plaza, Holiday Inn, Ramada and Howard Johnson, and Prime has no reason to believe that such relationships will not continue. However, under the applicable franchise agreements, the franchisor can terminate the agreement if, among other things, its quality standards are not maintained or if payments due are not made in a timely fashion. If any of the franchise agreements were terminated by the franchisor, Prime could explore entering into a franchise agreement with another franchisor. There can be no assurance, however, that a desirable replacement relationship would be available.

DEPENDENCE ON KEY EMPLOYEES

     Prime is dependent on its President, Chief Executive Officer and Chairman of the Board, David A. Simon, its Executive Vice President and Chief Financial Officer, John M. Elwood, its Executive Vice President of Operations, Paul H. Hower, and on certain other key members of its executive management staff, the loss of whose services could have a material adverse effect on Prime's business and future operations. See "Management of Prime."

                          THE HOMEGATE SPECIAL MEETING

PURPOSE OF THE HOMEGATE SPECIAL MEETING

     At the Homegate Special Meeting, holders of Homegate Common Stock will consider and vote upon a proposal to approve and adopt the Merger Agreement and such other matters as may properly be brought before the Homegate Special Meeting.

     THE BOARD OF DIRECTORS OF HOMEGATE HAS APPROVED THE MERGER AGREEMENT AND UNANIMOUSLY RECOMMENDS A VOTE FOR APPROVAL AND ADOPTION OF THE MERGER AGREEMENT.

RECORD DATE; VOTING RIGHTS; PROXIES

     The Homegate Board of Directors has fixed the close of business on October 24, 1997 as the Homegate Record Date for determining holders entitled to notice of and to vote at the Homegate Special Meeting.

     As of the Homegate Record Date, there were 10,725,000 shares of Homegate Common Stock issued and outstanding, each of which entitles the holder thereof to one vote. All shares of Homegate Common Stock represented by properly executed proxies will, unless such proxies have been previously revoked, be voted in accordance with the instructions indicated in such proxies. IF NO INSTRUCTIONS ARE INDICATED, SUCH SHARES OF HOMEGATE COMMON STOCK WILL BE VOTED FOR APPROVAL AND ADOPTION OF THE MERGER AGREEMENT.

     Homegate does not know of any matters other than as described in the Notice of Special Meeting that are to come before the Homegate Special Meeting. If any other matter or matters are properly presented for action at the Homegate Special Meeting, the persons named in the enclosed form of proxy and acting thereunder will have the discretion to vote on such matters in accordance with their best judgment, unless such authorization is withheld. A stockholder who has given a proxy may revoke it at any time prior to its exercise by giving written notice thereof to the Secretary of Homegate, by signing and returning a later dated proxy, or by voting in person at the Homegate Special Meeting; however, mere attendance at the Homegate Special Meeting will not in and of itself have the effect of revoking the proxy.

     The presence in person or by properly executed proxy of holders of a majority of the issued and outstanding shares of Homegate Common Stock entitled to vote is necessary to constitute a quorum at the Homegate Special Meeting. Votes cast by proxy or in person at the Homegate Special Meeting will be tabulated by the election inspectors appointed for the meeting who will determine whether or not a quorum is present. Where, as to any matter submitted to the stockholders for a vote, proxies are marked as abstentions (or stockholders appear in person but abstain from voting), such abstentions will be treated as shares that are present and entitled to vote for purposes of determining the presence of a quorum but as unvoted for purposes of determining the approval of any matter submitted to the stockholders for a vote. If a broker indicates on the proxy that it does not have discretionary authority as to certain shares to vote on a particular matter, those shares will not be considered as present and entitled to vote with respect to that matter.

SOLICITATION OF PROXIES

     Homegate will bear its own cost of solicitation of proxies. In addition to the use of the mails, proxies may be solicited by the directors and officers of Homegate by personal interview, telephone, telegram or electronic mail. Such directors and officers will not receive additional compensation for such solicitation but may be reimbursed for out-of-pocket expenses incurred in connection therewith. Arrangements may also be made with brokerage firms and other custodians, nominees and fiduciaries to forward solicitation materials to the beneficial owners of shares of Homegate Common Stock held of record by such persons, in which case Homegate will reimburse such brokerage firms, custodians, nominees and fiduciaries for reasonable out-of-pocket expenses incurred by them in connection therewith.

REQUIRED VOTE

     The approval of the Merger requires the affirmative vote of the holders of not less than two-thirds of the outstanding shares of Homegate Common Stock. An abstention will have the same effect as a vote against the

Merger. As of the Homegate Record Date, there were 10,725,000 shares of Homegate Common Stock outstanding and entitled to vote held by approximately 29 stockholders of record. As of the Homegate Record Date, directors and officers of Homegate as a group beneficially owned 6,309,356 shares of Homegate Common Stock, or approximately 58.7% of those shares of Homegate Common Stock outstanding as of such date. All directors and executive officers of Homegate have indicated that they intend to vote their shares for approval and adoption of the Merger Agreement. Pursuant to the Voting Agreements, certain stockholders of Homegate have granted irrevocable proxies in favor of Prime to vote all of such stockholders' shares of Homegate Common Stock held as of the Homegate Record Date in favor of the Merger Agreement and the Merger (6,096,416 shares of Homegate Common Stock, or approximately 56.8% of the outstanding shares of Homegate Common Stock as of the Homegate Record Date).

     THE MATTERS TO BE CONSIDERED AT THE HOMEGATE SPECIAL MEETING ARE OF GREAT IMPORTANCE TO THE STOCKHOLDERS OF HOMEGATE. ACCORDINGLY, STOCKHOLDERS ARE URGED TO READ AND CAREFULLY CONSIDER THE INFORMATION PRESENTED IN THIS PROXY STATEMENT-PROSPECTUS, AND TO COMPLETE, DATE, SIGN AND PROMPTLY RETURN THE ENCLOSED PROXY IN THE ENCLOSED POSTAGE PAID ENVELOPE.

                                   THE MERGER

GENERAL

     The Merger Agreement provides that the Merger will be consummated if the approval of the Homegate stockholders required therefor is obtained and all other conditions to the Merger are satisfied or waived. Upon consummation of the Merger, Sub will be merged with and into Homegate, and Homegate will become a wholly owned subsidiary of Prime.

     Upon consummation of the Merger, each outstanding share of Homegate Common Stock (other than shares owned by Homegate as treasury stock or by its subsidiaries or by Prime or its subsidiaries, all of which will be canceled) will be automatically converted (subject to provisions with respect to fractional shares) into the right to receive 0.6073 of a share of Prime Common Stock. Cash will be paid in lieu of fractional shares.

     Based upon the capitalization of Homegate and Prime as of the Homegate Record Date, the stockholders of Homegate will own approximately 13.8% of the outstanding Prime Common Stock following consummation of the Merger. Such percentage could change depending on the number of shares of Prime Common Stock and Homegate Common Stock issued upon exercise of outstanding Homegate and Prime stock options.

EFFECTIVE DATE

     The Effective Date of the Merger will occur upon the filing of a Certificate of Merger with the Secretary of State of the State of Delaware (the "Certificate of Merger") or at such later Prime as is specified on such certificate. The filing of the Certificate of Merger will occur as soon as practicable after the satisfaction of the conditions set forth in the Merger Agreement. The Merger Agreement may be terminated by either party if the Merger has not been consummated on or before December 31, 1997 and under certain other conditions. See "The Merger Agreement -- Conditions" and "-- Termination; Fees and Expenses."

CONVERSION OF SHARES; PROCEDURES FOR EXCHANGE OF CERTIFICATES

     The conversion, at the Exchange Ratio, of Homegate Common Stock into the right to receive Prime Common Stock will occur automatically at the Effective Date.

     On the Effective Date, Prime will instruct the Exchange Agent to mail to each holder of record of Homegate Common Stock within three business days a transmittal letter and instructions for use in effecting the surrender of certificates which represented shares of Homegate Common Stock. Upon receipt of such certificates, the Exchange Agent will deliver full shares of Prime Common Stock to such stockholder and cash in lieu of fractional shares pursuant to the terms of the Merger Agreement and in accordance with the transmittal letter, together with any dividends or other distributions to which such stockholder is entitled without interest.

     If any issuance of shares of Prime Common Stock in exchange for shares of Homegate Common Stock is to be made to a person other than the holder of Homegate Common Stock in whose name the certificate is registered at the Effective Date, it will be a condition of such exchange that the certificate so surrendered be properly endorsed or otherwise in proper form for transfer and that the holder of Homegate Common Stock requesting such issuance either pay any transfer or other tax required or establish to the satisfaction of Prime that such tax has been paid or is not payable.

     After the Effective Date, there will be no further transfers of Homegate Common Stock on the stock transfer books of Homegate. If a certificate representing Homegate Common Stock is presented for transfer, it will be canceled and a certificate representing the appropriate number of full shares of Prime Common Stock and cash in lieu of fractional shares and any dividends and distributions will be issued in exchange therefor, without interest.

     After the Effective Date and until surrendered, shares of Homegate Common Stock will be deemed for all corporate purposes, other than the payment of dividends and distributions, to evidence ownership of the number of full shares of Prime Common Stock into which such shares of Homegate Common Stock were converted on the Effective Date. No dividends or other distributions, if any, payable to holders of Prime Common Stock will be paid to the holders of any certificates for shares of Homegate Common Stock until such certificates are surrendered. Upon surrender of such certificates, all such declared dividends and distributions payable after the Effective Date will be paid to the holder of record of the full shares of Prime Common Stock represented by the certificate issued in exchange therefor, without interest.

     HOLDERS OF HOMEGATE COMMON STOCK SHOULD NOT FORWARD STOCK CERTIFICATES TO THE EXCHANGE AGENT UNTIL THEY HAVE RECEIVED TRANSMITTAL LETTERS. HOLDERS OF HOMEGATE COMMON STOCK SHOULD NOT RETURN STOCK CERTIFICATES WITH THE ENCLOSED PROXY.

BACKGROUND TO THE MERGER

     In early 1997, Homegate began to explore its options for raising the additional capital that would be required for it to continue its hotel development program after the expenditure of the remaining funds from its October 1996 initial public offering and existing credit facility. The Company sought both conventional first mortgage financing and "mezzanine financing," consisting of subordinated debt financing for an additional portion of hotel development costs (beyond that provided by the first mortgage financing) that would most likely require returns comparable to an equity investment. The most promising financing option then being considered included mezzanine financing that would be dilutive to equity through the issuance of warrants to the party providing the financing. In this context, Homegate had a number of discussions with Bear Stearns, which had been the lead managing underwriter of Homegate's initial public offering.

     Prime has announced that it is pursuing a strategy which focuses on the development of proprietary brands with the objective of evolving into a multi-brand franchise company.

     Against this background, on February 5, 1997 representatives of Homegate and Prime attending an industry conference in New York met and, at Prime's suggestion, began to explore the desirability of a business combination transaction whereby (i) Homegate would become a subsidiary of Prime with Homegate's stockholders receiving shares of Prime Common Stock in the merger and
(ii) Prime would continue development of the Homegate brand as part of a multi-brand strategy, together with Prime's AmeriSuites brand. At this meeting, the parties agreed to share certain confidential information so that they might further assess their mutual interests in pursuing a possible transaction. On February 11, 1997, a confidentiality agreement was signed pursuant to which the parties began to exchange information.

     On March 3, 1997, representatives of Prime met with representatives of Homegate in Dallas, Texas to understand further Homegate's concept, to view a prototype property and to discuss further their interest in the potential transaction.

     On March 24, 1997, the Board of Directors of Homegate (the "Homegate Board") met in Dallas and considered various financing alternatives, including the potential use of mezzanine financing with warrants attached and/or the issuance of convertible debt securities in a private or public transaction. At this meeting the Homegate Board was briefed by Homegate's management concerning the discussions with Prime, and the Homegate Board instructed management to continue the discussions with Prime. The Homegate Board believed that the potential business combination with Prime should be explored fully before committing to a financing that would dilute the existing Homegate stockholders' percentage ownership in Homegate's extended stay lodging business in order that such dilution could be avoided if the potential business combination appeared attractive and was to be pursued in the near term. While the Homegate Board recognized that a business combination transaction with Prime would dilute the Homegate stockholders' interest in the extended stay business conducted by Homegate, the Homegate Board also noted that the Homegate stockholders would gain an interest in a much larger lodging business conducted by Prime.

     On May 1, 1997, representatives of Homegate and Prime met in Phoenix, Arizona. At this meeting, the parties had their first preliminary discussions of the terms on which a business combination might be pursued. The parties contemplated that the transaction would be structured as a tax-free, stock-for-stock merger and that Prime would provide Homegate with a bridge financing facility to enable Homegate to continue its hotel development program during the pendency of the process. At this meeting, Prime preliminarily indicated that it was contemplating an exchange ratio that would value Homegate Common Stock at approximately $10.00 per share, but indicated that it would continue to refine its valuation analysis as it continued its due diligence.

     On May 5, 1997, in conjunction with Homegate's annual meeting of stockholders in Austin, Texas, the Homegate Board met to discuss, among other things, its strategic options, including the pursuit of financing from third party sources to continue its hotel development program and the potential business combination transaction with Prime. Representatives of Bear Stearns attended a portion of the meeting and presented to the Homegate Board certain background information concerning Prime and, based on published research reports, indicated its preliminary view that a transaction could be accretive to Prime with merger consideration per share of Homegate Common Stock in excess of $11.50. At this meeting, James D. Carreker, a Homegate director and the Chairman and Chief Executive Officer of Wyndham, made a proposal to the Homegate Board outlining Wyndham's interest in providing Homegate with alternative mezzanine financing that would be less dilutive to equity than that currently being considered by Homegate but would be conditioned upon amendment of the Master Management Assistance Agreement between Homegate and Wyndham to provide for a significant increase in the termination fee payable in the event such agreement was terminated prematurely in connection with a change of control or otherwise. At this meeting, the Homegate Board had its first of several extensive discussions of the relative merits of the strategic alternatives before it, focusing on the potential risks and rewards attendant the more highly leveraged financing alternative and the benefits to Homegate stockholders of the business combination alternative. Ultimately, the Homegate Board instructed management to continue its discussions with Wyndham and the other third party financing source and its discussions with Prime, focusing in the Prime context on increasing the value Prime would be willing to provide Homegate stockholders in the business combination. At this meeting, the Homegate Board also considered the likelihood of finding another party with which a business combination could then be negotiated that would provide benefits for Homegate stockholders competitive with those that might be gained from a combination with Prime. The Homegate Board concluded that, given (i) Homegate's short existence, (ii) its having only recently commenced the execution of its business plan and (iii) its general understanding of other major lodging companies and their strategies, it was not likely that there were any other attractive acquirors with which a combination could then be negotiated. Accordingly, other merger candidates were not actively solicited.

     Mr. Carreker and two other Homegate Directors, Harlan R. Crow and Anthony
W. Dona, excused themselves from the May 5 meeting during the discussions concerning Wyndham and advised that they would refrain from participating in any subsequent Homegate Board actions or discussions concerning Wyndham because of the potential conflicts presented by their separate relationships with Wyndham. CF Securities, L.P., an affiliate of Mr. Crow and Crow Family, owns approximately 43.7% of the outstanding shares of common stock of Wyndham, and Mr. Dona is an executive officer of Crow, which is also an affiliate of Mr. Crow and Crow Family. Thereafter, Messrs. Carreker, Crow and Dona did not participate in any Homegate Board actions or deliberations concerning Wyndham and related matters.

     On May 14, 1997, Prime provided to Homegate an initial term sheet indicating Prime's interest in pursuing a transaction pursuant to which Homegate stockholders would be offered Prime Common Stock pursuant to an exchange ratio that valued Homegate Common Stock at $11.50 per share. The exchange ratio was to be set based on the average closing price of Prime Common Stock for the ten trading days preceding execution of a definitive agreement. The Prime proposal included an adjustment mechanism providing for a decrease in the exchange ratio (of up to 6.5%) if the value of Prime Common Stock should increase prior to the closing of the business combination, without a corresponding increase in the exchange ratio if the market price of Prime Common Stock should decrease prior to the closing. The proposal also contemplated, among other terms, the execution by various Homegate affiliates of agreements providing for the development by TCR and Greystar of other (non-Homegate) branded hotels for the benefit of Prime, and noncompetition by Homegate affiliates for two years following the business combination. Furthermore, the proposal contemplated, as a condition of closing, that termination of the Master Management Assistance Agreement with Wyndham should be effected for a termination fee not to exceed $975,000.

     On May 19, 1997, the Homegate Board held a telephonic meeting to consider, among other things, the receipt of the initial term sheet from Prime and the results of continued discussions with Wyndham regarding Wyndham's willingness to provide mezzanine financing. At this meeting, the Homegate Board of Directors determined to continue to pursue both alternatives and to continue to seek more value from Prime in the business combination context. The Board further requested that management and Bear Stearns prepare preliminary financial analyses of the strategic alternatives.

     On May 27, 1997, the Homegate Board met again and considered further the strategic alternatives in light of the preliminary financial analyses received from management and Bear Stearns. At the May 27 meeting, management presented to the Homegate Board the results of its financial analyses valuing Homegate under two capitalization scenarios, one assuming continuing operations through the year 2000 utilizing the proposed Wyndham mezzanine financing as a supplement to conventional first mortgage financing and the other assuming continuing operations through the same period with the same financing but with a $50 million equity offering assumed as of January 1, 1999 (with the proceeds of the offering being used to repay the Wyndham mezzanine financing). The stabilized occupancy rate used in the analysis was in line with industry norms, and the construction cost, average weekly room rate and lease-up assumptions were consistent with comparable figures reported by competitors in the mid-price segment of the extended stay market. It was assumed for purposes of the analyses that the market price of Homegate Common Stock would begin to reflect the following year's earnings estimates half way through a given year. Earnings per share amounts for each of 1999 and 2000 were then multiplied by a factor of 17.7 and discounted back to December 31, 1997, yielding values ranging from $15.83 to $23.30. It was noted that the earnings multiple of 17.7, while in line with multiples for corporations in the lodging business generally, was higher than the average of 14.4 for corporations in the extended stay lodging business. The valuation analysis included sensitivity analyses reflecting the effect of various occupancy rates and lease-up assumptions. A real estate liquidation analysis was also performed on similar assumptions using net operating income multiples of 7.0 to 10.0, assuming that a projected portfolio of 50 hotels was liquidated in 1999. The liquidation analysis yield per share values ranging from $12.20 to $23.60.

     At the May 27 meeting, Bear Stearns presented to the Homegate Board an analysis of the Prime merger alternative. After reciting the terms of the current Prime merger proposal, the Bear Stearns report (i) analyzed the premiums implied by merger consideration amounts ranging from $11.50 to $14.00 per share,
(ii) presented the multiples of projected 1997 and 1998 EBITDA and earnings implied by such merger consideration amounts, (iii) analyzed one percent extended stay merger and acquisition transaction, (iv) presented a relative contribution analysis showing, on a pro forma basis, Prime's and Homegate's relative contribution to a combined entity's enterprise value, equity value, revenues, EBITDA, FBIT and net income, (v) summarized certain analysts' reports concerning Prime; (vi) calculated pro forma implied trading values for Prime Common Stock based on Prime's current earnings multiple and that for Prime's peer group as a whole, using published estimates of Prime's 1997 and 1998 earnings, (vii) presented a survey of lodging companies showing their current market valuation, total debt, operating cash flow, current trading multiples and coverage ratios, and (viii) presented a preliminary merger consequences analysis. The preliminary merger consequences analysis calculated accretion/dilution to Prime implied by merger consideration amounts ranging from $11.50 to $14.00 per share, assuming both pooling of interests and purchase accounting, for both 1997 and 1998 projected earnings. Much of the preliminary analysis reflected in Bear Stearns' report was thereafter finalized and included in the final report given by it to the Homegate Board in connection with its fairness opinion. See "-- Opinion of Homegate's Financial Advisor."

     After further discussion of the alternatives' relative merits, the Homegate Board indicated its preference to pursue the financing alternative if the value of Prime's proposal was to be capped at $11.50.

     On June 4, 1997, Prime notified Homegate that it was withdrawing its earlier proposal in light of Homegate's lack of interest in pursuing a transaction with an exchange ratio, based on an $11.50 price. On June 5, 1997, this event was reported to Homegate's Board of Directors, who instructed management to pursue the financing alternative. Thereafter, Homegate continued to negotiate with Wyndham and its other financing source in an effort to secure a satisfactory debt and mezzanine financing package.

     On June 20, 1997, Prime notified Homegate of its continued interest in effecting a business combination and of its continued belief that the combination of Prime's AmeriSuites chain with Homegate would provide a desirable multi-brand offering. Prime requested Homegate to consider the May 14 term sheet as reinstated with the exception that Prime would be willing to offer an exchange ratio that valued the Homegate Common Stock at $12.75 per share, and that was fixed (as before) by dividing $12.75 by the average closing price of Prime Common Stock for the ten trading days preceding the execution of a definitive merger agreement.

     On June 23, 1997, representatives of Prime and Homegate met at Prime's headquarters in New Jersey to negotiate further the terms of the business combination. At this meeting, there was preliminary discussion of Prime's willingness to provide a bridge financing facility in the amount of $65 million and discussion of other transaction terms, including Prime's requirement of a fixed exchange ratio, without adjustments for increases or decreases in the market price of Prime Common Stock following the execution of a definitive agreement.

     On June 24, 1997, a representative of Wyndham advised Homegate that Wyndham believed that it had reached a binding agreement with Homegate concerning the provision of financing and related amendment of the Master Management Assistance Agreement to provide for increased termination fees. Wyndham's view in this regard was subsequently reiterated in a letter from Wyndham to the Homegate Board in which Wyndham stated that the "loan program" had been agreed to by Mr. Carreker, on behalf of Wyndham, and Mr. Faith, on behalf of Homegate, at a meeting in New York on June 3, 1997. In the letter, Wyndham alleged that this agreement was subsequently approved by the Boards of Directors of both Wyndham and Homegate and threatened to "vigorously protect [its] rights" if anyone with which Homegate was discussing "an inconsistent" transaction should seek to interfere with the alleged agreement. Despite the delivery of this advice and letter, Wyndham continued to negotiate with Homegate the terms on which it would be willing to provide mezzanine financing.

     On June 28, 1997, Mr. Carreker resigned from the Homegate Board, citing as the reason for his resignation lender liability issues and the advice of counsel that it would be unwise for him to continue as a director of an entity to which Wyndham was lending and/or investing $52 million (the amount of mezzanine financing that could ultimately be made available to Homegate by Wyndham under Wyndham's financing proposal).

     On June 30, 1997, the Homegate Board met telephonically to discuss the renewed proposal from Prime, as supplemented by the negotiations of June 23. At that meeting, the Homegate Board established a special committee of the Homegate Board (the "Special Committee") comprised of Charles E. Noell, John R. Huff and William B. Buchanan, Jr. to consider these strategic alternatives, including both the Prime merger proposal and the financing alternative.

     During the week of June 30, 1997, Homegate and Prime conducted further due diligence and continued their discussions concerning a potential business combination and the related bridge financing. During that week it became clear that, in light of the requirement that any business combination involving Homegate be approved by holders of two-thirds of the outstanding shares of Homegate Common Stock, Prime would require that Homegate's major stockholders, at the time of execution of a definitive agreement, to agree to vote the shares over which they had voting authority in favor of the transaction. Mr. Crow told Homegate and Prime that, as a major stockholder and director of both Homegate and Wyndham, he felt Homegate and Wyndham should resolve matters between them without any involvement or action by Mr. Crow, including then committing to vote the shares of Homegate Common Stock over which he had voting control (representing approximately 24.9% of the outstanding shares, assuming Mr. Crow would direct the voting of one-half of the shares owned by Developer Extended Stay Partners, L.P.) in connection with the business combination, that might favor one company over the other. See "Security Ownership of Homegate."

     On July 3, 1997, Prime advised Homegate that, in light of Mr. Crow's unwillingness to commit to vote his shares in favor of the transaction, Prime was unwilling to devote further resources in pursuit of the transaction. This position was confirmed in writing by Prime on July 7.

     On July 9, 1997, Wyndham delivered to Homegate a revised version of the term sheet with respect to Wyndham's proposal to provide mezzanine financing. While the parties conducted some negotiations following the delivery of this term sheet, a further revised term sheet was never received by Homegate. The final Wyndham financing proposal (as evidenced by the term sheet delivered on July 9, as modified by these further negotiations between the parties) contemplated that, in connection with first mortgage financing to be provided by another party covering 60% of project costs, Wyndham would provide junior financing for another 20% of project costs on the following terms:

          (i) The obligation to provide the financing was to be capped at $20 million initially and was to increase to $56 million upon the consummation of the pending acquisition of Wyndham by Patriot. Amounts were to be advanced under such facility against project costs, including construction period interest, for approved projects commenced during the first 24 months following the date on which the facility was established (the "Facility Closing Date"), with an option to extend the 24-month period to 48 months upon the occurrence of certain conditions.

          (ii) Amounts outstanding under the facility were to bear interest at LIBOR plus 7% during the first 12 months following the Facility Closing Date and at LIBOR plus 9% thereafter. Interest was to be payable monthly at LIBOR plus 5%, with the remaining accrued interest ("Deferred Interest") payable by Revenue Payments (defined below) and, if not already paid, on the seventh anniversary (extendable by Homegate to the tenth anniversary in certain circumstances) of the Facility Closing Date (the "Facility Maturity Date") or earlier in certain circumstances. Commencing in the 25th month following the Facility Closing Date, outstanding amounts were to bear additional interest ("Additional Interest") equal to the lesser of 3.5% per annum or the difference obtained by subtracting from the Revenue Payments for each 12-month period an amount equal to 4% per annum on all outstanding amounts during that 12-month period. The Additional Interest was to be paid only out of Revenue Payments.

          (iii) Beginning with the 37th month of the facility, Homegate was to make annual payments to Wyndham (the "Revenue Payments") equal to the lesser of (a) the amount of Additional Interest and Deferred Interest, and
     (b) an amount calculated, for each stabilized project, as a percentage of project revenues during the preceding 12-month period. The applicable percentage was based on project performance, and ranged from 0% to 3% initially and, beginning with the payment due on the 61st month, from 0% to 6%. Revenue Payments were also to be made with respect to a project upon the sale of the project to a third party. Revenue Payments were to be applied first to the Additional Interest and then to the Deferred Interest.

          (iv) Beginning on the fifth anniversary of the Facility Closing Date, Wyndham was to have the option, exercisable from time to time, to convert any loans outstanding under the facility into Homegate Common Stock at a 15% discount from the market price at the time of such conversion. Homegate was to have the right to force such conversion in certain circumstances. Wyndham was also to have the right to appoint one member of Homegate's Board of Directors while the facility was in existence, and Homegate was to pay Wyndham a commitment fee equal to 1.5% of the initial facility amount and, upon an increase in the commitment, 1.5% of the increased amount. In connection with such financing, the Wyndham Master Management Assistance Agreement was to be modified to provide that the exclusivity of such arrangement would be extended for so long as Wyndham's financing facility was in effect, that the agreement could not be terminated in connection with a change in control of Homegate (provided that the exclusivity aspect of such agreement could be eliminated when 45 individual hotel management agreements had been executed thereunder) and that the termination fees payable under the individual management agreements would be increased. Loans were to be required to be prepaid in connection with the sale of projects, in connection with any change of control of Homegate and with the proceeds of future equity or permitted debt financings.

     On July 10, 1997, Prime advised Homegate of Prime's willingness to proceed with a business combination transaction without resolution of Wyndham's claims and without adjustment of the proposed transaction consideration, provided that Homegate's principal stockholders would agree to vote their shares of Homegate Common Stock in favor of the transaction. Communication of Prime's position to Mr. Crow did not result in a change in his position.

     On July 10, 1997, Homegate was also informed that Wyndham would require a cash payment of at least $14 million to settle its claims against Homegate. On July 12, 1997, Prime advised Homegate that it would be willing to commit to a settlement with Wyndham that would provide Wyndham with a 25% premium to the termination payment provided for under the Master Management Assistance Agreement with Wyndham or, if Wyndham should reject such offer, Prime's willingness to agree to resolve Wyndham's claims through binding arbitration. Prime emphasized that it remained unwilling to move forward with a business combination unless Mr. Crow would agree at the time of execution of the definitive agreement to vote the shares of Homegate Common Stock he controlled in favor of the transaction.

     The Special Committee met on July 1, July 2, July 7, July 14, July 17 and July 18 to discuss the relative merits of the Prime business combination and Wyndham financing alternatives, the progress in the negotiations with Prime, the status of negotiations with Wyndham concerning the provision of financing, Homegate's need for liquidity, the litigation threat posed by Wyndham, the unavailability of a commitment by Mr. Crow to vote his shares in favor of the Prime transaction prior to resolution of the issues between Homegate and Wyndham, the suspected derivation of the $14 million amount of Wyndham's threatened claim, the projected termination fees that would be payable under the existing Master Management Assistance Agreement with Wyndham, the ongoing developments in the efforts to negotiate a settlement with Wyndham that would facilitate Homegate's reaching an agreement with Prime with respect to a business combination and the relative ranges of value represented by the Wyndham financing and the Prime transaction. During these meetings the members of the Special Committee gradually came to the view that there were numerous risks inherent in pursuing the Wyndham financing alternative that would be avoided in a merger with Prime. Included in these risks were those associated with a highly leveraged structure, the need to refinance the Wyndham debt prior to the prescribed escalation of interest rates and the potential dilution to Homegate's stockholders in connection with Wyndham's right to convert its Homegate debt into Homegate Common Stock at a discount from the then current market price if the Wyndham debt could not be refinanced on a timely basis. The Special Committee also considered the chilling effect the required changes to the Wyndham Master Management Assistance Agreement (and underlying management contracts) would have on any future attempt to effect a business combination or sale of the company. Based in large part on the foregoing factors, the Special Committee came to the view that a merger with Prime was the preferable alternative.

     On July 16, 1997, after discussions with Prime, Homegate advised Wyndham that Homegate would be willing to pay to Wyndham, upon consummation of the Prime transaction, $8 million in full and final settlement of all Wyndham's claims. Wyndham indicated in response that it would be unwilling to accept any amount less than $14 million. At this point, Mr. Crow offered that Crow Hotel Realty Investors, L.P. ("CHRI"), an affiliate of Mr. Crow, would pay one-half, or $3 million, of the difference between Homegate's settlement offer and Wyndham's demand, and suggested that other founding stockholders of Homegate (or their affiliates) might fund the balance of the difference. Homegate believes that Mr. Crow made such offer (and ultimately agreed, as described below, that CHRI would pay the entirety of the amount by which Wyndham's settlement demand exceeded $8 million) because he desired that the differences between the two companies (Wyndham and Homegate) in which his affiliates have significant holdings not impede Homegate's desire to pursue the Merger with Prime.

     On July 18, 1997, Homegate was advised by a representative of Mr. Crow that CHRI would be willing to fund the entirety of a Wyndham settlement beyond the $8 million offered by Prime/Homegate. Such excess amount was ultimately negotiated downward to $4 million. The only way in which the Merger will benefit Mr. Crow (or CHRI, which indirectly owns shares of Homegate Common Stock through its interest in CRI/ESH Partners, L.P.) differently than the public holders of Homegate Common Stock is that affiliates of Mr. Crow (including CRI/ESH Partners, L.P.) receiving shares of Prime Common Stock as a result of the Merger will be afforded the benefits of a registration rights agreement with Prime pursuant to which Prime has agreed to register such affiliates' resales of such shares (which registration is unnecessary to enable non-affiliates of Homegate to effect public sales of the shares of Prime Common Stock they receive in the Merger). The settlement with Wyndham will result in the payments by Homegate and CHRI described above and will otherwise have the effects described in "Homegate Management's Discussion and Analysis of

Financial Condition and Results of Operations -- Wyndham Settlement Agreement." Another affiliate of Mr. Crow, CF Securities, L.P., owns approximately 43.7% of the outstanding shares of Wyndham common stock.

     Beginning on July 21, 1997, the parties and their counsel met in New York to finalize their negotiation of the exchange ratio and the other unresolved issues to be addressed in the definitive agreement and related documentation, including a settlement agreement with Wyndham and a commitment letter with respect to Prime's provision of interim financing. The Special Committee met again on July 22 and 23, 1997, to discuss the progress of negotiations and on July 23, concluded that the settlement with Wyndham was necessary to permit the Prime transaction and unanimously resolved to recommend to the Homegate Board
(i) the approval and adoption of the Prime transaction and (ii) the approval of the Wyndham settlement as fair to and in the best interest of all shareholders. On July 23, 1997, the Homegate Board met by telephone and received the recommendation of the Special Committee. Representatives of Bear Stearns participated in the meetings of both the Special Committee and the Homegate Board and during each meeting gave a preview of the fairness opinion it expected to render the following day and the analyses underlying such opinion. Management and Homegate's counsel described for both the Special Committee and the Homegate Board the status of negotiation of the final open points, including whether Homegate would have a representative on Prime's Board of Directors, the general outline of severance benefits to be provided by Prime for Homegate employees terminated in connection with the Merger, the situations in which Homegate would owe a fee in connection with the termination of the Merger Agreement, details of the indemnification and insurance arrangements to be provided by Prime following the Merger for the benefit of Homegate's former officers and directors, the terms of the Voting Agreements to be executed by certain Homegate stockholders and the terms of a settlement agreement with Wyndham.

     On July 24, 1997, the Homegate Board met again by telephone. At this meeting Bear Stearns rendered to the Homegate Board its fairness opinion and discussed at length the underlying rationale. See "Opinion of Financial Advisor." Management and Homegate's counsel advised the Homegate Board of the resolution of the final open points (ultimately reflected in the definitive agreements). At the conclusion of the meeting, the Homegate Board determined that the Merger and Wyndham settlement were in the best interests of Homegate stockholders and authorized the execution, delivery and performance of the Merger Agreement and the related agreements.

     On July 25, 1997, the Merger Agreement, the Commitment Letter and the agreement embodying the Wyndham settlement were executed by the parties thereto and a public announcement of the transactions was made.

     By written consent dated October 21, 1997, the Homegate Board unanimously resolved to recommend to the stockholders of Homegate that they approve and adopt the Merger Agreement.

RECOMMENDATION OF THE BOARD OF DIRECTORS OF HOMEGATE; REASONS FOR THE MERGER

     The Homegate Board of Directors believes that the terms of the Merger are fair to, and in the best interests of, Homegate and the Homegate stockholders and has approved the Merger Agreement and the related transactions. The Homegate Board of Directors unanimously recommends that the Homegate stockholders approve and adopt the Merger Agreement.

     The Homegate Board believes that the proposed Merger provides its stockholders the opportunity to participate on attractive terms in a substantially larger entity that has access to the capital required to continue aggressive development of the HOMEGATE Studios & Suites brand. In addition, the Homegate Board believes that the combination of the HOMEGATE Studios & Suites brand with Prime's AmeriSuites and Wellesley Inns brands will afford Homegate's stockholders the opportunity to participate, as stockholders of Prime, in an exciting multi-brand strategy.

     While the Homegate Board evaluated as an alternative to the Merger continuing Homegate's initial hotel program as an independent entity by obtaining financing from third party sources, such alternative was, in the opinion of the Homegate Board, less attractive to Homegate and its stockholders. In reaching its determina-tion that the terms of the Merger are fair to and in the best interests of Homegate and the Homegate stockholders and its decision to approve the Merger Agreement, the Homegate Board considered the following material factors, understanding that the implications of some of the factors were negative:

          (i) The Homegate Board noted the financial condition, results of operations, cash flow, business and prospects of Homegate. In particular, with regard to Homegate's prospects, the Homegate Board considered that, despite management's continued efforts throughout 1997 to secure the additional financing necessary to continue Homegate's aggressive pursuit of its initial hotel program, such financing was not available on attractive terms. While senior debt financing was available to Homegate on satisfactory terms, the Homegate Board was advised that, as a result of the decline in the price of Homegate Common Stock following Homegate's October 1996 initial public offering (from the initial public offering price of $11.50 to a low of $6.00 during the quarter ended June 30, 1997), it would be challenging to raise in a public transaction the equity required to take advantage of the available senior debt financing. Private equity, convertible debt and mezzanine financing options were investigated as a means of supplementing the available senior debt financing, but such options were potentially significantly dilutive to Homegate's stockholders and ultimately were deemed, in the opinion of the Homegate Board and in light of the risks inherent in a highly leveraged capital structure, not as attractive for Homegate and its stockholders as the Merger.

          (ii) The Homegate Board considered the benefits to Homegate and its stockholders that would arise from the Merger through the Homegate stockholders' participation, as Prime stockholders, in a much larger entity with a multi-brand strategy and access to the capital required to continue aggressive development of the HOMEGATE Studios & Suites brand. The Homegate Board also considered the Merger's synergistic possibilities through Prime's potential to leverage Homegate's relationships with its development affiliates, Trammell Crow Residential Company and Greystar Capital Partners, L.P. Affiliates of TCR and Greystar are limited partners of Development Extended Stay Partners, L.P., which has contracted to provide site selection, construction and development services for Homegate's initial hotel program. As of June 30, 1997, the Developer Partnership owned approximately 9.8% of the outstanding shares of Homegate Common Stock and, as a result of the Merger, will own approximately 1.4% of the outstanding shares of Prime Common Stock.

          (iii) The Homegate Board considered the terms of the Merger Agreement, the consideration to be received by Homegate stockholders in the Merger and the treatment of the Merger as a tax-free exchange. In this regard, the Homegate Board considered the opportunity presented to Homegate stockholders by the Merger, based in part on certain financial compilations and analyses prepared by and discussed with Bear Stearns. The Homegate Board considered current financial conditions, market conditions, historical market prices, volatility and trading information with respect to Homegate Common Stock. The Homegate Board also considered the historical and projected financial results of Homegate, the historical performance of both Homegate Common Stock and Prime Common Stock individually, in comparison to individual competitors and in comparison to their peer groups, commentary and analyses prepared by the investment community on Prime and an analysis of current holders of the common stock of each of Homegate and Prime. In addition, the Homegate Board considered a review of similar transactions within the industry, an analysis of the transaction premium offered over the current market price of Homegate Common Stock, a review of premiums paid in similar transactions within the industry, a review of the historical correlation between the market prices of Homegate Common Stock and Prime Common Stock, and an analysis of Prime's historical and projected future performance. With respect to the analyses prepared by Bear Stearns, the Homegate Board did not review any conclusions reached by Bear Stearns with respect to each separate analysis, nor did the Homegate Board reach any conclusions with respect to each separate analysis. See
     "-- Opinion of Homegate's Financial Advisor."

          (iv) The Homegate Board considered the opinion of Bear Stearns as to the fairness of the consideration to be received by Homegate's public stockholders pursuant to the Merger Agreement as described under "-- Opinion of Homegate's Financial Advisor."

     The foregoing discussion of the factors considered and given weight by the Homegate Board is not intended to be exhaustive but is believed to include all material factors considered by the Homegate Board. In view of the variety of factors considered in connection with its evaluation of the proposed Merger, the Homegate Board did not deem it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination that the terms of the proposed Merger are fair to, and in the best interests of, Homegate and its stockholders.

     At a telephonic meeting held on July 24, 1997, Homegate's Board of Directors approved the terms of the proposed Merger as fair to, and in the best interests of, Homegate and its stockholders and approved the Merger Agreement. Mr. Dona abstained from the vote to approve the settlement with Wyndham but did vote, with all other directors present at the meeting, in favor of the approval of the Merger Agreement. Mr. Crow was not present at the meeting. The Homegate Board unanimously recommends that Homegate stockholders vote "FOR" approval and adoption of the Merger Agreement.

     In considering the recommendation of the Homegate Board with respect to the Merger Agreement, Homegate stockholders should be aware that certain officers and directors of Homegate (or their affiliates) have certain interests in the proposed Merger that are different from and in addition to the interests of Homegate stockholders generally. The Homegate Board was aware of these interests and considered them in approving the Merger Agreement. See "-- Interests of Certain Persons in the Merger."

     THE HOMEGATE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE HOLDERS OF HOMEGATE COMMON STOCK VOTE FOR APPROVAL AND ADOPTION OF THE MERGER AGREEMENT.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     In considering the recommendation of the Homegate Board with respect to the Merger Agreement, Homegate stockholders should be aware that certain officers and directors of Homegate (or their affiliates) have certain interests in the proposed Merger and related transactions that are different from and in addition to the interests of Homegate stockholders generally. The Homegate Board was aware of these interests and considered them in approving the Merger Agreement.

     Homegate Options. By virtue of the Merger, all options (the "Homegate Options") outstanding as of the Effective Date under the Homegate Hospitality, Inc. 1996 Long-Term Incentive Plan (the "Homegate Stock Option Plan"), whether or not then exercisable, will be assumed by Prime and converted into and become a right with respect to Prime Common Stock. Each Homegate Option assumed by Prime will be exercisable upon the same terms and conditions as under the applicable Homegate Stock Option Plan and applicable option agreements issued thereunder, and Prime will assume the Homegate Stock Option Plan for such purposes. Pursuant to the Merger Agreement, from and after the Effective Date,
(i) each Homegate Option assumed by Prime may be exercised solely for Prime Common Stock, (ii) the number of shares of Prime Common Stock subject to each Homegate Option will be equal to the product (rounded to the nearest whole share) of (A) the number of shares of Homegate Common Stock subject to the original Homegate Option immediately prior to the Effective Date, times (B) the Exchange Ratio and (iii) the per share exercise price for each such Homegate Option will be equal to (A) the per share exercise price for the share of Homegate Common Stock otherwise purchasable pursuant to each Homegate Option immediately prior to the Effective Date divided by (B) the Exchange Ratio (rounded up to the nearest full cent). Each of the agreements for Homegate Options provides that the unvested portion of such option will vest automatically by reason of the Merger. As of the Record Date, there were 641,250 shares of Homegate Common Stock subject to outstanding Homegate Options. The average exercise price per share of all Homegate Options outstanding as of the Record Date is $10.90 per share. Assuming the exercise of all such options immediately after the Effective Date, the holders thereof would hold less than 1% of all Prime Common Stock issued and outstanding immediately after the Effective Date (without including any Prime Common Stock otherwise held by such holders).

     Executive officers of Homegate as set forth below hold an aggregate of 321,250 of the options granted in October 1996 with exercise prices of $11.50 and an aggregate of 38,000 of the options granted in March 1997 with exercise prices of $8.37, which options will be converted as of the Effective Date.


                                                            NUMBER OF OPTIONS
                                                       ---------------------------
                                                       OCTOBER 1996     MARCH 1997      MARKET
                    EXECUTIVE OFFICER                   AT $11.50        AT $8.37      VALUE(1)
    -------------------------------------------------  ------------     ----------     --------
    Robert A. Faith..................................     125,000         10,000       $242,238
    John C. Kratzer..................................      93,750         10,000        193,409
    Tim V. Keith.....................................      62,500         10,000        144,581
    Joel Kinzie Oldham IV............................      40,000          8,000        100,040
                                                          -------         ------       --------
              TOTAL..................................     321,250         38,000       $680,268
                                                          =======         ======       ========


---------------


(1) Based on the closing price of the Homegate Common Stock on October 24, 1997.


     Each of Messrs. Faith, Keith and Oldham, is a beneficiary of an agreement with Prime pursuant to which, if such executive's employment with Homegate is terminated within one year following the Merger, such executive's options will be extended so that they will not expire until their original expiration dates (ten years from the date of grant).

     Pursuant to the Merger Agreement, Prime has agreed to cause to be included under a registration statement on Form S-8 to be filed by Prime with the Commission as soon as reasonably practicable after the Effective Date all shares of Prime Common Stock subject to such options and to maintain the effectiveness of such registration until all such options have expired or been exercised or forfeited.

     Employment Agreement. In connection with the Merger, John Kratzer, the Chief Operating Officer of Homegate, is expected to enter into an employment agreement with Prime to serve as a Senior Vice President. As of October 27, 1997, the specific terms of such employment agreement had not been determined. In addition, Tim Keith will receive a severance payment of $82,500 in connection with the Merger, and Prime has agreed to pay Mr. Keith his 1997 bonus of $35,000 in January 1998.

     Indemnification; Insurance. As provided in the Merger Agreement, Prime is required to indemnify, defend and hold harmless the officers, directors and employees of Homegate and its subsidiaries (the "Indemnified Parties") from and against all losses, expenses, claims, damages or liabilities arising out of the transactions contemplated by the Merger Agreement to the fullest extent permitted or required under applicable law, including without limitation the advancement of expenses. Prime has agreed that all rights to indemnification existing in favor of the directors, officers or employees of Homegate as provided in Homegate's Certificate of Incorporation or Bylaws, with respect to matters occurring through the Effective Date, shall survive the Merger and continue in full force and effect for a period of not less than six years from the Effective Date.

     For a period of three years after the Effective Date, Prime is obligated to cause the Surviving Corporation to maintain in effect policies of directors' and officers' liability insurance covering certain Indemnified Parties presently covered by Homegate insurance policies that are equivalent to those maintained by Homegate with respect to matters occurring prior to the Effective Date, provided that Prime shall not be required in order to maintain such coverage to pay an annual premium in excess of two times the current annual premium paid by Homegate for its existing coverage, but in such case shall purchase as much coverage as possible for such amount.

     Management Agreement. If the Merger is consummated, Homegate, Prime and Wyndham have agreed to terminate the Management Agreement (and each of the underlying contracts). In settlement of the Wyndham claims relating to the termination of the Management Agreement, CHRI, an affiliate of Harlan R. Crow, a director of Homegate and the controlling stockholder of Wyndham, agreed to fund $4 million of the Wyndham settlement.

OPINION OF HOMEGATE'S FINANCIAL ADVISOR

     Homegate retained Bear Stearns to act as its financial advisor and to render its opinion as to whether the consideration to be received by the public shareholders of Homegate pursuant to the Merger is fair, from a financial point of view. Bear Stearns is an internationally recognized investment banking firm and is continually engaged in the valuation of businesses and their securities and in rendering opinions in connection with mergers, acquisitions, corporate transactions and other purposes. Homegate retained Bear Stearns based on its qualifications, expertise and reputation in providing advice to companies with respect to transactions similar to the Merger.

     At a meeting held on July 24, 1997, Bear Stearns orally advised Homegate's Board of Directors of its conclusions and subsequently delivered its written opinion to the effect that, based upon and subject to the various considerations set forth in such opinion, as of the date of such opinion, the consideration to be received by the public shareholders of Homegate pursuant to the Merger is fair, from a financial point of view, to such shareholders. The summary of Bear Stearns' opinion set forth in this Proxy Statement-Prospectus is qualified in its entirety by reference to the full text of such opinion, which is attached as Annex B to this Proxy Statement-Prospectus. Bear Stearns has consented to the attachment of its opinion to this Proxy Statement-Prospectus. Homegate shareholders are urged to, and should, read such opinion carefully in its entirety in connection with this Proxy Statement-Prospectus for assumptions made, matters considered and limits of the review by Bear Stearns.

     In rendering its opinion, Bear Stearns did not opine as to any other transactions or contractual arrangements to be entered into or payments to be made by or to Homegate or any other person concurrently with the Merger. Bear Stearns' opinion was directed to the Board of Directors of Homegate and addresses solely the fairness, from a financial point of view, of the consideration to be received by the public shareholders of Homegate in the Merger and does not address Homegate's underlying business decision to effect the Merger and is not a recommendation to Homegate shareholders as to whether to approve or vote for the Merger.

     In arriving at its opinion, Bear Stearns: (i) reviewed the Merger Agreement and certain related agreements; (ii) reviewed Homegate's Annual Report to Stockholders and Annual Report on Form 10-K for the fiscal year ended December 31, 1996, and its Quarterly Report on Form 10-Q for the period ended March 31, 1997; (iii) reviewed certain operating and financial information, including projections provided to Bear Stearns by Homegate's senior management, relating to Homegate's business and prospects; (iv) met with certain members of Homegate's senior management to discuss Homegate's business and operations, historical financial performance, current situation and future prospects; (v) reviewed Prime's Annual Report to Stockholders and Annual Report on Form 10-K for the fiscal year ended December 31, 1996, and its Quarterly Report on Form 10-Q for the period ended March 31, 1997; (vi) reviewed certain operating and financial information, including projections provided to Bear Stearns by Prime's senior management, relating to Prime's business and prospects; (vii) met with certain members of Prime's senior management to discuss Prime's business and operations, historical financial performance, current situation and future prospects; (viii) reviewed the historical prices and trading volumes of the common stock of Homegate and Prime; (ix) reviewed publicly available financial data and stock market performance data of companies that Bear Stearns deemed generally comparable to Homegate and Prime; (x) reviewed the terms of recent acquisitions of companies that Bear Stearns deemed generally comparable to Homegate; and (xi) conducted such other studies, analyses, inquiries and investigations as Bear Stearns deemed appropriate.

     In rendering its opinion, Bear Stearns considered (i) Homegate's recent financial performance, current financial condition and future prospects; (ii) Homegate's prospects for raising debt and/or equity in the public and private capital markets; and (iii) various terms and conditions of the Merger, including that (x) the Merger is subject to a vote of Homegate's shareholders, (y) the no solicitation and termination provisions of the Merger Agreement provide the Board of Directors of Homegate with the flexibility to exercise its fiduciary duty to pursue certain alternative transactions in lieu of the Merger and (z) the voting agreements pursuant to which several major stockholders of Homegate have agreed to vote their shares of Homegate Common Stock in favor of the Merger.

     The following is a summary of the principal financial and valuation analyses that were performed by Bear Stearns to arrive at its opinion. Based on these financial and valuation analyses and the other factors discussed herein, Bear Stearns determined that, as of the date of its opinion, the consideration to be received by the shareholders of Homegate pursuant to the Merger is fair, from a financial point of view, to such shareholders. In arriving at its opinion, Bear Stearns did not attribute any particular weight to any analysis or factor considered by it, nor did it express separate conclusions with respect to each analysis performed, but rather made a single judgment as to fairness based on its experience and professional judgment and the analyses as a whole.

     Review and Analysis of Homegate's Financial and Operating
Performance. Bear Stearns reviewed and analyzed the historical financial and operating performance of Homegate for fiscal year ended December 31, 1996, and the quarter ended March 31, 1997. This review and analysis considered Homegate's reported total revenues, earnings before interest expense, taxes, depreciation and amortization ("EBITDA"), and net income, adjusted to reflect the elimination of certain non-recurring items. Bear Stearns noted that Homegate's results for fiscal year 1996 and the quarter ended March 31, 1997 were total revenues of $2.2 million and $2.4 million, respectively; EBITDA of $0.06 million and $0.3 million, respectively; and net income/(loss) of ($0.9) million and ($0.5) million, respectively. Bear Stearns compared these financial and operating performance measures to those of three publicly traded extended stay hotel companies that Bear Stearns deemed generally comparable to Homegate and to those of four companies that were acquired in selected precedent merger and acquisition transactions that Bear Stearns deemed generally comparable to the Merger. See "-- Analysis of Selected Publicly Traded Companies" and "-- Analysis of Selected Precedent Merger and Acquisition Transactions."

     Analysis of the Merger Consideration. Bear Stearns calculated the value of the consideration to be received by the shareholders of Homegate pursuant to the Merger at approximately $140.3 million based on the closing price for Prime Common Stock on July 23, 1997, and the aggregate value of the Merger (including the net indebtedness outstanding as of July 23, 1997, of approximately $28.5 million to be assumed by Prime) at approximately $168.8 million (the "Transaction Value"). Bear Stearns considered the Transaction Value as a multiple of estimated EBITDA. Bear Stearns' analysis indicated Transaction Value multiples of estimated 1997 and 1998 EBITDA of 28.5x and 9.8x, respectively, assuming average net debt and based on the closing price for Prime Common Stock of July 23, 1997. See "-- Analysis of Selected Publicly Traded Companies" and "-- Analysis of Selected Precedent Merger and Acquisition Transactions." Bear Stearns' analysis indicated that Prime Common Stock had recently traded at $20.56 per share, and that the range of closing prices for Prime Common Stock in the preceding 12 months was $14.00 to $20.88 per share. See "-- Analysis of the Securities to be Issued." Bear Stearns noted that at the fixed exchange ratio of 0.6073, the implied value of the Merger Consideration during this period would have been $8.50 to $12.68 per share, compared to a range of trading prices for Homegate Common Stock of $6.00 to $11.50. Bear Stearns noted that the implied Merger Consideration exceeded Homegate's trading price at all times following December 1996.

     Analysis of Selected Publicly Traded Companies. Bear Stearns compared certain operating and financial information of Homegate to certain publicly available operating, financial, trading and valuation information of three publicly traded extended stay hotel companies, which, in Bear Stearns' judgment, were reasonably comparable to Homegate for purposes of this analysis. These companies included Extended Stay America, Candlewood Hotels, and Suburban Lodges of America (collectively, the "HHI Comparable Companies"). Bear Stearns' analysis of the HHI Comparable Companies included reviewing their enterprise values as a multiple of estimated 1997 and 1998 EBITDA and their stock prices as a multiple of estimated 1998 earnings per share. Bear Stearns' analysis of the Comparable Companies indicated that (i) the range of enterprise value to estimated 1997 EBITDA multiples was 17.7x to 39.1x with a harmonic mean (the reciprocal of the arithmetic mean of reciprocals) of 26.3x; (ii) the range of enterprise value to estimated 1998 EBITDA multiples was 6.1x to 12.9x with a harmonic mean of 8.8x and (iii) the range of stock price to estimated 1998 earnings per share multiples was 12.5x to 37.4x with a harmonic mean of 19.0x. Bear Stearns' analysis indicated that Homegate had estimated 1997 and 1998 EBITDA multiples of 22.5x and 8.6x, respectively, and an estimated 1998 earnings per share multiple of 12.9x.

     Analysis of Selected Precedent Merger and Acquisition Transactions. Bear Stearns reviewed and analyzed the publicly available financial terms of four selected merger and acquisition transactions in the lodging industry, which in Bear Stearns' judgment, were reasonably comparable to the Merger for purposes of this analysis. The four transactions consisted of (acquiror/target): Extended Stay America / Studio Plus, Marriott International / Renaissance Hotel Group, Patriot American Hospitality / Wyndham Hotel Corporation, and DoubleTree Hotel Corporation / Red Lion Hotels (collectively, the "Precedent M&A Transactions"). Bear Stearns reviewed the prices paid in the Precedent M&A Transactions and analyzed various and financial information and imputed valuation multiples. Bear Stearns' analysis of the Precedent M&A Transactions indicated that the range of enterprise value to current fiscal year and next fiscal year estimated EBITDA multiples were 10.0x to 16.5x and 9.0x to 13.9x, respectively, with a harmonic mean of 13.3x and 10.4x, respectively.

     Has/Gets Analysis. Bear Stearns compared the earnings, cash flow (net income plus depreciation and amortization) and net book value represented by a share of Homegate Common Stock on a standalone basis (e.g., what a Homegate shareholder "Has") to the Merger Consideration of 0.6073 shares of Prime, (e.g., what a Homegate shareholder "Gets" as a result of the Merger) based on management projections. Bear Stearns noted that on a Has basis, each Homegate share represents EPS in 1997, 1998 and 1999 of ($0.15), $0.43 and $0.97,
respectively, compared to $0.47, $0.69 and $0.93 on a Gets basis. Bear Stearns noted that on a Has basis, each Homegate share represents cash flow (as defined) in 1997, 1998, 1999 of $(.05), $1.67 and $3.22, respectively, compared to $1.07,
$1.77 and $3.91 on a Gets basis. Bear Stearns noted that on a Has basis, each Homegate share represents net book value in 1997, 1998 and 1999 of $5.86, $6.22 and $7.12, respectively, compared to $5.62, $7.99 and $9.80 on a Gets basis.

     Relative Contribution Analysis. Bear Stearns compared the contribution to Enterprise Value and Equity Value of Homegate and Prime based on Homegate's preannouncement trading price of $9.125 and the Merger Consideration. Bear Stearns noted that on a trading basis Homegate contributed 9.8% and 8.8%, respectively, of the Enterprise Value and Equity Value of Prime/Homegate combined compared to 11.6% or 11.5%, respectively, based on the Merger Consideration. Bear Stearns also compared Homegate's contribution to Homegate/Prime combined in terms of 1997 and 1998 management estimates of revenues, EBITDA, EBIT and net income. Bear Stearns noted that based on these projections, Homegate's contribution of revenues, EBITDA, EBIT and net income in 1997 was 3.5%, 2.3%, 0.2% and (4.2%), respectively, compared to projected contribution in 1998 of 11.9%, 15.4%, 14.1% and 7.5%, respectively.

     Analysis of the Securities to be Issued. Bear Stearns compared certain operating and financial information of Prime to certain publicly available operating, financial, trading and valuation information of six publicly traded companies, which, in Bear Stearns' judgment, were reasonably comparable to Prime for purposes of this analysis. These companies included Promus Hotel Corporation, La Quinta Inns, DoubleTree Corporation, Extended Stay America, Choice Hotels International, and Wyndham Hotel Corporation (collectively, the "PHI Comparable Companies"). Bear Stearns' analysis of the PHI Comparable Companies included reviewing their enterprise values as a multiple of estimated fiscal year 1997 and 1998 EBITDA and their stock prices as a multiple of estimated 1997 and 1998 earnings per share. Bear Stearns' analysis of the PHI Comparable Companies indicated that (i) the range of enterprise value to estimated 1997 EBITDA multiples was 9.9x to 39.1x with a harmonic mean of 13.5x;
(ii) the range of enterprise value to estimated 1998 EBITDA multiples was 8.2x to 12.9x with a harmonic mean of 10.4x; and (iii) the range of stock price to estimated 1997 earnings per share multiples was 19.7x to 35.8x with a harmonic mean of 26.6x; and (iv) the range of stock price to estimated 1998 earnings per share multiples was 15.2x to 37.3x with a harmonic mean of 22.7x. Bear Stearns calculated Prime's enterprise value as a multiple of estimated 1997 and 1998 EBITDA of 9.1x and 6.2x, respectively, and Prime's stock price as a multiple of estimated 1997 and 1998 earnings per share as 22.3x and 18.2x, respectively.

     Pro Forma Merger Analysis. Bear Stearns analyzed certain pro forma effects resulting from the Merger, including among other things, the impact of the Merger on Prime's projected earnings per share for fiscal years 1997, 1998 and 1999, based on the internal Homegate and Prime management estimates. The results of the pro forma merger analysis suggested that the Merger could be dilutive to Prime on an EPS basis in 1997, marginally accretive in 1998 and accretive in 1999. The actual results achieved by the combined company may vary from projected results and variations may be material.

     Discounted Cash Flow Analysis. Based on a review of Homegate's recent financial performance, current financial condition and projections, and its prospects for raising required additional capital on a timely basis, Bear Stearns determined that discounted cash flow methodology was not appropriate valuation measure.

     The foregoing summary does not purport to be a complete description of the analyses performed and factors considered by Bear Stearns in arriving at its opinion. The preparation of a fairness opinion is a complex process and is not susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analysis as a whole, could create an incomplete view of the processes underlying Bear Stearns' opinion. In arriving at its opinion, Bear Stearns considered the results of all such reviews, calculations and analyses. No company or transaction used in the analyses described above as a comparison is identical to Homegate, Prime or the proposed transaction. Accordingly, an analysis of the results of the foregoing is not mathematical; rather it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading or private market values of the company or companies to which they are being compared.

     The analyses were prepared solely for purposes of providing Bear Stearns' opinion as to the fairness, from a financial point of view, of the consideration to be received by the public shareholders of Homegate pursuant to the Merger and do not purport to be appraisals or necessarily reflect the prices at which businesses or securities might actually be sold to other parties. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by such analyses. Because such analyses are inherently subject to uncertainty, being based on numerous factors or events beyond the control of the parties or their respective advisors, neither Homegate nor Bear Stearns or any other person assumes responsibility if future results are materially different from those forecast. Bear Stearns' opinion does not imply any conclusion as to the likely trading range for Prime Common Stock following the consummation of the Merger, which may vary depending upon, among other factors, changes in interest rates, dividend rates, market conditions, general economic conditions and other factors that generally influence the price of securities.

     In the ordinary course of business, Bear Stearns may actively trade the securities of Homegate and Prime for its own account and for the account of customers and, accordingly, may at any time hold a long or short position in such securities. Bear Stearns has previously rendered investment banking and financial advisory services to Homegate and Prime for which Bear Stearns received customary compensation.

     Pursuant to a letter agreement dated July 1, 1997, entered into by Homegate and Bear Stearns, Homegate has agreed to pay Bear Stearns (i) a cash fee of $200,000 upon the rendering of its opinion and (ii) a cash fee equal to 1.25% of the total consideration paid by Prime in the Merger up to $100 million and 1.0% on all amounts above that paid by Prime in the Merger in respect of (x) assets or operations of Homegate, (y) Homegate's securities and (z) the assumption, directly or indirectly (by operation of law or otherwise), or repayment of indebtedness for borrowed money (including, without, limitation, indebtedness secured by assets of Homegate) and other liabilities of Homegate, less a credit for any amount paid pursuant to (i). Homegate has agreed to reimburse Bear Stearns for its out-of-pocket expenses, including the fees and disbursements of counsel. Homegate has agreed to indemnify Bear Stearns and certain related persons against certain liabilities in connection with the engagement of Bear Stearns, including certain liabilities under the federal securities laws.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     The following is a discussion of the material federal income tax consequences of the Merger and the exchange by the holders of Homegate Common Stock of such shares for shares of Prime Common Stock. THIS DISCUSSION DOES NOT ADDRESS ALL ASPECTS OF TAXATION THAT MAY BE RELEVANT TO PARTICULAR STOCKHOLDERS IN LIGHT OF THEIR PERSONAL INVESTMENT OR TAX CIRCUMSTANCES, OR TO CERTAIN TYPES OF STOCKHOLDERS (INCLUDING INSURANCE COMPANIES, FINANCIAL INSTITUTIONS, BROKER-DEALERS, TAX-EXEMPT ORGANIZATIONS, FOREIGN CORPORATIONS

AND PERSONS WHO ARE NOT CITIZENS OR RESIDENTS OF THE UNITED STATES) SUBJECT TO SPECIAL TREATMENT UNDER THE FEDERAL INCOME TAX LAWS, NOR DOES IT DISCUSS ANY STATE, LOCAL OR FOREIGN TAX CONSIDERATIONS.

     EACH HOMEGATE STOCKHOLDER IS URGED TO CONSULT WITH HIS OR HER OWN TAX AND FINANCIAL ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES OF THE MERGER TO SUCH HOLDER AS A RESULT OF SUCH HOLDER'S OWN PARTICULAR STATUS AND CIRCUMSTANCES, INCLUDING THE APPLICATION AND EFFECT OF STATE, LOCAL AND FOREIGN TAX LAWS.

     Neither Prime nor Homegate has requested or will receive an advance ruling from the Internal Revenue Service (the "IRS") as to the federal income tax consequences of the Merger. However, Prime will receive an opinion of its counsel, Willkie Farr & Gallagher, and Homegate will receive an opinion of its counsel, Vinson & Elkins L.L.P., relating to the federal income tax consequences of the Merger. Such opinions will be based upon facts and assumptions of fact described therein, and upon customary representations provided by Prime, Sub, Homegate and certain Homegate stockholders. Counsels' opinions will also be based upon the Code, the Treasury Regulations thereunder, administrative rulings and practice by the IRS, and judicial authority, in each case existing at the time such opinions are delivered. Any change in applicable law or pertinent facts could affect the continuing validity of such opinions and this discussion. In addition, an opinion of counsel is not binding upon the IRS, and there can be no assurance, and none is hereby given, that the IRS will not take a position contrary to one or more positions reflected in counsels' opinions, or that such opinions will be upheld by the courts if challenged by the IRS. However, Prime and Homegate have agreed in the Merger Agreement not to take any action which would disqualify the Merger as a reorganization which is tax-free to the stockholders of Homegate pursuant to Section 368(a) of the Code. If it were determined that the Merger did not qualify as a reorganization, each Homegate stockholder would be required to recognize gain or loss equal to the difference between such stockholder's tax basis in the Homegate Common Stock and the fair market value of the Prime Common Stock received in the Merger.

     Based upon and subject to the foregoing, the opinions of counsel will collectively state, among other matters, that:

          (i) the Merger will constitute a reorganization within the meaning of
     Section 368(a) of the Code and Prime, Sub, and Homegate will each be a party to the reorganization within the meaning of Section 368(b) of the Code;

          (ii) no gain or loss will be recognized by Prime, Sub or Homegate as a result of the Merger;

          (iii) no gain or loss will be recognized by a Homegate stockholder who receives solely shares of Prime Common Stock in exchange for Homegate Common Stock;

          (iv) the receipt of cash in lieu of fractional shares of Prime Common Stock will be treated as if the fractional shares were distributed as part of the exchange and then were redeemed by Prime;

          (v) the tax basis of the shares of Prime Common Stock received by a Homegate stockholder will be equal to the tax basis of the Homegate Common Stock exchanged therefor, excluding any basis allocable to a fractional share of Prime Common Stock for which cash is received; and

          (vi) the holding period of the shares of Prime Common Stock received by a Homegate stockholder will include the holding period or periods of the Homegate Common Stock exchanged therefor, provided that such Homegate Common Stock was held as a capital asset by such stockholder within the meaning of Section 1221 of the Code at the Effective Date.

ACCOUNTING TREATMENT

     It is expected that the Merger will be accounted for as a pooling of interests under APB Opinion No. 16 if the Merger is closed and consummated in accordance with the Merger Agreement. Prime, Sub and Homegate have agreed not to intentionally take any action that would disqualify treatment of the Merger as a pooling of interests for accounting purposes.

     Under the pooling of interests method of accounting, the historical basis of the assets and liabilities of Prime and Homegate will be combined at the Effective Date and carried forward at their previously recorded amounts, the stockholders' equity accounts of Prime and Homegate will be combined on the consolidated balance sheet of Prime and no goodwill or other intangible assets will be created. Consolidated financial statements of Prime issued after the Merger will be restated retroactively to reflect the consolidated operations of Prime and Homegate as if the Merger had taken place prior to the periods covered by such consolidated financial statements.

     The unaudited pro forma financial information contained in this Proxy Statement-Prospectus has been prepared using the pooling-of-interests accounting method to account for the Merger. Consistent with pooling of interests accounting treatment, the direct costs related to the Merger will be taken as a non-recurring charge to earnings in the quarter in which the Merger is consummated. See "Pro Forma Condensed Financial Information."

CERTAIN LEGAL MATTERS

     No federal or state regulatory requirements or approvals (other than those that arise in connection with the registration of Prime Common Stock to be issued in the Merger and the effectiveness of this Proxy Statement-Prospectus, those that have already been obtained and certain notice filings after the Effective Date) must be complied with or obtained in connection with the Merger.

FEDERAL SECURITIES LAW CONSEQUENCES

     All Prime Common Stock issued in connection with the Merger will be freely transferable, except that any Prime Common Stock received by persons who are deemed to be "affiliates" (as such term is defined under the Securities Act) of Homegate or Prime prior to the Merger may be sold by them only in transactions permitted by the resale provisions of Rule 145 under the Securities Act with respect to affiliates of Homegate, or Rule 144 under the Securities Act with respect to persons who are or become affiliates of Prime, or as otherwise permitted under the Securities Act. Persons who may be deemed to be affiliates of Homegate or Prime generally include individuals or entities that control, are controlled by, or are under common control with, such party and may include certain officers and directors of such party as well as principal stockholders of such party.

     Affiliates may not sell their shares of Prime Common Stock acquired in connection with the Merger, except pursuant to an effective registration under the Securities Act covering such shares or in compliance with Rule 145 (or Rule 144 under the Securities Act in the case of persons who become affiliates of Prime) or another applicable exemption from the registration requirements of the Securities Act. In general, under Rule 145, for one year following the Effective Date an affiliate (together with certain related persons) would be entitled to sell shares of Prime Common Stock acquired in connection with the Merger only through unsolicited "broker transactions" or in transactions directly with a "market maker," as such terms are defined in Rule 144. Additionally, the number of shares to be sold by an affiliate (together with certain related persons and certain persons acting in concert) within any three-month period for purposes of Rule 145 may not exceed the greater of 1% of the outstanding shares of Prime Common Stock or the average weekly trading volume of such stock during the four calendar weeks preceding such sale. Rule 145 would only remain available, however, to affiliates if Prime remained current with its informational filings with the Commission under the Exchange Act. Beginning one year after the Effective Date, an affiliate would be able to sell such Prime Common Stock without such manner of sale or volume limitations provided that Prime was current with its Exchange Act informational filings and such affiliate was not then an affiliate of Prime. Two years after the Effective Date, an affiliate would be able to sell such shares of Prime Common Stock without any restrictions so long as such affiliate had not been an affiliate of Prime for at least three months prior thereto. See "-- Registration Rights" and "The Merger
Agreement -- Certain Covenants."

REGISTRATION RIGHTS

     In connection with the Merger, Prime agreed, for the benefit of certain affiliates of Homegate, to use commercially reasonable efforts to cause such holders' offering and resale of shares of Prime Common Stock received by them in the Merger to be registered under the Securities Act and to keep such registration statement effective until Prime determines in good faith that such shares are no longer subject to restrictions on transfer under Rule 144 or 145, up to the first anniversary of the Effective Date. Prime will bear any registration fee, the listing fee and the fees and expenses of counsel for Prime, while the respective holders will bear all other fees and expenses in connection with the registration and sale of such shares.

LISTING

     It is a condition to the Merger that the shares of Prime Common Stock to be issued in connection with the Merger be authorized for listing on the NYSE, subject to official notice of issuance.

APPRAISAL RIGHTS

     UNDER THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE, THE HOLDERS OF HOMEGATE COMMON STOCK ARE NOT ENTITLED TO ANY APPRAISAL RIGHTS WITH RESPECT TO THE MERGER.

CERTAIN EFFECTS OF THE INTERIM FINANCING AND THE TERMINATION FEE

     Certain aspects of the interim financing provided to Homegate by Prime, as well as certain aspects of the Termination Fee payable by Homegate provided for in the Merger Agreement, may have the effect of discouraging persons who might now or prior to the consummation of the Merger be interested in acquiring all of or a significant interest in Homegate from considering or proposing such an acquisition. See "The Interim Financing" and "The Merger
Agreement -- Termination; Fees and Expenses."

                              THE MERGER AGREEMENT

     The following description of the Merger Agreement describes all material provisions of the Merger Agreement, a copy of which is attached to this Proxy Statement-Prospectus as Annex A and incorporated herein by reference. Stockholders of Homegate and Prime are urged to read the Merger Agreement in its entirety.

THE MERGER

     The Merger Agreement provides that, subject to the approval of the Merger by the stockholders of Homegate and the satisfaction or waiver of the other conditions to the Merger, Sub will be merged with and into Homegate in accordance with Delaware law, whereupon the separate existence of Sub will cease and Homegate will be the Surviving Corporation of the Merger. On the Effective Date, the conversion of Homegate Common Stock and the conversion of shares of the common stock of Sub pursuant thereto will be effected as described below. The Certificate of Incorporation and By-laws of Homegate will be the Certificate of Incorporation and By-laws of the Surviving Corporation, as amended pursuant to the terms of the Merger Agreement or otherwise. The directors of Sub immediately prior to the Effective Date will become the directors of the Surviving Corporation and the officers of Homegate immediately prior to the Effective Date will be the officers of the Surviving Corporation, in each case until their respective successors are duly elected and qualified.

EFFECTIVE DATE

     Following the adoption of the Merger Agreement and subject to satisfaction or waiver of certain terms and conditions, including conditions to closing, contained in the Merger Agreement, the Merger will become effective on such date as the Certificate of Merger is duly filed with the Secretary of State of Delaware or at such time thereafter as is provided in such Certificate. The filing of the Certificate of Merger will be made as soon as practicable after all conditions contemplated by the Merger Agreement have been satisfied or waived.

TERMS OF THE MERGER

     At the Effective Date:

          (i) each share of Homegate Common Stock held by Homegate or any subsidiary of Homegate or held by Prime, Sub or any other subsidiary of Prime on the Effective Date will be canceled, and no payment will be made with respect thereto;

          (ii) each remaining outstanding share of Homegate Common Stock will be converted into and represent the right to receive 0.6073 of a share of Prime Common Stock, with cash in lieu of fractional shares; and

          (iii) each issued and outstanding share of the capital stock of Sub will be converted into and represent one fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation.

     As of the Effective Date, present holders of Homegate Common Stock will cease to have any rights as holders of such shares, but will have the rights of holders of Prime Common Stock. After the Effective Date, the stock transfer books of Homegate will be closed and there will be no further transfers of Homegate Common Stock. See "The Merger -- Conversion of Shares; Procedures for Exchange of Certificates" and "Comparison of Stockholder Rights."

     By virtue of the Merger, all options (the "Homegate Options") outstanding as of the Effective Date under any Homegate stock option plan (collectively, the "Homegate Stock Option Plans"), whether or not then exercisable, will be assumed by Prime and converted into and become a right with respect to Prime Common Stock. Each Homegate Option assumed by Prime will be exercisable upon the same terms and conditions as under the applicable Homegate Stock Option Plans and applicable option agreements issued thereunder, and Prime will assume the Homegate Stock Option Plans for such purposes. Pursuant to the

Merger Agreement, from and after the Effective Date, (i) each Homegate Option assumed by Prime may be exercised solely for Prime Common Stock, (ii) the number of shares of Prime Common Stock subject to each Homegate Option will be equal to the product (rounded to the nearest whole share) of (A) the number of shares of Homegate Common Stock subject to the original Homegate Option immediately prior to the Effective Date, times (B) the Exchange Ratio and (iii) the per share exercise price for each such Homegate Option will be equal to (A) the per share exercise price for the share of Homegate Common Stock otherwise purchasable pursuant to each Homegate Option immediately prior to the Effective Date divided by (B) the Exchange Ratio (rounded up to the nearest full cent). No Homegate Options will be accelerated by reason of the Merger unless the agreement or arrangement under which it was granted or by which it is otherwise governed specifically provides for such acceleration.

EXCHANGE PROCEDURES

     Promptly after the Effective Date, the Exchange Agent will mail to each person who was, as of the Effective Date, a holder of record of shares of Homegate Common Stock, a letter of transmittal to be used by such holders in forwarding their certificates representing shares of Homegate Common Stock ("Certificates"), and instructions for effecting the surrender of the Certificates in exchange for certificates representing shares of Prime Common Stock. Upon surrender to the Exchange Agent of a Certificate for cancellation, together with such letter of transmittal, the holder of such Certificate will be entitled to receive a certificate representing that number of whole shares of Prime Common Stock, cash in lieu of any fractional shares (as described below) and unpaid dividends and distributions, if any, which such holder has the right to receive in respect of the Certificate surrendered (as described below), and the Certificate so surrendered will be cancelled. HOMEGATE STOCKHOLDERS SHOULD NOT SEND IN THEIR CERTIFICATES UNTIL THEY RECEIVE A LETTER OF TRANSMITTAL.

     No fractional shares of Prime Common Stock will be issued and any holder of shares of Homegate Common Stock entitled under the Merger Agreement to receive a fractional share will be entitled to receive only a cash payment in lieu thereof, which payment will be in an amount equal to such fractional part of a share of Prime Common Stock multiplied by the average of the closing sales prices of the Prime Common Stock on the NYSE over the last ten trading days preceding the Effective Date.

     No dividends on shares of Prime Common Stock will be paid with respect to any shares of Homegate Common Stock or other securities represented by a Certificate until such Certificate is surrendered for exchange as provided in the Merger Agreement. Subject to the effect of applicable laws, following surrender of any such Certificate, there shall be paid to the holder of certificates representing shares of Prime Common Stock issued in exchange therefore (i) at the time of such surrender, the amount of any dividends or other distributions with a record date after the Effective Date theretofore payable with respect to such shares of Prime Common Stock and not paid, less the amount of any withholding taxes which may be required thereon, and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Date but prior to surrender thereof and a payment date subsequent to surrender thereof payable with respect to such whole shares of Prime Common Stock, less the amount of any withholding taxes which may be required thereon.

     On or after the Effective Date, there will be no transfers on the transfer books of Homegate of shares of Homegate Common Stock which were outstanding immediately prior to the Effective Date.

     Any portion of the monies from which cash payments in lieu of fractional interests in shares of Prime Common Stock will be made (including the proceeds of any investments thereof) and any shares of Prime Common Stock that are unclaimed by the former stockholders of Homegate one year after the Effective Date will be delivered to Prime. Any former stockholders of Homegate who have not theretofore complied with the exchange procedures in the Merger Agreement may thereafter look to Prime only as general creditors for payment of their shares of Prime Common Stock, cash in lieu of fractional shares, and any unpaid dividends and distributions on shares of Prime Common Stock, deliverable in respect of each share of Homegate Common Stock such stockholder holds. Notwithstanding the foregoing, none of Homegate, Prime, the Exchange Agent or any other person will be liable to any former holder of shares of Homegate Common Stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

     No interest will be paid or accrued on cash in lieu of fractional shares and unpaid dividends and distributions, if any, which will be paid upon surrender of Certificates.

     In the event that any Certificate has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by Prime, the posting by such person of a bond in such reasonable amount as Prime may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the shares of Prime Common Stock, cash in lieu of fractional shares, and any unpaid dividends and distributions on shares of Prime Common Stock, as described above.

REPRESENTATIONS AND WARRANTIES

     The Merger Agreement contains various representations and warranties relating to, among other things: (a) the due organization, power and standing of Homegate and Prime and similar corporate matters; (b) the capital structure of Homegate and Prime; (c) subsidiaries of Homegate and Prime; (d) the authorization, execution, delivery and enforceability of the Merger Agreement;
(e) conflicts under charters or bylaws, violations of any instruments or law and required consents or approvals; (f) certain documents filed by each of Homegate and Prime with the Commission and the accuracy of information contained therein;
(g) the absence of certain changes; (h) litigation; (i) retirement and other employee benefit plans of Homegate; (j) labor matters involving Homegate; (k) corporate action approving the Merger Agreement; (l) brokers' and finders' fees with respect to the Merger; (m) compliance with applicable laws; (n) material liabilities; (o) taxes and tax returns of Homegate; (p) material agreements and contracts; (q) absence of material adverse changes; (r) accounting matters; (s) Homegate real property matters; (t) Homegate hotel zoning and improvement matters; (v) Homegate environmental matters; and (v) Homegate insurance matters.

CERTAIN COVENANTS

     Homegate has agreed (and has agreed to cause its subsidiaries), among other things, prior to the consummation of the Merger, unless Prime agrees in writing or as otherwise required or permitted by the Merger Agreement, (i) to conduct its operations according to its usual, regular and ordinary course in substantially the same manner as theretofore conducted, (ii) promptly to notify Prime of any change or event that has had, or could reasonably be expected to have, a material adverse effect on the business, properties, assets, prospects, condition (financial or otherwise), liabilities or results of operations of Homegate and its subsidiaries taken as a whole and (iii) promptly to deliver to Prime true and correct copies of any filings with the Commission or any other governmental entity in connection with the Merger Agreement and the transactions contemplated thereby. In addition, Homegate has agreed that, among other things, prior to the consummation of the Merger, unless Prime agrees in writing or as otherwise required or permitted by the Merger Agreement, it shall not (and shall cause its subsidiaries not to) (i) amend its certificate of incorporation or bylaws, (ii) except pursuant to the exercise of certain options, warrants, conversion and certain other contractual rights, issue any shares of capital stock, effect any stock split or otherwise change its capitalization, (iii) grant, confer or award any option, warrant, conversion right or other right to acquire shares of its capital stock, (iv) increase any compensation or enter into or amend any employment agreement with any of its present or future officers, directors or employees, except in accordance with pre-existing contractual provisions and except for annual increases consistent with past practice, (v) adopt any new employee benefit plan or amend any existing employee benefit plan, (vi) declare or pay any dividend to its stockholders or make any other payment on its capital stock, (vii) incur additional indebtedness in excess of $250,000 in the aggregate or (viii) acquire or dispose of any of its assets, subject to certain exceptions.

     Prime has agreed (and has agreed to cause its subsidiaries), among other things, prior to the consummation of the Merger, unless Homegate agrees in writing or as otherwise required or permitted by the Merger Agreement, (i) to conduct its operations in the usual, regular and ordinary course in substantially the same manner as theretofore conducted, (ii) promptly to notify Homegate of any change or event that has had, or could reasonably be expected to have, a material adverse effect on the business, properties, assets, prospects, condition (financial or otherwise), liabilities or results of operations of Prime and its subsidiaries taken as a whole and (iii) promptly to deliver to Homegate true and correct copies of any filings with the Commission or any other governmental entity in connection with the Merger Agreement and the transactions contemplated thereby.

     Each of Homegate and Prime has agreed that, among other things, unless the other party agrees in writing or as otherwise required or permitted by the Merger Agreement, it shall not nor shall it permit any of its subsidiaries to take or cause to be taken any action, whether before or after the Effective Date, which would disqualify the Merger as a pooling of interests for accounting purposes or as a tax-free reorganization.

NO SOLICITATION

     Homegate has agreed that it will not, and will direct and use its best efforts to cause its officers and directors, employees, agents and representatives not to, initiate, solicit or encourage, directly or indirectly, any inquiries or the making or implementation of any proposal or offer (including, without limitation, any proposal or offer to its stockholders) with respect to a merger, acquisition, consolidation or similar transaction involving, or any purchase of all or any significant portion of the assets or any equity securities of, Homegate or any of its subsidiaries (any such proposal or offer being hereinafter referred to as an "Alternative Proposal"), or engage in any negotiations concerning, or provide any confidential information or data to, or have any discussions with, any person relating to an Alternative Proposal, or release any third party from any obligations under any existing standstill agreement or arrangement relating to any Alternative Proposal, or otherwise facilitate any effort or attempt to make or implement an Alternative Proposal. Homegate has agreed to cease immediately and cause to be terminated any existing activities, discussions or negotiations with any parties conducted prior to the date of the Merger Agreement with respect to any of the foregoing and to take the necessary steps to inform the appropriate individuals or entities of these obligations. Homegate has also agreed to notify Prime immediately if any such inquiries or proposals are received by, any such information is requested from, or any such negotiations or discussions are sought to be initiated or continued with it, provided that the Board of Directors of Homegate may (i) furnish information to, or enter into discussions or negotiations with, any person or entity that makes or proposes to make an unsolicited bona fide proposal to acquire Homegate pursuant to a merger, consolidation, share exchange, business combination, purchase of a substantial portion of its assets or other similar transaction, if, and only to the extent that, (a) the Board of Directors of Homegate determines in good faith that such action is required for the Board of Directors to comply with its fiduciary duties to stockholders imposed by law, (b) prior to furnishing such information to, or entering into discussions or negotiations with, the other person or entity, Homegate provides written notice to Prime to the effect that it is furnishing information to, or entering into discussions or negotiations with, the other person or entity and (c) Homegate keeps Prime promptly informed of the status and all material terms and conditions of any such discussions or negotiations (including identities of parties) and (ii) to the extent applicable, comply with Rule 14c-2 promulgated under the Exchange Act with regard to an Alternative Proposal.

INDEMNIFICATION AND INSURANCE

     As provided in the Merger Agreement, Prime is required to indemnify, defend and hold harmless the officers, directors and employees of Homegate and its subsidiaries (the "Indemnified Parties") from and against all losses, expenses, claims, damages or liabilities arising out of the transactions contemplated by the Merger Agreement to the fullest extent permitted or required under applicable law, including without limitation the advancement of expenses. Prime has agreed that all rights to indemnification existing in favor of the directors, officers or employees of Homegate as provided in Homegate's Certificate of Incorporation or Bylaws, with respect to matters occurring through the Effective Date, shall survive the Merger and continue in full force and effect for a period of not less than six years from the Effective Date.

     For a period of three years after the Effective Date, Prime is obligated to cause the Surviving Corporation to maintain in effect policies of directors' and officers' liability insurance covering certain Indemnified Parties presently covered by Homegate insurance policies that are equivalent to those maintained by Homegate with respect to matters occurring prior to the Effective Date, provided that Prime shall not be required in order to maintain such coverage to pay an annual premium in excess of two times the current annual premium paid by

Homegate for its existing coverage, but in such case shall purchase as much coverage as possible for such amount.

CONDITIONS

     The respective obligations of Homegate and Prime to consummate the Merger are subject to the fulfillment of the following conditions: (a) the Merger Agreement and the transactions contemplated thereby shall have been approved and adopted by the requisite vote of the holders of the issued and outstanding shares of capital stock of Homegate entitled to vote thereon; (b) the Registration Statement shall have become effective under the Securities Act and no stop order with respect thereto shall be in effect; (c) none of the parties to the Merger Agreement shall be subject to any order or injunction against the consummation of the transactions contemplated by the Merger Agreement; (d) all consents, authorizations, orders and approvals of (or filings or registrations with) any governmental commission, board or other regulatory body required in connection with the execution, delivery and performance of the Merger Agreement shall have been obtained or made (except where the failure to obtain or make any such consent, authorization, order, approval, filing or registration would not have a material adverse effect on the business of Prime and Homegate (and their respective subsidiaries), taken as a whole, following the Effective Date); and
(e) the Prime Common Stock to be issued to Homegate stockholders in connection with the Merger shall have been approved for listing on the NYSE, subject to official notice of issuance.

     The obligations of each of Homegate and Prime to effect the Merger are also subject to the satisfaction or waiver by the other party prior to the Effective Date of the following conditions: (a) the other party shall have performed in all material respects all obligations required to be performed by it under the Merger Agreement and the representations and warranties of the other party and its subsidiaries set forth in the Merger Agreement shall be true in all material respects as of the Effective Date; (b) Homegate shall have received the opinion of Vinson & Elkins L.L.P. that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code; (c) Prime shall have received the opinion of Willkie Farr & Gallagher that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code; (d) Homegate and Prime shall have each received a "comfort" letter from the other party's independent public accountants covering matters customarily included in such comfort letters relating to transactions similar to the Merger and (e) from the date of the Merger Agreement through the Effective Date, there shall not have occurred any change, individually or together with other changes, that has had, or would reasonably be expected to have, a material adverse change in the financial condition, business, results of operations or prospects of either Homegate or Prime and its subsidiaries, taken as a whole.

TERMINATION; FEES AND EXPENSES

     The Merger Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Date, before or after the approval by the stockholders of Homegate: (a) by the mutual consent of Homegate and Prime by action of their respective Boards of Directors; (b) by action of the Board of Directors of either Homegate or Prime if (i) the Merger shall not have been consummated by December 31, 1997, (ii) the adoption of the Merger Agreement and the approval of the transactions contemplated thereby by Homegate's stockholders shall not have been obtained at a meeting duly convened for such purpose (or at any adjournment or postponement thereof), or (iii) a United States federal or state court of competent jurisdiction or a United States federal or state governmental, regulatory or administrative agency or commission shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by the Merger Agreement and such order, decree, ruling or other action shall have become final and non-appealable; provided, that the party seeking to terminate the Merger Agreement pursuant to this clause (iii) shall have used all reasonable efforts to remove such injunction, order or decree; (c) by action of the Board of Directors of Homegate, if (i) in the exercise of its good faith judgment as to its fiduciary duties to its stockholders imposed by law, the Board of Directors of Homegate determines that such termination is required by reason of an Alternative Proposal being made for Homegate, (ii) there has been a breach by Prime or Sub of any representation or warranty contained in the Merger Agreement which would have or would be reasonably likely to have a material adverse effect on the business, properties, assets, prospects, condition (financial or otherwise), liabilities or results of operations of Prime and its subsidiaries taken as a whole or (iii) there has been a material breach by Prime of any covenant or agreement contained in the Merger Agreement which is not curable or, if curable, is not cured within 30 days after written notice of such breach; or (d) by action of the Board of Directors of Prime, if (i) the Board of Directors of Homegate shall have withdrawn or modified in a manner adverse to Prime its approval or recommendation of the Merger Agreement or the Merger, or shall have recommended an Alternative Proposal to Homegate stockholders, (ii) there has been a breach by Homegate of any representation or warranty contained in the Merger Agreement which would have or would be reasonably likely to have a material adverse effect on the business, properties, assets, prospects, condition (financial or otherwise), liabilities or results of operations of Homegate and its subsidiaries taken as a whole or (iii) there has been a material breach by Homegate of any covenant or agreement contained in the Merger Agreement which is not curable or, if curable, is not cured within 30 days after written notice of such breach. In the event of the termination of the Merger Agreement pursuant to
(b), (c) or (d) above, nothing in the Merger Agreement shall prejudice the ability of the non-breaching party to seek damages from any other party for any breach of the Merger Agreement, including without limitation, attorneys' fees and the right to pursue any remedy at law or in equity; provided, that in the event Prime has received the Termination Fee, it shall not (i) have any rights whatsoever in respect of or in connection with the representations, warranties, covenants and agreements of Homegate, (ii) assert or pursue in any manner, directly or indirectly, any claim or cause of action based in whole or in part upon alleged tortious or other interference with rights under the Merger Agreement against any entity or person submitting an Alternative Proposal or
(iii) assert or pursue in any manner, directly or indirectly, any claim or cause of action against Homegate or any of its officers or directors based in whole or in part upon its or their receipt, consideration, recommendation or approval of an Alternative Proposal; provided, further, that Prime may, in the circumstances set forth in clause (z) of the next paragraph, waive its right to receive the Termination Fee, in which case the foregoing proviso shall not be applicable.

     If (x) Homegate terminates the Merger Agreement because its Board of Directors, in the exercise of its good faith judgment as to its fiduciary duties to its stockholders imposed by law, determines that such termination is required by reason of an Alternative Proposal being made for Homegate, (y) Prime terminates the Merger Agreement because the Board of Directors of Homegate shall have withdrawn or modified in a manner adverse to Prime its approval or recommendation of the Merger Agreement or the Merger or shall have recommended an Alternative Proposal to Homegate stockholders or (z) any person shall have made an Alternative Proposal and thereafter the Merger Agreement is terminated by either party as a result of the requisite approval of the holders of Homegate Common Stock having not been obtained, or by Prime as a result of Homegate's intentional failure to perform one of its agreements contained in the Merger Agreement or intentional breach of one of its representations or warranties contained in the Merger Agreement, and within 12 months thereafter such Alternative Proposal shall have been consummated, then Homegate (or the successor thereto) is required to pay in cash to Prime the Termination Fee of $3,325,000, within two days after such termination (in the case of (x) or (y)) or consummation (in the case of (z)).

     Whether or not the Merger is consummated, all costs and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby shall be paid by the party incurring such expenses, except as otherwise provided in the Merger Agreement. The Merger Agreement provides that the following expenses will be shared equally by Prime and Homegate: (a) the filing fee in connection with the filing of the Registration Statement with the Commission and (b) the expenses incurred in connection with printing and mailing this Proxy Statement-Prospectus.

AMENDMENT; WAIVER

     The parties may modify or amend the Merger Agreement by written agreement at any time before the Effective Date, provided that following approval of the Merger by holders of the Homegate Common Stock, no amendment shall be made which by law requires the further approval of stockholders without obtaining such further approval. The conditions to each party's obligation to consummate the Merger may be waived by the other party in whole or in part to the extent permitted by applicable law.

                             THE INTERIM FINANCING

     Prime agreed to provide, pending consummation of the Merger, up to $65.0 million of interim secured financing (the "Interim Loans") to Homegate to enable Homegate to acquire and develop certain hotel properties. The Interim Loans will not exceed a borrowing base, which will restrict availability to no greater than 75% of the cost basis of Homegate in the properties. No Interim Loans will be made after the earlier of November 30, 1997 and the date of any termination of the Merger Agreement (other than a termination solely as a result of a breach by Prime). All Interim Loans will mature on the earliest of (a) April 1, 1998, (b) the date Homegate enters into any agreement with a third party (other than the Merger Agreement) involving the merger or sale of substantially all the assets of Homegate and (c) four months after the termination of the Merger Agreement. The Interim Loans bear interest at a rate per annum equal to the one month London Interbank Offered Rate plus 3.50% (increasing to 5.00% upon the earlier of November 30, 1997 and the date of any termination of the Merger Agreement). Homegate is obligated to pay to Prime a facility fee of $650,000 upon the closing of the initial Interim Loan. The Interim Loans are secured by 18 properties currently under development and by any future development properties. The loan documentation for the Interim Loans contains various affirmative and negative covenants concerning the operation of Homegate as well as events of default (including failure to pay amounts due under the loan documents or to comply with such covenants or a breach of the Merger Agreement by Homegate). The loan documents require Homegate to comply with the covenants contained in the Merger Agreement. See "The Merger Agreement -- Certain Covenants."

     As of October 27, 1997, an aggregate of $32.6 million in Interim Loans was outstanding.

         RECENT SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA OF PRIME

     The table below presents recent selected consolidated financial and other data derived from Prime's historical consolidated financial statements as of and for the years ended December 31, 1994, 1995 and 1996 and the six months ended June 30, 1996 and 1997. This data should be read in conjunction with "Prime Management's Discussion and Analysis of Financial Condition and Results of Operations," "Selected Consolidated Financial Data of Prime and its Predecessor" and the Consolidated Financial Statements, related notes and other financial information included and incorporated by reference in this Proxy Statement-Prospectus.

                                                                            SIX MONTHS ENDED JUNE
                                         YEAR ENDED DECEMBER 31,(2)                  30,
                                     ----------------------------------     ----------------------
                                       1994         1995         1996         1996          1997
                                     --------     --------     --------     --------      --------
                                                 (IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA(1):
Revenues:
  Lodging..........................  $ 88,753     $146,184     $198,947     $ 94,248      $124,606
  Food and beverage................    18,090       37,955       41,437       19,479        20,706
  Management and other fees........    10,021        8,115        6,729        3,484         3,136
  Interest on mortgages and notes
     receivable....................    15,867       11,895        6,090        3,704         3,303
  Business interruption
     insurance.....................        --           --       13,562        6,629         6,366
  Rental and other.................     1,572        1,479        2,103          962         1,370
                                     --------     --------     --------     --------      --------
          Total revenues...........   134,303      205,628      268,868      128,506       159,487
                                     --------     --------     --------     --------      --------
Costs and expenses:
  Direct hotel operating expenses:
     Lodging.......................    25,490       38,383       51,577       24,150        30,476
     Food and beverage.............    13,886       28,429       32,053       15,589        15,656
     Selling and general...........    27,244       49,753       61,789       29,743        32,593
  Occupancy and other operating....     9,799       11,763       16,833        7,584        11,256
  General and administrative.......    15,089       15,515       17,813        8,757        10,105
  Depreciation and amortization....     9,384       15,227       23,632       11,102        15,101
  Other expense....................        --        2,200           --           --            --
                                     --------     --------     --------     --------      --------
          Total costs and
            expenses...............   100,892      161,270      203,697       96,925       115,187
                                     --------     --------     --------     --------      --------
Operating income...................    33,411       44,358       65,171       31,581        44,300
Investment income..................     1,966        4,861        4,610        2,121         1,627
Interest expense...................   (14,036)     (22,350)     (22,564)     (12,209)      (11,760)
Other income.......................     9,089        2,239        4,306        3,432         1,858
                                     --------     --------     --------     --------      --------
Income before income taxes and
  extraordinary items..............    30,430       29,108       51,523       24,925        36,025
Provision for income taxes.........    12,172       11,643       20,609        9,970        14,410
                                     --------     --------     --------     --------      --------
Income before extraordinary
  items............................    18,258       17,465       30,914       14,955        21,615
Extraordinary items(3).............       172          104          202          176            75
                                     --------     --------     --------     --------      --------
Net income.........................  $ 18,430     $ 17,569     $ 31,116     $ 15,131      $ 21,690
                                     ========     ========     ========     ========      ========
Earnings per common share(4):
  Primary:
     Income before extraordinary
       items.......................  $   0.57     $   0.54     $   0.85     $   0.45      $   0.52
     Extraordinary items...........      0.01           --           --         0.01            --
                                     --------     --------     --------     --------      --------
  Earnings per common share........  $   0.58     $   0.54     $   0.85     $   0.46      $   0.52
                                     --------     --------     --------     --------      --------
  Fully diluted:
     Income before extraordinary
       items.......................  $   0.57     $   0.54     $   0.80     $   0.42      $   0.48
     Extraordinary items...........      0.01           --           --           --            --
                                     --------     --------     --------     --------      --------
  Earnings per common share........  $   0.58     $   0.54     $   0.80     $   0.42      $   0.48
                                     --------     --------     --------     --------      --------

                                                                           SIX MONTHS ENDED JUNE
                                        YEAR ENDED DECEMBER 31,                     30,
                                  -----------------------------------     ------------------------
                                    1994         1995         1996          1996           1997
                                  --------     --------     ---------     ---------      ---------
                                             (DOLLARS IN THOUSANDS, EXCEPT HOTEL DATA)
OTHER DATA:
EBITDA(5).......................  $ 42,795     $ 59,585     $  88,803     $  42,683      $  59,401
Net cash provided by operating
  activities....................    28,334       38,628        65,936        24,850         32,192
Net cash used in investing
  activities....................   (33,910)     (88,704)     (240,957)     (111,946)      (121,375)
Net cash provided by (used in)
  financing activities..........   (23,469)      87,085       141,485        78,208        151,948
HOTEL DATA(6):
All-suites:
  Number of locations...........        12           19            35            25             46
  Number of rooms...............     1,494        2,319         4,348         3,024          5,776
  REVPAR........................  $  39.50     $  43.98     $   47.28     $   47.65      $   49.51
Full-service(6):
  Number of locations...........        29           30            30            30             31
  Number of rooms...............     5,672        5,821         5,821         5,821          5,971
  REVPAR........................  $  52.52     $  53.89     $   61.85     $   58.14      $   65.88
Limited-service:
  Number of locations...........        32           32            32            32             32
  Number of rooms...............     3,359        3,359         3,359         3,359          3,359
  REVPAR........................  $  36.37     $  38.37     $   39.80     $   41.96      $   43.73

                                                                            SIX MONTHS ENDED JUNE
                                          YEAR ENDED DECEMBER 31,                    30,
                                     ----------------------------------     ----------------------
                                       1994         1995         1996         1996          1997
                                     --------     --------     --------     --------      --------
                                                            (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents and
  marketable securities............  $ 13,641     $ 61,462     $ 16,235     $ 43,045      $ 79,000
Property, equipment and leasehold
  improvements, net................   299,291      398,201      695,253      561,908       812,367
Mortgages and notes receivable, net
  of current portion...............    81,260       64,962       24,195       25,053        19,858
Total assets.......................   434,932      573,241      786,098      683,185       972,400
Current portion of debt............     5,284        5,731        3,419        4,097         3,083
Long-term debt, net of current
  portion..........................   178,545      276,920      298,875      363,132       457,912
Total stockholders' equity.........   204,065      232,916      419,895      252,629       444,153

---------------
(1) In December 1994, Prime acquired ownership of the Frenchman's Reef as a result of the restructuring of a mortgage note receivable, which was secured by the hotel. This transaction has not had a material impact on operating income but has affected revenue and operating margins significantly. For the year ended December 31, 1994, Prime recorded revenues related to the Frenchman's Reef in the form of interest income and management fees with no corresponding operating expenses. For the years ended December 31, 1995 and 1996 and for the six months ended June 30, 1996 and 1997, Prime recorded the operating revenues and operating expenses related to this hotel.

(2) Certain reclassifications have been made to the December 31, 1994, 1995 and 1996 financial information to conform them to the six months ended June 30, 1996 and 1997 presentations.

(3) Extraordinary items consist of gains on discharges of indebtedness, net of income taxes of $120,000 in 1994, $70,000 in 1995 and $135,000 in 1996 and
    $117,000 and $50,000 for the six months ended June 30, 1996 and 1997.

(4) Primary earnings per common share was computed based on the weighted average number of common shares and common share equivalents (dilutive stock options and warrants) outstanding during each period. The weighted average number of common shares used in computing primary earnings per common share was 32,022,000, 32,461,000 and 36,501,000 for the years ended December 31, 1994, 1995 and 1996, respectively and 33,003,000 and 41,756,000 for the six months ended June 30, 1996 and 1997, respectively. Fully diluted earnings per common share, in addition to the adjustments for primary earnings per common share, reflects the elimination of interest expense and the issuance of additional common shares from the assumed conversion of the 7% Convertible Subordinated Notes due 2002 from their issuance in April 1995. The weighted average number of common shares used in computing fully diluted earnings per common share was 37,423,000 and 43,794,000 for the years ended December 31, 1995 and 1996, respectively and 40,460,000 and 49,130,000 for the six months ended June 30, 1996 and 1997, respectively.

(5) EBITDA represents earnings before extraordinary items, interest expense, provision for income taxes and depreciation and amortization and excludes interest income on cash investments and other income. EBITDA is used by Prime for the purpose of analyzing its operating performance, leverage and liquidity. Such data are not a measure of financial performance under generally accepted accounting principles and should not be considered as an alternative to net income as an indicator of Prime's operating performance or as an alternative to cash flows as a measure of liquidity.

(6) Hotel data represents operating data for the hotels in the Portfolio at June 30, 1997. For purposes of showing operating trends, the results of the Frenchman's Reef have been excluded from Hotel data due to the effect of hurricane damage on the hotel's operations. For a discussion of the Frenchman's Reef, see "Business of Prime -- Prime's Lodging Operations."

                 PRIME MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

     Prime is a national hotel owner/operator which, as of October 1, 1997, owned or leased 105 hotels and managed 12 hotels for third parties. Prime has a financial interest in the form of mortgages or profit participations (primarily incentive management fees) in seven of the Managed Hotels. Prime consolidates the results of operations of its Owned Hotels and records management fees (including incentive management fees) and interest income, where applicable, on the Managed Hotels.

     Prime's strategy is to capitalize on two lodging industry trends: (i) favorable industry fundamentals, which are producing strong earnings growth due to the operating leverage inherent in hotel ownership and (ii) growing consumer preferences for newer all-suite accommodations with strong brand identities. Through its focus on hotel equity ownership, Prime is benefiting from the operating leverage inherent in the lodging industry. Through its development of its proprietary brands, Prime is positioning itself to generate additional revenue not dependent on investment in real estate. Prime seeks to achieve internal growth through the use of sophisticated operating, marketing and financial systems at its hotels. Prime's external growth has focused on the accelerated expansion of its AmeriSuites brands through new construction. Although future results of operations may be adversely affected in the short term by the costs associated with the construction and acquisition of new hotels, it is expected that this impact will be offset, after an initial period, by revenues generated by such new hotels.

     On July 25, 1997, Prime entered into an agreement to merge with Homegate, a provider of mid-price extended-stay hotels. Under this agreement, Prime will issue approximately 6.5 million shares of Prime Common Stock based upon a fixed exchange ratio of 0.6073 share of Prime Common Stock for each of the approximately 10.7 million outstanding shares of Homegate Common Stock. The transaction is expected to be accounted for as a pooling of interests. The Merger Agreement is subject to the approval of the shareholders of Homegate and other customary terms and conditions and the Merger is expected to be completed in the fourth quarter of 1997.

     Under pooling of interests accounting, all transaction costs are expensed as incurred and the historical consolidated statements of operations of the companies are restated on a combined basis without giving effect to operating synergies. Homegate, which commenced operations in 1996, is expected to generate 1997 results reflecting losses consistent with start-up operations. Therefore, the merger is expected to have a dilutive effect on earnings for 1997. Although there can be no assurance, assuming that pooling of interests accounting treatment is available, Prime expects the impact of the merger to be accretive to earnings in 1998.

     For the three and six months ended June 30, 1997, earnings from recurring operations increased by 65.1% and 76.2%, respectively, over the same periods in 1996. The earnings gains were the result of strong growth in REVPAR and profit margins at comparable Owned Hotels and significant new AmeriSuites unit growth. For the comparable Owned Hotels, REVPAR increased by 12.1% and 11.2% for the three and six month periods. The combination of strong REVPAR increases and effective expense controls resulted in increases in gross operating profits of 19.8% and 17.7% for the three and six month periods and improvements in gross operating margins from 44.8% to 48.0% for the three month period and from 41.8% to 44.8% for the six month period. The earnings growth was also favorably affected by the net addition of 38 hotels since January 1, 1996 primarily through the development of new AmeriSuites hotels.

     EBITDA increased by 43.7% to $33.5 million for the three months ended June 30, 1997 and by 39.2% to $59.4 million for the six months ended June 30, 1997. Hotel EBITDA increased by 43.9% to $34.3 million for the three month period and by 44.9% to $61.8 million for the six month period. Hotel EBITDA represents EBITDA generated from the operations of Owned Hotels. Hotel EBITDA excludes management fee income, interest income from mortgages and notes receivable, general and administrative expenses and other revenues and expenses which do not directly relate to the operations of Owned Hotels.

     Prime's hotels operate in three segments of the industry: the all-suites segment, under Prime's proprietary AmeriSuites brand; the upscale full-service segment, under major national franchises; and the mid-price limited-service segment, primarily under Prime's proprietary Wellesley Inns brand. Prime's Hotel EBITDA reflects the shifting mix in Prime's portfolio toward its proprietary brand AmeriSuites and the sale of certain limited-service hotels operated under franchise agreements. The Hotel EBITDA contribution from AmeriSuites hotels is expected to increase in future years as a result of Prime's AmeriSuites expansion plans. The following table illustrates the Hotel EBITDA contribution from each segment (in thousands):

                                  HOTEL EBITDA

                                                       THREE MONTHS ENDED JUNE 30,
                                            -------------------------------------------------
                                                     1996                       1997
                                            ----------------------     ----------------------
                                            AMOUNT      % OF TOTAL     AMOUNT      % OF TOTAL
                                            -------     ----------     -------     ----------
        All-suites........................  $ 7,150         30.1%      $14,286         41.7%
        Full-service......................   11,056         46.5        14,727         43.0
        Limited-service...................    5,587         23.4         5,235         15.3
                                            -------        -----       -------        -----
                  Total...................  $23,793        100.0%      $34,248        100.0%
                                            =======        =====       =======        =====

                                                        SIX MONTHS ENDED JUNE 30,
                                            -------------------------------------------------
                                                     1996                       1997
                                            ----------------------     ----------------------
                                            AMOUNT      % OF TOTAL     AMOUNT      % OF TOTAL
                                            -------     ----------     -------     ----------
        All-suites........................  $11,739         27.5%      $22,964         37.2%
        Full-service......................   19,909         46.7        26,779         43.3
        Limited-service...................   10,994         25.8        12,061         19.5
                                            -------        -----       -------        -----
                  Total...................  $42,642        100.0%      $61,804        100.0%
                                            =======        =====       =======        =====

RESULTS OF OPERATIONS FOR THE THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 1997 COMPARED TO THE THREE AND SIX MONTHS ENDED JUNE 30, 1996

     The following table presents the components of operating income, operating expense margins and other data for Prime and Prime's comparable Owned Hotels for the three and six months ended June 30, 1996 and 1997. The results of the ten hotels divested during 1996 and 1997 are not material to an understanding of the results of Prime's operations in such periods and, therefore, are not separately discussed.

                                                                               COMPARABLE OWNED
                                                             TOTAL                 HOTELS(1)
                                                      -------------------     -------------------
                                                      THREE MONTHS ENDED      THREE MONTHS ENDED
                                                           JUNE 30,                JUNE 30,
                                                      -------------------     -------------------
                                                       1996        1997        1996        1997
                                                      -------     -------     -------     -------
                                                         (IN THOUSANDS, EXCEPT ADR AND REVPAR)
INCOME STATEMENT DATA:
Revenues:
  Lodging...........................................  $52,274     $66,485     $44,737     $50,185
  Food and Beverage.................................   11,456      11,257       9,001      10,020
  Management and Other Fees.........................    1,791       1,975
  Interest on Mortgages and Notes Receivable........    1,023       1,574
  Business Interruption Insurance...................    2,891       1,376
  Rental and Other..................................      458         740
                                                      -------     -------
          Total Revenues............................   69,893      83,407
Direct Hotel Operating Expenses:
  Lodging...........................................   13,526      15,746      11,198      11,997
  Food and Beverage.................................    8,675       7,691       6,486       6,880
  Selling and General...............................   15,734      15,604      11,920      12,421
Occupancy and Other Operating.......................    4,102       5,712
General and Administrative..........................    4,538       5,130
Depreciation and Amortization.......................    6,228       7,681
Operating Income....................................   17,090      25,843
OPERATING EXPENSE MARGINS:
Direct Hotel Operating Expenses:
  Lodging, as a percentage of lodging revenue.......     25.9%       23.7%       25.0%       23.9%
  Food and Beverage, as a percentage of food and
     beverage revenue...............................     75.7%       68.3%       72.1%       68.7%
  Selling and General, as a percentage of lodging
     and food and beverage revenue..................     24.6%       20.1%       22.2%       20.6%
Occupancy and Other Operating, as a percentage of
  lodging and food and beverage revenue.............      6.4%        7.3%
General and Administrative, as a percentage of total
  revenue...........................................      6.5%        6.2%
OTHER DATA(1):
Occupancy...........................................     73.6%       74.5%       74.5%       77.5%
Average Daily Rate ("ADR")..........................  $ 68.58     $ 76.23     $ 70.16     $ 75.62
Revenue per Available Room ("REVPAR")...............  $ 50.48     $ 56.81     $ 52.30     $ 58.62
Gross Operating Profit..............................  $26,266     $37,834     $24,134     $28,907

                                                                               COMPARABLE OWNED
                                                            TOTAL                  HOTELS(1)
                                                     --------------------     -------------------
                                                       SIX MONTHS ENDED        SIX MONTHS ENDED
                                                           JUNE 30,                JUNE 30,
                                                     --------------------     -------------------
                                                      1996         1997        1996        1997
                                                     -------     --------     -------     -------
                                                        (IN THOUSANDS, EXCEPT ADR AND REVPAR)
INCOME STATEMENT DATA:
Revenues:
  Lodging..........................................  $94,248     $124,606     $69,412     $76,776
  Food and Beverage................................   19,479       20,706      14,190      15,265
  Management and Other Fees........................    3,484        3,136
  Interest on Mortgages and Notes Receivable.......    3,704        3,303
  Business Interruption Insurance..................    6,629        6,366
  Rental and Other.................................      962        1,370
                                                     -------      -------
          Total Revenues...........................  128,506      159,487
Direct Hotel Operating Expenses:
  Lodging..........................................   24,150       30,476      17,501      18,774
  Food and Beverage................................   15,589       15,656      10,858      11,299
  Selling and General..............................   29,743       32,593      20,196      20,732
Occupancy and Other Operating......................    7,584       11,256
General and Administrative.........................    8,757       10,105
Depreciation and Amortization......................   11,102       15,101
Operating Income...................................   31,581       44,300
OPERATING EXPENSE MARGINS:
Direct Hotel Operating Expenses:
  Lodging, as a percentage of lodging revenue......     25.6%        24.5%       25.2%       24.5%
  Food and Beverage, as a percentage of food and
     beverage revenue..............................     80.0%        75.6%       76.5%       74.0%
  Selling and General, as a percentage of lodging
     and food and beverage revenue.................     26.2%        22.4%       24.2%       22.5%
Occupancy and Other Operating, as a percentage of
  lodging and food and beverage revenue............      6.7%         7.7%
General and Administrative, as a percentage of
  total revenue....................................      6.8%         6.3%
OTHER DATA(1):
Occupancy..........................................     70.1%        68.4%       70.4%       72.3%
ADR................................................  $ 69.04     $  78.33     $ 72.42     $ 78.37
REVPAR.............................................  $ 48.36     $  53.58     $ 50.97     $ 56.68
Gross Operating Profit.............................  $43,466     $ 64,413     $35,047     $41,236

---------------
(1) For purposes of showing operating trends, the results of the Frenchman's Reef, which were impacted by hurricane damage, and ten hotels disposed in 1996 and 1997 have been excluded from the Other Data section of the table. Comparable Owned Hotels refers to the 69 Owned Hotels that were owned or leased by Prime during all of the three months ended June 30, 1996 and 1997 (excluding the Frenchman's Reef) and the 51 Owned Hotels that were owned or leased by Prime during all of the six months ended June 30, 1996 and 1997.

     Lodging revenues, which include room revenues and other related revenues such as telephone and vending, increased by $14.2 and $30.4 million, or 27.2% and 32.2%, respectively, for the three and six months ended June 30, 1997 as compared to the same periods in 1996. Lodging revenues for the three months ended June 30, 1997 increased due to incremental revenues of $14.8 million from new hotels and higher revenues for comparable Owned Hotels, which increased by $5.5 million, or 12.2%. Lodging revenues for the six months ended June 30, 1997 increased due to incremental revenues of $31.2 million from new hotels and higher revenues for comparable Owned Hotels, which increased $7.4 million or 10.6%. The revenue gains during the three and six month periods were partially offset by decreases of $2.8 million and $4.2 million at the Frenchman's Reef attributable to hurricane-related damage and decreases of $3.2 million and $4.2 million related to the revenue from disposed hotels.

     The following table sets forth hotel operating data for the comparable Owned Hotels for the three and six months ended June 30, 1997 as compared to the same periods in 1996, by product type:

                                         THREE MONTHS
                                             ENDED                      SIX MONTHS ENDED
                                           JUNE 30,                         JUNE 30,
                                       -----------------       %        -----------------       %
                                        1996       1997      CHANGE      1996       1997      CHANGE
                                       ------     ------     ------     ------     ------     ------
AMERISUITES
  Occupancy..........................    72.3%      77.0%                 76.1%      72.0%
  ADR................................  $73.59     $76.47                $70.06     $73.85
  REVPAR.............................  $53.23     $58.91      10.7%     $49.80     $53.19       6.8%
FULL-SERVICE
  Occupancy..........................    74.5%      78.6%                 66.2%      70.3%
  ADR................................  $84.28     $92.15                $82.30     $90.41
  REVPAR.............................  $62.78     $72.41      15.3%     $54.52     $63.52      16.5%
WELLESLEY INNS
  Occupancy..........................    77.1%      77.1%                 79.3%      78.0%
  ADR................................  $50.81     $54.67                $58.52     $62.46
  REVPAR.............................  $39.20     $42.13       7.5%     $46.40     $48.71       5.0%
TOTAL
  Occupancy..........................    74.5%      77.5%                 70.4%      72.3%
  ADR................................  $70.16     $75.62                $72.42     $78.37
  REVPAR.............................  $52.30     $58.62      12.1%     $50.97     $56.68      11.2%

     Prime achieved solid revenue growth in all three of its industry segments. The REVPAR increases reflect the results of several repositionings and continued favorable industry trends in the full-service segment, growing recognition of AmeriSuites as a leading brand in the fast-growing all-suites segment and the reimaging program at the Wellesley Inns. The improvements in REVPAR at comparable Owned Hotels were generated by increases in ADR, which rose by 7.8% and 8.2%, and occupancy gains of 2.9 and 2.1 percentage points, respectively, for the three and six months periods.

     Food and beverage revenues decreased by $198,000 or 1.7% for the three months ended June 30, 1997 primarily due to a decrease of $1.4 million at the Frenchman's Reef, which was closed during the quarter for renovations attributed to hurricane damage. Food and beverage revenues increased by $1.2 million, or 6.3%, for the six months ended June 30, 1997 as compared to the same period in 1996. The increase was primarily due to the additional revenues from three full-service hotels added in the past year and strong growth at comparable Owned Hotels. The revenue gains for the six month period were offset by a $1.3 million decrease related to the Frenchman's Reef. Food and beverage revenues for comparable Owned Hotels increased by $1.0 million and $1.1 million, or 11.3% and 7.6%, respectively for the three and six month periods, due to increased banquet business.

     Management and other fees consist of base and incentive fees earned under management agreements, fees for additional services rendered to Managed Hotels and sales commissions earned by Prime's national sales group, Market Segments, Inc. ("MSI"). Management and other fees increased by $184,000, or 10.3%, for the three months ended June 30, 1997 as compared to the same period in 1996 due to increased base and incentive management fees associated with the remaining Managed Hotels. Management and other fees decreased by $348,000, or 9.9%, for the six months ended June 30, 1997 as compared to the same period in 1996 primarily due to the conversions of Managed Hotels into Owned Hotels.

     Interest on mortgages and notes receivable primarily relate to mortgages secured by certain Managed Hotels. Interest on mortgage and notes receivable increased by $551,000, or 53.9%, for the three months ended June 30, 1997 as compared to the same period in 1996 due to interest recognized on subordinated or junior mortgages which remit payments based on hotel cash flow. Interest on mortgages and notes receivable decreased by $401,000, or 10.8%, for the six months ended June 30, 1997 as compared to the same period in 1996 primarily due to conversions of notes receivable into operating hotel assets or cash in 1996.

     Business interruption insurance revenue is based on the settlement of Prime's claim related to the hurricane damage at the Frenchmen's Reef caused by Hurricane Marilyn in September 1995 and an estimate of lost profits attributed to damage caused by Hurricane Bertha in July 1996. Prime is currently reviewing its claim under its business interruption insurance with its insurance carrier with respect to Hurricane Bertha. Business interruption insurance revenue decreased by $1.5 million and $263,000, for the three and six months ended June 30, 1997 as compared to the same periods in 1996 due to operating losses in 1996.

     Direct lodging expenses increased by $2.2 million and $6.3 million, or 16.4% and 26.2%, for the three and six months ended June 30, 1997, as compared to the same periods in 1996 due primarily to the addition of new hotels. Direct lodging expenses, as a percentage of lodging revenue, decreased from 25.9% to 23.7% for the three month period and from 25.6% to 24.5% for the six month period due to increases in ADR which had lower corresponding increases in expenses. For comparable Owned Hotels, direct lodging expenses as a percentage of lodging revenues decreased from 25.0% to 23.9% for the three month period and from 25.2% to 24.5% for the six month period primarily due to the ADR increases.

     Direct food and beverage expenses for the three months ended June 30, 1997 decreased by $984,000, or 11.3%, as compared to the same period in 1996, primarily due to the Frenchman's Reef which decreased by $1.4 million. This decrease was primarily offset by an increase of $874,000 due to the addition of two full-service hotels. Direct food and beverage expenses increased by $67,000, or 0.4%, for the six months ended June 30, 1997 as compared to the same period in 1996 primarily due to the addition of three full-service hotels in the past year offset by a decrease at the Frenchman's Reef. As a percentage of food and beverage revenues, direct food and beverage expenses decreased from 75.7% to 68.3% for the three month period and from 80.0% to 75.6% for the six month period. For comparable Owned Hotels, food and beverage expenses as a percentage of food and beverage revenues decreased from 72.1% to 68.7% for the three month period and from 76.5% to 74.0% for the six month period. The decreases were primarily due to the higher margins associated with increased banquet business.

     Direct hotel selling and general expenses consist primarily of hotel expenses for Owned Hotels which are not specifically allocated to rooms or food and beverage activities, such as administration, selling and advertising, utilities, repairs and maintenance. Direct hotel selling and general decreased by $130,000, or 0.8%, for the three months ended June 30, 1997 due primarily to a decrease of $2.4 million at the Frenchman's Reef. This is offset by increases due to the addition of new hotels. Direct hotel selling and general expenses increased by $2.9 million, or 9.6%, for the six months ended June 30, 1997 as compared to the same period in 1996 due primarily to the addition of new hotels. As a percentage of hotel revenues (defined as lodging and food and beverage revenues), direct hotel selling and general expenses decreased from 24.6% to 20.1% for the three month period and from 26.2% to 22.4% for the six month period. For the comparable Owned Hotels, direct hotel selling and general as a percentage of hotel revenues decreased from 22.2% to 20.6% for the three month period and from 24.2% to 22.5% for the six month period. The decreases were primarily due to the ADR improvements, effective expense controls and decreases in snow removal and other weather-related costs in the first quarter.

     Occupancy and other operating expenses consist primarily of insurance, real estate and other taxes and rent expense. Occupancy and other operating expenses increased by $1.6 million and $3.6 million, or 39.2% and 48.4%, as compared to the same period in 1996 due to the addition of new hotels, including several leased hotels. Occupancy and other operating expenses as a percentage of hotel revenues increased from 6.4% to 7.3% for the three month period and from 6.7% to 7.7% for the six month period due to rent expense associated with the new leased hotels.

     General and administrative expenses consist primarily of centralized management expenses such as operations management, sales and marketing, finance and hotel support services associated with operating both the Owned Hotels and Managed Hotels and general corporate expenses. General and administrative expenses increased by $592,000 and $1.4 million, or 13.1% and 15.4%, for the three and six months ended June 30, 1997 as compared to the same periods in 1996 due to increased advertising, personnel and training costs associated with opening the new AmeriSuites hotels. As a percentage of total revenues, general and administrative expenses decreased from 6.5% to 6.2% for the three month period and from 6.8% to 6.3% for the six month period due to increased operating leverage.

     Depreciation and amortization expense increased by $1.5 million and $4.0 million, or 23.3% and 36.0%, for the three and six months ended June 30, 1997 as compared to the same periods in 1996 due to the impact of new hotel properties and refurbishment efforts at several hotels.

     Investment income increased by $540,000, or 63.1%, for the three months ended June 30, 1997 and decreased by 494,000, or 23.3% for the six months ended June 30, 1997 as compared to the same periods in 1996 due to changes in the weighted average cash balances.

     Interest expense increased by $1.8 million and $213,000, for the three and six months ended June 30, 1997 as compared to the same periods in 1996 primarily due to the issuance of $200 million of Senior Subordinated Notes in March 1997 offset by capitalized interest related to new AmeriSuites construction. Prime capitalized interest of $1.7 million and $3.7 million for the three months ended June 30, 1996 and 1997, and $3.0 million and $7.4 million for the six months ended June 30, 1996 and 1997.

     Other income consists of items which are not part of Prime's recurring operations. For 1996, other income consisted of a gain on the settlement of a note receivable of $1.8 million and a gain on the sale of a hotel of $1.6 million. For the six months ended June 30, 1997, other income consisted of net gains on property transactions of $1.9 million.

     Pretax extraordinary gains of approximately $27,000 and $88,000 for the three and six months ended June 30, 1996 and 1997 and $176,000 and $125,000 for the six months ended June 30, 1996 and 1997 relate to the retirement of debt.

RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 1996
COMPARED TO THE YEAR ENDED DECEMBER 31, 1995

     The following table presents the components of operating income, operating expense margins and other data for Prime and Prime's comparable Owned Hotels for the years ended December 31, 1995 and 1996. The results of the four hotels divested during 1995 and 1996 are not material to an understanding of the results of Prime's operations in such periods and, therefore, are not separately discussed.

                                                                              COMPARABLE OWNED
                                                          TOTAL                   HOTELS(1)
                                                  ---------------------     ---------------------
                                                    1995         1996         1995         1996
                                                  --------     --------     --------     --------
                                                       (IN THOUSANDS, EXCEPT ADR AND REVPAR)
INCOME STATEMENT DATA:
Revenues:
  Lodging.......................................  $146,184     $198,947     $110,565     $124,164
  Food and Beverage.............................    37,955       41,437       25,867       28,636
  Management and Other Fees.....................     8,115        6,729
  Interest on Mortgages and Notes Receivable....    11,895        6,090
  Business Interruption Insurance...............        --       13,562
  Rental and Other..............................     1,479        2,103
                                                  --------     --------
          Total Revenues........................   205,628      268,868

                                                                              COMPARABLE OWNED
                                                          TOTAL                   HOTELS(1)
                                                    1995         1996         1995         1996
                                                  --------     --------     --------     --------
                                                       (IN THOUSANDS, EXCEPT ADR AND REVPAR)
Direct Hotel Operating Expenses:
  Lodging.......................................    38,383       51,577       29,877       31,731
  Food and Beverage.............................    28,429       32,053       19,296       21,090
  Selling and General...........................    49,753       61,789       34,938       37,352
Occupancy and Other Operating...................    11,763       16,833
General and Administrative......................    15,515       17,813
Depreciation and Amortization...................    15,227       23,632
Other Expense...................................     2,200           --
Operating Income................................    44,358       65,171
OPERATING EXPENSE MARGINS:
Direct Hotel Operating Expenses:
  Lodging, as a percentage of lodging revenue...      26.3%        25.9%        27.0%        25.6%
  Food and Beverage, as a percentage of food and
     beverage revenue...........................      74.9%        77.4%        74.6%        73.6%
  Selling and General, as a percentage of
     lodging and food and beverage revenue......      27.0%        25.7%        25.6%        24.4%
  Occupancy and Other Operating, as a percentage
     of lodging and food and beverage revenue...       6.4%         7.0%
  General and Administrative, as a percentage of
     total revenue..............................       7.5%         6.6%
OTHER DATA(1):
Occupancy.......................................      69.0%        69.7%        69.9%        71.9%
ADR.............................................  $  65.77     $  70.22     $  65.40     $  71.14
REVPAR..........................................  $  45.41     $  48.95     $  45.68     $  51.16
Gross Operating Profit..........................  $ 67,574     $ 94,965     $ 52,321     $ 62,627

---------------
(1) For purposes of showing operating trends, the results of the Frenchman's Reef, which were impacted by hurricane damage, and four hotels disposed of in 1995 and 1996 have been excluded from the Other Data section of the table. Comparable Owned Hotels refers to 46 Owned Hotels that were owned or leased by Prime during all of 1995 and 1996 (excluding the Frenchman's
    Reef).

     Lodging revenues, which include room revenues and other related revenues such as telephone and vending, increased by $52.7 million, or 36.1%, from $146.2 million in 1995 to $198.9 million in 1996. Lodging revenues increased due to incremental revenues of $52.6 million from the 44 new hotels added during 1995 and 1996 and higher revenues for comparable Owned Hotels, which increased by $13.6 million, or 12.3%, in 1996 as compared to 1995. The revenue gains were offset by a decrease of $13.8 million at the Frenchman's Reef attributable to hurricane-related damage.

     Prime operates in three major segments of the industry: all-suites, full-service and limited-service. The following table sets forth the growth in REVPAR at the comparable Owned Hotels for 1996, as compared to 1995, by industry segment:

                                                                   YEAR ENDED
                                                                  DECEMBER 31,
                                                                      1996
                                                                  ------------
                All-suites......................................      11.7%
                Full-service....................................      15.8%
                Limited-service.................................       5.2%
                          Total.................................      12.0%

     The REVPAR growth at comparable Owned Hotels reflects strong results in each of Prime's industry segments. The REVPAR increases reflect the results of several repositionings and continued favorable industry trends in the full-service segment, and growing recognition of the AmeriSuites brand in the fast-growing all-suites segment. The improvements in REVPAR were generated by increases in ADR, which rose by 8.8% and gains in occupancy of 2.9%.

     Food and beverage revenues increased by $3.4 million, or 9.2%, from $38.0 million in 1995 to $41.4 million in 1996. The increase was primarily due to the strong growth at comparable hotels and additional revenues from four new hotels in 1996. The increases were partially offset by lower food and beverage revenues at the Frenchman's Reef, which declined by $5.1 million due to the hurricane damage. Food and beverage revenues for comparable Owned Hotels increased by $2.8 million, or 10.7%, due to increased banquet business.

     Management and other fees consist of base and incentive fees earned under management agreements, fees for additional services rendered to Managed Hotels and sales commissions earned by Prime's national sales group, Market Segments, Inc. ("MSI"). Management and other fees decreased by $1.4 million, or 17.1%, from $8.1 million in 1995 to $6.7 million in 1996, primarily due to the conversions of Managed Hotels into Owned Hotels. Partially offsetting these decreased management fees were increased base and incentive management fees associated with the remaining Managed Hotels and increased revenues generated by MSI.

     Interest on mortgages and notes receivable primarily relate to mortgages secured by certain Managed Hotels. Interest on mortgages and notes receivable decreased by $5.8 million, or 48.8%, from $11.9 million in 1995 to $6.1 million in 1996, primarily due to conversions of notes receivable into operating hotel assets or cash in 1995 and 1996.

     Business interruption insurance revenue of $13.6 million in 1996 is based on the settlement of Prime's claim related to the hurricane damage caused by Hurricane Marilyn in September 1995 at the Frenchman's Reef. Prime is currently preparing a claim under its business interruption insurance with respect to Hurricane Bertha, which caused damage to the hotel in July 1996.

     Direct lodging expenses increased by $13.2 million, or 34.4%, from $38.4 million in 1995 to $51.6 million in 1996, due primarily to the addition of new hotels. Direct lodging expenses, as a percentage of lodging revenue, decreased from 26.3% in 1995 to 25.9% in 1996. This decrease was primarily due to increases in ADR which had minimal corresponding increases in expenses. For comparable Owned Hotels, direct lodging expenses as a percentage of lodging revenues decreased from 27.0% in 1995 to 25.6% in 1996.

     Direct food and beverage expenses increased by $3.7 million, or 12.7%, from $28.4 million in 1995 to $32.1 million in 1996, due to the increased revenues at comparable hotels and the addition of four full-service hotels in 1996. As a percentage of food and beverage revenues, direct food and beverage expenses increased from 74.9% in 1995 to 77.4% in 1996, due to lower margins at the Frenchman's Reef attributable to the hurricane damage. For comparable Owned Hotels, direct food and beverage expenses as a percentage of food and beverage revenue decreased from 74.6% in 1995 to 73.6% in 1996, primarily due to the higher margins associated with the increased banquet business.

     Direct hotel selling and general expenses consist primarily of hotel expenses for Owned Hotels which are not specifically allocated to rooms or food and beverage activities, such as administration, selling and advertising, utilities, repairs and maintenance. Direct hotel selling and general expenses increased by $12.0 million, or 24.2%, from $49.8 million in 1995 to $61.8 million in 1996, due primarily to the addition of new hotels. As a percentage of hotel revenues (defined as lodging and food and beverage revenues), direct hotel selling and general expenses decreased from 27.0% in 1995 to 25.7% in 1996 due primarily to the impact of the increases in ADR. For comparable Owned Hotels, direct selling and general expenses as a percentage of revenues decreased from 25.6% in 1995 to 24.4% in 1996 due primarily to the ADR increases.

     Occupancy and other operating expenses consist primarily of insurance, real estate and other taxes and rent expense. Occupancy and other operating expenses increased by $5.0 million, or 43.1%, from $11.8 million in 1995 to $16.8 million in 1996 due to the addition of new hotels, including several leased hotels. Occupancy and other operating expenses as a percentage of hotel revenues increased from 6.4% in 1995 to 7.0% in 1996 due to rent expense associated with the new leased hotels.

     General and administrative expenses consist primarily of centralized management expenses such as operations management, sales and marketing, finance and hotel support services associated with operating both the Owned Hotels and Managed Hotels and general corporate expenses. General and administrative expenses increased by $2.3 million, or 14.8%, from $15.5 million in 1995 to $17.8 million in 1996, due to increased advertising, personnel and training costs associated with opening the new AmeriSuites hotels. As a percentage of total revenues, general and administrative expenses decreased from 7.5% in 1995 to 6.6% in 1996 due to operating leverage.

     Depreciation and amortization expense increased by $8.4 million, or 55.2%, from $15.2 million in 1995 to $23.6 million in 1996, due to the impact of new hotel properties and refurbishment efforts at several hotels.

     Other expense of $2.2 million for 1995 consisted of a reserve for insurance deductibles related to hurricane damage caused by Hurricane Marilyn at the Frenchman's Reef hotel in St. Thomas, U.S. Virgin Islands.

     Investment income decreased by $251,000, or 5.2%, from $4.9 million in 1995 to $4.6 million in 1996, due to lower weighted average cash balances in 1996.

     Interest expense increased slightly by $214,000, from $22.4 million in 1995 to $22.6 million in 1996, due to increases in the amortization of deferred loan fees offset by capitalized interest related to new AmeriSuites construction. Capitalized interest increased by $4.9 million from $2.6 million in 1995 to $7.5 million in 1996. The decrease in interest expense was partially offset by interest associated with higher average borrowings in 1996.

     Other income consists of items which are not part of Prime's recurring operations. For 1996, other income consisted of gains on the sales of land and hotel properties of $2.5 million and a gain on the settlement of a note receivable of $1.8 million. Other income for 1995 consisted of a gain on the settlement of a note receivable of $822,000 and gains on property sales of $1.4 million.

     Pretax extraordinary gains of approximately $174,000 and $337,000 for 1995 and 1996 relate to the retirement of debt.

RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 1995
COMPARED TO THE YEAR ENDED DECEMBER 31, 1994

     The following table presents the components of operating income, operating expense margins and other data for Prime and Prime's comparable Owned Hotels for the years ended December 31, 1995 and 1994. The results of the four hotels divested during 1994 and 1995 are not material to an understanding of the results of Prime's operations in such periods and, therefore, are not separately discussed.

                                                                               COMPARABLE OWNED
                                                            TOTAL                  HOTELS(1)
                                                    ---------------------     -------------------
                                                      1994         1995        1994        1995
                                                    --------     --------     -------     -------
                                                        (IN THOUSANDS, EXCEPT ADR AND REVPAR)
INCOME STATEMENT DATA:
Revenues:
  Lodging.........................................  $ 88,753     $146,184     $76,604     $83,190
  Food and Beverage...............................    18,090       37,955      13,601      13,299
  Management and Other Fees.......................    10,021        8,115
  Interest on Mortgages and Notes Receivable......    15,867       11,895
  Rental and Other................................     1,572        1,479
                                                    --------     --------
          Total Revenues..........................   134,303      205,628
Direct Hotel Operating Expenses:
  Lodging.........................................    25,490       38,383      20,722      21,908
  Food and Beverage...............................    13,886       28,429      10,634      10,467
  Selling and General.............................    27,244       49,753      23,009      24,338
Occupancy and Other Operating.....................     9,799       11,763
General and Administrative........................    15,089       15,515
Depreciation and Amortization.....................     9,384       15,227
Other Expense.....................................        --        2,200
Operating Income..................................    33,411       44,358
OPERATING EXPENSE MARGINS:
Direct Hotel Operating Expenses:
  Lodging, as a percentage of lodging revenue.....      28.7%        26.3%       27.1%       26.3%
  Food and Beverage, as a percentage of food and
     beverage revenue.............................      76.8%        74.9%       78.2%       78.7%
  Selling and General, as a percentage of lodging
     and food and beverage revenue................      25.5%        27.0%       25.5%       25.2%
Occupancy and Other Operating, as a percentage of
  lodging and food and beverage revenue...........       9.2%         6.4%
General and Administrative, as a percentage of
  total revenue...................................      11.2%         7.5%
OTHER DATA:
Occupancy.........................................      68.0%        69.2%       70.4%       72.3%
ADR...............................................  $  60.36     $  73.28     $ 59.92     $ 63.97
REVPAR............................................  $  41.04     $  50.71     $ 42.21     $ 46.22
Gross Operating Profit............................  $ 40,223     $ 67,605     $35,824     $39,926

---------------
(1) For purposes of this discussion of results of operations, comparable Owned Hotels refers to the 37 Owned Hotels that were owned or leased by Prime during all of 1994 and 1995.

     Lodging revenues, which include room revenues and other related revenues such as telephone and vending, increased by $57.4 million, or 64.7%, from $88.8 million in 1994 to $146.2 million in 1995. The increase was due to $52.1 million of lodging revenues generated by the conversion of Prime's interest in the Frenchman's Reef from a mortgage note receivable to a hotel asset and the 19 new hotels added during 1994 and 1995, with the balance coming from growth in revenues at comparable Owned Hotels. Lodging revenues for comparable Owned Hotels increased by $6.6 million, or 8.6%, in 1995 as compared to 1994.

     Prime operates in three major segments of the industry: all-suites, full-service and limited-service. The following table sets forth the growth in REVPAR at the comparable Owned Hotels for 1995, as compared to 1994, by industry segment:

                                                                   YEAR ENDED
                                                                  DECEMBER 31,
                                                                      1995
                                                                  ------------
                All-suites......................................      11.9%
                Full-service....................................       8.7%
                Limited-service.................................       9.2%
                          Total.................................       9.5%

     The REVPAR growth at comparable Owned Hotels reflects strong results in each of Prime's industry segments. Repositioning efforts at both full-service and limited-service hotels also contributed to the REVPAR increases. The improvements in REVPAR were generated by increases in ADR, which rose by 6.8% and gains in occupancy of 2.7%.

     Food and beverage revenues increased by $19.9 million, or 109.8%, from $18.1 million in 1994 to $38.0 million in 1995. The increase was primarily due to the additional food and beverage operations related to the Frenchman's Reef and six other full-service hotels acquired since January 1, 1994. Food and beverage revenues for comparable Owned Hotels decreased by $302,000 in 1995 compared to 1994. The decrease was primarily due to decreased banquet business and lower beverage revenues at Prime's sports lounges.

     Management and other fees consist of base and incentive fees earned under management agreements, fees for additional services rendered to Managed Hotels and sales commissions earned by Prime's national sales group, MSI. Management and other fees decreased by $1.9 million, or 19.0%, from $10.0 million in 1994 to $8.1 million in 1995. The decrease was primarily due to the loss of management fees on five Managed Hotels acquired by Prime during 1994 and 1995 and six additional hotels which were sold by a third party hotel owner in 1994. Partially offsetting these decreased management fees were increased base and incentive management fees associated with the remaining Managed Hotels and increased revenues generated by MSI.

     Interest on mortgages and notes receivable primarily relate to mortgages secured by certain Managed Hotels. Interest on mortgages and notes receivable decreased by $4.0 million, or 25.0%, from $15.9 million in 1994 to $11.9 million in 1995, primarily due to Prime's conversion of a $50.0 million note receivable secured by the Frenchman's Reef into an operating hotel asset in December 1994. Partially offsetting the decrease was interest income related to the purchase of $17.4 million of first mortgages secured by two hotels for $12.7 million in June 1995.

     Direct lodging expenses increased by $12.9 million, or 50.6%, from $25.5 million in 1994 to $38.4 million in 1995, due primarily to the addition of new hotels. Direct lodging expenses, as a percentage of lodging revenue, decreased from 28.7% in 1994 to 26.3% in 1995. This decrease was primarily due to increases in ADR which had minimal corresponding increases in expenses. For comparable Owned Hotels, direct lodging expenses as a percentage of lodging revenues decreased from 27.1% in 1994 to 26.3% in 1995.

     Direct food and beverage expenses increased by $14.5 million, or 104.7%, from $13.9 million in 1994 to $28.4 million in 1995, primarily due to the addition of seven new full-service hotels. As a percentage of food and beverage revenues, direct food and beverage expenses decreased from 76.8% in 1994 to 74.9% in 1995. The decrease was primarily due to increased revenues in higher margin areas such as banquet departments at the new hotels. For comparable Owned Hotels, direct food and beverage expenses as a percentage of food and beverage revenue increased slightly from 78.2% in 1994 to 78.7% in 1995.

     Direct hotel selling and general expenses consist primarily of hotel expenses for Owned Hotels which are not specifically allocated to rooms or food and beverage activities, such as administration, selling and advertising, utilities, repairs and maintenance. Direct hotel selling and general expenses increased by

$22.6 million, or 82.6%, from $27.2 million in 1994 to $49.8 million in 1995, due primarily to the addition of new hotels. As a percentage of hotel revenues (defined as lodging and food and beverage revenues), direct hotel selling and general expenses increased from 25.5% in 1994 to 27.0% in 1995 due to the addition of new full- service properties which generally require higher levels of unallocated expenses. For comparable Owned Hotels, direct selling and general expenses as a percentage of revenues decreased slightly from 25.5% in 1994 to 25.2% in 1995.

     Occupancy and other operating expenses consist primarily of insurance, real estate and other taxes and rent expense. Occupancy and other operating expenses increased by $2.0 million, or 20.0%, from $9.8 million in 1994 to $11.8 million in 1995 as the additional costs associated with the new hotels were offset by real estate tax refunds of approximately $600,000 during the year. As a percentage of hotel revenues, occupancy and other operating expenses decreased from 9.2% in 1994 to 6.4% in 1995, primarily due to operating leverage.

     General and administrative expenses consist primarily of centralized management expenses such as operations management, sales and marketing, finance and hotel support services associated with operating both the Owned Hotels and Managed Hotels and general corporate expenses. General and administrative expenses increased by $426,000, or 2.8%, from $15.1 million in 1994 to $15.5 million in 1995, due to ordinary inflationary increases which were partially offset by central office payroll reductions. As a percentage of total revenues, general and administrative expenses decreased from 11.2% in 1994 to 7.5% in 1995 due to operating leverage.

     Other expense of $2.2 million for the year ended December 31, 1995 consists of a reserve for insurance deductibles related to damage caused by Hurricane Marilyn at the Frenchman's Reef.

     Depreciation and amortization expense increased by $5.8 million, or 62.3%, from $9.4 million in 1994 to $15.2 million in 1995, due to the impact of new hotel properties acquired in the past year and refurbishment efforts at several hotels.

     Interest expense increased by $8.3 million, or 59.2%, from $14.0 million in 1994 to $22.4 million in 1995, primarily due to new mortgage borrowings of $39.0 million incurred in February 1995 and $86.3 million of 7% Convertible Subordinated Notes due 2002 (the "Convertible Notes") issued in April 1995.

     Investment income increased by $2.9 million from $2.0 million in 1994 to $4.9 million in 1995 primarily due to higher average cash balances generated by the new borrowings.

     Other income consists of items which are not part of Prime's recurring operations. For the year ended December 31, 1995, other income consisted of a gain on the settlement of a note receivable of $822,000 and gains on the sale of land parcels of $1.4 million. Other income for the year ended December 31, 1994 consisted primarily of a gain on the settlement of the Rose and Cohen note receivable of $6.4 million, gains on property sales of $1.1 million and rebates of prior years' insurance premiums of $1.6 million.

     Pretax extraordinary gains of approximately $174,000 for the year ended December 31, 1995 relate to the retirement of secured notes with a face value of $22.2 million. Pretax extraordinary gains of approximately $292,000 for the year ended December 31, 1994 relate to the retirement of debt with a face value of $8.3 million.

LIQUIDITY AND CAPITAL RESOURCES

     Prime's external growth focuses on the accelerated expansion of its proprietary brands through new construction. As of October 1, 1997, Prime had 55 AmeriSuites in operation and plans to have 69 AmeriSuites hotels open by the end of 1997 and 100 AmeriSuites open by the end of 1998.

     Prime also intends to expand the Homegate brand following its proposed Merger with Homegate. As of October 1, 1997, there were 10 Homegate hotels in operation with plans to expand to approximately 20 Homegate hotels by the end of 1997 and approximately 50 Homegate hotels by the end of 1998. There can be no assurance that the Merger will be consummated as proposed or that the Homegate operations can be effectively integrated or expanded.

     Prime believes that it has access to sufficient resources to implement its planned expansion of the AmeriSuites and Homegate brands, including capital from the following sources: (i) net proceeds of $92.4, after expenses and debt repayments, related to the issuance of $200.0 million of 9 3/4% Senior Subordinated Notes due 2007 (the "Senior Subordinated Notes") in March 1997;
(ii) borrowing availability under Prime's $100 million Revolving Credit Facility; (iii) internally generated free cash flow and (iv) proceeds from anticipated sale/leaseback transactions with respect to certain of its properties. Prime may also from time to time seek additional debt or equity financing.

     At June 30, 1997, Prime had cash, cash equivalents and current marketable securities of $79.0 million. In addition, at June 30, 1997, Prime had $100.0 million available under the Revolving Credit Facility.

     Prime's major sources of cash for the six months ended June 30, 1997 were net proceeds, after expenses, of approximately $193.5 million from the issuance of the Senior Subordinated Notes in March 1997, gross borrowings under the Revolving Credit Facility of $67.5 million, cash flow from operations of $31.0 million, and proceeds from sales of hotels of $25.6 million. Prime's major uses of cash during the period were capital expenditures of $153.3 million relating primarily to acquisitions and development and debt repayments of $108.8 million, including repayments of $80.0 million under the Revolving Credit Facility.

     Cash flow from operations was positively impacted by the utilization of net operating loss carryforwards ("NOLs") and other tax basis differences of $1.8 million in 1997 and $4.1 million in 1996, respectively. At June 30, 1997, Prime had federal NOLs relating primarily to its predecessor, Prime Motor Inns, Inc., of approximately $90.0 million which are subject to annual utilization limitations and expire beginning in 2005 and continuing through 2007.

     Sources of Capital. On September 22, 1997, Prime entered into a strategic alliance with Equity Inns, Inc. ("Equity Inns"), a real estate investment trust, for purposes of financing its brand development through the sale/leaseback of AmeriSuites hotels. Under the agreement, Equity Inns has certain rights to acquire AmeriSuites hotels developed by Prime over the next three years. As part of the alliance, Prime has entered into an initial agreement with Equity Inns for the sale of 10 AmeriSuites hotels for aggregate consideration of $86.3 million, consisting of $77.7 million in cash and $8.6 million in Equity Inns limited partnership operating units. Prime has also agreed to lease the hotels from Equity Inns for a term of 10 years, with certain renewal options.

     In order to finance the development of its proprietary brands, Prime has retained an investment bank as its advisor for the purpose of evaluating and entering into a sale/leaseback of nine of its full-service hotels. For the twelve months ended June 30, 1997, these nine hotels generated revenues and EBITDA of $54.6 million and $19.6 million, respectively. Prime intends to maintain a beneficial interest in the hotels as manager/lessee pursuant to the new lease structure. Prime is seeking to consummate the transaction by the end of 1997. Prime expects to pursue a second sale/leaseback transaction in 1998 involving certain of its remaining full-service hotels. There can be no assurance that these sale/leaseback transactions will be completed.

     In January 1996, Prime issued the Senior Subordinated Notes in reliance upon Rule 144A under the Securities Act. Interest on the Senior Subordinated Notes is payable semi-annually on April 1 and October 1 at the rate of 9 3/4% per year. The Notes are general unsecured obligations and contain certain covenants including limitations on the incurrence of debt, liens, dividend payments, certain investments, transactions with affiliates, asset sales and mergers and consolidations. The Notes are redeemable, in whole or in part, at the option of Prime on or after January 15, 2001 at premiums to principal which decline on each anniversary date thereafter. Prime utilized a portion of the proceeds to pay down approximately $101.1 million of indebtedness, with the remainder of the proceeds used to finance the development of AmeriSuites hotels. Until used, the net proceeds will be invested in short-term investment grade marketable securities or money market funds. The indebtedness repaid with the proceeds from the Senior Subordinated Notes included $75.6 million of borrowings outstanding under the Revolving Credit Facility, $10.8 million of 10% Senior Secured Notes and $13.9 million of debt secured by the Frenchmen's Reef. Prime has signed a commitment letter with a commercial bank to provide up to $40.0 million of new financing in connection with the refurbishment plans at the Frenchman's Reef.

     Prime established a Revolving Credit Facility in 1996 with a group of financial institutions providing for availability of funds up to the lesser of $100.0 million or a borrowing base determined under the agreement.

The Revolving Credit Facility is secured by certain of Prime's hotels with recourse to Prime. Additional hotels may be added or substituted subject to the approval of the lenders. The Revolving Credit Facility bears interest at LIBOR plus 2.25% and is available through June 2001. The Revolving Credit Facility contains covenants requiring Prime to maintain certain financial ratios and also contains covenants which limit the incurrence and payment of debt, liens, dividend payments, stock repurchases, certain investments, transactions with affiliates, asset sales, mergers and consolidations and any change of control of Prime. The aggregate amount of the Revolving Credit Facility will be reduced to $87.0 million on June 28, 1999 and $75.0 million on June 28, 2000. During the three months ended March 31, 1997, Prime borrowed $67.5 million under the Revolving Credit Facility. The proceeds were used primarily for the development of AmeriSuites hotels. In March 1997, Prime repaid the total outstanding borrowings of $80.0 million under the Revolving Credit Facility primarily with the proceeds from the issuance of the Senior Subordinated Notes. Prime currently has $100.0 million available under the Revolving Credit Facility.

     In October 1996, Prime entered into a six-month interest rate contract with a major financial institution to hedge its interest rate exposure on the anticipated financing of its development program in 1997. Under the agreement, Prime effectively fixed interest rates for approximately seven years at a Treasury yield of 6.4% on a $98.4 million notional principal amount. In April 1997, Prime terminated the agreement for a gain of $500,000 which will be amortized as a reduction of interest expense over a seven year period.

     Capital Investments. Prime's capital spending in 1997 is focused primarily on the development of its AmeriSuites hotel chain. For the six months ended June 30, 1997, Prime spent $122.0 million on new construction funded primarily by existing cash balances, internally generated cash flow, proceeds from borrowings under the Revolving Credit Facility and the issuance of the Senior Subordinated Notes.

     Prime intends to rapidly expand its AmeriSuites chain through new construction. Prime has opened 18 new AmeriSuites hotels since January 1, 1997 bringing the total to 55 hotels as of October 1, 1997. Prime plans to have 69 AmeriSuites open by the end of 1997 and 100 AmeriSuites open by the end of 1998. As of October 1, 1997, Prime had 44 AmeriSuites hotels under development, including 22 under construction. Prime expects to spend a total of approximately $300 million on development of new AmeriSuites hotels in each of 1997 and 1998.

     Following the consummation of the Merger, Prime also intends to aggressively develop the Homegate brand through new construction. Prime plans to have approximately 20 Homegate hotels open by the end of 1997 and approximately 50 Homegate hotels open by the end of 1998. There are currently 10 Homegate hotels in operation with 37 Homegate hotels under development, including 27 hotels under construction. In order to facilitate uninterrupted development of the Homegate hotels, Prime has agreed to provide up to $65.0 million of Interim Loans to Homegate pending completion of the merger. All Interim Loans will mature on the earliest of (a) April 1, 1998, (b) the date Homegate enters into any agreement with a third party (other than the Merger Agreement) involving the merger or sale of substantially all the assets of Homegate and (c) four months after the termination of the Merger Agreement. The Interim Loans bear interest at a rate per annum equal to the one month London Interbank Offered Rate plus 3.50% (increasing to 5.00% upon the earlier of November 30, 1997 and the date of any termination of the Merger Agreement). As of October 27, 1997, an aggregate of $32.6 million in Interim Loans was outstanding. Prime expects to spend approximately $200 million in 1998 on development of new Homegate hotels.

     In March 1997, Prime completed a $9.0 million renovation of the 14 Wellesley Inns acquired in 1996. Prime believes that the renovations position the Wellesley Inns chain for strong growth in 1997, with a high degree of consistency and product quality.

     In February 1997, Prime acquired a Holiday Inn in Monroe Township, NJ for $11.2 million in cash. Prime intends to spend an additional $3.5 million relating to the refurbishing of the hotel. Prime may from time to time acquire full-service hotels having operating synergies with other Prime hotels, although no such acquisitions are currently pending.

     In September 1995, the Frenchman's Reef in St. Thomas U.S. Virgin Islands suffered damage when Hurricane Marilyn struck the island. Prime and its insurance carrier settled Prime's property and business interruption insurance claim with respect to Hurricane Marilyn for $25.0 million. In July 1996, Prime received the final installment under its settlement, bringing the net proceeds to $22.8 million, net of deductibles, for which Prime provided a reserve of $2.2 million in 1995. In addition, in July 1996, Hurricane Bertha struck the island and caused further damage to the hotel. Prime is currently reviewing its claim for property damage and business interruption insurance with its insurance carrier with regard to Hurricane Bertha.

     Prime is currently underway with plans to refurbish the Frenchman's Reef. Redevelopment plans provide for significant hurricane-related renovations and certain enhancements. Prime estimates that the cost of refurbishment will be approximately $35.0 million. Due to the extent of the renovations, Prime closed the hotel on April 1, 1997 and plans to reopen the hotel in December 1997, although there can be no assurance that the Frenchman's Reef will reopen at such time or that the cost of refurbishment will not exceed Prime's estimate. Prime does not believe the closing of the Frenchman's Reef will have a material impact on its cash flow due to the seasonality of the hotel's operations and its business interruption insurance coverage.

     For the six months ended June 30, 1997, Prime spent approximately $19.6 million on capital improvements at its Owned Hotels, of which approximately $12.6 million related to refurbishments and repositionings of hotels.

     In order to facilitate future tax-free exchanges of hotel properties, Prime from time to time enters into arrangements with an unaffiliated third party under Section 1031 of the Internal Revenue Code of 1986, as amended. As of June 30, 1997, Prime had advanced approximately $48.8 million to such third party which advances are classified as property, equipment and leasehold improvements.

     Asset Realizations. As part of Prime's brand development strategy, Prime has sold the majority of its limited-service hotels operated under franchise agreements. Through June 30, 1997, Prime received $25.6 million in cash on sales of seven hotel properties resulting in gains of $1.9 million.

                      SELECTED CONSOLIDATED FINANCIAL DATA
                          OF PRIME AND ITS PREDECESSOR

     Prime is the successor in interest to Prime's predecessor, Prime Motor Inns, Inc. ("PMI"), which emerged from chapter 11 reorganization on July 31, 1992 (the "Reorganization Date"). PMI had filed for protection under chapter 11 of the United States Bankruptcy Code in September 1990. Prime implemented "fresh start" reporting pursuant to the Statement of Position 90-7, "Financial Reporting by Entities in Reorganization under the Bankruptcy Code" of the American Institute of Certified Public Accountants, as of the Reorganization Date. Accordingly, the consolidated financial statements of Prime are not comparable in all material respects to any such financial statement as of any date or for any period prior to the Reorganization Date. Subsequent to the Reorganization Date, Prime changed its fiscal year end from June 30 to December
31. The table below presents selected consolidated financial data derived from:
(i) Prime's historical financial statements for the years ended December 31, 1993, 1994, 1995 and 1996, and the six months ended June 30, 1996 and 1997 (ii) Prime's historical financial statements as of and for the five-month period ended December 31, 1992, (iii) Prime's "fresh start" balance sheet as of the Reorganization Date and (iv) the historical consolidated financial statements of PMI for the one month ended July 31, 1992 and for the year ended June 30, 1992. This data should be read in conjunction with the Consolidated Financial Statements, related notes and other financial information included and incorporated by reference in this Proxy Statement-Prospectus.

                                                                              POST-REORGANIZATION
                        PRE-REORGANIZATION     ----------------------------------------------------------------------------------
                       ---------------------              AS OF AND
                       AS OF AND    FOR THE                FOR THE                                             AS OF AND FOR THE
                        FOR THE    ONE MONTH             FIVE MONTHS   AS OF AND FOR THE YEAR ENDED DECEMBER    SIX MONTHS ENDED
                       YEAR ENDED    ENDED      AS OF       ENDED                       31,                         JUNE 30,
                        JUNE 30,   JULY 31,    JULY 31,    DEC. 31,    --------------------------------------  ------------------
                        1992(1)     1992(1)    1992(1)       1992        1993      1994      1995      1996      1996      1997
                       ----------  ---------   --------  ------------  --------  --------  --------  --------  --------  --------
                                                                     (IN THOUSANDS)
Statement of
  operations data:
  Total revenues...... $ 134,190   $   8,793         --    $ 41,334    $108,860  $134,303  $205,628  $268,868  $128,506  $159,487
  Valuation writedowns
    and reserves......   (62,123)    (13,000)        --          --          --        --        --        --        --        --
Reorganization
  items...............   (23,194)      1,796         --          --          --        --        --        --        --        --
Other income..........        --          --         --          --       3,809     9,089     2,239     4,306     3,432     1,858
Income (loss) from
  continuing
  operations before
  extraordinary
  items(2)............   (71,965)    (10,274)        --       1,393       8,175    18,258    17,465    30,914    24,925    36,025
Extraordinary
  items-gains on
  discharge of
  indebtedness (net of
  income taxes).......        --     249,600         --          --       3,989       172       104       202       176        75
Net income (loss).....   (71,965)    239,326         --       1,393      12,164    18,430    17,569    31,116    15,131    21,690
Balance sheet data:
Total assets.......... $ 554,118          --   $468,650    $403,314    $410,685  $434,932  $573,241  $786,098  $683,185  $972,400
Long-term debt, net of
  current portion.....     8,921          --    204,438     192,913     168,618   178,545   276,920   298,875   363,132   457,912
    Stockholders'
      equity
      (deficiency)....  (229,292)         --    135,600     137,782     171,364   204,065   232,916   419,895   252,629   444,153

---------------
(1) PMI filed for chapter 11 bankruptcy protection on September 18, 1990, at which time it owned or managed 141 hotels. During its approximately two-year reorganization, PMI restructured its assets, operations and capital structure. On the Reorganization Date, Prime emerged from chapter 11 reorganization with 75 Owned Hotels or Managed Hotels, $135.6 million of stockholders' equity and $266.4 million of total debt.

(2) Approximately $2.3 million and $28.0 million of contractual interest expense during the one month ended July 31, 1992 and for the fiscal year ended June 30, 1992, respectively, was not accrued and was not paid due to the chapter 11 proceeding.

                               BUSINESS OF PRIME

PRIME

     Prime is a national hotel company, with a portfolio of 117 hotels containing 16,631 rooms located in 28 states and the U.S. Virgin Islands (the "Portfolio"). Prime controls two high-quality hotel brands -- AmeriSuites(R) and Wellesley Inns(R) -- as well as a portfolio of upscale full-service hotels. One of the country's largest hotel owner/operators, Prime has positioned itself to benefit significantly from favorable lodging industry fundamentals that have prevailed in recent years. From 1994 to 1996, Prime's EBITDA has grown at a compound annual rate of 44.0%, from $42.8 million in 1994 to $88.8 million in 1996, while recurring net income has grown at a compound annual rate of 48.7%, from $12.8 million to $28.3 million over the same period. The positive trends continued in the first half of 1997. For the six months ended June 30, 1997, EBITDA increased by 39.2% to $59.4 million and recurring net income increased by 76.2% to $20.5 million over the same period in 1996.

     Prime's strategy is to capitalize on two lodging industry trends perceived by management: (i) favorable industry fundamentals, which are producing strong earnings growth due to the operating leverage inherent in hotel ownership and
(ii) growing consumer preferences for newer all-suite accommodations with strong brand identities. Reflecting this strategy, Prime owns and operates 105 of the 117 hotels in the Portfolio and holds financial or equity interests in 7 of the remaining 12 hotels managed by Prime for third parties. Furthermore, more than 85% of Prime's capital spending in 1995 and 1996 was dedicated to the growth of Prime's proprietary AmeriSuites and Wellesley Inns brands. Through its focus on hotel equity ownership, Prime is benefiting from the operating leverage inherent in the lodging industry. Through its development of proprietary brands, Prime is positioning itself to generate additional revenue not dependent on investment in real estate.

     Prime's Portfolio is modern and well-maintained, with an average hotel age of approximately nine years. Over the past three years, Prime has achieved rapid growth in the Portfolio, from 5,092 owned rooms at January 1, 1994 to 14,093 owned rooms at October 1, 1997. At the same time, Prime has focused on brand development, with the number of Owned Hotels operated under Prime's proprietary AmeriSuites and Wellesley Inns brands increasing from 19 of the 41 Owned Hotels at January 1, 1994 to 83 of the 105 Owned Hotels at October 1, 1997.

     Prime's hotels serve three major lodging industry segments: the all-suites segment, under Prime's proprietary AmeriSuites brand; the upscale full-service segment, under major national franchises; and the limited-service segment, primarily under Prime's proprietary Wellesley Inns brand.

     All-Suites: Prime owns and operates 55 all-suite hotels under the AmeriSuites brand name, and currently has another 44 AmeriSuites under development, including 22 under construction. AmeriSuites are upper mid-price, all-suite hotels containing approximately 128 suites and located primarily near suburban commercial centers, corporate office parks and other travel destinations, with close proximity to dining, shopping and entertainment amenities. Since January 1, 1995, AmeriSuites has been one of the fastest growing domestic hotel chains, expanding from 13 hotels to 55 hotels at October 1, 1997, an increase of 323%. In 1996, AmeriSuites contributed approximately $26.0 million, or 28.6%, of Prime's Hotel EBITDA. For the six months ended June 30, 1997, AmeriSuites contributed approximately $23.0 million, or 37.2%, of Prime's Hotel EBITDA, a percentage which Prime believes will continue to increase significantly during the second half of 1997 and in 1998.

     Full-Service: Prime operates 29 upscale full-service hotels with food service and banquet facilities under franchise agreements with national hotel brands such as Marriott, Radisson, Sheraton, Crowne Plaza, Holiday Inn and Ramada. In 1996, Prime's full-service hotels contributed approximately $44.5 million, or 48.9%, of Prime's Hotel EBITDA. For the six months ended June 30, 1997, Prime's full-service hotels contributed approximately $26.8 million, or 43.3%, of Prime's Hotel EBITDA.

     Limited-Service: Prime operates 33 limited-service hotels, 28 of which are Wellesley Inns. Prime owns all of the Wellesley Inns, which compete primarily in the mid-price segment with hotels such as Hampton Inns and La Quinta Inns. The remaining five limited-service hotels, four of which are managed for third parties, are operated under franchise agreements with well-known national chains. In 1996, Prime's limited-service hotels contributed approximately $20.5 million, or 22.5%, of Prime's Hotel EBITDA. For the six months ended June 30, 1997, Prime's limited-service hotels contributed approximately $12.1 million, or 19.5%, of Prime's Hotel EBITDA.

OPERATING PERFORMANCE AND INTERNAL GROWTH

     Prime seeks to achieve internal growth through the use of sophisticated operating, marketing and financial systems at its hotels. Prime has demonstrated its ability to operate its hotels effectively in each of its three segments, achieving REVPAR increases in 1996 at its comparable AmeriSuites, full-service and limited-service hotels of 11.7%, 15.8% and 5.2%, respectively, versus 1995 results. These trends continued in 1997, as Prime achieved REVPAR increases in the second quarter of 1997 at its comparable AmeriSuites, full-service and limited-service hotels of 10.7%, 15.3% and 7.5%, respectively, versus 1996 results. Management believes that: (i) the AmeriSuites chain is positioned to benefit from increased critical mass and name recognition resulting from the chain's rapid growth, expanded marketing initiatives and product improvements;
(ii) the upscale full-service segment, located principally in the Northeast, is positioned to benefit from strong regional and segment fundamentals, including significant barriers to entry; and (iii) Prime's Wellesley Inns are positioned to benefit from a $9.0 million renovation and reimaging program completed in March 1997.

     Prime's emphasis on efficient operations has increased operating margins, thus translating its top-line REVPAR growth into increased earnings for each of its three industry segments. In 1996, gross operating profit increased by 17.0%, 25.9% and 10.4%, respectively, for comparable AmeriSuites, full-service and limited-service hotels, versus 1995 results. These trends continued in 1997, as gross operating profit in the second quarter of 1997 increased by 13.5%, 26.2% and 12.7%, respectively, for comparable AmeriSuites, full-service and limited-service hotels. Prime expects to further improve its operating performance through the implementation of a new proprietary yield management system, an enhanced central reservations system serving the AmeriSuites and Wellesley Inns chains, digital telecommunications conversions, improved telephone call accounting systems and significant increases in employee training programs.

AMERISUITES EXPANSION

     Prime's external growth focuses on the accelerated expansion of its AmeriSuites brand through the construction of new AmeriSuites hotels. Prime believes that AmeriSuites, which offers an excellent guest experience and desirable suite accommodations at mid-scale prices, is well-positioned to become a preeminent brand in the rapidly growing all-suites segment. Prime plans to have 69 AmeriSuites open by the end of 1997 and 100 AmeriSuites open by the end of 1998. At present, 53 AmeriSuites are open, with an additional 44 hotels under development, including 22 under construction. At these levels, Prime believes that it is approaching the critical mass necessary to begin development of franchising programs, which would further leverage the value of its proprietary brands. Prime's AmeriSuites franchise initiatives will initially include forming strategic alliances with regional and national developers and REITs and developing franchise marketing, training and quality assurance programs.

     AmeriSuites are positioned in the upper mid-price segment of the lodging industry, competing predominantly with other mid-price and upscale brands such as Courtyard by Marriott and Holiday Inn. Prime markets AmeriSuites as "America's All-Suite Hotel," emphasizing superior price/value relative to traditional mid-price hotels by focusing on the chain's spacious suites, upscale facilities and attractive amenity package. Prime is committed to the expansion of the AmeriSuites brand due to its attractive investment returns, rapid stabilization, broad customer appeal and positioning in the fast growing all-suites segment.

     Prime believes that it will have access to sufficient resources to implement its planned expansion of the AmeriSuites brand, including capital from the following sources: (i) borrowings under Prime's $100 million Revolving Credit Facility; (ii) internally generated free cash flow from hotel operations; and (iii) proceeds from anticipated sale/leaseback transactions with respect to certain of its properties. Prime may also from time to time seek additional debt or equity financing.

INDUSTRY OVERVIEW

     The lodging industry as a whole has experienced five consecutive years in which the growth in room demand has exceeded the growth in supply. In 1996, industry-wide percentage growth in demand for hotel rooms exceeded industry-wide percentage growth in supply of hotel rooms by 34.8% (3.1% versus 2.3%). The excess of demand growth over supply growth in the past several years has led to industry-wide increases in occupancy percentages and ADR, with occupancy rising to 65.7% in 1996 from 65.1% in 1995, and ADR increasing 6.7% in 1996 over 1995 levels. For the six months ended June 30, 1997, room supply exceeded demand (3.0% vs. 2.3%). However, due to the relatively high levels of occupancy (64.1% for the six month period), the industry as a whole has been able to increase ADR by 6.6%, resulting in a 5.8% REVPAR increase. Historical industry performance, however, may not be indicative of future results.

     The following table was compiled from industry operating data as reported by Smith Travel Research and highlights industry data for the United States and the regions in which most of Prime's hotels are located: the Middle Atlantic region, which is comprised of New Jersey, New York and Pennsylvania; and the South Atlantic region, which is comprised of Florida, Georgia, South Carolina, North Carolina, Virginia, West Virginia, Maryland and Delaware. The table also includes operating data concerning the two price levels (of the five price levels classified by Smith Travel Research) in which Prime competes: upscale and mid-price. REVPAR data was calculated by Prime based on occupancy and ADR data supplied by Smith Travel Research.

                                                                           % CHANGE IN:
                                 ------------------------------------------------------------------------------------------------
                                          ROOM SUPPLY                      ROOM DEMAND                         REVPAR
                                 ------------------------------   ------------------------------   ------------------------------
                                                     SIX MONTHS                       SIX MONTHS                       SIX MONTHS
                                                       ENDED                            ENDED                            ENDED
                                                      JUNE 30,                         JUNE 30,                         JUNE 30,
                                                      1997 V.                          1997 V.                          1997 V.
                                                     SIX MONTHS                       SIX MONTHS                       SIX MONTHS
                                                       ENDED                            ENDED                            ENDED
                                 1995 V.   1996 V.    JUNE 30,    1995 V.   1996 V.    JUNE 30,    1995 V.   1996 V.    JUNE 30,
                                  1994      1995        1996       1994      1995        1996       1994      1995        1996
                                 -------   -------   ----------   -------   -------   ----------   -------   -------   ----------
United States..................    1.6%      2.3%        3.0%       3.0%      3.1%        2.3%       6.1%       7.8%       5.8%
BY REGION:
  Middle Atlantic..............    1.1       1.0         1.1        1.2       3.3         2.7        5.8       10.1       10.8
  South Atlantic...............    1.3       2.0         3.1        3.6       3.3         2.1        6.9        7.9        5.8
BY SERVICE (PRICE LEVEL):
  Upscale......................    1.9       3.4         4.4        2.6       3.4         4.4        4.7        5.4        5.2
  Mid-Price....................    2.4       3.3         4.0        3.8       3.3         3.2        5.9        6.7        5.8

PRIME'S LODGING OPERATIONS

     The following table sets forth information with respect to the Owned Hotels and Managed Hotels as of October 1, 1997:

                                                          MANAGED WITH
                                                           FINANCIAL
                                          OWNED(1)        INTEREST(2)     OTHER MANAGED         TOTAL
                                       ---------------   --------------   --------------   ---------------
                                       HOTELS   ROOMS    HOTELS   ROOMS   HOTELS   ROOMS   HOTELS   ROOMS
                                       ------   ------   ------   -----   ------   -----   ------   ------
All-Suites:
  AmeriSuites........................     55     6,928      0        0       0        0       55     6,928
Full-Service:
  Marriott...........................      1       517      0        0       1      525        2     1,042
  Radisson...........................      3       627      0        0       0        0        3       627
  Sheraton...........................      3       589      0        0       0        0        3       589
  Crowne Plaza.......................      3       717      0        0       0        0        3       717
  Holiday Inn........................      2       390      2      552       0        0        4       942
  Ramada.............................      8     1,256      3      671       1      125       12     2,052
  Howard Johnson.....................      0         0      1      116       0        0        1       116
  Independent........................      1       149      0        0       0        0        1       149
                                         ---    ------            -----            -----     ---    ------
                                                            -                -
          Total Full-Service.........     21     4,245            1,339             650       29     6,234
                                                            6                2
Limited-Service:
  Wellesley Inn......................     28     2,812      0        0       0        0       28     2,812
  Howard Johnson.....................      1       108      1      149       3      400        5       657
                                         ---    ------            -----            -----     ---    ------
                                                            -                -
     Total Limited Service...........     29     2,920             149              400       33     3,469
                                                            1                3
                                         ---    ------            -----            -----     ---    ------
                                                            -                -
          Total......................    105    14,093            1,488            1,050     117    16,631
                                                            7                5
                                         ===    ======            =====            =====     ===    ======
                                                            =                =

---------------
(1) Of the 105 Owned Hotels, 12 are operated under lease agreements. The leases covering Prime's leased hotels provide for fixed lease rents and, in most instances, additional percentage rents based on a percentage of room revenues. The leases also generally require Prime to pay the cost of repairs, insurance and real estate taxes. In addition, some of Prime's Owned Hotels are located on land subject to long-term leases, generally for terms in excess of the depreciable lives of the improvements.

(2) Seven Managed Hotels in which Prime holds a mortgage or profit participation on the property.

     The following table sets forth the location of Prime's hotels as of October 1, 1997:

                                                          MANAGED WITH
                                                           FINANCIAL
                                            OWNED           INTEREST      OTHER MANAGED         TOTAL
                                       ---------------   --------------   --------------   ---------------
                                       HOTELS   ROOMS    HOTELS   ROOMS   HOTELS   ROOMS   HOTELS   ROOMS
                                       ------   ------   ------   -----   ------   -----   ------   ------
Alabama..............................      2       256     --       --      --       --        2       256
Arizona..............................      1       118     --       --      --       --        1       118
Arkansas.............................      1       130     --       --      --       --        1       130
California...........................     --        --     --       --       1       96        1        96
Connecticut..........................      4       589     --       --      --       --        4       589
Florida..............................     21     2,228     --       --       1      115       22     2,343
Georgia..............................      7       927     --       --       1      189        8     1,116
Illinois.............................      4       497     --       --      --       --        4       497
Indiana..............................      1       126     --       --      --       --        1       126
Kansas...............................      2       254     --       --      --       --        2       254
Kentucky.............................      1       123     --       --      --       --        1       123
Louisiana............................      1       128     --       --      --       --        1       128
Maryland.............................      1       128     --       --       1      525        2       653
Michigan.............................      1       128     --       --      --       --        1       128
Minnesota............................      2       256     --       --      --       --        2       256
Nevada...............................      2       350     --       --      --       --        2       350
New Jersey...........................     15     2,505      7     1,488      1      125       23     4,118
New Mexico...........................      1       128     --       --      --       --        1       128
New York.............................      8       938     --       --      --       --        8       938
North Carolina.......................      2       254     --       --      --       --        2       254
Ohio.................................      4       508     --       --      --       --        4       508
Oklahoma.............................      2       256     --       --      --       --        2       256
Oregon...............................      1       161     --       --      --       --        1       161
Pennsylvania.........................      2       376     --       --      --       --        2       376
South Carolina.......................      2       239     --       --      --       --        2       239
Tennessee............................      5       635     --       --      --       --        5       635
Texas................................      6       768     --       --      --       --        6       768
U.S. Virgin Islands..................      1       517     --       --      --       --        1       517
Virginia.............................      5       570     --       --      --       --        5       570
                                         ---    ------            -----            -----     ---    ------
                                                           --               --
          Total......................    105    14,093            1,488            1,050     117    16,631
                                                            7                5
                                         ===    ======            =====            =====     ===    ======
                                                           ==               ==

     The following table sets forth for the five years ended December 31, 1996 and the six months ended June 30, 1996 and 1997 operating data for the hotels in Prime's portfolio as of June 30, 1997. Operating data for the Owned Hotels built or acquired during the period are presented from the dates such hotels commenced operations or became Owned Hotels. For purposes of showing operating trends, the results of the Frenchman's Reef, which were impacted by hurricane damage, have been excluded from the table. For purposes of showing operating trends, the results of 24 Owned Hotels that were managed by Prime prior to their acquisition by Prime are presented as if they had been Owned Hotels from the dates Prime began managing the hotels.

                                 MANAGED WITH
                                  FINANCIAL
               OWNED               INTEREST          OTHER MANAGED             TOTAL
         -----------------     ----------------     ----------------     -----------------
         HOTELS     ROOMS      HOTELS     ROOMS     HOTELS     ROOMS     HOTELS     ROOMS
         ------     ------     ------     -----     ------     -----     ------     ------
1992.....   49       6,433        8       1,627        2        650         59       8,710
1993.....   52       6,782        8       1,627        3        765         63       9,174
1994.....   59       7,848        8       1,627        5       1,050        72      10,525
1995.....   67       8,822        8       1,627        5       1,050        80      11,499
1996.....   81      10,551        8       1,627        5       1,050        94      13,228
1996*....   73       9,527        8       1,627        5       1,050        86      12,204
1997*....   95      12,429        8       1,627        5       1,050       108      15,106

           OCCUPANCY      ADR       REVPAR     OCCUPANCY      ADR       REVPAR     OCCUPANCY      ADR       REVPAR     OCCUPANCY
           ---------     ------     ------     ---------     ------     ------     ---------     ------     ------     ---------
1992......    69.6%      $55.68     $38.73        71.7%      $58.20     $41.73        64.9%      $87.81     $56.96        69.6%
1993......    72.1        57.63     41.56         74.1        61.50     45.57         64.9        86.91     56.41         71.9
1994......    70.8        61.55     43.59         74.6        67.46     50.32         68.2        73.66     50.27         71.2
1995......    69.3        65.71     45.51         74.2        70.64     52.39         70.5        77.58     54.71         70.1
1996......    69.6        71.85     49.97         76.9        75.44     57.56         76.9        83.06     63.83         71.8
1996*.....    69.4        71.03     49.32         78.1        72.90     54.81         69.4        79.25     61.89         71.0
1997*.....    69.2        77.00     53.25         74.1        80.33     59.51         69.2        89.34     66.18         70.1

             ADR       REVPAR
            ------     ------
1992......  $58.42     $40.66
1993......   60.32     43.39
1994......   63.83     45.43
1995......   67.64     47.43
1996......   73.40     52.17
1996*.....   72.10     51.18
1997*.....   78.35     54.90

---------------
* Through June 30.

  All-Suite Hotels

     Prime currently owns 55 AmeriSuites hotels and has 44 AmeriSuites hotels under development, including 22 under construction. Prime plans to have 69 AmeriSuites open by the end of 1997 and 100 AmeriSuites open by the end of 1998. AmeriSuites are all-suites, upper mid-price hotels which offer guests an attractively designed suite with a complimentary continental breakfast in a spacious lobby cafe, remote-control cable television, fully-equipped business centers, fitness centers and pool facilities. The hotels provide group meeting space, but do not include restaurant or lounge facilities. AmeriSuites attract customers principally because of the quality of the guest suites, which offer distinct living, sleeping and kitchen areas and the consistency of product quality. AmeriSuites hotels also offer business suites marketed under the name "TCB (Taking Care of Business) Suites." TCB Suites were developed specifically for the business traveler and feature a well-equipped in-suite office including an oversized desk with executive chair, dual phone lines, easy chair and ottoman, in addition to voice mail, data ports and other amenities. Each AmeriSuites contains approximately 128 suites, including 24 TCB Suites, and two to four meeting rooms. AmeriSuites are primarily located near suburban commercial centers, corporate office parks and other travel destinations, with close proximity to dining, shopping and entertainment amenities. The target customer is primarily the business traveler, with an average length of stay of two to three nights, and leisure or weekend travelers. AmeriSuites are marketed primarily through direct sales, national marketing programs and a central reservation system.

     On January 31, 1997, Prime converted its central reservation system for its AmeriSuites and Wellesley Inns brands to a new system developed and operated by Anasazi Travel Resources, Inc. The new reservation system will broaden access to travel agents through additional global distribution systems and immediately increased the number of agent terminals by 23%. Through a real-time interface connecting the hotels with the central reservation system and global distribution systems, Prime will be able to swiftly implement marketing and yield management strategies. Additionally, the system will provide Prime with detailed guest history data for new marketing initiatives such as frequent traveler programs. The system also has the capability to provide automatic linkage with other reservation systems which may facilitate new marketing alliances with strategic partners. Through June 30, 1997, the REVPAR contribution from the central reservations system for the AmeriSuites hotels has increased by 46.1% over prior year levels.

     Prime believes it has outlined a comprehensive strategy for the rapid development of the AmeriSuites brand while maintaining control of the development process.

     Detailed Site Selection. Prime undertakes an extensive review process in selecting sites for new AmeriSuites. Key factors in the selection of sites include close proximity to demand generators, superior visibility, ease of access and nearby guest amenities. Sites are initially identified with the assistance of a nationwide network of brokers. Once identified, Prime qualifies the sites before entering into a letter of intent. After a letter of intent is signed, Prime assesses the feasibility of the sites, which includes extensive reconnaissance by Prime's operations and sales and marketing staffs as well as independent consultants. Upon satisfactory completion of economic feasibility, Prime will enter into a contract for the site and commence legal, engineering and environmental due diligence. The entire process, from site selection to completion of construction and opening, takes approximately 18 months.

     Suburban Market Focus. Prime believes that suburban markets offer a number of features which permit the rapid expansion of AmeriSuites. As opposed to major metropolitan markets, suburban markets offer ample land to construct new hotels. More importantly, Prime believes that suburban locations appeal to multiple demand generators. In addition to the business traveler, who is the target customer for AmeriSuites, the weekend/leisure traveler is attracted by the close proximity to nearby dining, shopping and entertainment amenities.

     Cluster Strategy. Prime intends to expand into new regions by first developing hotels in cities which it has targeted as "key" cities. Prime will then add additional hotels in that region in cities which are logical destinations from the "key" cities. This strategy permits Prime to quickly build brand recognition of AmeriSuites in a particular region. Key cities where AmeriSuites are open or under development include Atlanta (8), Dallas/Ft. Worth
(7), Chicago (6), Miami/Ft. Lauderdale (4) and Denver (3).

     Prime is approaching the critical mass necessary to begin development of franchising programs. Prime's AmeriSuites franchising initiatives will initially include forming strategic alliances with regional and national developers and REITs and developing franchise marketing, training and quality assurance programs.

     The following table sets forth for the five years ended December 31, 1996 and the six months ended June 30, 1996 and 1997 certain data with respect to AmeriSuites hotels, all of which are owned by Prime. Operating data for the hotels built during the period are presented from the dates such hotels commenced operations. For purposes of showing operating trends, comparable data has also been presented for the AmeriSuites hotels which have been in operation for all of 1995 and 1996 and the six months ended June 30, 1996 and 1997.

                                           COMPARABLE                             TOTAL
                                 -------------------------------     -------------------------------
                                  HOTELS                  ROOMS       HOTELS                  ROOMS
                                 ---------                ------     ---------                ------
1992...........................        6                    749            6                    749
1993...........................        8                    993            8                    993
1994...........................       12                  1,494           12                  1,494
1995...........................       19                  1,494           19                  2,319
1996...........................       19                  1,494           35                  4,348
1996*..........................       19                  2,319           25                  3,024
1997*..........................       19                  2,319           46                  5,776

                                 OCCUPANCY      ADR       REVPAR     OCCUPANCY      ADR       REVPAR
                                 ---------     ------     ------     ---------     ------     ------
1992...........................     60.0%      $54.99     $32.97        60.0%      $54.99     $32.97
1993...........................     64.1        56.21     36.01         64.1        56.21     36.01
1994...........................     65.9        59.90     39.50         65.9        59.90     39.50
1995...........................     68.5        65.70     45.03         67.2        65.45     43.98
1996...........................     70.9        70.90     50.28         65.6        72.12     47.28
1996*..........................     71.1        70.06     49.80         67.1        71.05     47.65
1997*..........................     72.0        73.85     53.19         65.9        75.11     49.51

---------------
* Through June 30.

     As of June 30, 1997, many of the Company's hotels were located in the Middle Atlantic and South Atlantic regions. The following table sets forth for the five years ended December 31, 1996 and the six months ended June 30, 1996 and 1997 certain data by significant geographic region for the AmeriSuites hotels owned by the Company as of June 30, 1997.

  Middle Atlantic

     There were no owned AmeriSuites hotels located in the Middle Atlantic region as of June 30, 1997.

  South Atlantic

                                               HOTELS     ROOMS     OCCUPANCY      ADR       REVPAR
                                               ------     -----     ---------     ------     ------
1992.......................................       1        114         71.0%      $48.80     $34.64
1993.......................................       1        114         78.3        52.70     41.29
1994.......................................       2        240         73.3        59.14     43.34
1995.......................................       8        952         67.4        65.96     44.42
1996.......................................      13       1,529        69.4        73.29     50.83
1996*......................................      10       1,145        71.5        73.41     52.48
1997*......................................      19       2,361        69.5        76.98     53.50

---------------

* Through June 30.

     Prime believes that the all-suites segment will continue to be a high growth segment of the industry. During the 1992-1996 period, demand for all-suites rooms grew at more than triple the rate of demand growth experienced by the lodging industry as a whole, and exceeded all-suites supply growth by 17.7%. The operating performance of the AmeriSuites hotels is benefiting from this favorable trend. For the 12 owned AmeriSuites hotels which were open for all of 1996 and 1995, REVPAR increased by 11.7% during 1996. This trend continued in 1997, with comparable AmeriSuites generating a 10.7% increase in REVPAR for the three months ended June 30, 1997.

     Prime plans to develop the AmeriSuites brand primarily through new construction to assure product consistency and quality. The average age of the AmeriSuites hotels as of October 1, 1997 was approximately three years. Prime believes that AmeriSuites provide attractive investment returns due to their reasonable cost and rapid stabilization rate. In 1996, AmeriSuites which were in operation for at least one year generated an average EBITDA of $1.26 million, representing an average unleveraged 18.1% return on total invested capital. Prime believes that returns from AmeriSuites development have generally equaled or exceeded those prevalent in the hotel acquisition markets. Since January 1, 1997 Prime has opened 20 new AmeriSuites hotels, bringing the number of AmeriSuites owned and operated by Prime to 55.

  Full-Service Hotels

     Prime operates 29 upscale full-service hotels with food service and banquet facilities under franchise agreements with Marriott, Radisson, Sheraton, Crowne Plaza, Holiday Inn, Ramada and Howard Johnson. The full-service hotels are concentrated in the Northeast. The hotels are generally positioned along major highways within close proximity to corporate headquarters, office parks, airports, convention or trade centers and other major facilities. The customer base for full-service hotels consists primarily of business travelers. Consequently, Prime's sales force markets to companies which have a significant number of employees traveling in Prime's operating regions who consistently produce a high volume demand for hotel room nights. In addition, Prime's sales force actively markets meeting and banquet services to groups and individuals for seminars, business meetings, holiday parties and weddings. The hotels are also marketed through national franchisor programs and central reservation systems.

     Prime's full-service hotels generally have between 150 and 300 rooms and pool, restaurant, lounge, banquet and meeting facilities. Other amenities include fitness rooms, room service, remote-control cable television and facsimile services. In order to enhance guest satisfaction, Prime also has theme concept lounges in a number of its hotels. In recent years, Prime has received recognition from various franchisors and associations for its hotel quality and service.

     Prime owns and operates one resort hotel, the Frenchman's Reef in St. Thomas, U.S. Virgin Islands. The Frenchman's Reef is a 517-room resort hotel which includes a 421-room eight-story building and 96 rooms in the adjacent Morningstar Beach Resort. The Frenchman's Reef has seven restaurants, extensive convention facilities, complete sports and beach facilities and a self-contained total energy system. Certain of these facilities suffered hurricane damage as described in the following paragraph. The Frenchman's Reef is marketed directly through its own sales force in New York City and at the hotel, and through the Marriott reservation system. The Frenchman's Reef market includes tour groups, corporate meetings, conventions and individual vacationers.

     In September 1995, the Frenchman's Reef suffered hurricane damage when Hurricane Marilyn struck the U.S. Virgin Islands. In 1996, Prime and its insurance carrier settled Prime's property and business interruption insurance claim for $25.0 million. In addition, in July 1996, Hurricane Bertha struck the island and caused further damage to the island. Prime is currently reviewing its claim for property damage with its insurance carrier. Prime is currently underway with plans to refurbish and upgrade the Frenchman's Reef. Redevelopment plans provide for significant hurricane-related renovations and certain enhancements. Prime estimates that the cost of refurbishment will be approximately $35.0 million. Prime has continued to operate the hotel. However, due to the extent of the renovations and the additional damage caused by Hurricane Bertha, Prime closed the hotel on April 1, 1997 and plans to reopen the hotel in December 1997, although there can be no assurance that the Frenchman's Reef will reopen at such time or that the cost of refurbishment will not exceed Prime's estimate. Prime does not believe that the closing of the Frenchman's Reef will have a material impact on its cash flow due to the seasonality of the hotel's operations and its business interruption insurance.

     The following table sets forth for the five years ended December 31, 1996 and the six months ended June 30, 1996 and 1997, operating data for the full-service hotels in Prime's portfolio as of June 30, 1997. For purposes of showing operating trends, the results of the Frenchman's Reef, which were impacted by hurricane damage, have been excluded from the table. Operating data for the hotels built or acquired during the period are presented from the dates such hotels commenced operations or became Owned Hotels. For purposes of showing operating trends, the results of eight Owned Hotels that were managed by Prime prior to their acquisition by Prime during the five-year period are presented as if they had been Owned Hotels from the dates Prime began managing the hotels.

                                              OWNED                               TOTAL
                                 -------------------------------     -------------------------------
                                  HOTELS                  ROOMS       HOTELS                  ROOMS
                                 ---------                ------     ---------                ------
1992...........................       17                  3,074           27                  5,202
1993...........................       17                  3,074           28                  5,317
1994...........................       18                  3,429           29                  5,672
1995...........................       19                  3,578           30                  5,821
1996...........................       19                  3,578           30                  5,821
1996*..........................       20                  3,578           30                  5,821
1997*..........................       21                  3,728           31                  5,971

                                 OCCUPANCY      ADR       REVPAR     OCCUPANCY      ADR       REVPAR
                                 ---------     ------     ------     ---------     ------     ------
1992...........................     65.6%      $67.02     $43.97        67.6%      $67.34     $45.49
1993...........................     68.0        69.64     47.37         69.7        69.65     48.55
1994...........................     67.0        76.05     50.93         69.6        75.21     52.52
1995...........................     65.6        78.93     51.79         68.7        78.46     53.89
1996...........................     69.9        86.88     60.71         72.7        85.13     61.85
1996*..........................     67.1        83.99     56.32         70.5        82.43     58.14
1997*..........................     70.7        92.29     65.29         72.8        90.48     65.88

---------------
* Through June 30.

     As of June 30, 1997, many of the Company's hotels were located in the Middle Atlantic and South Atlantic regions. The following table sets forth for the five years ended December 31, 1996 and the six months ended June 30, 1996 and 1997 certain data by significant geographic region for the full-service hotels owned by the Company as of June 30, 1997.

  Middle Atlantic

                                               HOTELS     ROOMS     OCCUPANCY      ADR       REVPAR
                                               ------     -----     ---------     ------     ------
1992.........................................    12       2,226        64.5%      $68.60     $44.27
1993.........................................    12       2,226        67.2        70.47     47.37
1994.........................................    13       2,581        66.6        76.29     50.80
1995.........................................    13       2,581        63.5        78.24     49.68
1996.........................................    13       2,581        68.5        85.91     58.82
1996*........................................    13       2,581        64.4        81.63     52.57
1997*........................................    14       2,731        70.3        91.39     64.26

---------------
* Through June 30.

  South Atlantic

     There were no owned full-service hotels located in the South Atlantic region as of June 30, 1997.

     Prime has taken advantage of opportunities for acquisitions of full-service hotels at attractive multiples of cash flow or at significant discounts to replacement values. In 1996, Prime acquired the 151 room Ramada

Plaza Suites in Secaucus, NJ and repositioned the hotel as a Radisson Suite hotel. In February 1997, Prime acquired the 150-room Holiday Inn in Monroe Township, NJ.

     The majority of Prime's repositioning efforts have been performed at the full-service hotels. Since 1994, Prime successfully completed the repositioning of 13 of its full-service hotels which included changing the franchise affiliations of 6 such hotels. Prime recently completed the repositioning of the Hasbrouck Heights, NJ Sheraton Hotel to a Crowne Plaza and the Secaucus Ramada Plaza Suites to a Radisson Suites hotel.

  Limited-Service Hotels

     Prime's limited-service hotels consist of 28 Wellesley Inns and 5 other hotels operated under franchise agreements, primarily with Howard Johnson. On March 6, 1996, Prime acquired 18 hotels consisting of 16 Wellesley Inns and two other limited-service hotels for approximately $65.1 million in cash. The acquisition enabled Prime to establish full control over its proprietary Wellesley Inns brand with all 28 Wellesley Inns owned and operated by Prime. The acquisition provides Prime with significant new opportunities to maximize the value of its brand.

     Of Prime's 28 Wellesley Inns, 18 are located in Florida and the remainder in the Middle Atlantic and Northeast United States. The prototypical Wellesley Inn has 105 rooms and is distinguished by its classic stucco exterior, spacious lobby and amenities such as pool facilities, complimentary continental breakfast, remote control cable television and facsimile services. In connection with the acquisition of the 16 Wellesley Inns, Prime has refurbished five of these hotels and completed renovations on nine other hotels in March 1997 to ensure consistent product quality throughout the chain. Marketing efforts for the Wellesley Inns chain will continue to rely heavily on direct marketing and billboard advertising. In addition, the Wellesley Inns, along with Prime's AmeriSuites, are marketed under the new reservation system developed by Anasazi Travel Resources, Inc. Through June 30, 1997, the REVPAR contribution from the central reservations system for Wellesley Inns has increased by 24.5% over prior year levels. In Florida, where the population has grown rapidly and development opportunities continue to exist, Prime has built a geographically concentrated group of Wellesley Inns, thereby developing regional brand name recognition in Florida. The majority of the Florida Wellesley Inns were constructed within the past eight years.

     Prime's other limited-service hotels have an average of between 100 and 120 rooms and offer complimentary continental breakfast, remote control cable television, pool facilities and facsimile services, generally with restaurant facilities within a short distance of the hotel. They are designed to appeal primarily to business travelers. In accordance with its strategy, Prime has divested a number of these hotels. Of the five other limited-service hotels, four are managed for third parties.

     The following table sets forth for the five years ended December 31, 1996 and six months ended June 30, 1996 and 1997 operating data for the limited-service hotels as of December 31, 1996. Operating data for the Owned Hotels built or acquired during the period are presented from the dates such hotels commenced operations or became Owned Hotels. For purposes of showing operating trends, the results of 16 Owned Hotels that were managed by Prime prior to their acquisition by Prime are presented as if they had been Owned Hotels from the dates Prime began managing the hotels.

                                              OWNED                               TOTAL
                                 -------------------------------     -------------------------------
                                  HOTELS                  ROOMS       HOTELS                  ROOMS
                                 ---------                ------     ---------                ------
1992...........................       26                  2,610           27                  2,759
1993...........................       27                  2,715           28                  2,864
1994...........................       29                  2,925           32                  3,359
1995...........................       29                  2,925           32                  3,359
1996...........................       29                  2,925           32                  3,359
1996*..........................       29                  2,925           32                  3,359
1997*..........................       29                  2,925           32                  3,359

                                 OCCUPANCY      ADR       REVPAR     OCCUPANCY      ADR       REVPAR
                                 ---------     ------     ------     ---------     ------     ------
1992...........................     76.7%      $44.36     $34.01        75.8%      $44.06     $33.41
1993...........................     79.6        45.94     36.57         78.6        45.83     36.03
1994...........................     77.1        48.29     37.24         75.7        47.89     36.27
1995...........................     74.8        52.23     39.09         74.1        51.77     38.37
1996...........................     73.2        54.09     39.61         73.3        54.32     39.80
1996*..........................     74.5        56.78     42.31         74.5        56.01     41.96
1997*..........................     72.8        61.29     44.64         72.8        61.11     43.73

---------------
* Through June 30.

     As of June 30, 1997, many of the Company's hotels were located in the Middle Atlantic and South Atlantic regions. The following table sets forth for the five years ended December 31, 1996 and the six months ended June 30, 1996 and 1997 certain data by significant geographic region for the limited-service hotels owned by the Company as of June 30, 1997.

  Middle Atlantic

                                               HOTELS     ROOMS     OCCUPANCY      ADR       REVPAR
                                               ------     -----     ---------     ------     ------
1992.......................................      11       1,088        65.2%      $44.66     $29.14
1993.......................................      11       1,088        71.0        43.12     30.61
1994.......................................      11       1,088        70.3        45.55     32.00
1995.......................................      11       1,088        69.4        48.37     33.57
1996.......................................      11       1,088        67.3        51.32     34.55
1996*......................................      11       1,088        66.0        49.45     32.64
1997*......................................      11       1,088        61.0        55.17     33.66

---------------

* Through June 30.

  South Atlantic

                                               HOTELS     ROOMS     OCCUPANCY      ADR       REVPAR
                                               ------     -----     ---------     ------     ------
1992.......................................      14       1,419        87.4%      $44.31     $38.71
1993.......................................      15       1,524        87.7        47.97     42.09
1994.......................................      17       1,734        83.0        50.03     41.53
1995.......................................      17       1,734        79.3        54.61     43.32
1996.......................................      17       1,734        77.6        55.91     43.39
1996*......................................      17       1,734        81.2        60.94     49.45
1997*......................................      17       1,734        81.2        64.63     52.47

---------------

* Through June 30.

OPERATIONS

     As a national hotel operating company, Prime enjoys a number of operating advantages over other lodging companies. With 117 hotels covering a number of price points and broad geographic regions, Prime possesses the critical mass to support sophisticated operating, marketing and financial systems. Prime believes that its broad array of central services permits on-site hotel general managers to effectively focus on providing guest services, results in economies of scale and leads to above-market hotel profit margins. As a result of these operating strategies, Prime's hotels generated average operating profit margins that exceeded comparable industry averages for 1995, the most current data available from industry sources, by approximately 3% for all-suites hotels, 16% for full-service hotels and 4% for limited-service hotels.

     Prime's operating strategy combines operating service and guidance from its central management team with decentralized decision-making authority delegated to each hotel's on-site management. The on-site hotel management teams consist of a general manager and, depending on the hotel's size and market positioning, managers of sales and marketing, food and beverage, front desk services, housekeeping and engineering.

Prime's operating objective is to exceed guest expectations by providing quality services and comfortable accommodations at a fair value. On-site hotel management is responsible for efficient expense controls and uses operating standards provided by Prime. Within parameters established in the operating and capital planning process, on-site management possesses broad decision-making authority on operating issues such as guest services, marketing strategies, hiring practices and incentive programs. Each hotel's management team is empowered to take all necessary steps to ensure guest satisfaction within established guidelines. Key on-site personnel participate in an incentive program based on hotel revenues and profits.

     The central management team is located in Fairfield, New Jersey, with an AmeriSuites office in Atlanta, Georgia. Central management provides four major categories of services: (i) operations management, (ii) sales and marketing management, (iii) financial reporting and control and (iv) hotel support services.

     Operations Management. Operations management consists of the development, implementation and monitoring of hotel operating standards and is provided by a network of regional operating officers who are each responsible for the operations of 10 to 30 hotels. They are supported by training, food and beverage and human resources departments, each staffed full-time by specialized professionals. The cornerstone of operations management is employee training, with a staff of professionals dedicated to training in sales, housekeeping, food service, front desk services and leadership. Prime believes these efforts increase employee effectiveness, reduce turnover and improve the level of guest services.

     Prime's cost-effective centralized management services benefit not only its existing operations but also provide additional opportunities for growth and development from acquisitions. In all of the recently acquired hotels, Prime's central management has assumed certain of the operational responsibilities which previously had been performed by the on-site hotel management. In addition, Prime believes it has improved operating efficiencies for each of the hotels that it has acquired.

     Sales and Marketing Management. Aggressive sales and marketing is a top operating priority. Sales and marketing management is directed by a corporate staff of 20 professionals, including regional marketing directors who are responsible for each hotel's sales and marketing strategies, and Prime's national sales group, Market Segments, Inc. ("MSI"). In cooperation with the regional marketing staff, on-site sales management develops and implements short and intermediate-term marketing plans. Prime focuses on yield management techniques, which optimize the relationship between hotel rates and occupancies and seek to maximize profitability. Prime is in the process of initiating a new internally developed proprietary yield management system which will be implemented in all of Prime's hotels. In addition, Prime assumes prominent roles in franchise marketing associations to obtain maximum benefit from franchise affiliations. Prime's in-house creative department develops hotel advertising materials and programs at cost-effective rates.

     Complementing regional and on-site marketing efforts, MSI's marketing team targets specific hotel room demand generators including tour operators, major national corporate accounts, athletic teams, religious groups and others with segment-specialized sales initiatives. MSI's primary objective is to book hotel rooms at Prime's hotels and its secondary objective is to market its services on a commission basis to hotels throughout the industry. Sales activities on behalf of non-affiliated hotels increase the number of hotels where bookings can be made to support marketing efforts and defray the costs of the marketing organization.

     Financial Reporting and Control. Prime's system of centralized financial reporting and control permits management to closely monitor decentralized hotel operations without the cost of financial personnel on site. Centralized accounting personnel produce detailed financial and operating reports for each hotel. Additionally, central management directs budgeting and analysis, processes payroll, handles accounts payable, manages each hotel's cash, oversees credit and collection activities and conducts on-site hotel audits.

     Hotel Support Services. Prime's hotel support services combine a number of technical functions in central, specialized management teams to attain economies of scale and minimize costs. Central management handles purchasing, directs construction and maintenance and provides design services. Technical staff teams support each hotel's information and communication systems needs. The technical support staff is currently implementing digital telecommunications conversions and call accounting system upgrades in all of Prime's hotels. Additionally, Prime directs safety/risk management activities and provides central legal services.

REFURBISHMENT PROGRAM

     Prime continuously refurbishes its Owned Hotels in order to maintain consistent quality standards. Prime generally spends approximately 4% to 6% of hotel revenue on capital improvements at its Owned Hotels and typically refurbishes each hotel approximately every five years. Prime believes that its Owned Hotels are in generally good physical condition, with over half of the Owned Hotels being five years old or less. Prime recommends the refurbishment and repair projects on its Managed Hotels although spending amounts vary based on the plans of such hotels' owners and the significance of Prime's interest as a mortgagee.

     In addition to making normal capital improvements, Prime reviews on an on-going basis each hotel's competitive position in the local market in order to decide the types of product that will best meet the market's demand characteristics. During the past three years, Prime has implemented a program of repositioning its Owned Hotels. Repositioning a hotel generally requires renovation and refurbishment of the exterior and interior of the building and may result in a change of brand name. In 1994, 1995 and 1996, Prime spent $8.9 million, $13.7 million and $16.8 million respectively, on the repositioning of 34 of its Owned Hotels, which included changing the franchise affiliation of 12 of such hotels. In 1996, Prime completed the repositioning of the Hasbrouck Heights Crowne Plaza and five of the recently acquired Wellesley Inns. In 1997, Prime completed the refurbishing of nine other recently acquired Wellesley Inns and began the renovation of the Monroe Township Holiday Inn.

MORTGAGES AND NOTES RECEIVABLE

     As of June 30, 1997, mortgages and notes receivable totaled $22.5 million (including the current portion) and consisted primarily of an aggregate principal amount of $8.5 million of mortgages and notes secured by Managed Hotels and $10.9 million of mortgages secured by hotels that are leased by Prime from third parties. Prime has pursued a strategy of converting its mortgage and notes receivable into cash or operating hotel assets and has received $54.8 million in cash and added five operating hotel assets through note settlements over the past three years.

MANAGEMENT AGREEMENTS

     As of June 30, 1997, Prime provided hotel management services to third party hotel owners of 13 Managed Hotels. Management fees are based on fixed percentages of the property's total revenues and incentive payments based on certain measures of hotel income. Additional fees are also generated from the rendering of specific services such as accounting services, construction services, design services and sales commissions. Prime's fixed management fee percentages range from 2.0% to 5.0% and average 3.5% of total revenues before giving consideration to performance related incentive payments. The base and incentive fees comprised 58.5% and 56.9%, or $3.9 million and $1.8 million, of the total management and other fees for 1996 and the first half of 1997. Terms of the management agreements vary but the majority are short-term and, therefore, there are risks associated with termination of these agreements. Although management agreements may be terminated in connection with a change in ownership of the underlying hotels, such risks may be limited due to Prime's other financial interests in these hotels. Prime holds financial interests in the form of mortgages or profit participations in 8 of the 13 Managed Hotels.

FRANCHISE AGREEMENTS

     Prime enters into non-exclusive franchise licensing agreements with franchisors, which agreements typically have a ten year term and allow Prime to benefit from franchise brand recognition and loyalty. The nonexclusive nature of the franchise agreement allows Prime the flexibility to continue to develop properties with the brands that have shown success in the past or to develop in conjunction with other brand names. This flexibility also plays an important role in Prime's repositioning strategy, which emphasizes proper positioning of its properties within their respective markets to maximize their return on investment. Over the past three years, Prime has repositioned several hotels. These repositionings include the Portland, Oregon Crowne Plaza (formerly Howard Johnson), the Las Vegas, Nevada Crowne Plaza (formerly Howard Johnson), the Fairfield, New Jersey Radisson (formerly Sheraton), the Orlando, Florida Shoney's Inn (formerly Howard

Johnson), the Trevose, Pennsylvania Radisson (formerly Ramada), the Princeton, New Jersey Holiday Inn (formerly Ramada) and the Hasbrouck Heights Crowne Plaza (formerly Sheraton) and the Secaucus, New Jersey Radisson Suite hotel (formerly Ramada Plaza). Prime believes its relationships with numerous nationally recognized franchisors provides significant benefits for both its existing hotel portfolio and prospective hotel acquisitions. While Prime currently enjoys good relationships with its franchisors, there can be no assurance that a desirable replacement would be available if any of the franchise agreements were to be terminated.

LITIGATION

     Prime currently and from time to time is involved in litigation arising in the ordinary course of its business. Prime does not believe that it is involved in any litigation that will, individually or in the aggregate, have a material adverse effect on its financial condition or results of operations or cash flows.

                              MANAGEMENT OF PRIME

DIRECTORS AND EXECUTIVE OFFICERS

     Set forth below are the names, ages and positions of the directors and executive officers of Prime:

             NAME               AGE                          POSITIONS
------------------------------  ---   --------------------------------------------------------
David A. Simon................  45    President, Chief Executive Officer and Chairman of the
                                      Board of Directors
John M. Elwood................  43    Executive Vice President, Chief Financial Officer and
                                      Director
Howard M. Lorber(1)...........  49    Director
Herbert Lust, II(1)...........  70    Director
Jack H. Nusbaum...............  57    Director
Allen J. Ostroff(1)...........  61    Director
A.F. Petrocelli(1)............  54    Director
Paul H. Hower.................  63    Executive Vice President
Timothy E. Aho................  54    Senior Vice President/Development
Denis W. Driscoll.............  52    Senior Vice President/Human Resources
John H. Leavitt...............  45    Senior Vice President/Sales and Marketing
Joseph Bernadino..............  50    Senior Vice President, Secretary and General Counsel
Richard T. Szymanski..........  40    Vice President and Corporate Controller
Douglas W. Vicari.............  38    Vice President and Treasurer

---------------
(1) Member of the Compensation and Audit Committee.

     The following is a biographical summary of the experience of the directors and executive officers of Prime:

     David A. Simon has been President, Chief Executive Officer and a Director since 1992 and Chairman of the Board of Directors of Prime since 1993. Mr. Simon was Chief Executive Officer and a director of PMI during 1992.

     John M. Elwood has been a Director and Executive Vice President of Prime since 1992 and Chief Financial Officer since 1993. Mr. Elwood was the Director of Reorganization of PMI during 1992.

     Howard M. Lorber has been a Director and a member of the Compensation and Audit Committee since 1994. Mr. Lorber is Chairman of the Board of Directors of Nathan's Famous, Inc. and Hallman & Lorber Associates, Inc. and a director of New Valley Corporation, United Capital Corp. and Alpine Lace Brands, Inc. Mr. Lorber has been Chief Executive Officer of Hallman & Lorber Associates, Inc. for more than the past five years, President and Chief Operating Officer of New Valley Corporation since 1994 and Chief Executive Officer of Nathan's Famous, Inc. since 1993. Mr. Lorber has also been a general partner or shareholder of a corporate general partner of various limited partnerships organized to acquire and operate real estate properties.

     Herbert Lust, II has been a Director since 1992 and Chairman of the Compensation and Audit Committee of Prime since 1993. Mr. Lust was a member of the Committee of Unsecured Creditors of PMI through 1992. Mr. Lust has been a private investor and President of Private Water Supply Inc. for more than the past five years. Mr. Lust is a director of BRT Realty Trust.

     Jack H. Nusbaum has been a Director since 1994. Mr. Nusbaum is the Chairman of the law firm of Willkie Farr & Gallagher, where he has been a partner for more than the past twenty-five years. He also is a director of Pioneer Companies, Inc., W.R. Berkley Corporation, Strategic Distribution, Inc., The Topps Company, Inc. and Fine Host Corporation.

     Allen J. Ostroff has been a Director since 1992 and a member of the Compensation and Audit Committee since 1993. Mr. Ostroff has been a Managing Director of the Prudential Realty Group, a subsidiary of The Prudential Insurance Company of America, since June 1994 and was a Senior Vice President of the Prudential Realty Group from 1992 to June 1994.

     A.F. Petrocelli has been a Director since 1992 and a member of the Compensation and Audit Committee since 1993. Mr. Petrocelli has been the Chairman of the Board of Directors and Chief Executive Officer of United Capital Corp. for more than the past five years. He is also a director of Nathan's Famous, Inc.

     Paul H. Hower has been an Executive Vice President of Prime since 1993. Mr. Hower was President of Integrity Hospitality Services from 1991 to 1993 and prior to such time was Vice President and Hotel Division Manager of B.F. Saul Co.

     Timothy E. Aho has been a Senior Vice President of Prime since 1994. Mr. Aho was a Senior Vice President of Development for Boykin Management Company from 1993 to 1994 and Vice President of Development for Interstate Hotels Corporation from 1992 to 1993.

     Denis W. Driscoll has been a Senior Vice President of Prime since 1993. Mr. Driscoll was President of Driscoll Associates, a human resources consulting organization, from 1992 to 1993.

     John H. Leavitt has been a Senior Vice President of Prime since 1992. Mr. Leavitt was a Senior Vice President of PMI during 1992 and a Senior Vice President of Medallion Hotel corporation prior to such time.

     Joseph Bernadino has been Senior Vice President, Secretary and General Counsel of Prime since 1992. Mr. Bernadino was an Assistant Secretary and Assistant General Counsel of PMI during 1992.

     Richard T. Szymanski has been a Vice President and Corporate Controller of Prime since 1992. Mr. Szymanski was Corporate Controller of PMI during 1992.

     Douglas W. Vicari has been a Vice President and Treasurer of Prime since 1992 and was Vice President and Treasurer of PMI during 1992.

                SELECTED CONSOLIDATED FINANCIAL DATA OF HOMEGATE

     The selected financial data set forth below has been derived from the historical consolidated financial statements of Homegate and from the historical financial statements of its predecessor Extended Stay Limited Partnership ("ESLP"). Homegate was incorporated on August 16, 1996, to succeed to the business of its predecessor, ESLP, and prior to its initial public offering in October 1996, had minimal assets and operations of its own. The financial statements of Homegate as of and for the period ended December 31, 1996 have been audited by Ernst & Young LLP, independent auditors, whose reports thereon appear elsewhere herein. The financial data for such period is not necessarily indicative of results for subsequent periods or the full year. The information for the six months ended June 30, 1996 is derived from the audited consolidated financial statements of ESLP and the information as of and for the six months ended June 30, 1997 is derived from the unaudited consolidated financial statements of Homegate. The unaudited financial information includes all adjustments that Homegate considers necessary for a fair presentation of the financial position and results of operations for such period. Results for the interim periods are not necessarily indicative of results for the full year. The following information should be read in conjunction with "Homegate Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements of Homegate, including the Notes thereto, included elsewhere in this Proxy Statement-Prospectus.

                                                                 PERIOD FROM
                                                              FEBRUARY 9, 1996             SIX MONTHS ENDED
                                                                   THROUGH                     JUNE 30,
                                                                DECEMBER 31,        -------------------------------
                                                                    1996                1996              1997
                                                              -----------------     -------------     -------------
                                                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
OPERATING DATA:
Total revenue...............................................      $   2,690            $    27          $   4,729
Property operating expenses.................................          1,676                 30              2,710
Corporate operating expenses................................            951                204              1,416
Depreciation and amortization...............................            344                 10                623
Interest expense............................................            585                 22                881
                                                                   --------            -------           --------
Net loss....................................................      $    (866)           $  (239)         $    (901)
                                                                   ========            =======           ========
Net loss per share..........................................      $    (.08)           $  (.02)         $    (.08)
Weighted average number of shares of common stock
  outstanding...............................................         10,725             10,725             10,725

OTHER DATA:
EBITDA(1)...................................................      $      63            $  (207)         $     603
                                                                   ========            =======           ========

Cash flows provided by (used in):
  Operating activities......................................      $    (716)           $   313          $      53
  Investing activities......................................        (35,808)            (8,264)           (35,455)
  Financing activities......................................         68,000              9,226              7,013

                                                              DECEMBER 31, 1996     JUNE 30, 1996     JUNE 30, 1997
                                                              -----------------     -------------     -------------
                                                                                 (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents...................................      $  31,476            $ 1,274          $   3,087
Property and equipment, net.................................         51,107              8,201             84,549
Total assets................................................         88,533              9,725             94,336
Total debt..................................................         21,387              2,869             28,550
Total stockholders equity...................................         64,688              6,156             63,788

---------------
(1) EBITDA means operating income before mortgage and other interest, income taxes, depreciation and amortization. EBITDA does not represent cash generated from operating activities in accordance with GAAP, is not to be considered as an alternative to net income or any other GAAP measurement as a measure of operating performance and is not necessarily indicative of cash available to fund cash needs. Homegate has included EBITDA herein because Homegate believes that it is one measure used by certain investors to determine operating cash flow. EBITDA, as calculated above, may not be comparable to other similarly titled measures of other companies.

                HOMEGATE MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

     Homegate was incorporated in August 1996, to succeed to the business of Extended Stay Limited Partnership ("ESLP"), which was organized in February 1996 to become a provider of high quality midprice extended-stay hotels. In October 1996, ESLP was merged into Homegate, in exchange for 6,386,087 shares of Homegate Common Stock. Hereinafter, Homegate, its predecessor, ESLP and its subsidiaries, are collectively referred to as "Homegate." On October 29, 1996, Homegate completed an initial public offering of 4,325,000 shares of Homegate Common Stock at $11.50 per share.

     Homegate, during the period from its inception through June 30, 1997, completed its concept and product design, market study and initial site selection activities, and acquired and/or constructed its first properties. As of June 30, 1997, Homegate had 23 employees.

     Homegate operated eight hotels during the second quarter of 1997. Three of the hotels were operated as extended-stay facilities and the remaining five hotels (the "Westar hotels") were operated as nightly stay hotels. Seven of the eight hotels have been reflagged as HOMEGATE Studio & Suites.

     As of June 30, 1997, Homegate had 22 hotels under construction and development, consisting of 2,791 units. The sites were located in the following metropolitan areas:

                Austin, Texas...........................................     2
                Dallas, Texas...........................................     2
                Denver, Colorado........................................     1
                Pompano Beach, Florida..................................     1
                Houston, Texas..........................................     3
                Indianapolis, Indiana...................................     2
                Kansas City, Kansas.....................................     2
                Las Vegas, Nevada.......................................     1
                Orlando, Florida........................................     1
                Phoenix, Arizona........................................     3
                Portland, Oregon........................................     2
                Raleigh, North Carolina.................................     1
                Webster, Texas..........................................     1
                                                                            --
                                                                            22
                                                                            ==

     The 22 sites currently under construction and development are due to be completed at various times during 1997 and 1998. As of June 30, 1997, Homegate had 11 sites subject to letters of intent, contracts or other purchase arrangements and was evaluating another 15 sites.

RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDED JUNE 30, 1997

     Property Operations. Homegate's results of operations reflect the operation of eight hotels for the second quarter, with Phoenix's 44th and Oak property beginning operations on April 4, 1997. The Company's predecessor, ESLP, had limited operations in the second quarter of 1996 opening its first hotel (the Grand Prairie hotel) on June 17, 1996.

     The Company generated $2,106,000 in room revenue for the quarter ended June 30, 1997. This represented a $190,000 increase over the first quarter of 1997 or a 10% increase. The Phoenix 44th and Oak hotel opening contributed heavily towards this increase. Occupancy rose to 60% in the second quarter of 1997 from 59.3% in the first quarter of 1997; however, Company weekly REVPAR decreased to $155.12 from $165.62, or a 6% decrease, and the Average Weekly Rate dropped to $258.46 from $279.36, or a 7% decrease. These decreases are primarily due to the loss of 15% of available room nights due to the Westar renovations

(see below). After reducing the available room nights by the number of Westar rooms under renovation, REVPAR would have been $180.88 and $180.53 in the first quarter and second quarter of 1997, respectively.

     The three hotels being operated as extended-stay hotels increased their average occupancy to 77.2% in the second quarter of 1997 from 75.4% in the first quarter of 1997. However, weekly REVPAR decreased to $196.70 from $208.81 in the first quarter or a 6% decrease and the Average Weekly Rate dropped to $254.64 from $276.78 or an 8% decrease. The Phoenix 44th and Oak contributed heavily to these decreases during the start-up period, with weekly REVPAR of $119.49 and Average Weekly Rate of $212.49 for the second quarter of 1997.

     Four of the five Westar hotels have been reflagged as HOMEGATE Studios & Suites; however, the renovation and refurbishment program is still in process at all five hotels. During the second quarter of 1997, the Westar hotels lost 14,199 room nights out of a possible 56,602 room nights due to rooms being renovated. This represented a 25% loss of potential revenue from these hotels, with an additional loss of revenue due to guests not wanting to stay at hotels under construction. Occupancy dropped to 48.3% in the second quarter of 1997 from 51.8% in the first quarter. Average daily rates fell from $40.16 in the first quarter to $37.52 in the second quarter, or 7%, for the Westar hotels. The renovation and refurbishment programs is anticipated to be completed during the third quarter of 1997. At that time the properties will begin operations as extended-stay hotels.

     Property operating expenses rose from $1,288,000 in the first quarter to $1,422,000 in the second quarter, an increase of 10%, which reflects the addition of the Phoenix 44th and Oak property. Net operating margins for the Company stayed constant at 33% reflecting the daily operating nature of the five Westar hotels. Net operating margins for the three extended-stay hotels averaged 51.7% for the second quarter of 1997.

     Corporate Operations. Corporate operating expenses include all expenses related to the administration of the corporate offices and all expenses not directly related to individual developments and hotels. Corporate operating expenses were $628,000 for the quarter ended June 30, 1997. This was a decrease of $160,000 compared with the first quarter of 1997. The decrease was primarily due to expenses of $131,000 incurred in the first quarter of 1997 to relocate employees and the Homegate offices from Dallas and Houston to Austin.

RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 1996

     Property Operations. Homegate's results of operations for the year (the period from inception, February 9, 1996 through December 31, 1996) include ESLP from February 1996, through October 1996, along with the operations of the five Westar hotels from the date of acquisition (September 6, 1996). The Studio Suites hotel in Grand Prairie began operations on June 17, 1996. During 1996, the Westar hotels had not been, nor were they being, operated as extended-stay facilities. In 1996, renovation and refurbishment began on the Westar hotels, which will be operated as extended-stay facilities when such renovations are completed.

     Annual "REVPAR" for Homegate in 1996 was $23.05 computed on a daily basis. Occupancy in 1996 was 56.4% with an average daily rate ("ADR") of $40.90. The 1996 fourth quarter REVPAR dropped to $22.55 from $25.84 in the third quarter of 1996. Occupancy was down from 60.3% in the third quarter of 1996 to 55.3% in the fourth quarter of 1996. ADR was also down from the third quarter of 1996 from $42.87 to $40.79 in the fourth quarter of 1996.

     Homegate believes that the downward movement of Homegate's operating statistics in the fourth quarter of 1996 resulted from a decrease in demand over the holiday season, as well as disruptions for potential guests resulting from the refurbishment program for the Westar hotels. The fourth quarter of 1996 was also the first full quarter for the Westar hotels to be operated by Homegate. None of the six operating hotels had been designated as HOMEGATE Studio & Suites at December 31, 1996. The five Westar hotels were also not operated as extended stay hotels for the fourth quarter of 1996.

     The operating properties generated $1,582,689 of revenue in the fourth quarter of 1996. This represents an increase of $947,794 over the third quarter of 1996. Revenues were $2,240,161 for the year. Property operating expenses were $1,184,384 for the fourth quarter of 1996 and $1,675,936 for the year. Fourth quarter operating expenses were 75% of revenues compared with 73% in the third quarter of 1996. Property operating expenses were also 75% of revenues for the period. The Westar hotels reflect their operation as daily night-stay accommodations as opposed to extended-stay accommodations. Property operating expenses include salaries and wages, administration, advertising, repairs and maintenance, energy, property taxes, insurance and property management fees.

     Interest income of approximately $450,000 for the fourth quarter of 1996 and year was the result of investing the proceeds of the initial public offering.

     Interest. Interest expense reflects the interest on the Studio Suites mortgage from May 31, 1996, through December 31, 1996, as well as interest from September 6, 1996 through December 31, 1996 on the mortgage secured by the Westar hotels.

     Corporate Operations. Corporate operating expenses include all expenses related to the administration of the corporate offices and all expenses not directly related to individual developments and hotels. Corporate operating expenses for the fourth quarter of 1996 and for the year were $436,608 and $951,261, respectively. Increased corporate operating expenses relate to the increase in corporate personnel needed to effectuate Homegate's growth plans. Homegate anticipates increased operating expenses as Homegate continues to expand.

     Homegate incurred a $.08 loss on a pro forma basis for the year (as if the shares of Homegate Common Stock issued in Homegate's initial public offering and other formation transactions had been outstanding since inception).

LIQUIDITY AND CAPITAL RESOURCES

     At June 30, 1997, Homegate had cash and cash equivalents of $3,087,000. Cash proceeds are currently deposited in a money market account invested in Treasury obligations and in short-term investment grade interest-bearing securities.

     Homegate owes approximately $17.9 million on a 9.71% secured promissory note for the purchase of the Westar hotels. This debt is payable on a fixed 25-year amortization schedule in monthly installments through January 11, 2021.

     Homegate has a $30 million mortgage loan facility (the "Existing Mortgage Facility") with Bank One, Texas, N.A. ("BOA"), which provides Homegate with construction financing for eight extended-stay hotels. Homegate is permitted to borrow under the Existing Mortgage Facility through November 30, 1997. Each project may be funded under the Existing Mortgage Facility through a separate loan, with all loans being cross-collateralized and cross-defaulted. Initially, such loans will be advanced as construction loans, payable over twenty-four months (the "Construction Term") with interest at either the BOA prime rate plus 0.5% or LIBOR plus 2.25%. Homegate must make interest payments on each construction loan for the first twelve months of the loan, followed by principal and interest payments based upon a fifteen-year amortization schedule for the remaining twelve months of the loan. Homegate may elect to extend each loan for three additional years (the "Mini-perm Term") if certain conditions are met and upon payment of a specified extension fee. If Homegate elects to extend the loan as a mini-permanent financing, Homegate will be obligated to make principal and interest payments on a fifteen-year amortization schedule during each year of the three-year extension period, and the interest rate may, in certain circumstances, be reduced. During the Construction Term, the amount of any loan may not exceed 55% of the total project costs of the related project. During the Mini-perm Term, the loan amount to costs-of-project ratio may be increased to 65% if certain conditions are met. BOA will have full recourse against Homegate for the loans, including environmental indemnities.

     As of June 30, 1997, Homegate had incurred indebtedness under the Existing Mortgage Facility of approximately $10.3 million, of which $4.9 million was attributed to the Town Lake hotel in Austin, $2.9 million was attributed to the Studio Suites hotel in Grand Prairie and $2.5 million was attributed to the 44th and Oak hotel in Phoenix. The Austin Town Lake hotel and Grand Prairie loans bear interest at LIBOR plus 2.25% and the Phoenix hotel loan bears interest at LIBOR plus 2.5%. The Austin debt is due on February 4,

2000; Grand Prairie debt is due on May 31, 1999. The Phoenix debt is due on August 15, 1998; however, the debt may be extended for an additional three years as described above.

     On July 25, 1997, Homegate entered into a definitive Merger Agreement with Prime pursuant to which Homegate will merge with a wholly-owned subsidiary of Prime. Under the Merger Agreement, Prime will issue 0.6703 shares of its common stock for each of the 10,725,000 outstanding shares of Homegate Common Stock. In connection with the Merger Agreement, Prime agreed to provide, pending consummation of the Merger, up to $65.0 million of interim secured financing (the "Interim Loans") to Homegate to enable Homegate to acquire and develop certain hotel properties. The Interim Loans will not exceed a borrowing base, which will restrict availability to no greater than 75% of the cost basis of Homegate in the properties. No Interim Loans will be made after the earlier of November 30, 1997 and the date of any termination of the Merger Agreement (other than a termination solely as a result of a breach by Prime). All Interim Loans will mature on the earliest of (a) April 1, 1998, (b) the date Homegate enters into any agreement with a third party (other than the Merger Agreement) involving the merger or sale of substantially all the assets of Homegate and (c) four months after the termination of the Merger Agreement. The Interim Loans bear interest at a rate per annum equal to the one month London Interbank Offered Rate plus 3.50% (increasing to 5.00% upon the earlier of November 30, 1997 and the date of any termination of the Merger Agreement). Homegate is obligated to pay to Prime a facility fee of $650,000 upon the closing of the initial Interim Loan. Monthly interest payments commence December 15, 1997 at a rate of the one month LIBOR plus 3.5%; provided that the interest rate will increase to the one month LIBOR plus 5% on the date that is the earlier of (a) November 30, 1997 and (b) the date of the termination of the Merger Agreement (other than a termination as a result of a breach by Prime).

     The Interim Loans are secured by 18 properties currently under development and by any future development properties. The amount of any Interim Loan may not exceed 75% of the total project costs of the related project. The loan documentation for the Interim Loans contains various affirmative and negative covenants concerning the operation of Homegate as well as events of default (including failure to pay amounts due under the loan documents or to comply with such covenants or a breach of the Merger Agreement by Homegate). The loan documents require Homegate to comply with the covenants contained in the Merger Agreement. See "The Merger Agreement -- Certain Covenants."

     As of October 27, 1997, an aggregate of $32.6 million in Interim Loans was outstanding.

     Although Homegate has access to financing under the Existing Mortgage Facility and the Interim Loan Facility, Homegate may need to procure substantial additional financing over time to complete its Initial Hotel Program, which calls for 65 hotels to be opened or under construction by December 31, 1998. The exact amount of financing will depend upon a number of factors including the number of properties Homegate constructs or acquires and the cash flow generated by its properties. In particular, Homegate anticipates spending an aggregate of approximately $6.6 million to renovate the Westar facilities, of which $3.7 million had been spent through June 30, 1997, to conform to the HOMEGATE Studios & Suites prototype, and expects that it will spend between $4 million and $9 million on each development or acquired hotel.

     If the Merger is not consummated, Homegate will face an immediate working capital shortage that will require it to seek additional financing and take measures to preserve cash. Homegate would also be required to seek replacement financing for the Interim Loans, which will mature on April 30, 1998. There can be no assurance that the required additional financing would be available or that it would be available on acceptable terms. Measures taken to preserve cash would most likely include the interruption of construction activity on some or all projects under development. Interruption of construction activity would preclude Homegate from meeting its growth plans, which would most likely have at least a temporary material adverse effect on the market price of Homegate Common Stock.

     The Existing Mortgage Facility, Interim Loan facility and any future debt financings or issuances of preferred stock by Homegate will be senior to the rights of the holders of common stock, and any future issuances of common stock will result in the dilution of the then-existing stockholders' proportionate equity interests in Homegate. In addition, future debt facilities may materially impair Homegate's ability to pay dividends.

     Homegate generated $53,171 in cash flow from operating activities for the six months ended June 30, 1997. This compares to $312,653 generated for the inception period through June 30, 1996. The Company invested $35,454,669 for the six months ended June 30, 1997. The majority of this investment was used to fund the Company's growth plan in land acquisition, construction in progress, property and equipment and earnest money deposits for its hotel development. For the same period in 1996, the Company invested $8,264,381. The majority was comprised of $2,911,123 for land acquisition and $4,991,486 for a hotel purchase. Financing activities raised $7,013,243 for the six months ending June 30, 1997 comprised primarily of mortgage proceeds. For the same period ending June 30, 1996, the Company financed $9,225,610 comprised principally of mortgage proceeds and contributions from partners.

     For the period ending December 31, 1996, the Company invested $35,808,400 primarily for its hotel development and raised financing of $68,000,691 consisting primarily of capital contributions from ESLP partners and issuance of common stock. There was no comparable period to December 31, 1996.

WYNDHAM SETTLEMENT AGREEMENT

     In connection with the execution of the Merger Agreement, Homegate, Prime, CHRI, and Wyndham Hotel Corporation and certain of its affiliates entered into an Agreement Regarding Termination of Management Agreements pursuant to which, upon completion of the Merger, either Homegate or Wyndham will have the right to terminate all management agreements providing for Wyndham's management of Homegate's properties, thereby obligating Homegate to pay to Wyndham $8 million and CHRI to deliver to Wyndham a $4 million, six-month, secured promissory note, which payment and delivery will be in full satisfaction of any and all claims Wyndham may have against Homegate relating to termination of the management agreements.

SEASONALITY

     The lodging industry is seasonal in nature. Quarterly earnings may be adversely affected by events beyond Homegate's control, such as poor weather conditions, economic factors and other considerations affecting travel. In addition, occupancy rates and room revenues typically decline during the fourth calendar quarter as business travel decreases during the holiday season. The timing of openings of new properties could also lead to fluctuations in Homegate's quarterly earnings.

INFLATION

     The rate of inflation as measured by changes in the consumer price index has not had a material effect on the revenue or operating results of Homegate. There can be no assurance, however, that inflation will not affect future operating or construction costs.

FACTORS AFFECTING FUTURE RESULTS OF OPERATIONS

     Homegate's future results of operations may be impacted by a number of factors. Among such factors are local, regional and national economic conditions, competition from other lodging properties, changes in real property tax rates and in the availability, cost and terms of financing, the impact of present or future environmental legislation and compliance with environmental laws, the ongoing need for capital improvements, changes in operating expenses, adverse changes in governmental rules and fiscal policies, civil unrest, acts of God, including earthquakes and other natural disasters (which may result in uninsured losses), acts of war and adverse changes in zoning laws.

                              BUSINESS OF HOMEGATE

     Homegate's goal is to become a national provider of high quality extended-stay hotels in strategically selected markets located throughout North America. Homegate is rapidly developing a chain of mid-price extended-stay hotels under the HOMEGATE Studios & Suites(R) brand name to capitalize on what management believes is a large and underserved market for extended-stay accommodations. This market includes business travelers, professionals on temporary work assignments, persons between domestic situations, and persons relocating or purchasing a home, who often desire accommodations for an extended duration. As of June 30, 1997, Homegate owned 8 hotels and had 34 more under development, including 17 under construction. Additionally, Homegate has 11 sites under contract with letters of intent and other arrangements. Homegate's objective is to have approximately 65 extended-stay hotels open or under construction by December 31, 1998.

     Homegate was founded by management and by affiliates of the following three entities: Trammell Crow Residential Company ("TCR"), one of the nation's leading developers of multi-family housing units with 22 regional offices; Greystar Capital Partners, L.P. ("Greystar"), a private investment company with substantial multi-family housing development and construction expertise; and Crow Realty Investors d/b/a Crow Investment Trust ("Crow"), the real estate investment arm of the various descendants of Mr. and Mrs. Trammell Crow and various corporations, partnership trusts and other entities beneficially owned or controlled by such persons known collectively as "Crow Family." In TCR, Greystar, and Crow, Homegate brings together extensive experience in developing, constructing and managing properties on a national scale and in structuring, financing and executing national real estate investment programs. TCR, Greystar, Crow and their affiliates own approximately 60% of the outstanding Homegate Common Stock. See "Security Ownership of Homegate."

     Homegate has entered into a master development agreement with a partnership (the "Developer Partnership"), comprised of TCR and Greystar (the "Developer Affiliates"), to provide site selection, construction and development services for Homegate's objective to open or begin construction on approximately 65 hotels by December 31, 1998 (the "Initial Hotel Program"). Management believes the Developer Affiliates' expertise and local market presence will significantly enhance Homegate's ability to execute its Initial Hotel Program, while minimizing Homegate's development costs and administrative overhead.

     Homegate also has entered into a master management assistance agreement (the "Management Agreement") with a subsidiary of Wyndham Hotel Corporation (together with its predecessors and affiliates "Wyndham"), which owns, operates or franchises more than 70 hotels in North America, to manage Homegate's hotels pursuant to 10-year management contracts. Wyndham has agreed to be acquired by Patriot American Hospitality Corp. ("Patriot"). The Crow Family currently owns over 48% of Wyndham's common stock, which will be converted into an ownership interest in Patriot as a result of the acquisition. If the Merger is consummated, Homegate, Prime and Wyndham have agreed to terminate the Management Agreement (and each of the underlying contracts).

     Homegate's product strategy is to develop a well-recognized national brand under the HOMEGATE Studios & Suites name by offering consistent, high quality accommodations in a standard format, providing much of the value offered by limited service hotels with many of the added features and comforts of apartment living. HOMEGATE Studios & Suites hotels features three functional room configurations, each with a fully-equipped kitchen, upscale residential-quality furnishings and accessories, and separated cooking, living, as well as sleeping areas. In addition, other amenities, such as weekly maid service, twice-weekly linen service, resident laundry facilities, direct telephone service with voice mail messaging and dataport capabilities, cable T.V., a business center and an exercise facility are also offered. See "-- Product Concept."

     Homegate was incorporated in August 1996 as a Delaware corporation to succeed to the business of a predecessor partnership. Homegate's executive offices are at 111 Congress Avenue, Suite 2600, Austin, Texas 78701, and its telephone number is (512) 477-6400.

GROWTH STRATEGY

     Homegate's growth strategy is to develop rapidly a chain of high quality, mid-price extended-stay hotels. Although Homegate expects that the construction and development of new extended-stay hotels will be its primary means of expansion, Homegate may consider, as part of its growth strategy, franchising opportunities or acquisitions of existing extended-stay hotels or other properties that are suitable for conversion to Homegate's extended-stay concept. Homegate regularly pursues and evaluates acquisition opportunities of extended-stay lodging facilities or facilities that may be converted to Homegate's extended-stay lodging concept, and at any given time may be in various stages of evaluating such opportunities.

     Pursuant to the master development agreement, the Developer Partnership has agreed to develop up to 60 HOMEGATE Studios & Suites hotels, and that neither it, its partners, nor their respective affiliates will own, operate or develop a competing extended-stay facility, subject to certain exceptions, within the continental United States during the duration of such agreement. This agreement will terminate upon the earlier of the commencement of the 60th facility or December 31, 1998. Pursuant to this agreement, the Developer Affiliates' regional offices will, under Homegate's direction, provide site sourcing, obtain entitlements and building permits, and provide construction, architectural and engineering oversight. In addition, individual affiliates of the Developer Affiliates will provide business asset guaranties for construction cost overruns on each project. Homegate believes its utilization of the regional office network will produce competitive advantages and cost efficiencies in Homegate's site selection, development and construction operations, by providing local expertise and minimizing Homegate's development and administrative overhead costs during its Initial Hotel Program.

     Homegate's developmental plan calls for identification of multiple markets in which construction can occur within Homegate's targeted time frame and budget. Homegate has developed a list of target markets and submarkets based upon local hotel market conditions, the availability of development sites and local construction capabilities, the existence of developmental barriers to entry, the overall health and growth trends of the local economies, and the presence of multiple corporate, residential and leisure travel demand generators. Having identified its target markets, Homegate reviews each market to determine if operational efficiencies can be achieved by either locating its hotels close to existing hotels or by clustering two or more hotels within the market.

     In selecting sites within Homegate's targeted markets, Homegate considers demographics analysis, including surrounding population and employment data. The prototypical site includes the following attributes:

     - located close to an employment center (Fortune 500 companies and corporate headquarters preferred) and to a freeway or major traffic thoroughfare with good visibility;

     - located in a clean, accessible area that provides some buffer from noise generators and is close to restaurants and retail services;

     - located in an area with residential density; and

     - site size of approximately 2.5 to 3.0 acres that allows for the construction of 80 to 150 units.

     As of June 30, 1997, Homegate had 22 hotels under construction and development, consisting of 2,791 units. The sites were located in the following metropolitan areas:

                Austin, Texas...........................................     2
                Dallas, Texas...........................................     2
                Denver, Colorado........................................     1
                Houston, Texas..........................................     3
                Indianapolis, Indiana...................................     2
                Kansas City, Kansas.....................................     2
                Las Vegas, Nevada.......................................     1
                Orlando, Florida........................................     1
                Phoenix, Arizona........................................     3
                Pompano Beach, Florida..................................     1
                Portland, Oregon........................................     2
                Raleigh, North Carolina.................................     1
                Webster, Texas..........................................     1
                                                                            --
                                                                            22
                                                                            ==

     As of June 30, 1997, Homegate had contracted for 11 sites (the "Planned Hotels Sites") in 9 different states illustrated in the following schedule:

                                                                       NUMBER
                                      LOCATION                        OF SITES
                ----------------------------------------------------  --------
                Tampa, Florida......................................      1
                Denver, Colorado....................................      1
                Austin, Texas.......................................      1
                Orlando, Florida....................................      1
                Albuquerque, New Mexico.............................      1
                Atlanta, Georgia....................................      1
                Columbus, Ohio......................................      1
                Indianapolis, Indiana...............................      1
                Columbia, Maryland..................................      1
                Miami, Florida......................................      1
                Salt Lake City, Utah................................      1
                                                                         --
                                                                         11
                                                                         ==

     The purchase prices for these Planned Hotel Sites range from $600,000 to $2,200,000. The arrangements that Homegate enters into for the purchase of potential hotel sites provide for numerous investigations and other due diligence, including environmental studies and title reports, prior to the acquisition of the real property. Homegate reserves the right to terminate each contract if the results of its investigations and due diligence are not satisfactory. There can be no assurance that Homegate will be successful in purchasing or developing any of the sites that are under contract or are subject to a letter of intent or other arrangement. However, Homegate is currently evaluating a variety of sites for construction of HOMEGATE Studios & Suites hotels, and does not believe that the failure to acquire any or all of these sites currently under some form of purchase arrangement would have a material adverse effect upon its ability to complete its Initial Hotel Program.

     Homegate currently operates a total of eight hotels located in the following areas: Austin, Texas on Towne Lake, Grand Prairie, Texas near Dallas/Fort Worth International Airport and Six Flags Amusement Park, Irving, Texas also near Dallas/Fort Worth International Airport, two in San Antonio, Texas located near the airport and Fiesta Park Amusement Center, El Paso, Texas, Amarillo, Texas and Phoenix, Arizona near Phoenix Sky Harbor Airport. The Austin and Grand Prairie hotels were purchased on December 31, 1996, and May 31, 1996, respectively. Five hotels, referred to as the "Westar" hotels, were purchased on September 6, 1996. The Phoenix hotel was developed and built using the TCR Phoenix office.

     The Westar hotels contain an aggregate of 622 units, all of which are studio units similar to the studio units in the HOMEGATE Studios & Suites prototype. The Westar hotels are being renovated at an aggregate anticipated cost of $6.6 million, of which $3.7 million has been spent through June 30, 1997, to conform to the quality standards of Homegate's prototype, and will be operated under the HOMEGATE Studios & Suites brand name. The Grand Prairie property contains 139 units. The Austin Towne Lake property contains 149 units which enjoy views of the lake and downtown Austin. The Towne Lake property had been operated as an extended-stay property by the previous owner. Homegate plans to "reflag" the property. Homegate does not plan to renovate this property as it currently conforms to Homegate's quality standards. The Phoenix property contains 139 units and is prototypical of the Homegate brand and standard.

PRODUCT CONCEPT

     Homegate's hotels are designed to compete primarily in the mid-price segment of the extended-stay industry segment, but Homegate believes, based on the quality of its interior design elements and furnishings, the separation between cooking, sleeping and living areas, and the available amenities that HOMEGATE Studios & Suites hotels will offer a superior price/value relationship and appeal to extended-stay guests of both upscale and economy facilities and contain a variety of features that are attractive to the extended-stay guest, such as fully equipped kitchens, resident laundry facilities, twice-weekly linen service, weekly maid service, business centers and exercise facilities. The facilities consist of an apartment-style complex with two or three story buildings containing, on average, approximately 136 guest rooms. Homegate utilizes both interior and exterior corridor building designs, depending primarily on local market standards, building codes and weather factors.

     The hotels typically feature three functional room configurations: studio, deluxe, and one bedroom. Management believes that the price/value relationship of its guest rooms is enhanced by offering the following features:

     - a fully equipped kitchen with full-size refrigerator, stove, microwave, coffee maker, dishwasher and cooking utensils;

     - separate cooking, living and sleeping areas;

     - residential-quality interior design elements;

     - upscale furnishings and accessories;

     - an oversized work desk;

     - two telephone jacks with dataports;

     - direct dial telephone with voice mail messaging;

     - fax and copy services available to guests;

     - cable TV; and

     - a sleeper sofa.

OPERATIONS

     Homegate's operating objective is to establish a well-organized national brand of extended-stay hotels, while maximizing operating performance. Homegate intends to achieve its goals by (i) developing and offering consistent, high quality accommodations; (ii) capitalizing on the attractive operating characteristics of the extended-stay segment of the lodging industry; and (iii) leveraging Wyndham's (or, following the Merger, Prime's) significant hotel management expertise.

     Extended-stay hotels typically experience longer average guest stays than traditional hotels, resulting in higher average occupancies and a more stable revenue stream. Homegate requires minimum stays of one week at its hotels (after conversion to extended-stay facilities, if necessary, in the case of acquired hotels), and provides daily rates only after the minimum stay requirement has been satisfied.

     In addition, the staffing levels of extended-stay hotels are much lower than those of traditional hotels, because many labor intensive services offered by full-service hotels are de-emphasized or excluded entirely, resulting in lower labor costs. At Homegate's hotels, there is no food and beverage service and limited common area amenities. The front desk typically offers a limited operating schedule (7:00 a.m. to 9:00 p.m. Monday through Friday plus 9:00 a.m. to 1:00 p.m. Saturday and 1:00 p.m. to 5:00 p.m. Sunday). Voice mail messaging eliminates the need for a telephone switchboard. Homegate has developed a system to allow for after-hours check-in, eliminating the need for 24-hour front desk operations. Housekeeping services are offered weekly, and linen service is available twice weekly. Several common area amenities that do not substantially increase operating expenses are included, such as an exercise room, resident laundry, and a business center.

     Wyndham Hotel Management. Pursuant to the Management Agreement, Wyndham has agreed to manage up to 60 Company hotels, each pursuant to a 10-year management contract. Each Company hotel has a Wyndham hotel manager, who shares administrative responsibilities with and oversees a Wyndham-employed and -trained staff generally consisting of approximately 10 employees. In addition, Wyndham provides Homegate with market research, a preferred vendor program, a proprietary property management software system, and national and local marketing efforts. If the Merger is consummated, Homegate, Prime and Wyndham have agreed to terminate the Management Agreement (and each of the underlying contracts). See "The Merger -- Interests of Certain Persons in the
Merger -- Management Agreement.

COMPETITION

     The U.S. lodging industry is highly competitive. Competition in the U.S. lodging industry is based generally on convenience of location, price, range of services and guest amenities offered, and quality of customer service. Each of Homegate's facilities will be located in a developed area that includes competing lodging facilities. Homegate believes the location of its hotels, the high quality of its accommodations, the reasonableness of its room rates, and its services and guest amenities will be among the most important factors in its business. Demographics or other changes in one or more of Homegate's markets could impact the convenience or desirability of the sites of certain hotels, which would adversely affect their operations.

     Homegate anticipates that competition within the extended-stay industry segment will increase substantially in the foreseeable future. In the mid-price category of the extended-stay industry segment, several other lodging chains and developers have recently announced plans to develop or are currently developing extended-stay hotels which may compete with Homegate's hotels. Homegate may compete for guests and for development sites with certain of these entities and other entities which have greater financial resources and brand awareness than Homegate and better relationships with lenders and real estate sellers. Further, there can be no assurance that new or existing competitors, including traditional hotels with nationally recognized brand names, will not significantly lower rates or offer greater convenience, services, or amenities or significantly expand or improve facilities in a market in which Homegate's facilities compete, thereby adversely affecting Homegate's operations.

ENVIRONMENTAL MATTERS

     Under various federal, state, and local laws and regulations, an owner or operator of real estate may be liable for the costs of removal or remediation of certain hazardous or toxic substances on such property. Such laws often impose liability without regard to whether the owner knew of, or was responsible for, the presence of hazardous or toxic substances. Furthermore, a person that arranges for the disposal of or transports for disposal or treatment of a hazardous substance at a property owned by another may be liable for the costs of removal or remediation of hazardous substances released into the environment at that property. The costs of remediation or removal of such substances may be substantial, and the presence of such substances or the failure to remediate properly such substances, may adversely affect the owner's ability to sell real estate or to borrow using such real estate as collateral. In connection with the ownership of its properties, Homegate may be potentially liable for any such costs.

     Homegate has obtained recent Phase I Surveys on its existing properties and intends to obtain Phase I Surveys prior to the purchase of any future properties. The Phase I Surveys are intended to identify potential environmental contamination and regulatory compliance concerns. Phase I Surveys generally include historical reviews of the properties, reviews of certain public records, preliminary investigations of the sites and surrounding properties and the preparation and issuance of written reports. Phase I Surveys generally do not include invasive procedures, such as soil sampling or ground water analysis.

     The Phase I Surveys have not revealed any environmental liability or compliance concern that Homegate believes would have a material adverse effect on Homegate's business, assets, results of operations, or liquidity, nor is Homegate aware of any such liability or concern. Nevertheless, it is possible that Phase I Surveys will not reveal all environmental liabilities or compliance concerns or that there will be material environmental liabilities or compliance concerns of which Homegate will not be aware. Moreover, no assurances can be given that (i) future laws, ordinances, or regulations will not impose any material environmental liability, or (ii) the current environmental condition of Homegate's existing and future properties will not be affected by the condition of the neighboring properties (such as the presence of leaking underground storage tanks) or by third parties unrelated to Homegate.

GOVERNMENTAL REGULATION

     The lodging industry is subject to numerous federal, state and local government regulations including those relating to building and zoning requirements. Many states also regulate the licensing of hotels by requiring registration, disclosure statements, and compliance with specific standards of conduct. In addition, Homegate is subject to employment laws, including minimum wage requirements, overtime, working conditions and work permit requirements. Recent amendments to the minimum wage laws went into effect in October 1996 which increased Homegate's labor costs. Homegate believes that all of its hotels have the necessary permits, approvals and licenses to operate their respective business and that collectively they comply with the applicable employment laws, and Homegate intends to continue to comply with such laws and regulations. A change in such building, zoning, or licensing requirements or a further increase in the minimum wage rate, employee benefit costs or other costs associated with employees could materially and adversely affect Homegate.

     Under the Americans With Disabilities Act of 1990 (the "ADA"), all public accommodations are required to meet certain federal requirements related to access and use by disabled persons. While Homegate believes that all of its hotels are substantially in compliance with these requirements, a determination that Homegate is not in compliance with the ADA could result in the imposition of fines or an award of damages to private litigants. In addition, changes in governmental rules and regulations or enforcement policies affecting the use and operation of the facilities, including changes to building codes and fire and life-safety codes, may occur. If Homegate were required to make substantial modifications at its hotels to comply with the ADA or other governmental rules and regulations, Homegate's financial condition and ability to develop or acquire new hotels could be materially and adversely affected.

TRADEMARKS

     Homegate has registered its name and service mark as "HOMEGATE Studios & Suites" with the United States Patent and Trademark office. In addition, Homegate may have certain common law rights to the Westar Suites and InnHome America trade names.

LIABILITY INSURANCE

     Homegate currently has the types and amounts of insurance coverage that it considers appropriate for a company in its business. While management believes that its insurance coverage is adequate, if Homegate were held liable for amounts exceeding limits of its insurance coverage or for claims beyond the scope of its insurance coverage, Homegate's business, results of operations, and financial condition could be materially and adversely affected.

EMPLOYEES

     As of June 30, 1997, Homegate employed approximately 22 people. Homegate expects that it will add additional employees as it expands its business. Homegate's employees are not subject to any collective bargaining agreements, and management believes that its relationship with its employees is good.

PROPERTIES

     On May 31, 1996, Homegate purchased Studio Suites, a 139-unit extended-stay facility located in Grand Prairie, Texas. The property opened for business on June 17, 1996.

     On September 6, 1996, Homegate acquired beneficial ownership of five hotels (the "Westar hotels"). The Westar hotels are located in San Antonio (two), El Paso, Amarillo, and Irving, Texas. These hotels contain a total of 622 units and are being renovated to conform to the quality standards of the HOMEGATE Studio & Suites prototype. Homegate is currently operating four of these hotels under the HOMEGATE Studio & Suites as extended-stay facilities and intends to convert the remaining hotel.

     Homegate purchased the existing InnHome America extended-stay hotel in Austin, Texas on December 31, 1996. The property consists of 149 rooms with 37 enjoying lakeside views. The property was renovated in early 1995 and flagged as a dedicated extended-stay hotel.

     As of June 30, 1997, Homegate had commenced development of extended-stay hotels in the following locations:

                                                             HOTEL SUITES   UNITS
                                                             ------------   -----
                Phoenix, Arizona...........................        3          396
                Denver, Colorado...........................        1          143
                Kansas City, Kansas........................        2          250
                Dallas, Texas..............................        2          267
                Houston, Texas.............................        3          358
                Austin, Texas..............................        2          254
                Indianapolis, Indiana......................        2          255
                Orlando, Florida...........................        1          134
                Pompano Beach, Florida.....................        1          129
                Raleigh, North Carolina....................        1          138
                Portland, Oregon...........................        2          258
                Las Vegas, Nevada..........................        1          127
                Webster, Texas.............................        1           82
                                                                  --
                                                                            -----
                                                                  22        2,791
                                                                  ==        =====

     As of June 30, 1997, Homegate had entered into contracts, letters of intent or other arrangements with respect to the acquisition of 11 additional sites and is evaluating 15 other sites for potential acquisitions. The 22 sites currently under development are expected to be completed at various dates in 1997 and 1998. Homegate also intends to commence development on additional sites in 1997.

LEGAL PROCEEDINGS

     Homegate is not a party to any litigation or claims, other than routine matters incidental to the operation of the business of Homegate. To date, no claims have had a material adverse effect on Homegate nor does Homegate expect that the outcome of any pending claims will have such an effect.

                             MANAGEMENT OF HOMEGATE

     The following table sets forth certain information regarding Homegate's directors and executive officers, including their respective ages, at June 30, 1997.

                 NAME                    AGE                         POSITION
---------------------------------------  ---   -----------------------------------------------------
Robert A. Faith........................  33    Chairman of the Board, Chief Executive Officer and
                                               President
John C. Kratzer........................  34    Chief Operating Officer and Executive Vice President
Tim V. Keith...........................  44    Chief Financial Officer and Treasurer
Anthony W. Dona........................  38    Senior Vice President and Director
Joel Kinzie Oldham IV..................  35    Senior Vice President and Secretary
William B. Buchanan, Jr. ..............  38    Director
Harlan R. Crow.........................  47    Director
John R. Huff...........................  51    Director
John J. Moores.........................  53    Director
Charles E. Noell.......................  45    Director
Leonard W. Wood........................  50    Director

     Robert A. Faith joined Homegate in February 1996 as its Chairman of the Board, Chief Executive Officer and President. Since August 1991, Mr. Faith has served as the Chairman of the Board of Faith Holdings, Inc., a private holding and management company with various business interests. Mr. Faith also currently serves as the Chairman of the Board of the corporate general partner of Greystar Capital Partners, L.P., a private holding company with investments in real estate, apartment buildings and apartment management firms, a position which he has held since May 1993. In August 1991, Mr. Faith co-founded Starwood Capital Partners, a private real estate investment firm, for which he served as Chief Executive Officer until May 1993.

     John C. Kratzer is the Chief Operating Officer and Executive Vice President of Homegate. Before joining Homegate in February 1996, Mr. Kratzer served as a Principal with Benton Resources, which invested over $100 million in land, notes and income producing assets. Mr. Kratzer served in this capacity from February 1994 to February 1996. From September 1993 to November 1994, Mr. Kratzer served as Vice President of Crow Family, Inc., a private investment company. From September 1993 to February 1994, Mr. Kratzer served as Vice President of Mill Spring Holdings, Inc., a private investment company, and in such capacity served as an asset manager of residential properties held in a limited partnership. During the period from September 1993 to February 1996, Mill Spring Holdings, Inc. was the general partner of a separate limited partnership related to commercial properties, which held interests in approximately 55 partnerships or corporations that filed for protection under federal bankruptcy laws. In addition, during the same period, Mr. Kratzer was a general partner, executive officer or director in approximately 15 partnerships or corporations, or affiliates of such partnerships or corporations, that were placed in receivership. As an asset manager for residential properties, Mr. Kratzer was not involved in the management of any commercial properties which filed for bankruptcy or were placed in receivership. From September 1990 to August 1993, Mr. Kratzer was with Trammell Crow Realty Advisors, an institutional real estate investment management company that acquired a multi-asset portfolio of apartments valued at over $250 million. At the time of his departure, Mr. Kratzer served as the director of Multi-Family Acquisitions for Trammell Crow Realty Advisors.

     Tim V. Keith joined Homegate in July 1996 as its Chief Financial Officer and Treasurer. Prior to joining Homegate, Mr. Keith served as the Controller/Treasurer of David Weekley Homes, a private single-family home builder, from June 1994 to July 1996. From March 1989 to June 1994, Mr. Keith served as Vice President of Finance for Coscan Florida Inc., a subsidiary of Coscan Development Corporation, a Canadian public real estate developer and builder. Mr. Keith has accumulated 17 years of experience in real estate accounting and finance, as well as three years in public accounting.

     Anthony W. Dona is a Senior Vice President and director of Homegate. In addition, Mr. Dona is the Managing Director of Crow Realty Investors d/b/a Crow Investment Trust, a position which he has held since 1994, and is a director of Trammell Crow Company and TCR. Mr. Dona has served in these capacities since 1994 and 1996, respectively. In addition, Mr. Dona serves on the advisory board of Trammell Crow Interest Company. From 1985 until 1994, Mr. Dona served in various capacities with the Crow entities including Chief Financial Officer of the Texas region of Trammell Crow Company, a partner in the Dallas Office Building Division of Trammell Crow Company, Chief Executive Officer of the Asset Management Group of Trammell Crow Company and director of Crow Family Administration. As part of his asset management role, Mr. Dona managed a large portfolio of distressed real estate partnerships during the recent real estate down-cycle. In connection with the restructuring of that portfolio, Mr. Dona has served during the last five years as an officer or director in approximately 90 partnerships or corporations, or affiliates of such partnerships or corporations, that filed for protection under federal bankruptcy laws. In addition, in the past five years, Mr. Dona was an executive officer or director in approximately 15 partnerships or corporations, or affiliates of such partnerships or corporations, that were placed in receivership.

     Joel Kinzie Oldham IV joined Homegate in February 1996 as a Senior Vice President and Secretary of Homegate. Mr. Oldham is also the Senior Vice President of Greystar Capital Partners, L.P., a private holding company with investments in real estate, apartment buildings and apartment management firms. Mr. Oldham joined Greystar in May 1993. Prior to joining Greystar, Mr. Oldham was the Vice President of Starwood Capital Partners, a position he held from September 1992 to June 1993. Prior to joining Starwood, Mr. Oldham was a Marketing Director with Trammell Crow Company, which he joined in 1988.

     William B. Buchanan, Jr. is a director of Homegate. Mr. Buchanan is Deputy Head of the Equity Capital Markets Department of Smith Barney Inc. ("Smith Barney") and serves on the Issues and Valuation and Commitment Committees of Smith Barney. Prior to joining Smith Barney, Mr. Buchanan was Head of the Equity Capital Markets Group at Bear, Stearns & Co. Inc. and sat on the Equity Sub-Committee. Prior to that, Mr. Buchanan was a director at The First Boston Corporation responsible for originating and executing equity transactions in the media, telecommunications, health care, real estate and other high growth industries. At separate times during his career at First Boston, Mr. Buchanan was Head of New Issue Marketing and Head of Syndication.

     Harlan R. Crow is a director of Homegate. Mr. Crow is the Chief Executive Officer of Crow Family Holdings, a private investment company managing investments in a variety of real estate related and other businesses, a position he has held since 1986. Mr. Crow currently serves as a director of Trammell Crow Company and TCR. In addition, Mr. Crow serves as a director of Wyndham, a publicly-traded corporation. In any given year within the past five years, Mr. Crow has indirectly owned interests in over 1,000 partnerships (or affiliates of partnerships) or corporations. In the past five years, Mr. Crow was a general partner, officer or director in approximately 90 partnerships or corporations, or affiliates of such partnerships or corporations, that filed for protection under federal bankruptcy laws. In addition, in the past five years, Mr. Crow was a general partner, executive officer or director in approximately 15 partnerships or corporations, or affiliates of such partnerships or corporations, that were placed in receivership.

     John R. Huff is a director of Homegate. Mr. Huff has been a director, President and Chief Executive Officer of Oceaneering International, Inc. ("Oceaneering") since 1986. Mr. Huff was elected Chairman of the Board of Oceaneering in August 1990. Prior to joining Oceaneering, Mr. Huff served as Chairman and President of Western Oceanic, Inc., the offshore drilling subsidiary of The Western Company of North America. Mr. Huff is also a director of BJ Services Company, Triton Energy Limited an Production Operators Corp.

     John J. Moores is a director of Homegate. Mr. Moores founded BMC Software, Inc., a vendor of system software utilities for IBM mainframe computing environments in 1980. Prior to founding BMC Software, Mr. Moores was employed by International Business Machines, Inc. and Shell Oil Corporation in various of their technical divisions. Mr. Moores is Chairman of the Board of the San Diego Padres, L.P., JMI Services, Inc., a private investment company, Peregrine Systems, Inc., a computer software designer, and Neon Systems, Inc., a computer software designer, all of which are privately-held companies.

     Charles E. Noell is a director of Homegate. Mr. Noell is President of JMI, Inc., a private investment company, which he joined in 1992 after 11 years in the corporate finance department of Alex. Brown & Sons Incorporated. Mr. Noell is the Managing Partner of JMI Equity Fund, L.P., a private equity investment fund, and is a director of two publicly-traded companies: Transactions Systems Architects, Inc. and Expert Software, Inc.

     Leonard W. Wood is a director of Homegate. Mr. Wood is currently a Group Managing Partner for TCR and oversees the activities of TCR throughout Northern Florida and the Southeastern and Midwestern United States. Mr. Wood joined TCR in 1982.

                           COMPARATIVE PER SHARE DATA

MARKET AND MARKET PRICES

  Prime


     Prime Common Stock trades on the NYSE under the symbol "PDQ." The following table sets forth the high and low sale prices of Prime Common Stock as reported by the NYSE for each of the quarters in the two year period ended December 31, 1996 and for the first, second, third and fourth quarters (through October 24) of 1997.



                                                                       HIGH       LOW
                                                                       ----       ---
        1995
        First Quarter................................................  $10  3/8   $ 7 3/8
        Second Quarter...............................................   10  5/8     9 1/4
        Third Quarter................................................   11          9 1/2
        Fourth Quarter...............................................   10  1/4     9 3/8
        1996
        First Quarter................................................  $13  5/8   $ 9 5/8
        Second Quarter...............................................   17  1/4    12
        Third Quarter................................................   19  7/8    16 3/8
        Fourth Quarter...............................................   17  1/4    14
        1997
        First Quarter................................................  $18  1/8   $14 1/8
        Second Quarter...............................................   20  7/8    14 3/4
        Third Quarter................................................   22  1/4    17 1/2
        Fourth Quarter (through October 24)..........................   23 3/16    21 1/16



     On October 24, the last sales price of Prime Common Stock on the NYSE was $22 5/16. The public announcement of the Merger Agreement occurred on July 25, 1997.


  Homegate


     Since October 25, 1996, Homegate Common Stock has traded on Nasdaq under the symbol "HMGT." The following table sets forth the high and low sale prices of Homegate Common Stock as reported by Nasdaq for the fourth quarter in the period ended December 31, 1996 and for the first, second, third and fourth quarters (through October 24) of 1997.



                                                                       HIGH       LOW
                                                                       ----       ---
        1996
        Fourth Quarter...............................................  $12  1/4   $ 6 3/4
        1997
        First Quarter................................................  $ 9  1/4   $ 6 15/16
        Second Quarter...............................................   10  3/8     6
        Third Quarter................................................   13  5/8     8 15/16
        Fourth Quarter (through October 24)..........................   13  7/8    12 5/8



     On October 24, the last sales price of Homegate Common Stock on Nasdaq was $13 1/16. The public announcement of the Merger Agreement occurred on July 25, 1997.

EQUIVALENT PER SHARE DATA

     The following tables set forth certain data concerning the historical book value per share, cash dividends declared per share and net income (loss) per fully diluted share for Prime and Homegate, respectively, on a pro forma basis after giving effect to the Merger, as if such transaction had occurred at the beginning of the period presented. The information should be read in conjunction with the unaudited Pro Forma Condensed Financial Information of Prime contained elsewhere in this Proxy Statement-Prospectus, the historical financial statements of Prime incorporated herein by reference and the historical financial statements of Homegate contained elsewhere herein. The unaudited pro forma equivalent per share data shows for each share of Prime Common Stock and Homegate Common Stock before the Merger and its equivalent position after giving effect to the Merger. Homegate stockholders will receive 0.6073 of a share of Prime Common Stock for each share of Homegate Common Stock outstanding.

  Historical

                                       AS OF AND FOR THE       AS OF AND FOR THE       AS OF AND FOR THE       AS OF AND FOR THE
                                       SIX MONTHS ENDED           YEAR ENDED              YEAR ENDED              YEAR ENDED
                                         JUNE 30, 1997         DECEMBER 31, 1996       DECEMBER 31, 1995       DECEMBER 31, 1994
                                      -------------------     -------------------     -------------------     -------------------
                                      PRIME      HOMEGATE     PRIME      HOMEGATE     PRIME      HOMEGATE     PRIME      HOMEGATE
                                      ------     --------     ------     --------     ------     --------     ------     --------
Book value per share................  $11.01      $ 5.95      $10.55      $ 6.03      $ 7.51      $   --      $ 6.71      $   --
Cash dividends per share............      --          --          --          --          --          --          --          --
Net income (loss) per fully diluted
 share..............................  $  .48      $ (.08)     $  .80      $ (.08)     $  .54      $   --      $  .58      $   --

  Prime -- Pro Forma

                                              AS OF AND FOR THE     AS OF AND FOR THE     AS OF AND FOR THE     AS OF AND FOR THE
                                              SIX MONTHS ENDED         YEAR ENDED            YEAR ENDED            YEAR ENDED
                                                JUNE 30, 1997       DECEMBER 31, 1996     DECEMBER 31, 1995     DECEMBER 31, 1994
                                              -----------------     -----------------     -----------------     -----------------
Book value per share........................       $ 10.66               $ 10.46               $    --               $    --
Cash dividends per share....................            --                    --                    --                    --
Net income per fully diluted share..........       $   .41               $   .69               $   .54               $   .58

  Homegate -- Equivalent Pro Forma

                                              AS OF AND FOR THE     AS OF AND FOR THE     AS OF AND FOR THE     AS OF AND FOR THE
                                              SIX MONTHS ENDED         YEAR ENDED            YEAR ENDED            YEAR ENDED
                                                JUNE 30, 1997       DECEMBER 31, 1996     DECEMBER 31, 1995     DECEMBER 31, 1994
                                              -----------------     -----------------     -----------------     -----------------
Book value per share........................       $  6.47               $  6.35               $    --               $    --
Cash dividends per share....................            --                    --                    --                    --
Net income per fully diluted share..........       $   .25               $   .42               $   .33               $   .35

                   PRO FORMA CONDENSED FINANCIAL INFORMATION
                                  (UNAUDITED)

     The following pro forma condensed financial information for the combined companies gives effect to the Merger as a pooling of interests. All of the following selected pro forma financial information should be read in conjunction with the pro forma financial information, including the notes thereto, appearing elsewhere in this Proxy Statement-Prospectus. The pro forma financial information set forth in this Proxy Statement-Prospectus is not necessarily indicative of the results that actually would have occurred had the Merger been consummated on the inception date of Homegate's predecessor ESLP (February 9, 1996).

                                                                         YEAR ENDED
                                                                        DECEMBER 31,
                                                             ----------------------------------
                                                               1994         1995         1996
                                                             --------     --------     --------
                                                              (IN THOUSANDS, EXCEPT PER SHARE
                                                                           DATA)
STATEMENT OF OPERATIONS DATA:
Total revenue..............................................  $134,303     $205,628     $271,100
Costs and expenses:
  Direct hotel operating expenses..........................    66,620      116,565      146,857
  Occupancy and other operating............................     9,799       11,763       17,071
  General and administrative...............................    15,089       15,515       18,764
  Depreciation and amortization............................     9,384       15,227       23,976
  Other expenses...........................................        --        2,200           --
                                                             --------     --------     --------
Total costs and expenses...................................   100,892      161,270      206,668
                                                             --------     --------     --------
Operating income...........................................    33,411       44,358       64,432
Investment income..........................................     1,966        4,861        5,061
Interest expense...........................................   (14,036)     (22,350)     (23,149)
Other income...............................................     9,089        2,239        4,313
                                                             --------     --------     --------
Income before income taxes and extraordinary items.........    30,430       29,108       50,657
Income tax expense.........................................    12,172       11,643       20,609
                                                             --------     --------     --------
Income before extraordinary items..........................    18,258       17,465       30,048
Extraordinary items, net...................................       172          104          202
                                                             --------     --------     --------
Net income.................................................  $ 18,430     $ 17,569     $ 30,250
                                                             ========     ========     ========
Fully diluted earnings per common share(1).................     $0.58        $0.54        $0.69
Number of shares used in fully diluted earnings per common
  share calculations(1)(2).................................    32,022       37,423       49,764

                                                    THREE MONTHS ENDED        SIX MONTHS ENDED
                                                         JUNE 30,                 JUNE 30,
                                                    -------------------     ---------------------
                                                     1996        1997         1996         1997
                                                    -------     -------     --------     --------
                                                        (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Total revenue.....................................  $69,920     $85,512     $128,533     $163,510
Costs and expenses:
  Direct hotel operating expenses.................   37,960      40,298       69,507       81,082
  Occupancy and other operating...................    4,107       5,877        7,589       11,609
  General and administrative......................    4,742       5,758        8,961       11,520
  Depreciation and amortization...................    6,238       8,035       11,112       15,725
                                                    -------     -------     --------     --------
Total costs and expenses..........................   53,047      59,968       97,169      119,936
                                                    -------     -------     --------     --------
Operating income..................................   16,873      25,544       31,364       43,574
Investment income.................................      856       1,618        2,121        2,229
Interest expense..................................   (6,030)     (7,926)     (12,231)     (12,640)
Other income......................................       --       1,904        3,432        1,961
                                                    -------     -------     --------     --------
Income before income taxes and extraordinary
  items...........................................   11,699      21,140       24,686       35,124
Income tax expense................................    4,775       8,627        9,970       14,410
                                                    -------     -------     --------     --------
Income (loss) before extraordinary items..........    6,924      12,513       14,716       20,714
Extraordinary items, net..........................       27          53          176           75
                                                    -------     -------     --------     --------
Net income........................................  $ 6,951     $12,566     $ 14,892     $ 20,789
                                                    =======     =======     ========     ========
Fully diluted net earnings per common share(1)....    $0.17       $0.24        $0.35        $0.41
Number of shares used in fully diluted earnings
  per common share calculations(1)(2).............   47,004      55,675       45,888       55,643

                                                                                 JUNE 30, 1997
                                                                                 --------------
                                                                                 (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents......................................................    $   81,849
Working capital................................................................        60,767
Total assets...................................................................     1,066,737
Long-term debt, less current portion...........................................       485,679
Total stockholders' equity.....................................................       507,941

---------------
(1) Pro forma earnings per share is computed by dividing net income by the number of common equivalent shares outstanding during the periods in accordance with the applicable rules of the Commission. All stock options and warrants issued have been considered as outstanding common share equivalents for all periods presented, unless anti-dilutive.

(2) Number of shares used in pro forma earnings per share gives effect to the Merger by using the fixed Exchange Ratio of 0.6073 shares of Prime Common Stock for each share of Homegate Common Stock.

                            PRIME HOSPITALITY CORP.

             PRO FORMA CONDENSED COMBINED BALANCE SHEET (UNAUDITED)
                                 JUNE 30, 1997
                                 (IN THOUSANDS)

                                                  HISTORICAL
                                            ----------------------       PRO FORMA        PRO FORMA
                                             PRIME        HOMEGATE      ADJUSTMENTS        COMBINED
                                            --------      --------      -----------       ----------
                                               ASSETS
Current assets:
  Cash and cash equivalents...............  $ 78,762      $ 3,087              --         $   81,849
  Accounts receivable, net of reserves....    16,738          339              --             17,077
  Restricted cash.........................        --          824              --                824
  Current portion of mortgage notes
     receivable...........................     2,622           --              --              2,622
  Other current assets....................    13,628        1,346              --             14,974
                                            --------      -------       ---------         ----------
          Total current assets............   111,750        5,596              --            117,346
Property, equipment and leasehold
  improvements, net of accumulated
  depreciation and amortization...........   812,367       84,549              --            896,916
Mortgages and notes receivable, net of
  current portion.........................    19,858        3,094              --             22,952
Other assets..............................    28,425        1,098                             29,523
                                            --------      -------       ---------         ----------
          Total assets....................  $972,400      $94,337              --         $1,066,737
                                            ========      =======       =========         ==========

                                LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current portion of long-term debt.......  $  3,083      $   783              --         $    3,866
  Other current liabilities...............    50,714        1,999              --             52,713
                                            --------      -------       ---------         ----------
          Total current liabilities.......    53,797        2,782              --             56,579
Long-term debt, net of current portion....   457,912       27,767              --            485,679
Other liabilities.........................    16,538           --              --             16,538
                                            --------      -------       ---------         ----------
          Total liabilities...............   528,247       30,549              --            558,796

Stockholders' equity:
  Preferred stock.........................        --           --              --                 --
  Common stock............................       404          107             (42)(A)            469
  Capital in excess of par value..........   342,425       65,448              42(A)         407,915
  Retained earnings.......................   102,362       (1,767)             --            100,595
  Treasury stock..........................    (1,038)          --              --             (1,038)
                                            --------      -------       ---------         ----------
     Total stockholders' equity...........   444,153       63,788              --            507,941
                                            --------      -------       ---------         ----------
          Total liabilities and
            stockholders equity...........  $972,400      $94,337              --         $1,066,737
                                            ========      =======       =========         ==========

                            PRIME HOSPITALITY CORP.

        PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS (UNAUDITED)
                        THREE MONTHS ENDED JUNE 30, 1997
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                       HISTORICAL
                                                  --------------------      PRO FORMA      PRO FORMA
                                                   PRIME      HOMEGATE     ADJUSTMENTS     COMBINED
                                                  -------     --------     -----------     ---------
Total revenue...................................  $83,407     $ 2,105       $      --       $85,512
Costs and expenses:
  Direct hotel operating expenses...............   39,041       1,257              --        40,298
  Occupancy and other operating.................    5,712         165              --         5,877
  General and administrative....................    5,130         628              --         5,758
  Depreciation and amortization.................    7,681         354              --         8,035
                                                  -------     -------         -------       -------
Total costs and expenses........................   57,564       2,404              --        59,968
Operating income (loss).........................   25,843        (299)             --        25,544
Investment income...............................    1,396         222              --         1,618
Interest expense................................   (7,530)       (396)             --        (7,926)
Other income....................................    1,858          46              --         1,904
                                                  -------     -------         -------       -------
Income (loss) before income taxes and
  extraordinary items...........................   21,567        (427)             --        21,140
Income tax expense..............................    8,627          --              --         8,627
                                                  -------     -------         -------       -------
Income (loss) before extraordinary items........   12,940        (427)             --        12,513
Extraordinary items, net........................       53          --              --            53
                                                  -------
Net income (loss)...............................  $12,993     ($  427)             --       $12,566
                                                  =======     =======         =======       =======
Fully diluted earnings (loss) per common
  share.........................................  $  0.28     ($ 0.04)      $      --       $  0.24
Number of shares used in fully diluted earnings
  (loss) per common share calculations..........   49,162      10,725          (4,212)(B)    55,675

                            PRIME HOSPITALITY CORP.

        PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS (UNAUDITED)
                        THREE MONTHS ENDED JUNE 30, 1996
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                       HISTORICAL
                                                  --------------------      PRO FORMA      PRO FORMA
                                                   PRIME      HOMEGATE     ADJUSTMENTS     COMBINED
                                                  -------     --------     -----------     ---------
Total revenue...................................  $69,893     $    27        $    --        $69,920
Costs and expenses:
  Direct hotel operating expenses...............   37,935          25             --         37,960
  Occupancy and other operating.................    4,102           5             --          4,107
  General and administrative....................    4,538         204             --          4,742
  Depreciation and amortization.................    6,228          10             --          6,238
                                                  -------     -------        -------        -------
Total costs and expenses........................   52,803         244             --         53,047
Operating income (loss).........................   17,090        (217)            --         16,873
Investment income...............................      856          --             --            856
Interest expense................................   (6,008)        (22)            --         (6,030)
                                                  -------     -------        -------        -------
Income (loss) before income taxes and
  extraordinary items...........................   11,938        (239)            --         11,699
Income tax expense..............................    4,775          --             --          4,775
                                                  -------     -------        -------        -------
Income (loss) before extraordinary items........    7,163        (239)            --          6,924
Extraordinary items, net........................       27          --             --             27
                                                  -------     -------        -------        -------
Net income (loss)...............................  $ 7,190     ($  239)       $    --        $ 6,951
                                                  =======     =======        =======        =======
Fully diluted earnings (loss) per common
  share.........................................  $  0.20     ($ 0.02)       $    --        $  0.17
Number of shares used in fully diluted earnings
  (loss) per common share calculations..........   40,491      10,725         (4,212)(B)     47,004

                            PRIME HOSPITALITY CORP.

        PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS (UNAUDITED)
                         SIX MONTHS ENDED JUNE 30, 1997
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                      HISTORICAL
                                                 ---------------------      PRO FORMA      PRO FORMA
                                                  PRIME       HOMEGATE     ADJUSTMENTS     COMBINED
                                                 --------     --------     -----------     ---------
Total revenue..................................  $159,487     $  4,023      $      --      $ 163,510
Costs and expenses:
  Direct hotel operating expenses..............    78,725        2,357             --         81,082
  Occupancy and other operating................    11,256          353             --         11,609
  General and administrative...................    10,105        1,415             --         11,520
  Depreciation and amortization................    15,101          624             --         15,725
                                                  -------      -------        -------        -------
Total costs and expenses.......................   115,187        4,749             --        119,936
Operating income (loss)........................    44,300         (726)            --         43,574
Investment income..............................     1,627          602             --          2,229
Interest expense...............................   (11,760)        (880)            --        (12,640)
Other income...................................     1,858          103             --          1,961
                                                  -------      -------        -------        -------
Income (loss) before income taxes and
  extraordinary items..........................    36,025         (901)            --         35,124
Income tax expense.............................    14,410           --             --         14,410
                                                  -------      -------        -------        -------
Income (loss) before extraordinary items.......    21,615         (901)            --         20,714
Extraordinary items, net.......................        75           --             --             75
                                                  =======
                                                               -------        -------        -------
Net income (loss)..............................  $ 21,690     ($   901)     $      --      $  20,789
                                                  =======      =======        =======        =======
Fully diluted earnings (loss) per common
  share........................................  $   0.48     ($  0.08)            --      $    0.41
Number of shares used in fully diluted earnings
  (loss) per common share calculations.........    49,130       10,725         (4,212)(B)     55,643

                            PRIME HOSPITALITY CORP.

        PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS (UNAUDITED)
                         SIX MONTHS ENDED JUNE 30, 1996
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                      HISTORICAL
                                                 ---------------------      PRO FORMA      PRO FORMA
                                                  PRIME       HOMEGATE     ADJUSTMENTS     COMBINED
                                                 --------     --------     -----------     ---------
Total revenue..................................  $128,506     $     27      $      --      $ 128,533
Costs and expenses:
  Direct hotel operating expenses..............    69,482           25             --         69,507
  Occupancy and other operating................     7,584            5             --          7,589
  General and administrative...................     8,757          204             --          8,961
  Depreciation and amortization................    11,102           10             --         11,112
                                                  -------      -------        -------        -------
Total costs and expenses.......................    96,925          244             --         97,169
Operating income (loss)........................    31,581         (217)            --         31,364
Investment income..............................     2,121           --             --          2,121
Interest expense...............................   (12,209)         (22)            --        (12,231)
Other income...................................     3,432           --             --          3,432
                                                  -------      -------        -------        -------
Income (loss) before income taxes and
  extraordinary items..........................    24,925         (239)            --         24,686
Income tax expense.............................     9,970           --             --          9,970
                                                  -------      -------        -------        -------
Income (loss) before extraordinary items.......    14,955         (239)            --         14,716
Extraordinary items, net.......................       176           --             --            176
                                                  -------      -------        -------        -------
Net income (loss)..............................  $ 15,131     ($   239)     $      --      $  14,892
                                                  =======      =======        =======        =======
Fully diluted earnings (loss) per common
  share........................................  $   0.42     ($  0.02)     $      --      $    0.35
Number of shares used in fully diluted earnings
  (loss) per common share calculations.........    40,460       10,725         (5,297)(B)     45,888

                            PRIME HOSPITALITY CORP.

        PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS (UNAUDITED)
                          YEAR ENDED DECEMBER 31, 1996
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                     HISTORICAL
                                                ---------------------      PRO FORMA       PRO FORMA
                                                 PRIME       HOMEGATE     ADJUSTMENTS      COMBINED
                                                --------     --------     ------------     ---------
Total revenue.................................  $268,868     $  2,232       $     --       $ 271,100
Costs and expenses:
  Direct hotel operating expenses.............   145,419        1,438             --         146,857
  Occupancy and other operating...............    16,833          238             --          17,071
  General and administrative..................    17,813          951             --          18,764
  Depreciation and amortization...............    23,632          344             --          23,976
                                                --------     --------       --------        --------
Total costs and expenses......................   203,697        2,971             --         206,668
                                                --------     --------       --------        --------
Operating income (loss).......................    65,171         (739)            --          64,432
Investment income.............................     4,610          451             --           5,061
Interest expense..............................   (22,564)        (585)            --         (23,149)
Other income..................................     4,306            7             --           4,313
                                                --------     --------       --------        --------
Income (loss) before income taxes and
  extraordinary items.........................    51,523         (866)            --          50,657
Income tax expense............................    20,609           --             --          20,609
                                                --------     --------       --------        --------
Income (loss) before extraordinary items......    30,914         (866)            --          30,048
Extraordinary items, net......................       202           --             --             202
                                                --------     --------       --------        --------
Net income (loss).............................  $ 31,116     ($   866)            --       $  30,250
                                                ========     ========       ========        ========
Fully diluted earnings (loss) per common
  share.......................................  $   0.80     ($  0.08)      $     --       $    0.69
Number of shares used in fully diluted
  earnings (loss) per common share
  calculations................................    43,794       10,725         (4,755)(B)      49,764

                            PRIME HOSPITALITY CORP.

        PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS (UNAUDITED)
                          YEAR ENDED DECEMBER 31, 1995
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                        HISTORICAL
                                                   --------------------     PRO FORMA      PRO FORMA
                                                    PRIME      HOMEGATE    ADJUSTMENTS     COMBINED
                                                   --------    --------    ------------    ---------
Total revenue....................................  $205,628    $     --      $     --      $ 205,628
Costs and expenses:
  Direct hotel operating expenses................   116,565          --            --        116,565
  Occupancy and other operating..................    11,763          --            --         11,763
  General and administrative.....................    15,515          --            --         15,515
  Depreciation and amortization..................    15,227          --            --         15,227
  Other expenses.................................     2,200          --            --          2,200
                                                   --------    --------      --------       --------
Total costs and expenses.........................   161,270          --            --        161,270
                                                   --------    --------      --------       --------
Operating income.................................    44,358          --            --         44,358
Investment income................................     4,861          --            --          4,861
Interest expense.................................   (22,350)         --            --        (22,350)
Other income.....................................     2,239          --            --          2,239
                                                   --------    --------      --------       --------
Income before income taxes and extraordinary
  items..........................................    29,108          --            --         29,108
Income tax expense...............................    11,643          --            --         11,643
                                                   --------    --------      --------       --------
Income before extraordinary items................    17,465          --            --         17,465
Extraordinary items, net.........................       104          --            --            104
                                                   --------    --------      --------       --------
Net income.......................................  $ 17,569    $     --      $     --      $  17,569
                                                   ========    ========      ========       ========
Fully diluted earnings per common share..........  $   0.54    $     --      $     --      $    0.54
Number of shares used in fully diluted earnings
  per common share calculations..................    37,423          --            --         37,423

                            PRIME HOSPITALITY CORP.

        PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS (UNAUDITED)
                          YEAR ENDED DECEMBER 31, 1994
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                     HISTORICAL
                                                ---------------------      PRO FORMA       PRO FORMA
                                                 PRIME       HOMEGATE     ADJUSTMENTS      COMBINED
                                                --------     --------     ------------     ---------
Total revenue.................................  $134,303     $     --       $     --       $ 134,303
Costs and expenses:
  Direct hotel operating expenses.............    66,620           --             --          66,620
  Occupancy and other operating...............     9,799           --             --           9,799
  General and administrative..................    15,089           --             --          15,089
  Depreciation and amortization...............     9,384           --             --           9,384
                                                --------     --------       --------        --------
Total costs and expenses......................   100,892           --             --         100,892
                                                --------     --------       --------        --------
Operating income..............................    33,411           --             --          33,411
Investment income.............................     1,966           --             --           1,966
Interest expense..............................   (14,036)          --             --         (14,036)
Other income..................................     9,089           --             --           9,089
                                                --------     --------       --------        --------
Income before income taxes and extraordinary
  items.......................................    30,430           --             --          30,430
Income tax expense............................    12,172           --             --          12,172
                                                --------     --------       --------        --------
Income before extraordinary items.............    18,258           --             --          18,258
Extraordinary items, net......................       172           --             --             172
                                                --------     --------       --------        --------
Net income....................................  $ 18,430     $     --       $     --       $  18,430
                                                ========     ========       ========        ========
Fully diluted earnings per common share.......     $0.58     $     --       $     --           $0.58
Number of shares used in fully diluted
  earnings per common share calculations......    32,022           --             --          32,022

               NOTES TO PRO FORMA CONDENSED FINANCIAL INFORMATION

     The proposed Merger between Prime and Homegate is intended to be accounted for as a pooling of interests. Accordingly, the pro forma financial statements have been prepared assuming the companies have been together for all periods presented. Shares issued by Prime for the acquisition of Homegate have been assumed to be outstanding from the inception date of Homegate's predecessor, ESLP (February 9, 1996).

     The pro forma financial information contains no adjustments to conform the accounting policies of the companies because any such adjustments have been determined to be immaterial. Certain reclassifications have been made to the December 31, 1994, 1995 and 1996 financial information to conform them to the six months ended June 30, 1996 and 1997 presentations.

     The following adjustments are necessary to reflect the Merger (in thousands):

          The pro forma combined statements of operations for the three and six months ended June 30, 1997, do not reflect nonrecurring costs and charges resulting directly from the Merger nor their related tax effect. These costs and charges are estimated as follows:

    Cost of terminating the management agreement...............................  $12,000
    Transaction related costs..................................................    3,433
    Transition costs...........................................................      325
                                                                                  ------
              Total............................................................  $15,758
                                                                                  ======

          Costs to terminate the management agreement represent amounts to be paid to Wyndham Hotel Corporation pursuant to the termination agreement. These amounts are to be funded: $8.0 million by Prime and $4.0 million by a shareholder of Homegate. The amount paid by the shareholder will be reflected as a contribution to capital and will be included as a Merger expense.

          Transaction related costs primarily represent management's best estimate of fees to be paid for investment banking, legal, accounting and other professional services.

          Transition costs represent management's best estimate of the costs to consolidate operations. This plan was formulated by Prime and Homegate management in order to more efficiently provide services in markets where multiple locations will exist as a result of the Merger. The plan of consolidation calls for affected operations to be merged over a period of three months. These costs include costs associated with the merging of Prime and Homegate operations, including the combining of systems, facilities and management resources as well as costs associated with the formation of a regional operating and reporting infrastructure. Included are $175,000 related to severance and related benefits. These costs represent anticipated payments to identified employees, as required by their respective employment agreements, who will be terminated after the Merger and certain other anticipated payments to be made to certain employees.

          A. To reflect the exchange of approximately 6.5 million shares of Prime Common Stock for all the issued and outstanding shares of Homegate Common Stock. Cash paid for fractional shares has been ignored, since the amounts are not expected to be material.

          B. To adjust pro forma amounts based on historical share amounts, converting each outstanding share of Homegate Common Stock into Prime Common Stock based on the fixed Exchange Ratio of 0.6073 per share. For the six months ended June 30, 1996 and the year ended December 31, 1996, the adjusted pro forma share amounts were prorated to reflect the inception date of Homegate's predecessor, ESLP, as of February 9, 1996.

                       DESCRIPTION OF PRIME CAPITAL STOCK

     The authorized capital stock of Prime consists of 75,000,000 shares of Common Stock and 20,000,000 shares of Preferred Stock.

COMMON STOCK

     At June 30, 1997, 40,378,502 shares of Common Stock were issued and outstanding. Holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of Prime's stockholders, including the election of directors. The Common Stock does not have cumulative voting rights. Subject to the preferential rights of any outstanding series of Preferred Stock, the holders of Common Stock will be entitled to such dividends as may be declared from time to time by the Board of Directors from funds legally available therefor, and will be entitled to receive pro rata all assets of Prime available for distribution to such holders upon liquidation. All shares of Common Stock are fully paid and non-assessable.

PREFERRED STOCK

     The Board of Directors has authority to establish the designations, liquidation preferences, dividend rights, terms of redemption, conversion rights, sinking fund terms and all other preferences and rights (including voting rights) of any series of Preferred Stock. The ability of the Board of Directors to issue Preferred Stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, adversely affect the voting powers of holders of Common Stock and, under certain circumstances, may discourage an attempt by others to gain control of Prime.

WARRANTS

     Warrants to purchase 2,106,383 shares of Common Stock were issued to former shareholders of Prime's predecessor, PMI, in partial settlement of their bankruptcy interests. The warrants became exercisable on August 31, 1993 at an exercise price of $2.71 per share. The exercise price was determined from the average per share daily closing price of the Common Stock during the year following the effective date of the PMI reorganization. As of June 30, 1997, warrants to purchase 1,223,679 shares of Common Stock had been exercised.

ANTI-TAKEOVER PROVISIONS

     Certain provisions of the Certificate of Incorporation and Bylaws of Prime summarized below may be deemed to have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including an attempt that might result in a premium over the market price for the shares held by stockholders.

     Staggered Board of Directors. The Certificate of Incorporation and the Bylaws provide that the Board of Directors will be divided into three classes of Directors, each class constituting approximately one-third of the total number of Directors and with the classes serving staggered three-year terms. The classification of Directors will have the effect of making it more difficult for shareholders to change the composition of the Board of Directors. Prime believes, however, that the longer time required to elect a majority of a classified Board of Directors will help to ensure continuity and stability of Prime's management and policies.

     The classification provisions could also have the effect of discouraging a third party from accumulating large blocks of Prime's stock or attempting to obtain control of Prime, even though such an attempt might be beneficial to Prime and its stockholders. Accordingly, stockholders could be deprived of certain opportunities to sell their shares of Common Stock at a higher market price than might otherwise be the case.

     Fair Price Provisions. Provisions of the Certificate of Incorporation (the "Fair Price Provisions") limit the ability of an Interested Stockholder (defined as the beneficial owner of 20% of outstanding voting shares) to effect certain transactions involving Prime. Unless the Fair Price Provisions are satisfied, an Interested Stockholder may not engage in a business combination involving Prime unless approved by 75% of Prime's outstanding voting shares or a majority of the Disinterested Directors (as defined therein). A business combination includes a merger, consolidation, sale of assets valued at over $25.0 million or issuance or transfer of securities valued at over $25.0 million, or a similar transaction. In general, the Fair Price Provisions require that an Interested Stockholder pay shareholders at least the same amount of cash or the same amount and type of consideration paid by the Interested Stockholder when it initially acquired Prime's shares.

     The Fair Price Provisions are designed to discourage attempts to take over Prime in non-negotiated transactions utilizing two-tier pricing tactics, which typically involve the accumulation of a substantial block of the target corporation's stock followed by a merger or other reorganization of the acquired Prime on terms determined by the purchaser. Due to the difficulties of complying with the requirements of the Fair Price Provisions, the Fair Price Provisions generally discourage attempts to obtain control of Prime.

LIMITATIONS ON DIRECTORS' LIABILITY

     Prime's Certificate of Incorporation provides that no director of Prime shall be liable to Prime or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to Prime or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) in respect of certain unlawful dividend payments or stock redemptions or redemptions or repurchases pursuant to Section 174 of the Delaware General Corporation Law or (iv) for any transaction from which the director derived an improper personal benefit. The effect of these provisions is to eliminate the rights of Prime and its stockholders (through stockholders' derivative suits on behalf of Prime) to recover monetary damages against a director for breach of fiduciary duty as a director (including breaches resulting from grossly negligent behavior), except in the situations described above. These provisions will not limit the liability of directors under Federal securities laws.

CERTAIN PROVISIONS OF DELAWARE LAW REGARDING AN INTERESTED STOCKHOLDER

     Section 203 of the Delaware General Corporation Law prohibits certain transactions between a Delaware corporation and an "interested stockholder," which is defined as a person who, together with any affiliates or associates of such person, beneficially owns, directly or indirectly, 15% or more of the outstanding voting shares of a Delaware corporation. This provision prohibits certain business combinations (defined broadly to include mergers, consolidations, sales or other dispositions of assets having an aggregate value in excess of 10% of the consolidated assets of the corporation, and certain transactions that would increase the interested stockholder's proportionate share ownership in the corporation) between an interested stockholder and a corporation for a period of three years after the date the interested stockholder becomes an interested stockholder, unless (i) the business combination is approved by the corporation's board of directors prior to the date the interested stockholder becomes an interested stockholder; (ii) the interested stockholder acquired at least 85% of the voting stock of the corporation (other than stock held by directors who are also officers or by certain employee stock plans) in the transaction in which it becomes an interested stockholder; or (iii) the business combination is approved by a majority of the board of directors and by the affirmative vote of 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar for Prime Common Stock is Continental Stock Transfer & Trust Company in New York, New York.

                        COMPARISON OF STOCKHOLDER RIGHTS

     The following is a summary of material differences between the rights of holders of Prime Common Stock and the rights of holders of Homegate Common Stock.

     Each of Prime and Homegate is organized under the laws of the State of Delaware. Any material differences in the rights of their respective stockholders would arise from various provisions of the Certificate of Incorporation and By-laws of each of Prime and Homegate. Among the differences between the rights of the holders of Prime Common Stock and Homegate Common Stock are the following: (i) the total number of authorized shares of capital stock of Prime is 95,000,000 shares, consisting of 75,000,000 shares of Prime Common Stock and 20,000,000 shares of Prime preferred stock, par value $.10 per share, while the total number of authorized shares of capital stock of Homegate is 25,000,000 shares, consisting of 20,000,000 shares of Homegate Common Stock and 5,000,000 shares of Homegate preferred stock, par value $.01 per share; (ii) the Certificate of Incorporation of Prime includes a fair price provision that limits the ability of an interested stockholder (defined as the beneficial owner of 20% of the outstanding voting shares) to effect certain transactions involving Prime without the approval of 75% of Prime's outstanding voting shares or a majority of the disinterested directors, while the Certificate of Incorporation of Homegate requires the approval of two-thirds of the Homegate voting shares for the adoption of an agreement of merger or consolidation or a sale or lease of substantially all of Homegate's assets; (iii) the By-laws of Prime provide that special meetings of the stockholders may be called by the Board of Directors, the President or by the President at the request of the holders of a majority of the outstanding shares of capital stock entitled to vote, while the Certificate of Incorporation of Homegate provides that only the Board of Directors or the Chairman of the Board of Directors, unless otherwise required by law, may call such meeting; (iv) the By-laws of Prime provide that to propose business to be transacted at a meeting, a stockholder's timely notice must be received by Prime not less than 50 days nor more than 75 days prior to such meeting, while the Certificate of Incorporation of Homegate provides that a stockholder's notice is timely if received by Homegate not less than 60 days nor more than 90 days prior to the scheduled date of the meeting regardless of any postponement, deferral or adjournment of that meeting to a later date; (v) the Certificate of Incorporation of Prime provides that the By-laws of Prime may be amended or repealed by the Board of Directors or by the affirmative vote of 75% of the voting power of all shares of Prime entitled to vote generally in the election of the directors, voting together as a single class, while the Certificate of Incorporation of Homegate requires the affirmative vote of the holders of at least 66 2/3% of the voting power of all shares of Homegate entitled to vote generally in the election of directors, voting together as a single class, to amend the By-laws of Homegate; (vi) the Certificate of Incorporation of Homegate provides that the Board of Directors, each committee and each individual director, in discharging their respective duties, may consider the effects of any action taken or proposed to be taken on employees, franchisees, associates, customers, suppliers and/or creditors and the communities in which Homegate owns or leases properties or conducts business; and (vii) the Certificate of Incorporation of Prime may be amended by the affirmative vote of a majority of the holders or of: (a) at least 75% of the voting power of all shares of Prime entitled to vote generally in the election of the directors, voting together as a single class, regarding the provision of the Certificate of Incorporation relating to the amendment of the By-Laws, (b) at least 75% of the outstanding shares of Prime capital stock entitled to vote on such amendment regarding the provision of the Certificate of Incorporation relating to the approval of a compromise or arrangement to be entered into by Prime and its creditors, and (c) at least 75% of the votes entitled to be cast by the holders of all the then outstanding shares of voting stock, excluding voting stock owned by any interested stockholder, regarding the provision of the Certificate of Incorporation relating to the fair price provision regarding transactions with an interested stockholder, while the Certificate of Incorporation of Homegate requires the affirmative vote of the holders of at least 66 2/3% of the voting power of all Homegate securities entitled to vote generally in the election of directors to amend the Certificate of Incorporation regarding the number, classes, vacancies, removal and election of directors, annual and special meetings of stockholders, adoption of an agreement of merger or consolidation or a sale or lease of substantially all of Homegate's assets, amendment of the By-Laws, factors to be considered by the Board of Directors when taking a decision, approval of an agreement to be entered into by Homegate and its creditors or its stockholders, liability of directors, and indemnification.

     Both the Certificate of Incorporation of Prime and the Certificate of Incorporation of Homegate provide for a staggered board of directors divided into three classes, with the classes serving staggered three-year terms, and for action to be taken at an annual or special meeting only upon the vote of the stockholders and not by written consent. Neither the Certificate of Incorporation nor the By-laws of either Prime or Homegate contain any other provisions designed to delay or impede a change of control or supermajority voting provisions. Nor are there other material differences in the rights of holders of Prime Common Stock and Homegate Common Stock.

                         SECURITY OWNERSHIP OF HOMEGATE

     The following table sets forth certain information regarding the beneficial ownership of the Homegate Common Stock as of June 30, 1997 by (i) each person known by Homegate to own beneficially more than 5% of any class of Homegate's outstanding voting securities, (ii) each of Homegate's directors, (iii) each named executive officer of Homegate and (iv) all current directors and executive officers of Homegate as a group. Unless otherwise indicated, Homegate believes that each person or entity named below has sole voting and investment power with respect to all shares shown as beneficially owned by such person or entity, subject to community property laws where applicable and the information set forth in the footnotes to the table below.

                                                               NUMBER OF SHARES
                 NAME OF BENEFICIAL OWNER                    BENEFICIALLY OWNED(1)     PERCENT OF CLASS
-----------------------------------------------------------  ---------------------     ----------------
JMI/Greystar Extended Stay Partners, L.P...................        2,274,992                 21.2%
  Two Riverway, Suite 850
  Houston, TX 77056
Developer Extended Stay Partners, L.P.(1)..................        1,055,759                  9.8%
  Two Riverway, Suite 850
  Houston, TX 77056
CRI/ESH Partners, L.P.(2)..................................        2,033,424                 18.9%
  3200 Trammell Crow Center
  2001 Ross Avenue
  Dallas, Texas 75201
Robert A. Faith(3).........................................        3,720,923                 34.6%
  Two Riverway, Suite 850
  Houston, TX 77056
William B. Buchanan, Jr....................................            5,000                    *
James D. Carreker(4).......................................            5,000                    *
Harlan R. Crow(5)..........................................        3,206,739                 29.8%
Anthony W. Dona............................................           45,903                    *
John R. Huff...............................................            5,000                    *
John J. Moores(6)..........................................          390,172                  3.6%
Charles E. Noell(4)........................................                0                    *
Leonard W. Wood(7).........................................          126,777                  1.2%
John C. Kratzer............................................          229,513                  2.1%
Tim V. Keith...............................................            4,348                    *
Joel Kinzie Oldham IV......................................            4,348                    *
Directors and named executive officers of Homegate as a
  group....................................................        6,309,356                 58.7%

---------------
 *  Less than 1%.

(1) Shares owned by Developer Extended Stay Partners, L.P. will be voted by its general partner, DESP General Partner, L.L.C., until such time as such shares are distributed by such partnership to its partners, TCR Extended Stay I Limited Partnership and Greystar Realty Services, L.P.

(2) Crow indirectly owns an approximate 74% limited partner interest in such partnership.

(3) Includes 2,274,992 shares owned by JMI/Greystar Extended Stay Partners, L.P. which may be deemed to be beneficially owned by Mr. Faith, who is the sole stockholder of Greystar Holdings, Inc., the sole general partner of such partnership. Mr. Faith disclaims beneficial ownership of all such shares held by such partnership beyond his percentage ownership therein. Includes 1,055,759 shares owned by Developer Extended Stay Partners, L.P. as to which Mr. Faith has shared voting power as a result of his indirect ownership of a percentage interest in DESP General Partner, L.L.C., the sole general partner of such partnership. Mr. Faith disclaims beneficial ownership of all such shares beyond his percentage ownership therein. Includes 390,172 shares owned by JMI/Greystar Realty Partners, L.P. as to which Mr. Faith has shared voting power as a result of his being the sole stockholder of Greystar Holdings, Inc., one of the two general partners of such partnership. Mr. Faith disclaims beneficial ownership of all such shares held by such partnership beyond his percentage ownership therein.

(4) Includes fully vested options granted under the Homegate Hospitality, Inc. 1996 Long-Term Incentive Plan (the "1996 Plan") to non-employee directors to acquire 5,000 shares of Homegate Common Stock.

(5) Includes 13,865 shares owned by Crow Family, Inc., of which Mr. Crow is the sole director. Includes 2,033,424 shares owned by CRI/ESH Partners, L.P. and 98,691 shares owned by Crow Hotel Realty Investors, L.P., as Crow Family, Inc. is the sole general partner of each such partnership. Also includes 1,055,759 shares owned by Developer Extended Stay Partners, L.P., as to which Mr. Crow has shared voting power as a result of Crow Family, Inc.'s ownership of a percentage interest in DESP General Partner, L.L.C., the sole general partner of such partnership and fully vested options granted under the 1996 Plan to non-employee directors. Mr. Crow disclaims beneficial ownership of all shares other than the shares subject to an option to acquire 5,000 shares of Homegate Common Stock.

(6) Includes 390,172 shares owned by JMI/Greystar Realty Partners, L.P., as to which Mr. Moores has shared voting power as a result of his ownership of JMI Realty, Inc., one of the two general partners of such partnership. Mr. Moores disclaims beneficial ownership of all such shares held by such partnership beyond his percentage ownership therein. Also includes fully vested options granted under the 1996 Plan to non-employee directors to acquire 5,000 shares of Homegate Common Stock. Excludes 574,436 shares owned by JMI/Greystar Extended Stay Partners, L.P. attributable to Mr. Moores' percentage interest in such partnership.

(7) Includes 121,777 shares of Homegate Common Stock held directly and fully vested options granted under the 1996 Plan to non-employee directors to acquire 5,000 shares of Homegate Common Stock.

                                 OTHER MATTERS

     It is not expected that any matters other than those described in this Proxy Statement -- Prospectus will be brought before the Homegate Special Meeting. If any other matters are presented, however, it is the intention of the persons named in the Homegate proxy to vote the proxy in accordance with the discretion of the persons named in such proxy.

                                 LEGAL MATTERS

     Certain legal matters with respect to the validity of the securities offered hereby will be passed upon for Prime by Willkie Farr & Gallagher, New York, New York. Jack H. Nusbaum, a director of Prime who beneficially owns 10,000 shares of Prime Common Stock and an additional 55,000 shares of Prime Common Stock underlying stock options, is a partner in the law firm of Willkie Farr & Gallagher.

                                    EXPERTS

     The Consolidated Financial Statements of Prime Hospitality Corp. included and incorporated by reference in this Proxy Statement-Prospectus, to the extent and for the periods indicated in their reports, have been audited by Arthur Andersen LLP, independent public accountants, and are included and incorporated by reference herein in reliance upon the authority of said firm as experts in giving said report.

     The Consolidated Financial Statements of Homegate Hospitality, Inc. at December 31, 1996 and for the period from inception (February 9, 1996) through December 31, 1996, included in this Proxy Statement-Prospectus, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report appearing elsewhere herein, and are included in reliance upon such report given the authority of said firm as experts in accounting and auditing.

                         HOMEGATE STOCKHOLDER PROPOSALS

     If the Merger is not consummated, Homegate will hold a 1998 Annual Meeting of Stockholders. As noted in Homegate's proxy statement relating to the 1997 Annual Meeting of Stockholders, any stockholder proposals intended to be presented at Homegate's 1998 Annual Meeting of Stockholders, if the Merger is not consummated prior thereto, must have been received by Homegate on or before December 1, 1997 to be eligible for inclusion in the Proxy Statement and form of proxy to be distributed by the Homegate Board of Directors in connection with such meeting.

                       INDEX TO FINANCIAL STATEMENTS AND
                          FINANCIAL STATEMENT SCHEDULE

                                                                                        PAGE
                                                                                        ----
PRIME HOSPITALITY CORP. AND SUBSIDIARIES
Consolidated Financial Statements:
  Balance Sheets at December 31, 1996 and June 30, 1997 (Unaudited)...................  F-2
  Statements of Income (Unaudited) for the Six Months Ended June 30, 1996 and June 30,
     1997.............................................................................  F-3
  Statements of Cash Flows (Unaudited) for the Six Months Ended June 30, 1996 and June
     30, 1997.........................................................................  F-4
  Notes to Interim Consolidated Financial Statements..................................  F-5
Report of Independent Public Accountants..............................................  F-8
  Balance Sheets at December 31, 1995 and 1996........................................  F-9
  Statements of Income for the Years Ended December 31, 1994, 1995 and 1996...........  F-10
  Statements of Stockholders' Equity for the Years Ended December 31, 1994, 1995 and
     1996.............................................................................  F-11
  Statements of Cash Flows for the Years Ended December 31, 1994, 1995 and 1996.......  F-12
  Notes to Consolidated Financial Statements..........................................  F-13

     Other schedules are omitted because of the absence of conditions under which they are required or because the required information is given in the consolidated financial statements or notes thereto.

     Separate financial statements of 50% or less owned entities accounted for by the equity method have been omitted because such entities considered in the aggregate as a single subsidiary would not constitute a significant subsidiary.

                                                                                        PAGE
                                                                                        -----
HOMEGATE HOSPITALITY, INC.
Financial Statements and Schedule:
  Consolidated Balance Sheets at June 30, 1997 (Unaudited) and December 31, 1996......   F-28
  Consolidated Statements of Operations (Unaudited) for the Three and Six Months Ended
     June 30, 1997 and June 30, 1996..................................................   F-29
  Consolidated Statements of Cash Flows (Unaudited) for the Six Months Ended June 30,
     1997 and June 30, 1996...........................................................   F-30
  Notes to Consolidated Financial Statements..........................................   F-31
Report of Independent Auditors........................................................   F-34
  Consolidated Balance Sheet at December 31, 1996.....................................   F-35
  Consolidated Statement of Operations for the Period from Inception (February 9,
     1996) through December 31, 1996..................................................   F-36
  Consolidated Statement of Changes in Stockholders' Equity for the Period from
     Inception (February 9, 1996) through December 31, 1996...........................   F-37
  Consolidated Statement of Cash Flows for the Period from Inception (February 9,
     1996) through December 31, 1996..................................................   F-38
  Notes to Financial Statements.......................................................   F-39
Schedule III -- Real Estate Investments and Accumulated Depreciation -- December 31,
  1996................................................................................   F-46

                    PRIME HOSPITALITY CORP. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                      DECEMBER 31, 1996 AND JUNE 30, 1997
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                     DECEMBER 31,      JUNE 30,
                                                                         1996            1997
                                                                     ------------     -----------
                                                                                      (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents........................................    $ 15,997        $  78,762
  Marketable securities available for sale.........................         238              238
  Restricted cash..................................................       2,637               --
  Accounts receivable, net of reserves.............................      12,653           16,738
  Current portion of mortgages and notes receivable................       1,338            2,622
  Other current assets.............................................      11,228           13,390
                                                                       --------         --------
          Total current assets.....................................      44,091          111,750
Property, equipment and leasehold improvements, net of accumulated
  depreciation and amortization....................................     695,253          812,367
Mortgages and notes receivable, net of current portion.............      24,195           19,858
Other assets.......................................................      22,559           28,425
                                                                       --------         --------
          Total Assets.............................................    $786,098        $ 972,400
                                                                       ========         ========
     LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current portion of debt..........................................    $  3,419        $   3,083
  Other current liabilities........................................      45,887           50,714
                                                                       --------         --------
          Total current liabilities................................      49,306           53,797
Long-term debt, net of current portion.............................     298,875          457,912
Other liabilities..................................................      18,022           16,538
                                                                       --------         --------
          Total liabilities........................................     366,203          528,247
                                                                       --------         --------
Commitments and contingencies
Stockholders' equity:
  Preferred stock, par value $.10 per share;
     20,000,000 shares authorized; none issued.....................          --               --
  Common stock, par value $.01 per share; 75,000,000 shares
     authorized; 39,804,917 and 40,378,502 shares issued and
     outstanding at December 31, 1996 and June 30, 1997,
     respectively..................................................         398              404
  Capital in excess of par value...................................     338,825          342,425
  Retained earnings................................................      80,672          102,362
  Treasury stock...................................................          --           (1,038)
                                                                       --------         --------
     Total stockholders' equity....................................     419,895          444,153
                                                                       --------         --------
          Total Liabilities and Stockholders' Equity...............    $786,098        $ 972,400
                                                                       ========         ========

      See Accompanying Notes to Interim Consolidated Financial Statements.

                    PRIME HOSPITALITY CORP. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME
                                  (UNAUDITED)
               THREE AND SIX MONTHS ENDED JUNE 30, 1996 AND 1997
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                     THREE MONTHS ENDED        SIX MONTHS ENDED
                                                          JUNE 30,                 JUNE 30,
                                                     -------------------     --------------------
                                                      1996        1997        1996         1997
                                                     -------     -------     -------     --------
Revenues:
  Lodging..........................................  $52,274     $66,485     $94,248     $124,606
  Food and beverage................................   11,456      11,257      19,479       20,706
  Management and other fees........................    1,791       1,975       3,484        3,136
  Interest on mortgages and notes receivable.......    1,023       1,574       3,704        3,303
  Business interruption insurance..................    2,891       1,376       6,629        6,366
  Rental and other.................................      458         740         962        1,370
                                                     -------     -------     -------     --------
          Total revenues...........................   69,893      83,407     128,506      159,487
                                                     -------     -------     -------     --------
Costs and expenses:
  Direct hotel operating expenses:
     Lodging.......................................   13,526      15,746      24,150       30,476
     Food and beverage.............................    8,675       7,691      15,589       15,656
     Selling and general...........................   15,734      15,604      29,743       32,593
  Occupancy and other operating....................    4,102       5,712       7,584       11,256
  General and administrative.......................    4,538       5,130       8,757       10,105
  Depreciation and amortization....................    6,228       7,681      11,102       15,101
                                                     -------     -------     -------     --------
          Total costs and expenses.................   52,803      57,564      96,925      115,187
                                                     -------     -------     -------     --------
Operating income...................................   17,090      25,843      31,581       44,300
Investment income..................................      856       1,396       2,121        1,627
Interest expense...................................   (6,008)     (7,530)    (12,209)     (11,760)
Other income.......................................       --       1,858       3,432        1,858
                                                     -------     -------     -------     --------
Income before income taxes and extraordinary          11,938      21,567      24,925       36,025
  items............................................
Provision for income taxes.........................    4,775       8,627       9,970       14,410
                                                     -------     -------     -------     --------
Income before extraordinary items..................    7,163      12,940      14,955       21,615
Extraordinary items -- Gains on discharges of             27          53         176           75
  indebtedness (net of income taxes)...............
                                                     -------     -------     -------     --------
Net income.........................................  $ 7,190     $12,993     $15,131     $ 21,690
                                                     =======     =======     =======     ========
Earnings per common share:
Primary:
  Income before extraordinary items................  $   .22     $   .31     $   .45     $    .52
  Extraordinary items..............................       --          --         .01           --
                                                     -------     -------     -------     --------
Net earnings.......................................  $   .22     $   .31     $   .46     $    .52
                                                     =======     =======     =======     ========
Fully diluted:
  Income before extraordinary items................  $   .20     $   .28     $   .42     $    .48
  Extraordinary items..............................       --          --          --           --
                                                     -------     -------     -------     --------
Net earnings.......................................  $   .20     $   .28     $   .42     $    .48
                                                     =======     =======     =======     ========

      See Accompanying Notes to Interim Consolidated Financial Statements.

                    PRIME HOSPITALITY CORP. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)
                    SIX MONTHS ENDED JUNE 30, 1996 AND 1997
                                 (IN THOUSANDS)

                                                                          SIX MONTHS ENDED
                                                                              JUNE 30,
                                                                       -----------------------
                                                                         1996          1997
                                                                       ---------     ---------
Cash flows from operating activities:
  Net income.........................................................  $  15,131     $  21,690
  Adjustments to reconcile net income to net cash provided by operating activities:
     Depreciation and amortization...................................     11,102        15,101
     Amortization of deferred financing costs........................        685         1,319
     Business interruption insurance revenue.........................     (6,629)       (6,366)
     Utilization of net operating loss carryforwards.................      4,131         1,824
     Gain on settlement of a note receivable.........................     (1,771)           --
     Gains on discharges of indebtedness.............................       (293)         (125)
     Gain on disposal of assets......................................     (2,879)       (1,858)
     Increase (decrease) from changes in other operating assets and liabilities:
       Accounts receivable...........................................     (1,571)       (4,084)
       Other current assets..........................................      1,901        (2,883)
       Other liabilities.............................................      5,043         7,574
                                                                       ---------     ---------
          Net cash provided by operating activities..................     24,850        32,192
                                                                       ---------     ---------
Cash flows from investing activities:
  Net proceeds from mortgages and notes receivable...................      8,407           509
  Disbursements for mortgages and notes receivable...................       (800)           --
  Proceeds from sales of property, equipment and leasehold
     improvements....................................................      3,706        25,614
  Purchases of property, equipment and leasehold improvements........   (142,256)     (153,020)
  Proceeds from insurance settlement.................................         --         2,500
  Decrease in restricted cash........................................      5,875         2,637
  Proceeds from sales of marketable securities.......................     10,752            --
  Proceeds from retirement of debt securities........................      1,068           800
  Other..............................................................      1,302          (415)
                                                                       ---------     ---------
          Net cash used in investing activities......................   (111,946)     (121,375)
                                                                       ---------     ---------
Cash flows from financing activities:
  Net proceeds from issuance of debt.................................    152,992       260,003
  Payments of debt...................................................    (75,233)     (108,799)
  Proceeds from the exercise of stock options and warrants...........        449           744
                                                                       ---------     ---------
          Net cash provided by financing activities..................     78,208       151,948
                                                                       ---------     ---------
  Net increase (decrease) in cash and cash equivalents...............     (8,888)       62,765
  Cash and cash equivalents at beginning of period...................     49,533        15,997
                                                                       ---------     ---------
  Cash and cash equivalents at end of period.........................  $  40,645     $  78,762
                                                                       =========     =========

      See Accompanying Notes to Interim Consolidated Financial Statements.

                    PRIME HOSPITALITY CORP. AND SUBSIDIARIES

               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)

NOTE 1 -- BASIS OF PRESENTATION

     In the opinion of management, the accompanying interim unaudited consolidated financial statements of Prime Hospitality Corp. and subsidiaries (the "Company") contain all material adjustments, consisting of normal recurring adjustments, necessary to present fairly the financial position of the Company as of June 30, 1997 and the results of its operations for the three and six months ended June 30, 1996 and 1997 and cash flows for the six months ended June 30, 1996 and 1997.

     The consolidated financial statements for the three and six months ended June 30, 1996 and 1997 were prepared on a consistent basis with the audited consolidated financial statements for the year ended December 31, 1996. Certain reclassifications have been made to the June 30, 1996 consolidated financial statements to conform them to the June 30, 1997 presentation.

     The consolidated results of operations for the three and six months ended June 30, 1997 are not necessarily indicative of the results to be expected for the full year. These interim unaudited consolidated financial statements should be read in conjunction with the audited consolidated financial statements included in the Company's Annual Report on Form 10-K for the year ended December 31, 1996.

NOTE 2 -- ACQUISITIONS

     In February 1997, the Company acquired the Monroe Township, NJ Holiday Inn for approximately $11.2 million in cash. The acquisition was accounted for as a purchase and, accordingly, the revenues and expenses have been included in reported results from the date of acquisition. If these operations had been included in the consolidated financial statements since January 1, 1997, reported results would not have been materially different.

NOTE 3 -- DEBT

     In March 1997, the Company issued $200.0 million of 9-3/4% Senior Subordinated Notes due 2007 ("Senior Subordinated Notes") in reliance upon Rule 144A under the Securities Act of 1933, as amended. Interest on the notes is paid semi-annually on April 1 and October 1. The notes are unsecured obligations of the Company and contain certain covenants including limitations on the incurrence of debt, dividend payments, certain investments, transactions with affiliates, asset sales and mergers and consolidations. These notes are redeemable, in whole or in part, at the option of the Company on or after April 1, 2002 at premiums to principal which decline on each anniversary date. The Company utilized a portion of the proceeds to pay $101.1 million of debt and intends to utilize the remainder to finance its AmeriSuites expansion.

     The Company established a revolving credit facility (the "Revolving Credit Facility") in 1996 with a group of financial institutions providing for availability of funds up to the lesser of $100.0 million and a borrowing base determined under the agreement. The Revolving Credit Facility is secured by certain of the Company's hotels with recourse to the Company. The Revolving Credit Facility bears interest at LIBOR plus 2.25% and is available through June 2001. During the three months ended March 31, 1997, the Company borrowed $67.5 million under the Revolving Credit Facility and proceeds were used primarily for the development of AmeriSuites hotels. In March 1997, the Company repaid the outstanding borrowings under the Revolving Credit Facility with the proceeds from the issuance of the Senior Subordinated Notes. As of June 30, 1997, the Company has borrowing availability of $100.0 million under the Revolving Credit Facility.

NOTE 4 -- EARNINGS PER COMMON SHARE

     Primary earnings per common share was computed based on the weighted average number of common shares and common share equivalents (dilutive stock options and warrants) outstanding during each period.

                    PRIME HOSPITALITY CORP. AND SUBSIDIARIES

The weighted average number of common shares used in computing primary earnings per share was 33.2 million and 41.8 million for the three months ended June 30, 1996 and 1997, respectively, and 33.0 million and 41.8 million for the six months ended June 30, 1996 and 1997, respectively.

     Fully diluted earnings per share, in addition to the adjustments for primary earnings per share, reflects the elimination of interest expense and the issuance of additional common shares from the assumed conversion of the 7% convertible subordinated notes from their issuance in April 1995. The weighted average number of common shares used in computing fully diluted earnings per share was 40.5 million and 49.2 million for the three months ended June 30, 1996 and 1997, respectively, and 40.5 million and 49.1 million for the six months ended June 30, 1996 and 1997, respectively.

     In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings per Share" ("SFAS 128"). Under SFAS 128, primary earnings per share will be replaced by basic earnings per share which will exclude the dilutive effect of stock options and warrants. In addition, fully diluted earnings per share will be called diluted earnings per share and will include a change in applying the treasury stock method.

     The Company is required to adopt SFAS 128 for the year ended December 31, 1997 and to restate all prior periods. The Company believes that adoption of SFAS 128 will increase reported primary earnings per share and will have no impact on fully diluted earnings per share.

NOTE 5 -- BUSINESS INTERRUPTION INSURANCE REVENUE

     In September 1995, the Company-owned Marriott's Frenchman's Reef Hotel (the "Frenchman's Reef") in St. Thomas, U.S. Virgin Islands suffered damage when Hurricane Marilyn struck the U.S. Virgin Islands. The Company and its insurance carrier settled the Company's property and business interruption insurance claim with respect to the Frenchman's Reef for $25.0 million. In July 1996, the Company received the final installment under its settlement, bringing the net proceeds to $22.8 million, net of deductibles, for which the Company provided a reserve of $2.2 million in 1995. In addition, in July 1996, Hurricane Bertha struck the island and caused further damage to the hotel. The Company is currently reviewing its claim for property damage with its insurance carrier and is in the process of preparing a claim under its business interruption insurance with regard to Hurricane Bertha.

     Although the Company continued to operate the hotel through March 31, 1997, the impact of the hurricanes has caused operating profits to decline from prior years' levels. In addition to recording the operating revenues and expenses of the Frenchman's Reef, the Company also recorded business interruption insurance revenue of $2.9 million and $1.4 million for the three months ended June 30, 1996 and 1997, respectively, and $6.6 million and $6.4 million for the six months ended June 30, 1996 and 1997, respectively. The 1997 amount includes an estimated recovery of insurance proceeds arising out of Hurricane Bertha.

     The Company has begun the redevelopment of the Frenchman's Reef. Redevelopment plans provide for significant hurricane-related renovations and certain enhancements. Due to the extent of the renovations, the Company closed the hotel on April 1, 1997 and plans to reopen it in December 1997.

NOTE 6 -- INTEREST EXPENSE

     The Company capitalized $1.7 million and $3.7 million, for the three months ended June 30, 1996 and 1997, respectively, and $3.0 million and $7.4 million for the six months ended June 30, 1996 and 1997 respectively, of interest related to borrowings used to finance hotel construction. Also included in interest expense is the amortization of deferred financing fees of $312,000 and $755,000, for the three months ended June 30, 1996 and 1997, respectively, and $685,000 and $1.3 million for the six months ended June 30, 1996 and 1997, respectively.

                    PRIME HOSPITALITY CORP. AND SUBSIDIARIES

NOTE 7 -- OTHER INCOME

     Other income consists of items which are not considered part of the Company's recurring operations. For the six months ended June 30, 1996, other income consisted of a gain on the settlement of a note receivable of $1.8 million and a gain on the sale of a hotel of $1.6 million. For the six months ended June 30, 1997, other income consisted of a net gain on property transactions of $1.9 million.

NOTE 8 -- TREASURY STOCK

     In connection with the exercise of certain stock options, the Company re-acquired 50,039 shares of its common stock.

NOTE 9 -- SUBSEQUENT EVENT

     On July 25, 1997, the Company entered into an agreement to merge with Homegate Hospitality, Inc. ("Homegate"), a provider of mid-price extended-stay hotels. Under this agreement, the Company will issue approximately 6.5 million shares of common stock based upon a fixed exchange ratio of 0.6073 per share of the Company's common stock for each of the approximately 10.7 million outstanding shares of Homegate. The transaction is expected to be accounted for as a pooling of interests. The merger agreement is subject to the approval of the shareholders of Homegate and other customary terms and conditions and is expected to be completed in the fourth quarter of 1997.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and
  Stockholders of Prime Hospitality Corp.:

     We have audited the accompanying consolidated balance sheets of Prime Hospitality Corp. (a Delaware corporation) and subsidiaries ("the Company") as of December 31, 1995 and 1996 and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Prime Hospitality Corp. and subsidiaries as of December 31, 1995 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.

                                          ARTHUR ANDERSEN LLP

Roseland, New Jersey
January 28, 1997

                    PRIME HOSPITALITY CORP. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 1995 AND 1996
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                           1995         1996
                                                                         --------     --------
                                            ASSETS
Current assets:
  Cash and cash equivalents............................................  $ 49,533     $ 15,997
  Marketable securities available for sale.............................    11,929          238
  Restricted cash......................................................     8,973        2,637
  Accounts receivable, net of reserves of $213 and $420
     in 1995 and 1996, respectively....................................    13,139       12,653
  Current portion of mortgages and notes receivable....................     1,533        1,338
  Other current assets.................................................     8,070       11,228
                                                                         --------     --------
     Total current assets..............................................    93,177       44,091
Property, equipment and leasehold improvements, net of accumulated
  depreciation and amortization........................................   398,201      695,253
Mortgages and notes receivable, net of current portion.................    64,962       24,195
Other assets...........................................................    16,901       22,559
                                                                         --------     --------
     Total Assets......................................................  $573,241     $786,098
                                                                         ========     ========

                             LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current portion of debt..............................................  $  5,731     $  3,419
  Other current liabilities............................................    38,961       45,887
                                                                         --------     --------
     Total current liabilities.........................................    44,692       49,306
Long-term debt, net of current portion.................................   276,920      298,875
Other liabilities......................................................    18,713       18,022
                                                                         --------     --------
     Total liabilities.................................................   340,325      366,203
                                                                         --------     --------
Commitments and contingencies..........................................        --           --
Stockholders' equity:
  Preferred stock, par value $.10 per share; 20,000,000 shares
     authorized; none issued...........................................        --           --
  Common stock, par value $.01 per share; 75,000,000 shares authorized
     31,004,499 and 39,804,917 shares issued and outstanding in 1995
     and 1996, respectively............................................       310          398
  Capital in excess of par value.......................................   183,050      338,825
  Retained earnings....................................................    49,556       80,672
                                                                         --------     --------
     Total stockholders' equity........................................   232,916      419,895
                                                                         --------     --------
          Total Liabilities and Stockholders' Equity...................  $573,241     $786,098
                                                                         ========     ========

          See Accompanying Notes to Consolidated Financial Statements.

                    PRIME HOSPITALITY CORP. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                  YEARS ENDED DECEMBER 31,
                                                             ----------------------------------
                                                               1994         1995         1996
                                                             --------     --------     --------
Revenues:
  Lodging..................................................  $ 88,753     $146,184     $198,947
  Food and beverage........................................    18,090       37,955       41,437
  Management and other fees................................    10,021        8,115        6,729
  Interest on mortgages and notes receivable...............    15,867       11,895        6,090
  Business interruption insurance..........................        --           --       13,562
  Rental and other.........................................     1,572        1,479        2,103
                                                             --------     --------     --------
          Total revenues...................................   134,303      205,628      268,868
                                                             --------     --------     --------
Costs and expenses:
  Direct hotel operating expenses:
     Lodging...............................................    25,490       38,383       51,577
     Food and beverage.....................................    13,886       28,429       32,053
     Selling and general...................................    27,244       49,753       61,789
  Occupancy and other operating............................     9,799       11,763       16,833
  General and administrative...............................    15,089       15,515       17,813
  Depreciation and amortization............................     9,384       15,227       23,632
  Other expense............................................        --        2,200           --
                                                             --------     --------     --------
          Total costs and expenses.........................   100,892      161,270      203,697
                                                             --------     --------     --------
Operating income...........................................    33,411       44,358       65,171

Investment income..........................................     1,966        4,861        4,610
Interest expense...........................................   (14,036)     (22,350)     (22,564)
Other income...............................................     9,089        2,239        4,306
                                                             --------     --------     --------
Income before income taxes and extraordinary items.........    30,430       29,108       51,523
Provision for income taxes.................................    12,172       11,643       20,609
                                                             --------     --------     --------
Income before extraordinary items..........................    18,258       17,465       30,914
Extraordinary items -- gains on discharges of indebtedness
  (net of income taxes of $120, $70 and $135 in 1994, 1995
  and 1996, respectively)..................................       172          104          202
                                                             --------     --------     --------
Net income.................................................  $ 18,430     $ 17,569     $ 31,116
                                                             ========     ========     ========
Earnings per common share:
Primary:
  Income before extraordinary items........................  $    .57     $    .54     $    .85
  Extraordinary items......................................       .01           --           --
                                                             --------     --------     --------
Earnings per common share..................................  $    .58     $    .54     $    .85
                                                             ========     ========     ========
Fully diluted:
  Income before extraordinary items........................  $    .57     $    .54     $    .80
  Extraordinary items......................................       .01           --           --
                                                             --------     --------     --------
Earnings per common share..................................  $    .58     $    .54     $    .80
                                                             ========     ========     ========

          See Accompanying Notes to Consolidated Financial Statements.

                    PRIME HOSPITALITY CORP. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                   COMMON STOCK       CAPITAL IN
                                                -------------------   EXCESS OF    RETAINED
                                                  SHARES     AMOUNT   PAR VALUE    EARNINGS    TOTAL
                                                ----------   ------   ----------   --------   --------
Balance December 31, 1993.....................  29,988,674    $300     $ 157,507   $ 13,557   $171,364
Net income....................................          --      --            --     18,430     18,430
Utilization of net operating loss
  carryforwards...............................          --      --         5,861         --      5,861
Amortization of pre-fresh start tax basis
  differences.................................          --      --         6,954         --      6,954
Federal income tax refund.....................          --      --           200         --        200
Compensation expense related to stock option
  plan........................................          --      --            60         --         60
Proceeds and tax benefits from exercise of
  stock options...............................     216,080       2           640         --        642
Proceeds from exercise of stock warrants......     204,617       2           552         --        554
                                                ----------    ----      --------    -------   --------
Balance December 31, 1994.....................  30,409,371     304       171,774     31,987    204,065
Net income....................................          --      --            --     17,569     17,569
Utilization of net operating loss
  carryforwards...............................          --      --         3,370         --      3,370
Amortization of pre-fresh start tax basis
  differences.................................          --      --         6,167         --      6,167
Compensation expense related to stock option
  plan........................................          --      --            16         --         16
Proceeds and tax benefits from exercise of
  stock options...............................     220,159       2           705         --        707
Proceeds from exercise of stock warrants......     374,969       4         1,018         --      1,022
                                                ----------    ----      --------    -------   --------
Balance December 31, 1995.....................  31,004,499     310       183,050     49,556    232,916
Net income....................................          --      --            --     31,116     31,116
Utilization of net operating loss
  carryforwards...............................          --      --        10,590         --     10,590
Amortization of pre-fresh start tax basis
  differences.................................          --      --         1,243         --      1,243
Compensation expense related to stock option
  plan........................................          --      --             5         --          5
Proceeds from issuance of stock...............   8,250,000      83       141,337         --    141,420
Proceeds and tax benefits from exercise of
  stock options...............................     148,492       1         1,516         --      1,517
Proceeds from exercise of stock warrants......     401,926       4         1,084         --      1,088
                                                ----------    ----      --------    -------   --------
Balance December 31, 1996.....................  39,804,917    $398     $ 338,825   $ 80,672   $419,895
                                                ==========    ====      ========    =======   ========

          See Accompanying Notes to Consolidated Financial Statements.

                    PRIME HOSPITALITY CORP. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                  YEARS ENDED DECEMBER 31,
                                                             ----------------------------------
                                                               1994         1995         1996
                                                             --------     --------     --------
Cash flows from operating activities:
  Net income...............................................  $ 18,430     $ 17,569     $ 31,116
  Adjustments to reconcile net income to net cash provided
     by operating activities:
     Depreciation and amortization.........................     9,427       15,974       25,884
     Utilization of net operating loss carryforwards.......     5,861        3,370       10,590
     Gains on settlements of notes receivable..............    (6,224)        (822)      (1,774)
     Gains on discharges of indebtedness...................      (292)        (174)        (337)
     Gains on sales of assets..............................    (1,099)      (1,957)      (4,349)
     Amortization of pre-fresh start tax basis
       differences.........................................     6,954        6,167        1,243
     Deferred income taxes.................................      (205)       1,557        1,386
     Compensation expense related to stock options.........        60           16            5
  Increase (decrease) from changes in other operating
     assets and liabilities:
     Accounts receivable...................................    (1,945)      (5,320)         486
     Other current assets..................................       127         (887)      (3,158)
     Other liabilities.....................................    (2,760)       3,135        4,844
                                                              -------     --------     ---------
     Net cash provided by operating activities.............    28,334       38,628       65,936
                                                              -------     --------     ---------
Cash flows from investing activities:
  Net proceeds from mortgages and other notes receivable...    36,198       27,603        8,933
  Disbursements for mortgages and notes receivable.........    (1,100)     (12,704)        (800)
  Proceeds from sales of property, equipment and leasehold
     improvements..........................................     1,480        8,167       12,962
  Purchases of property, equipment and leasehold
     improvements..........................................   (48,473)     (74,758)    (101,891)
  Construction of new hotels...............................   (14,549)     (37,518)    (184,566)
  Decrease in restricted cash..............................     1,268          752        6,336
  Proceeds from insurance settlement.......................        --        7,500        1,500
  Proceeds from sales of marketable securities.............     1,116        2,928       15,023
  Purchase of marketable securities........................    (5,885)     (11,520)          --
  Other....................................................    (3,965)         846        1,546
                                                              -------     --------     ---------
     Net cash used in investing activities.................   (33,910)     (88,704)    (240,957)
                                                              -------     --------     ---------
Cash flows from financing activities:
  Net proceeds from issuance of debt.......................    19,026      119,360      182,196
  Payments of debt.........................................   (43,771)     (33,961)    (184,740)
  Proceeds from the exercise of stock options and
     warrants..............................................     1,196        1,729        2,605
  Proceeds from issuance of common stock...................        --           --      141,420
  Other....................................................        80          (43)           4
                                                              -------     --------     ---------
     Net cash provided by (used in) financing activities...   (23,469)      87,085      141,485
                                                              -------     --------     ---------
Net increase (decrease) in cash and cash equivalents.......   (29,045)      37,009      (33,536)
Cash and cash equivalents at beginning of period...........    41,569       12,524       49,533
                                                              -------     --------     ---------
Cash and cash equivalents at end of period.................  $ 12,524     $ 49,533     $ 15,997
                                                              =======     ========     =========

          See Accompanying Notes to Consolidated Financial Statements.

                    PRIME HOSPITALITY CORP. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 1994, 1995 AND 1996

NOTE 1 -- BUSINESS OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

BUSINESS ACTIVITIES

     Prime Hospitality Corp. (the "Company") is a hotel owner/operator with a portfolio of 108 hotels, as of February 28, 1997, located in 25 states and the
U. S. Virgin Islands. The Company owns and operates 95 hotels and manages the remaining 13 hotels for third parties. The Company operates its hotels under its proprietary AmeriSuites and Wellesley Inns brand names and under franchise agreements with national hotel chains including Marriott, Radisson, Sheraton, Crowne Plaza, Holiday Inn, Ramada and Howard Johnson.

BASIS OF PRESENTATION

     The Company emerged from the Chapter 11 reorganization proceeding of its predecessor, Prime Motor Inns, Inc. and certain of its subsidiaries ("PMI"), which consummated its Plan of Reorganization ("the Plan") on July 31, 1992.

     Pursuant to the American Institute of Certified Public Accountant's Statement of Position 90-7, "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code" ("SOP 90-7"), the Company adopted fresh start reporting as of July 31, 1992. Under fresh start reporting, the reorganization value of the entity was allocated to the reorganized Company's assets on the basis of the purchase method of accounting. The reorganization value (the approximate fair value) of the assets of the emerging entity was determined by consideration of many factors and various valuation methods, including discounted cash flows and price/earnings and other applicable ratios believed by management to be representative of the Company's business and industry. Liabilities were recorded at face values, which approximate the present values of amounts to be paid determined at appropriate interest rates. Under fresh start reporting, the consolidated balance sheet as of July 31, 1992 became the opening consolidated balance sheet of the emerging Company.

PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of the Company and all of its majority-owned subsidiaries. All material intercompany accounts and transactions have been eliminated in consolidation.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH EQUIVALENTS

     Cash equivalents are highly liquid unrestricted investments with a maturity of three months or less when acquired.

MARKETABLE SECURITIES

     Marketable securities consist primarily of commercial paper and other corporate debt and equity securities which mature or are available for sale within one year. Marketable securities are valued at current market value, which approximates cost.

                    PRIME HOSPITALITY CORP. AND SUBSIDIARIES

RESTRICTED CASH

     Restricted cash consists primarily of highly liquid investments that serve as collateral for debt obligations due within one year.

MORTGAGES AND NOTES RECEIVABLE

     Mortgages and notes receivable are reflected at their fair value as of July 31, 1992, adjusted for payments and other advances since that date. The amount of interest income recognized on mortgages and notes receivable is generally based on the stated interest rate and the carrying value of the notes. The Company has a number of subordinated or junior mortgages which remit payment based on hotel cash flow. Because there was substantial doubt that the Company would recover any value, these mortgages were assigned no value in the Company's consolidated financial statements when the Company adopted fresh-start reporting on July 31, 1992. Interest on cash flow mortgages and delinquent loans is generally recognized when cash is received.

     In 1995, the Company adopted Statement of Financial Accounting Standards ("SFAS") 114, "Accounting by Creditors for Impairment of a Loan (SFAS 114)" and SFAS 118, "Accounting by Creditors for Impairment of a Loan -- Income Recognition and Disclosures (SFAS 118)." Following these standards, the Company measures impairment of a loan based on the present value of expected future cash flows (net of estimated costs to sell) discounted at the loan's effective interest rate. Impairment can also be measured based on a loan's observable market price or the fair value of collateral, if the loan is collateral dependent. If the measure of the impaired loan is less than the recorded investment in the loan, the Company will establish a valuation allowance, or adjust existing valuation allowances, with a corresponding charge or credit to operations. Based upon its evaluation, the Company determined that no impairment had occurred as of December 31, 1996.

PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

     Property, equipment and leasehold improvements that the Company intends to continue to operate are stated at their fair market value as of July 31, 1992 plus the cost of acquisitions subsequent to that date less accumulated depreciation and amortization from August 1, 1992. Provision is made for depreciation and amortization using the straight-line method over the estimated useful lives of the assets. Properties identified for disposal are stated at their estimated net realizable value.

     During 1995, the Company adopted SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of (SFAS 121)". Following this standard, the Company evaluates whether impairment has occurred at each of its properties based upon the future cash flows (undiscounted and before interest charges) as compared to the carrying value of the property. Based upon its evaluation as of December 31, 1996, the Company has determined that no impairment has occurred.

OTHER ASSETS

     Other assets consist primarily of deferred issuance costs related to the Company's debt obligations. Deferred issuance costs are amortized over the respective terms of the loans using the effective interest method.

SELF-INSURANCE PROGRAMS

     The Company uses an incurred loss retrospective insurance plan for general and auto liability and workers' compensation. Predetermined loss limits have been arranged with insurance companies to limit the Company's per occurrence and aggregate cash outlay.

                    PRIME HOSPITALITY CORP. AND SUBSIDIARIES

     The Company maintains a self-insurance program for major medical and hospitalization coverage for employees and dependents which is partially funded by payroll deductions. Payments for major medical and hospitalization below specified aggregate annual amounts are self-insured by the Company. Claims for benefits in excess of these amounts are covered by insurance purchased by the Company.

     Provisions have been made in the consolidated financial statements which represent the expected future payments based on the estimated ultimate cost for incidents incurred through the balance sheet date.

INCOME TAXES

     The Company and its subsidiaries file a consolidated Federal income tax return. For financial reporting purposes, the Company follows SFAS No. 109 "Accounting for Income Taxes". In accordance with SFAS 109, as well as SOP 90-7, income taxes have been provided at statutory rates in effect during the period. Tax benefits associated with net operating loss carryforwards and other temporary differences that existed at the time fresh start reporting was adopted are reflected as a contribution to stockholders' equity in the period in which they are realized.

EARNINGS PER COMMON SHARE

     Primary earnings per share is computed based on the weighted average number of common shares and common share equivalents (dilutive stock options and warrants) outstanding during each year. The weighted average number of common shares used in computing primary earnings per share was 32,022,000, 32,461,000 and 36,501,000 for the years ended December 31, 1994, 1995 and 1996, respectively.

     Fully diluted earnings per share, in addition to the adjustments for primary earnings per share, reflects the elimination of interest expense and the issuance of additional common shares from the assumed conversion of the 7% Convertible Subordinated Notes from their issuance in April 1995. The weighted average number of common shares used in computing fully diluted earnings per share was 37,423,000 and 43,794,000 for the years ended December 31, 1995 and 1996, respectively.

PRE-OPENING COSTS

     Non-capital expenditures incurred prior to opening new or renovated hotels such as payroll and operating supplies are deferred and expensed within one year after opening. Pre-opening costs charged to expense were $86,000, $364,000 and $1.3 million for the years ended December 31, 1994, 1995 and 1996. As of December 31, 1996, $2.1 million of pre-opening costs are included in other current assets.

INTEREST RATE AGREEMENTS

     The Company has an interest rate swap agreement with a major financial institution which reduces the Company's exposure to interest rate fluctuations on its variable rate debt. The accounting treatment for this agreement is to accrue net interest to be received or to be paid as an adjustment to interest expense as incurred.

     The Company has an interest rate hedge agreement with a major financial institution which terminates in April 1997 to reduce its interest rate exposure on the anticipated financing of its development program in 1997. Gains or losses resulting from this hedge will be deferred and amortized to interest expense over the life of the anticipated obligation.

RECLASSIFICATIONS

     Certain reclassifications have been made to the December 31, 1994 and 1995 consolidated financial statements to conform them to the December 31, 1996 presentation.

                    PRIME HOSPITALITY CORP. AND SUBSIDIARIES

NOTE 2 -- HOTEL ACQUISITIONS

     On March 6, 1996, the Company acquired 18 hotels consisting of 16 Wellesley Inns and two other limited-service hotels for approximately $65.1 million in cash. The acquisition enabled the Company to establish full control over its proprietary Wellesley Inns brand, with all 28 Wellesley Inns now owned and operated by the Company. The acquisition price was comprised of approximately $60.4 million to purchase the first mortgages on the 18 hotels, with a face value of approximately $70.5 million, and $4.7 million to purchase the interests of the three partnerships which owned the hotels. Approximately $1.9 million of the total purchase price was paid to a partnership in which a general partner is a related party. In connection with the transaction, the Company also terminated its management agreements and junior subordinated mortgages related to the 18 hotels. In September 1996, the Company acquired the Ramada Plaza Suite in Secaucus, NJ and repositioned the hotel as a Radisson Suite Hotel. The acquisition price was $16.5 million, which included the assumption of $12.2 million of debt.

     The 1996 acquisitions have been accounted for as purchases and, accordingly, the revenues and expenses of those hotels have been included in reported results from the date of acquisition. If these operations had been included in the consolidated financial statements since January 1, 1996, reported results would not have been materially different.

     In March 1995, the Company acquired the option of ShoLodge, Inc. ("ShoLodge") to purchase a 50% interest in eleven of the Company's AmeriSuites hotels and also acquired the remaining AmeriSuites hotel not already owned by the Company. In 1993, the Company and its wholly-owned subsidiary, Suites of America, Inc. ("SOA") entered into agreements with ShoLodge, a company controlled by a former director, designed to further the growth of its AmeriSuites hotels from the six hotels owned by the Company at that time. Pursuant to these agreements, (I) ShoLodge agreed to build and finance six additional AmeriSuites hotels and received an option to purchase a 50% interest in SOA and (ii) the Company received an option pursuant to which it could require ShoLodge to purchase a 50% interest in SOA. The exercise of the option by ShoLodge was scheduled to occur in January 1995, when the Company and ShoLodge began to negotiate the Company's buyout of ShoLodge's option. The consideration payable by the Company was based upon the fair market value of the properties. The consideration totaled $19.7 million and was comprised of (I) $16.1 million in cash, which was paid in 1995, plus (ii) $18.5 million in notes maturing in 1997, less (iii) $14.9 million of existing debt on five hotels, which was forgiven at face value. The transaction resulted in a net increase of approximately $3.6 million of long-term debt. No gain or loss was recorded on the forgiveness of debt. As a result of this transaction, the Company assumed management of these hotels.

     In August 1995, the Company entered into an agreement to purchase four Bradbury Suites hotels for $18.7 million. The hotels, comprising 447 rooms, were subsequently converted to the Company's proprietary AmeriSuites brand. In August 1995, the Company also purchased the 149 room all-suite St. Tropez Hotel and Shopping Center in Las Vegas for $15.2 million. Revenues and expenses from these transactions have been included in reported results from the date of acquisition. If these operations had been included in the consolidated financial statements for the full year, reported results would not have been materially different.

NOTE 3 -- CASH AND CASH EQUIVALENTS

     Cash and cash equivalents are comprised of the following (in thousands):

                                                                      DECEMBER 31,
                                                                   -------------------
                                                                    1995        1996
                                                                   -------     -------
        Cash.....................................................  $ 4,312     $ 5,079
        Commercial paper and other cash equivalents..............   45,221      10,918
                                                                   -------     -------
                  Totals.........................................  $49,533     $15,997
                                                                   =======     =======

                    PRIME HOSPITALITY CORP. AND SUBSIDIARIES

NOTE 4 -- MARKETABLE SECURITIES

     Marketable securities are comprised of the following (in thousands):

                                                                       DECEMBER 31,
                                                                     ----------------
                                                                      1995       1996
                                                                     -------     ----
        Equity securities..........................................  $ 3,796     $238
        Corporate debt securities..................................    8,133       --
                                                                     -------     ----
                  Totals...........................................  $11,929     $238
                                                                     =======     ====

     During 1996, the Company realized $1.8 million in gains on sales of marketable securities which is included in investment income.

NOTE 5 -- OTHER CURRENT ASSETS/LIABILITIES

     Other current assets consist of the following (in thousands):

                                                                       DECEMBER 31,
                                                                    ------------------
                                                                     1995       1996
                                                                    ------     -------
        Hotel inventories.........................................  $2,686     $ 4,762
        Pre-opening expense.......................................     261       2,088
        Accrued interest receivable...............................   2,803       2,082
        Prepaid expense...........................................   1,616       1,868
        Other.....................................................     704         428
                                                                    ------     -------
                  Totals..........................................  $8,070     $11,228
                                                                    ======     =======

     Other current liabilities consist of the following (in thousands):

                                                                      DECEMBER 31,
                                                                   -------------------
                                                                    1995        1996
                                                                   -------     -------
        Accounts payable.........................................  $ 4,717     $ 5,990
        Construction payables....................................    2,223       6,643
        Interest.................................................    3,616       7,734
        Accrued payroll and related benefits.....................    3,151       4,590
        Accrued expenses.........................................    4,303       4,944
        Insurance reserves.......................................    6,007       7,146
        Hurricane damage reserve.................................    8,718       2,438
        Other....................................................    6,226       6,402
                                                                   -------     -------
                  Totals.........................................  $38,961     $45,887
                                                                   =======     =======

                    PRIME HOSPITALITY CORP. AND SUBSIDIARIES

NOTE 6 -- MORTGAGES AND NOTES RECEIVABLE

     Mortgages and notes receivable are comprised of the following (in thousands):

                                                                      DECEMBER 31,
                                                                   -------------------
                                                                    1995        1996
                                                                   -------     -------
        Properties operated by the Company(a)....................  $57,171     $22,194
        Other(b).................................................    9,324       3,339
                                                                   -------     -------
                  Total..........................................   66,495      25,533
        Less current portion.....................................   (1,533)     (1,338)
                                                                   -------     -------
        Long-term portion........................................  $64,962     $24,195
                                                                   =======     =======

---------------
(a) At December 31, 1996, the Company is the holder of mortgage notes receivable with a book value of $8.6 million secured primarily by two hotel properties operated by the Company under management agreements and $13.6 million in mortgages secured primarily by four properties operated under lease agreements. These notes bear interest at rates ranging from 8.0% to 13.5% and mature through 2015. The mortgages were derived from the sales of hotel properties.

    The loans secured by hotel properties operated under management agreements pay interest and principal based upon available cash and include a participation in the future excess cash flow of such hotel properties. One of these mortgages has been structured to include a "senior portion" featuring defined payment terms, and a "junior portion" payable annually based on cash flow.

    In addition to the mortgage positions referred to above, the Company holds junior or cash flow mortgages and subordinated interests on six other hotel properties operated by the Company under management agreements. Pursuant to these mortgage agreements, the Company is entitled to receive the majority of excess cash flow generated by these hotel properties and to participate in any future sales proceeds. With regard to these properties, third parties hold significant senior mortgages. The junior mortgages mature on various dates from 1999 through 2002.

    In accordance with the adoption of fresh start reporting under SOP 90-7, no value was assigned to the junior portions of the notes or the junior mortgages and subordinated interests on the other hotels as there was substantial doubt at the time of valuation that the Company would recover any of their value. As a result, interest income on these junior or cash flow mortgages is recognized when cash is received. During 1994, 1995 and 1996, the Company recognized $2.0 million, $2.0 million and $2.9 million, respectively, of interest income related to these mortgages. Future recognition of interest income on these mortgages is dependent primarily upon the net cash flow of the underlying hotels after debt service, which is senior to the Company's junior positions.

(b) Other notes receivable currently bear interest at effective rates ranging from 4.0% to 10.0%, mature through 2011 and are secured primarily by hotel properties not currently managed by the Company.

                    PRIME HOSPITALITY CORP. AND SUBSIDIARIES

NOTE 7 -- PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

     Property, equipment and leasehold improvements consist of the following (in thousands):

                                                             DECEMBER 31,
                                                         ---------------------      YEARS OF
                                                           1995         1996       USEFUL LIFE
                                                         --------     --------     -----------
    Land and land leased to others(a)..................  $ 69,765     $119,654
    Hotels.............................................   246,278      387,631       20 to 40
    Furniture, fixtures and autos......................    67,001      103,899        3 to 10
    Leasehold improvements.............................    26,038       58,340        3 to 40
    Construction in progress...........................    22,667       78,266
                                                         --------     --------
         Sub-total.....................................   431,749      747,790
    Less accumulated depreciation and amortization.....   (33,548)     (52,537)
                                                         --------     --------
              Totals...................................  $398,201     $695,253
                                                         ========     ========

---------------
(a) Included in land at December 31, 1995 and 1996 was $8.9 million and $32.7 million, respectively, of land associated with hotels under construction.

     At December 31, 1996, the Company was the lessor of land and certain restaurant facilities in Company-owned hotels with an approximate aggregate book value of $5.4 million pursuant to noncancelable operating leases expiring on various dates through 2013. Minimum future rentals under such leases are $7.4 million, of which $3.7 million is scheduled to be received in the aggregate during the five-year period ending December 31, 2001.

     Depreciation and amortization expense on property, equipment and leasehold improvements was $9.3 million, $14.8 million and $22.0 million for the years ended December 31, 1994, 1995 and 1996, respectively.

     During the years ended December 31, 1994, 1995 and 1996, the Company capitalized $.8 million, $2.6 million and $7.5 million, respectively, of interest related to borrowings used to finance hotel construction.

NOTE 8 -- DEBT

     Debt consists of the following (in thousands):

                                                                     DECEMBER 31,
                                                                 ---------------------
                                                                   1995         1996
                                                                 --------     --------
        9.25% First Mortgage Notes(a)..........................  $     --     $120,000
        Revolving Credit Facility(b)...........................        --       12,500
        7% Convertible Subordinated Notes(c)...................    86,250       86,250
        Mortgages and other notes payable(d)...................   158,904       71,414
        10% Senior Secured Notes(e)............................    30,374       10,867
        Capitalized lease obligations(f).......................     7,123        1,263
                                                                 --------     --------
        Total debt.............................................   282,651      302,294
        Less current maturities................................    (5,731)      (3,419)
                                                                 --------     --------
        Long-Term debt, net of current portion.................  $276,920     $298,875
                                                                 ========     ========

---------------
(a) On January 23, 1996, the Company issued $120 million of 9.25% First Mortgage Notes due 2006. Interest on the notes is payable semi-annually on January 15 and July 15. The notes are secured by 15 hotels and contain certain covenants including limitations on the incurrence of debt, dividend payments, certain

                    PRIME HOSPITALITY CORP. AND SUBSIDIARIES investments, transactions with affiliates, asset sales and mergers and consolidations. These notes are redeemable, in whole or in part, at the option of the Company after January 15, 2001 at premiums to principal which decline on each anniversary date. The Company utilized a portion of the proceeds to pay down $51.6 million of debt.

(b) On June 28, 1996, the Company established a revolving credit facility (the "Revolving Credit Facility") with a group of financial institutions providing for availability of funds up to the lesser of $100 million or a borrowing base determined under the agreement. The Revolving Credit Facility is secured by certain of the Company's hotels with recourse to the Company. The Revolving Credit Facility bears interest at LIBOR plus 2.25% and is available for five years. The Revolving Credit Facility contains covenants requiring the Company to maintain certain financial ratios and also contains certain covenants which limit the incurrence of debt, liens, dividend payments, stock repurchases, certain investments, transactions with affiliates, asset sales, mergers and consolidations and any change of control of the Company. The aggregate amount of the Revolving Credit Facility will be reduced to $87.0 million on June 28, 1999 and $75.0 million on June 28, 2000. On June 28, 1996, the Company borrowed $40 million under the Revolving Credit Facility and proceeds were used to retire $20 million of interim financing with the remainder utilized principally for development of AmeriSuites hotels. On August 5, 1996, the Company repaid the full amount of this borrowing under the Revolving Credit Facility with proceeds from the issuance of Common Stock (see Note 15). As of December 31, 1996, the Company had borrowed $12.5 million under this facility and had additional borrowing capacity of $87.5 million.

(c) In 1995, the Company sold $86.3 million of 7% Convertible Subordinated Notes due 2002. The notes are convertible into common stock at a price of $12 per share at the option of the holder and mature on April 15, 2002. The notes are redeemable, in whole or in part, at the option of the Company after April 17, 1998 at premiums to principal which decline on each anniversary date.

(d) The Company has mortgage and other notes payable of approximately $71.4 million that are secured by mortgage notes receivable and hotel properties with a book value of $137.7 million. Principal and interest on these mortgages and notes are generally paid monthly. At December 31, 1996 these notes bear interest at rates ranging from 6.4% to 10.5%, with a weighted average interest rate of 8.4%, and mature from 1998 through 2008.

    The Company has $13.9 million of debt secured by the Marriott's Frenchman's Reef Hotel (the "Frenchman's Reef") in St. Thomas, U.S. Virgin Islands which was originally scheduled to mature in December 1996. The Company and the lender have entered into an agreement to extend the maturity of the loan to January 1998. The loan continues to bear interest at the same rate and principal payments are waived until maturity. All other terms and conditions of the loan remain in effect.

    Additionally, the Company's debt related to the Frenchman's Reef is further secured by an assignment of property insurance proceeds related to the hurricane damage (See Note 11). The Company utilized the net insurance proceeds of $22.8 million to reduce the Frenchman's Reef mortgage loan to $13.9 million. The Company is currently in negotiation to obtain new financing in connection with the refurbishment plans at the Frenchman's Reef.

    On August 2, 1996, the Company prepaid in full $26.7 million of debt secured by 10 hotels with the proceeds from the issuance of Common Stock (See Note
    15). The loans were due in February 2000 and bore interest at LIBOR plus 4.25%. The hotels formerly used as collateral for this loan are now part of the collateral securing the Revolving Credit Facility described in (b) above.

(e) The 10% Senior Secured Notes were issued pursuant to the Plan, and mature on July 31, 1999. The collateral for the 10% Senior Secured Notes consists primarily of mortgages and notes receivable and real property, net of related liabilities (the "10% Senior Secured Note Collateral"), with a book value of $62.2 million as of December 31, 1996.

                    PRIME HOSPITALITY CORP. AND SUBSIDIARIES

    Interest on the 10% Senior Secured Notes is payable semi-annually. The 10% Senior Secured Notes require that 85% of the cash proceeds from the 10% Senior Secured Note Collateral be applied first to interest then to prepayment of principal. Aggregate principal payments on the 10% Senior Secured Notes are required in order that one-third of the principal balance outstanding on December 31, 1996 is paid by July 31, 1998 and all of the balance is paid by July 31, 1999. To the extent the cash proceeds from the 10% Senior Secured Note Collateral are insufficient to pay interest or required principal payments on the 10% Senior Secured Notes, the Company will be obligated to pay any deficiency out of its general corporate funds.

    The 10% Senior Secured Notes contain covenants which, among other things, require the Company to maintain a net worth of at least $100 million, and preclude cash distributions to stockholders, including dividends and redemptions, until the 10% Senior Secured Notes have been paid in full. As of December 31, 1996, the Company was in compliance with all covenants applicable to the 10% Senior Secured Notes.

    The Company has $1.4 million of its 10% Senior Secured Notes which it repurchased but did not retire due to certain restrictions under the note agreement. These notes are currently held by a third party agent and are recorded as investments on the Company's balance sheet. As of December 31, 1996, the Company had unrecognized holding gains of approximately $26,000 related to these securities.

(f) At December 31, 1996, the Company had a capital lease obligation in the amount of $1.3 million. Principal and interest on this obligation is paid monthly. This lease matures in 2000 and bears interest at Prime plus 3%.

     In August 1995, the Company entered into an interest rate protection agreement with a major financial institution which reduces the Company's exposure to fluctuations in interest rates by effectively fixing interest rates on $40.0 million of variable interest rate debt. Under the agreement, on a monthly basis the Company pays a fixed rate of interest of 6.18% and receives a floating interest rate payment equal to the 30 day LIBOR rate on a $40.0 million notional principal amount. The agreement commenced in October 1995 and expires in 1999.

     In October 1996, the Company entered into a six month interest rate hedge agreement with a major financial institution to reduce its interest rate exposure on the anticipated financing of its development program in 1997. Under the agreement, the Company effectively fixed interest rates at a Treasury yield of 6.4% for approximately seven years on a $98.4 million notional principal amount.

     Maturities of long-term debt for the next five years ending December 31 are as follows (in thousands):

            1997......................................................  $  3,419
            1998......................................................    17,645
            1999......................................................    25,052
            2000......................................................    12,289
            2001......................................................    14,138
            Thereafter................................................   229,751
                                                                        --------
                      Total...........................................  $302,294
                                                                        ========

NOTE 9 -- LEASE COMMITMENTS AND CONTINGENCIES

  Leases

     The Company leases various hotels under lease agreements with initial terms expiring at various dates from 1998 through 2061. The Company has options to renew certain of the leases for periods ranging from 1 to 99 years. Rental payments are based on minimum rentals plus a percentage of the hotel properties' revenues in excess of stipulated amounts.

                    PRIME HOSPITALITY CORP. AND SUBSIDIARIES

     The following is a schedule, by year, of future minimum lease payments required under the remaining operating leases that have terms in excess of one year as of December 31, 1996 (in thousands):

        1997...............................................................  $  4,833
        1998...............................................................     4,787
        1999...............................................................     4,828
        2000...............................................................     4,717
        2001...............................................................     4,326
        Thereafter.........................................................    47,023
                                                                              -------
             Total.........................................................  $ 70,514
                                                                              =======

     Rental expense for all operating leases, including those with terms of less than one year, consist of the following for the years ended December 31, 1994, 1995 and 1996 (in thousands):

                                                                   DECEMBER 31,
                                                           ----------------------------
                                                            1994       1995       1996
                                                           ------     ------     ------
        Rentals..........................................  $4,654     $4,630     $6,652
        Contingent rentals...............................     823        745      1,250
                                                           ------     ------     ------
             Rental expense..............................  $5,477     $5,375     $7,902
                                                           ======     ======     ======

  Employee Benefits

     The Company does not provide any material post employment benefits to its current or former employees.

NOTE 10 -- INCOME TAXES

     The provision for income taxes (including amounts applicable to extraordinary items) consisted of the following for the years ended December 31, 1994, 1995 and 1996 (in thousands):

                                                                 DECEMBER 31,
                                                        -------------------------------
                                                         1994        1995        1996
                                                        -------     -------     -------
        Current:
          Federal.....................................  $   970     $   320     $ 5,147
          State.......................................       28         299         563
                                                        -------     -------     -------
                                                            998         619       5,710
        Deferred:
          Federal.....................................    9,780       9,929      13,005
          State.......................................    1,514       1,165       2,029
                                                        -------     -------     -------
                                                         11,294      11,094      15,034
                                                        -------     -------     -------
                  Total...............................  $12,292     $11,713     $20,744
                                                        =======     =======     =======

     Income taxes are provided at the applicable federal and state statutory rates.

                    PRIME HOSPITALITY CORP. AND SUBSIDIARIES

     The tax effects of the temporary differences in the areas listed below resulted in deferred income tax provisions for the years ended December 31, 1994, 1995 and 1996 (in thousands):

                                                                         DECEMBER 31,
                                                                -------------------------------
                                                                 1994        1995        1996
                                                                -------     -------     -------
Utilization of net operating loss.............................  $ 5,861     $ 3,370     $11,714
Amortization of pre-fresh start basis
  differences -- properties and notes.........................    5,632       6,167       1,243
Depreciation..................................................      200       1,400         830
Compensation expense..........................................       --         604         691
Other.........................................................     (399)       (447)        556
                                                                -------     -------     -------
          Total...............................................  $11,294     $11,094     $15,034
                                                                =======     =======     =======

     At December 31, 1996, the Company had available federal net operating loss carryforwards of approximately $90.7 million which will expire beginning in 2005 and continuing through 2007. Of this amount, $87.3 million is subject to an annual limitation of $8.7 million under the Internal Revenue Code due to a change in ownership of the Company upon consummation of the Plan. The Company also has potential state income tax benefits relating to net operating loss carryforwards of approximately $5.9 million which will expire during various periods from 1997 to 2006. Certain of these potential benefits are subject to annual limitations similar to federal requirements due to factors such as the level of business conducted in each state and the amount of income subject to tax within each state's carryforward period.

     In accordance with SFAS 109, the Company has not recognized the future tax benefits associated with the net operating loss carryforwards or with other temporary differences. Accordingly, the Company has provided a valuation allowance of approximately $31.7 million against the deferred tax asset as of December 31, 1996. To the extent any available carryforwards or other tax benefits are utilized, the amount of tax benefit realized will be treated as a contribution to stockholders' equity and will have no effect on the income tax provision for financial reporting purposes. For the years ended December 31, 1994, 1995 and 1996, the Company recognized $5.9 million, $3.4 million and $10.6 million, respectively, of such benefits as a contribution to stockholders' equity.

     Additionally, the Company recognized $7.0 million, $6.2 million and $1.2 million as a contribution to stockholders' equity for the years ended December 31, 1994, 1995 and 1996, respectively, which represents the amortization of pre-fresh start tax basis differences related to properties and notes receivable. As a result of reflecting substantially all of the deferred tax provisions as a contribution to stockholders' equity, the Company had no material deferred tax assets or liabilities as of December 31, 1995 and 1996.

NOTE 11 -- BUSINESS INTERRUPTION INSURANCE

     In September 1995, the Frenchman's Reef suffered damages when Hurricane Marilyn struck the U.S. Virgin Islands. The Company and its insurance carrier settled the Company's property and business interruption insurance claim with respect to the Frenchman's Reef for $25.0 million. In July 1996, the Company received the final installment under its settlement, bringing the net proceeds to $22.8 million, net of deductibles, for which the Company provided a reserve of $2.2 million in 1995. In addition, in July 1996, Hurricane Bertha struck the island and caused further damage to the hotel. The Company is currently reviewing its claim for property damage with its insurance carrier and is in the process of preparing a claim under its business interruption insurance.

     Although the Company has continued to operate the hotel, the impact of the hurricanes has caused operating profits to decline from prior year levels. In 1996 and 1995, the Company continued to record the operating revenues and expenses of the Frenchman's Reef. In addition, the Company recorded business

                    PRIME HOSPITALITY CORP. AND SUBSIDIARIES interruption insurance revenue of $13.6 million in 1996 based on the claim settlement which is included in operating revenues. The Company is currently underway with plans to refurbish and upgrade the Frenchman's Reef. In addition to the hurricane-related renovations, the plan provides for structural enhancements, redesigned guestrooms, increased banquet and meeting space and new landscaping.

     Other expense of $2.2 million for the year ended December 31, 1995 consists of a reserve for insurance deductibles related to hurricane damage caused by Hurricane Marilyn at the Frenchman's Reef.

NOTE 12 -- OTHER INCOME

     Other income consists of items which are not considered part of the Company's recurring operations and is composed of the following as of December 31, 1994, 1995 and 1996 (in thousands):

                                                                       DECEMBER 31,
                                                               ----------------------------
                                                                1994       1995       1996
                                                               ------     ------     ------
    Gains on settlements of notes receivable.................  $6,355     $  822     $1,774
    Gains on sales of properties.............................   1,099      1,417      2,532
    Rebates of prior years' insurance premiums...............   1,579         --         --
    Other....................................................      56         --         --
                                                               ------     ------     ------
              Total..........................................  $9,089     $2,239     $4,306
                                                               ======     ======     ======

NOTE 13 -- FINANCIAL INSTRUMENTS AND CONCENTRATION OF CREDIT RISK

     The fair values of non-current financial assets and liabilities and other financial instruments are shown below (in thousands). The fair values of current assets and current liabilities are assumed to be equal to their reported carrying amounts.

                                                DECEMBER 31, 1995         DECEMBER 31, 1996
                                              ---------------------     ---------------------
                                              CARRYING       FAIR       CARRYING       FAIR
                                               AMOUNT       VALUE        AMOUNT       VALUE
                                              --------     --------     --------     --------
    Mortgage and notes receivable...........  $ 64,962     $ 76,058     $ 24,195     $ 38,928
    Long-term debt..........................   276,920      278,899      298,875      343,039
    Interest rate swap agreement............        --          (15)          --         (173)
    Interest rate hedge agreement...........        --           --           --         (620)

     The fair value for mortgages and notes receivable is based on the valuation of the underlying collateral utilizing discounted cash flows and other methods applicable to the industry. Valuations for long-term debt are based on quoted market prices or at current rates available to the Company for debt of the same maturities. The fair values of the interest rate swap and hedge agreements are based on the estimated amounts the Company would pay to terminate the agreements.

     The Company's mortgages and other notes receivable (See Note 6) are derived primarily from and are secured by hotel properties, which constitutes a concentration of credit risk. These notes are subject to many of the same risks as the Company's operating hotel assets. A significant portion of the collateral is located in the Northeastern United States.

                    PRIME HOSPITALITY CORP. AND SUBSIDIARIES

NOTE 14 -- RELATED PARTY TRANSACTIONS

     The following summarizes significant financial information with respect to transactions with present and former officers, directors, their relatives and certain entities they control or in which they have a beneficial interest for the years ended December 31, 1994, 1995 and 1996 (in thousands):

                                                                       DECEMBER 31,
                                                               -----------------------------
                                                                1994       1995       1996
                                                               -------    -------    -------
    Management and other fee income(a).......................  $ 1,165    $ 1,427    $ 1,040
    Interest income(a).......................................    1,283        518        582
    Management fee expense(b)................................      679         --         --
    Interest expense(b)......................................      461         --         --
    Reservation fee expense(b)...............................      317         --         --

---------------
(a) At December 31, 1996, the Company managed six hotels for partnerships in which related parties own various interests. The income amounts shown above primarily include transactions related to these hotel properties. On March 6, 1996, the Company acquired nine hotels owned by related parties. (See
    Note 2).

(b) In 1991, the Company entered into an agreement with ShoLodge, a company controlled by a former director, whereby ShoLodge was appointed the exclusive agent to develop and manage certain hotel properties.

     In March 1995, the Company acquired ShoLodge's option to purchase the remaining 50% interest in all eleven hotels developed by ShoLodge and also acquired the ownership interest of the remaining AmeriSuites hotel not already owned by the Company (See Note 2).

NOTE 15 -- COMMON STOCK AND COMMON STOCK EQUIVALENTS

COMMON STOCK

     On August 2, 1996, the Company sold 8.3 million shares of Common Stock at a price of $18 per share. The Company utilized the proceeds from the offering of approximately $141.4 million (net of underwriting discounts and expenses of $7.2 million) to fund AmeriSuites development, to reduce indebtedness of $40.0 million under the Revolving Credit Facility and to repay certain other indebtedness of $26.7 million, thereby increasing availability for further AmeriSuites development.

STOCK OPTIONS

     The Company has adopted various stock option and performance incentive plans under which options to purchase shares of common stock may be granted to directors, officers or key employees under terms determined by the Board of Directors. A total of 200,000 options were reserved under these plans (net of amounts granted to date) as of December 31, 1996.

     Under the 1995 Employee Stock Option Plan, options to purchase shares of common stock may be granted at the fair market value of the common stock at the date of grant. Options can generally be exercised during a participant's employment with the Company in equal annual installments over a three-year period and expire ten years from the date of grant. During 1995 and 1996, respectively, options to purchase 648,000 and 595,000 shares of common stock were granted under this plan.

     Under the 1995 Non-Employee Director Stock Option Plan, options to purchase 10,000 shares of common stock are automatically granted to each non-employee director at the fair market value of the common stock at the date of grant. All options will be fully vested and exercisable one year after the date of grant and will expire ten years after the date of grant, or earlier if the non-employee director ceases to be a director. Options to purchase 50,000 shares of common stock were granted under this plan in both 1995 and 1996.

                    PRIME HOSPITALITY CORP. AND SUBSIDIARIES

     Under the Company's 1992 Stock Option and Performance Incentive Plans, options to purchase 367,000 and 15,000 shares of common stock were issued to employees in 1994 and 1995, respectively. The options were granted at prices which approximate fair market value at the date of grant. Generally, these options can be exercised during a participant's employment in equal annual installments over a three year period and expire six years from the date of grant.

     Options to purchase 30,000 and 60,000 shares of common stock were issued to non-employee directors of the Company in 1994 and 1995, respectively, under the Company's 1992 Stock Option Plan. The options were granted at prices which approximate fair market value at the date of grant. Generally, one-third of these options were exercisable at the date of grant and the remaining options vest in equal annual installments over a two-year period. The options expire six years after the date of grant.

     During 1992, options to purchase 350,000 shares were granted to employee officers and directors under the Company's 1992 Stock Option Plan. All 350,000 shares are currently exercisable at December 31, 1996. In addition, options to purchase 330,000 shares were granted to a former officer in 1992, all of which were exercised. The exercise prices of the remaining exercisable options are based on the average market price one year from the date of grant which was determined to be $2.71 per share with respect to 330,000 shares and $3.81 per share with respect to the other 20,000 shares. Based on this exercise price, the amount of compensation expense attributable to these options was $60,000, $16,000 and $5,000 for the years ended December 31, 1994, 1995 and 1996, respectively.

     Effective January 1, 1996, the Company adopted the provisions of SFAS 123, Accounting for Stock-Based Compensation. As permitted by the Statement, the Company has chosen to continue to account for stock-based compensation using the intrinsic value method. Accordingly, no compensation expense has been recognized for its stock-based compensation plans other than for performance-based awards, which was not significant. Had the fair value method of accounting been applied to the Company's stock plans, which requires recognition of compensation cost ratably over the vesting period of the underlying equity instruments, net income would have been reduced by $1.3 million, or $.03 per share in 1995 and $2.3 million, or $.05 per share in 1996. This pro forma impact only takes into account options granted since January 1, 1995 and is likely to increase in future years as additional options are granted and amortized ratably over the vesting period. The average fair value of options granted during 1995 and 1996 was $4.46 and $7.33, respectively.

     The fair value was estimated using the Black-Scholes option-pricing model based on the weighted average market price at grant date of $9.59 in 1995 and $16.51 in 1996 and the following weighted average assumptions: risk-free interest rate of 6.22% for 1995 and 6.43% in 1996, volatility of 42.39% for 1995 and 38.64% for 1996, and dividend yield of 0.0% for 1995 and 1996.

                    PRIME HOSPITALITY CORP. AND SUBSIDIARIES

     The following is a summary of the various stock option plans:

                                                                                         WEIGHTED
                                                                                          AVERAGE
                                                           NUMBER       OPTION PRICE       PRICE
                                                         OF SHARES       PER SHARE       PER SHARE
                                                         ----------    --------------    ---------
Outstanding at December 31, 1994.......................   1,442,000
Granted................................................     773,000     $ 9.25-$10.88     $  9.57
Exercised..............................................   (222,000)     $ 2.71-$ 7.63     $  3.25
Canceled...............................................   (165,000)     $ 3.63-$ 9.63     $  4.66
                                                          ---------
Outstanding at December 31, 1995.......................   1,828,000
                                                          ---------
Granted................................................     646,000     $14.75-$18.00     $ 16.45
Exercised..............................................   (149,000)     $ 3.63-$10.81     $  5.35
Canceled...............................................    (59,000)     $ 3.63-$16.63     $  8.28
                                                          ---------
Outstanding at December 31, 1996.......................   2,266,000
                                                          =========
Exercisable at December 31, 1996.......................   1,101,000     $ 2.71-$10.88     $  5.38
                                                          =========

WARRANTS

     Pursuant to the Plan, warrants to purchase 2,053,583 shares of the Company's common stock were issued to former shareholders of the Company's predecessor, PMI, in partial settlement of their bankruptcy interests. The warrants became exercisable on August 31, 1993 at an exercise price of $2.71 per share and expire five years after the date of grant. The exercise price was determined from the average per share daily closing price of the Company's common stock during the year following its reorganization on July 31, 1992. As of December 31, 1996 warrants to purchase 1,027,392 shares have been exercised and 1,026,191 remain outstanding.

NOTE 16 -- SUPPLEMENTAL CASH FLOW INFORMATION

     The following summarizes non-cash investing and financing activities for the years ended December 31, 1994, 1995 and 1996 (in thousands):

                                                                          DECEMBER 31,
                                                                 -------------------------------
                                                                   1994       1995        1996
                                                                 --------    -------    --------
Assumption of mortgages and notes payable in connection with
  the acquisitions of hotels...................................  $ 18,718    $ 5,120    $ 12,222
Hotels received in settlements of mortgage notes receivable....    54,521      2,702      35,306
Note receivable received in exchange for the sale of a hotel...  $  1,497    $    --    $     --

     Cash paid for interest was $15.5 million, $22.4 million and $22.4 million for the years ended December 31, 1994, 1995 and 1996, respectively.

     Cash paid for income taxes was $1.9 million, $1.2 million and $8.0 million for the years ended December 31, 1994, 1995 and 1996, respectively.

                           HOMEGATE HOSPITALITY, INC.

                          CONSOLIDATED BALANCE SHEETS

                                                                 JUNE 30, 1997     DECEMBER 31, 1996
                                                                 -------------     -----------------
                                                                  (UNAUDITED)
                                               ASSETS
Current assets
  Cash and cash equivalents....................................   $  3,087,424        $31,475,679
  Restricted cash..............................................        824,098            959,198
  Accounts receivable
     Hotel.....................................................        339,148            241,403
     Other.....................................................        194,307            256,939
     Interest..................................................        138,263            208,411
  Earnest money deposits.......................................        501,000            546,000
  Prepaid expenses.............................................        511,547            552,054
                                                                   -----------        -----------
          Total current assets.................................      5,595,787         34,239,684
Property and equipment, net (Note 2)...........................     84,549,655         51,106,541
Loans receivable (Note 3)......................................      3,094,337          1,900,500
Deferred loan costs, net.......................................        358,783            335,547
Other assets, net..............................................        737,960            951,136
                                                                   -----------        -----------
Total assets...................................................   $ 94,336,522        $88,533,408
                                                                   ===========        ===========
                                LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
  Accounts payable.............................................   $    878,376        $ 1,101,225
  Accrued expenses.............................................        399,842            224,694
  Payables to affiliates.......................................        720,557          1,132,274
  Current maturities of mortgage and other notes payable.......        782,614            425,738
                                                                   -----------        -----------
          Total current liabilities............................      2,781,389          2,883,931
Mortgage and other notes payable (Note 4)......................     27,767,199         20,961,009
Stockholders' equity (Note 5)
  Preferred stock, $.01 par value; 5,000,000 shares authorized,
     none issued...............................................             --                 --
  Common stock, $.01 par value; 20,000,000 shares authorized;
     10,725,000 shares issued and outstanding..................        107,250            107,250
  Additional paid in capital...................................     65,447,625         65,447,625
  Retained earnings (deficit)..................................     (1,766,941)          (866,407)
                                                                   -----------        -----------
          Total stockholders' equity...........................     63,787,934         64,688,468
                                                                   -----------        -----------
Total liabilities and stockholders' equity.....................   $ 94,336,522        $88,533,408
                                                                   ===========        ===========

                            See accompanying notes.

                           HOMEGATE HOSPITALITY, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                                  (UNAUDITED)

                                               THREE MONTHS ENDED             SIX MONTHS ENDED
                                                    JUNE 30,                      JUNE 30,
                                            -------------------------     -------------------------
                                               1997           1996           1997           1996
                                            ----------     ----------     ----------     ----------
REVENUES
  Room revenue............................  $2,105,812     $   24,803     $4,021,929     $   24,803
  Other revenue...........................      45,662          1,703        103,393          1,703
  Interest income.........................     221,603             --        603,218             --
                                            ----------     ----------     ----------     ----------
          Total revenues..................   2,373,077         26,506      4,728,540         26,506
COSTS AND EXPENSES
  Property operating expenses.............   1,421,580         30,313      2,709,680         30,313
  Corporate operating expenses............     628,132        204,273      1,415,755        204,273
  Depreciation and amortization...........     354,468          9,533        623,498          9,533
  Interest................................     395,628         21,457        880,145         21,457
                                            ----------     ----------     ----------     ----------
          Total costs and expenses........   2,799,808        265,576      5,629,078        265,576
                                            ----------     ----------     ----------     ----------
Net loss..................................  $ (426,731)    $ (239,070)    $ (900,538)    $ (239,070)
                                            ==========     ==========     ==========     ==========
Net loss per share........................  $     (.04)    $     (.02)    $     (.08)    $     (.02)
                                            ==========     ==========     ==========     ==========
Weighted average number of shares
  outstanding.............................  10,725,000     10,725,000     10,725,000     10,725,000
                                            ==========     ==========     ==========     ==========

                            See accompanying notes.

                           HOMEGATE HOSPITALITY, INC.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)

                                                                    SIX MONTHS ENDED JUNE 30,
                                                                   ----------------------------
                                                                       1997            1996
                                                                   ------------     -----------
OPERATING ACTIVITIES
Net loss.........................................................  $   (900,538)    $  (239,070)
Adjustments to reconcile net loss to net cash provided by
  operating activities
  Depreciation and amortization..................................       623,498           9,533
  Amortization of loan costs.....................................        15,833              --
  Accrued interest added to mortgage note payable................        40,319          21,457
  Changes in operating assets and liabilities
     Restricted cash.............................................       135,100              --
     Accounts receivable.........................................        35,035          (7,184)
     Prepaid expenses............................................        40,507          (3,078)
     Accounts payable............................................       (65,392)        136,403
     Accrued expenses............................................       175,148          45,803
     Payables to affiliates......................................       (46,339)        348,789
                                                                   ------------      ----------
Net cash provided by operating activities........................        53,171         312,653
                                                                   ------------      ----------
INVESTING ACTIVITIES
Acquisition of land..............................................   (14,347,211)     (2,911,123)
Acquisition of hotel facility....................................            --      (4,991,486)
Construction in progress, net of development costs payable.......   (14,546,258)             --
Additions to property and equipment, net of payables.............    (4,813,337)       (133,038)
Additions to loan receivable.....................................      (793,837)             --
Additions to earnest money deposits..............................      (371,000)        (95,000)
Additions to other assets........................................      (583,026)       (133,734)
                                                                   ------------      ----------
Net cash used in investing activities............................   (35,454,669)     (8,264,381)
                                                                   ------------      ----------
FINANCING ACTIVITIES
Proceeds from mortgage and other notes payable...................     7,360,325       2,847,930
Principal payments on mortgage and other notes payable...........      (237,578)             --
Payment of deferred loan costs...................................      (109,504)        (17,240)
Contributions from partners......................................            --       6,394,920
                                                                   ------------      ----------
Net cash provided by financing activities........................     7,013,243       9,225,610
                                                                   ------------      ----------
Net decrease in cash and cash equivalents........................   (28,388,255)      1,273,882
Cash and cash equivalents at beginning of period.................    31,475,679              --
                                                                   ------------      ----------
Cash and cash equivalents at end of period.......................  $  3,087,424     $ 1,273,882
                                                                   ============      ==========

                            See accompanying notes.

                           HOMEGATE HOSPITALITY, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)
                                 JUNE 30, 1997

1.  ORGANIZATION AND BASIS OF PRESENTATION

     Homegate Hospitality, Inc. (the "Company") was organized in Delaware on August 16, 1996. The Company was capitalized with the issuance of 10 shares of common stock to Extended Stay Limited Partnership ("ESLP"). The Company was formed to continue the extended-stay lodging facility development, acquisition and management operations of ESLP, and to acquire, develop and maintain extended-stay lodging facilities throughout the United States.

     ESLP, a Delaware limited partnership, was formed on February 9, 1996, by ESH Partners, L.P. ("Crow") and JMI/Greystar Extended Stay Partners, L.P. ("Greystar"), as the general partners and various limited partners. On October 24, 1996, ESLP was merged with and into the Company. Accordingly, the financial results of ESLP, the predecessor to the Company, for the period from inception (February 9, 1996) through June 30, 1996, have been included herein. ESLP had no operations for the three month period ended March 31, 1996.

     The financial statements included herein have been prepared in accordance with instructions to Form 10-Q and Article 10 of Regulation S-X and therefore do not include all disclosures required under generally accepted accounting principles for complete financial statements. In the opinion of management, the financial statements reflect all adjustments which consist only of normal recurring adjustments necessary for a fair presentation of the financial statements for the interim periods presented. Interim results of operations are not necessarily indicative of the results to be expected for the full year. For further information, refer to the financial statements and footnotes thereto included in the Company's Annual Report on Form 10-K for the year ended December 31, 1996.

2.  PROPERTY AND EQUIPMENT

     At June 30, 1997 and December 31, 1996, property and equipment consisted of the following:

                                                             JUNE 30, 1997     DECEMBER 31, 1996
                                                             -------------     -----------------
    Land...................................................   $ 31,236,509        $16,473,296
    Buildings and improvements.............................     32,144,175         28,300,127
    Construction in progress...............................     17,537,328          4,623,153
    Furniture, fixtures, and equipment.....................      4,492,000          1,985,837
                                                               -----------        -----------
                                                                85,410,012         51,382,413
    Less accumulated depreciation..........................        860,357            275,872
                                                               -----------        -----------
                                                              $ 84,549,655        $51,106,541

     During the second quarter of 1997, the Company acquired one land parcel in Webster, Texas that is under development for hotel construction. Additionally, the Company acquired one land parcel in each of the following cities:
Indianapolis; Phoenix; Portland; Pompano Beach, Florida; and Las Vegas for future development of hotel facilities. As of June 30, 1997, the Company had entered into agreements, letters of intent, contracts, or other arrangements for the future purchase of eleven additional land parcels.

     Trammell Crow Residential (TCR) and Greystar Realty Services (GRS) are developing the hotel facilities under an agreement that expires at the earlier of the completion of the sixtieth hotel or December 31, 1998.

                           HOMEGATE HOSPITALITY, INC.

3.  LOANS RECEIVABLE

     During 1996, the Company advanced $1,900,500 under two promissory notes to an unrelated party for the purchase of two parcels of land in Austin, Texas (the "Rutherford and Jolleyville sites"), on which extended-stay hotel facilities are to be developed. During the first quarter and second quarters of 1997, the Company advanced an additional $400,000 and $793,837, respectively, under the notes for various development costs. These notes accrue interest at ten percent and mature on the sooner of November 2000 or five business days after demand. Monthly interest payments of $15,838 were to begin on February 1, 1997. The accrued interest of $107,167 was not paid during the second quarter. On June 30, 1997, the Company and the unrelated party entered an agreement whereby the Company would purchase the Rutherford and Jolleyville sites for a total purchase price of $508,713 and extinguishment of the debt and the related accrued interest (See Note 6).

4.  MORTGAGE AND OTHER NOTES PAYABLE

  Mortgage Notes Payable

     The Company has entered into a Master Loan Agreement (the "Note") with Bank One, Arizona, N.A. ("BOA"). The Note provides up to $30 million in construction/mini-perm mortgage loans for the acquisition and development of land and hotel facilities for up to five years. A loan was committed under the
Note in connection with the acquisition of Studio Suites. This loan, secured by Studio Suites, accrues interest at either LIBOR plus 2.25% or prime plus .5% based on the election of the Company (LIBOR plus 2.25%; 8.00% at June 30, 1997), and requires interest payments for the first ten months of the loan, followed by principal and interest payments based upon a fifteen year amortization until maturity, May 31, 1999. The outstanding balance at June 30, 1997 was $2,884,987.

     On March 7, 1997, the Company borrowed $5,070,000 under the Note, secured by the Austin Town Lake hotel facility. The funding of this loan by BOA occurred on May 12, 1997. This loan accrues interest at either LIBOR plus 2.25% or prime plus .5% based on the election of the Company (LIBOR plus 2.25%; 8.00% at June 30, 1997), and requires principal and interest payments based upon a fifteen year amortization until maturity, February 4, 2000. The outstanding balance at June 30, 1997 was $4,901,404.

     Another loan, in the amount of $3,509,885, was committed under the Note in connection with the construction of the hotel in Phoenix, Arizona. This loan, secured by the hotel at 44th and Oak, accrues interest at either LIBOR plus 2.5% or prime plus .5% based on the election of the Company (LIBOR plus 2.5%; 8.25% at June 30, 1997), and requires interest payments for the first twelve months of the loan, followed by principal and interest payments based upon a fifteen year amortization until maturity, August 15, 1998. The maturity date may be extended for thirty-six months with the payment of an extension fee of .25% of the loan amount. The outstanding balance at June 30, 1997 was $2,505,805.

     In connection with the acquisition of Westar, the Company assumed an $18,100,000 mortgage note due to Nomura Asset Capital Corporation ("Nomura"), with interest at 9.71% through January 11, 2011 and thereafter at the greater of 14.71% or the Treasury Rate plus 9%. The note is due in monthly installments of $160,789, including interest, from February 1996 through January 2021, and is secured by the Westar hotel properties and improvements. The outstanding balance at June 30, 1997 was $17,876,318.

     Restricted cash includes cash retained by Nomura's mortgage servicer for payment of taxes, insurance and debt service.

     The mortgage note payable to Nomura does not allow for prepayment of the debt until January 11, 2011, except by providing the lender with U.S. obligations that produce payments which replicate the payment obligations of the Company under the note. This restriction represents a substantial prepayment penalty. On or after January 11, 2011, the loan can be prepaid at any time with no prepayment penalty.

                           HOMEGATE HOSPITALITY, INC.

OTHER NOTES PAYABLE

     The Company has two unsecured notes payable for the purchase of directors and officers insurance. The notes accrue interest at 6.98% and require monthly principal and interest payments of $16,497 through July 1999. The outstanding balance at June 30, 1997 was $381,299.

5.  STOCKHOLDERS' EQUITY

  Earnings per Share

     In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, Earnings per Share ("SFAS No. 128"), which is required to be adopted on December 31, 1997. At that time, the Company will be required to change the method currently used to compute earnings per share and to restate all prior periods. Under the new requirements for calculating earnings per share, the dilutive effect of stock options will be excluded. Management believes that adoption of SFAS No. 128 will not have a material effect on earnings per share.

6.  SUBSEQUENT EVENTS

     On July 3, 1997, the Company purchased the Rutherford and Jolleyville sites from an unrelated party for a purchase price of $508,713 and extinguishment of debt owed by the unrelated party to the Company (See Note 3).

     On July 25, 1997, the Company entered a definitive agreement to merge with a wholly owned subsidiary of Prime Hospitality Corp. (Prime). Under the agreement, Prime will issue 0.6073 shares of its common stock for each of the 10,725,000 outstanding shares of the Company. The merger is expected to close in the fourth quarter of 1997. In conjunction with the merger agreement, Prime has executed a commitment letter with respect to its provision to the Company of a $65 million construction term loan facility to the Company to facilitate uninterrupted development of the Company's extended stay hotels.

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors and Stockholders
Homegate Hospitality, Inc.

     We have audited the accompanying balance sheet of Homegate Hospitality, Inc. as of December 31, 1996, and the related statements of operations, changes in stockholders' equity and cash flows for the period from inception (February 9, 1996) through December 31, 1996. Our audit also included the financial statement schedule listed in the index. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Homegate Hospitality, Inc. as of December 31, 1996, and the results of its operations and its cash flows for the period from inception (February 9, 1996) through December 31, 1996, in conformity with generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.
                                          Ernst & Young LLP
Dallas, Texas
February 20, 1997

                           HOMEGATE HOSPITALITY, INC.

                                 BALANCE SHEET
                               DECEMBER 31, 1996

                                           ASSETS
Current assets:
  Cash and cash equivalents.....................................................  $31,475,679
  Restricted cash...............................................................      959,198
  Accounts receivable
  Hotel.........................................................................      241,403
  Other.........................................................................      256,939
  Interest......................................................................      208,411
  Prepaid insurance.............................................................      552,054
                                                                                  -----------
          Total current assets..................................................   33,693,684
  Property and equipment, net (Note 2)..........................................   51,106,541
  Loans receivable (Note 3).....................................................    1,900,500
  Deferred loan costs, net of accumulated amortization of $16,113...............      335,547
  Other assets, net of accumulated amortization of $68,586......................    1,497,136
                                                                                  -----------
          Total assets..........................................................  $88,533,408
                                                                                  ===========
                            LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable..............................................................  $ 1,101,225
  Accrued expenses..............................................................      224,694
  Payables to affiliates (Note 6)...............................................    1,132,274
  Current maturities of mortgage and other notes payable........................      425,738
                                                                                  -----------
          Total current liabilities.............................................    2,883,931
  Mortgage and other notes payable (Note 4).....................................   20,961,009
  Stockholders' equity (Note 7)
  Preferred stock, $.01 par value; 5,000,000 shares authorized, none issued.....           --
  Common stock, $.01 par value; 20,000,000 shares authorized; 10,725,000 shares
  issued and outstanding........................................................      107,250
  Additional paid in capital....................................................   65,447,625
  Retained earnings (deficit)...................................................     (866,407)
                                                                                  -----------
     Total stockholders' equity.................................................   64,688,468
                                                                                  -----------
          Total liabilities and stockholders' equity............................  $88,533,408
                                                                                  ===========

                            See accompanying notes.

                           HOMEGATE HOSPITALITY, INC.

                            STATEMENT OF OPERATIONS
                    PERIOD FROM INCEPTION (FEBRUARY 9, 1996)
                           THROUGH DECEMBER 31, 1996

Revenues:
  Room revenue..................................................................  $ 2,233,391
                                                                                        6,770
  Interest income...............................................................      450,536
                                                                                   ----------
                                                                                    2,690,697
Costs and expenses:
  Property operating expenses...................................................    1,675,936
  Corporate operating expenses..................................................      951,261
  Depreciation and amortization.................................................      344,459
  Interest......................................................................      585,448
                                                                                   ----------
                                                                                    3,557,104
                                                                                   ----------
Net loss........................................................................  $  (866,407)
                                                                                   ==========
Pro forma net loss per share....................................................  $      (.08)
                                                                                   ==========
Pro forma weighted average number of shares outstanding.........................   10,725,000

                            See accompanying notes.

                           HOMEGATE HOSPITALITY, INC.

                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

                                                  ADDITIONAL
                            NUMBER      COMMON      PAID IN     RETAINED     PARTNERS'
                          OF SHARES     STOCK       CAPITAL     EARNINGS      CAPITAL         TOTAL
                          ----------   --------   -----------   ---------   ------------   -----------
Capital contributed at
  inception (February 9,
  1996).................          --   $     --   $        --   $      --   $ 20,000,000   $20,000,000
Net loss of ESLP
  (February 9, 1996
  through October 23,
  1996).................          --         --            --          --       (732,642)     (732,642)
Issuance of common stock
  to ESLP partners......   6,386,087     63,861    19,936,139    (732,642)   (19,267,358)           --
Sale of common stock in
  initial public
  offering, net of
  offering costs........   4,325,000     43,250    45,351,625          --             --    45,394,875
Issuance of common stock
  to employees and
  others................      13,913        139       159,861          --             --       160,000
Net loss of the Company
  (October 24, 1996
  through December 31,
  1996).................          --         --            --    (133,765)            --      (133,765)
                                                                ---------                  -----------
Balance at December 31,
  1996..................  10,725,000   $107,250   $65,447,625   $(866,407)  $         --   $64,688,468
                          ==========   ========   ===========   =========   ============   ===========

                            See accompanying notes.

                           HOMEGATE HOSPITALITY, INC.

                            STATEMENT OF CASH FLOWS
                    PERIOD FROM INCEPTION (FEBRUARY 9, 1996)
                           THROUGH DECEMBER 31, 1996

Operating activities
  Net loss.....................................................................  $   (866,407)
  Adjustments to reconcile net loss to net cash used in operating activities
  Depreciation and amortization................................................       344,459
  Amortization of loan costs...................................................        16,113
  Accrued interest added to mortgage note payable..............................        70,000
  Changes in operating assets and liabilities:
  Restricted cash..............................................................      (959,198)
  Accounts receivable..........................................................      (706,753)
  Prepaid insurance, net of financing..........................................       (67,368)
  Accounts payable.............................................................     1,101,225
  Accrued expenses.............................................................       224,694
  Payables to affiliates.......................................................       126,623
                                                                                 ------------
          Net cash used in operating activities................................      (716,612)
Investing activities
  Acquisition of hotel facilities, net of debt assumed.........................   (19,501,988)
  Acquisition of land..........................................................    (8,835,000)
  Additions to property and equipment, net of development costs payable........    (4,037,851)
  Advances under loans receivable..............................................    (1,900,500)
  Additions to other assets....................................................    (1,533,061)
                                                                                 ------------
  Net cash used in investing activities........................................   (35,808,400)
                                                                                 ------------
Financing activities
  Proceeds from mortgage note payable..........................................     2,893,092
  Principal payments on mortgage and other notes payable.......................       (62,955)
  Payment of deferred loan costs...............................................      (384,322)
  Capital contribution from ESLP partners......................................    20,000,000
  Payment of initial public offering costs.....................................      (861,997)
  Proceeds from issuance of common stock.......................................    46,416,873
                                                                                 ------------
          Net cash provided by financing activities............................    68,000,691
                                                                                 ------------
  Net increase in cash and cash equivalents....................................    31,475,679
  Cash and cash equivalents at beginning of period.............................            --
  Cash and cash equivalents at end of period...................................  $ 31,475,679
                                                                                 ============

                            See accompanying notes.

                           HOMEGATE HOSPITALITY, INC.

                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1996

1.  ORGANIZATION AND ACCOUNTING POLICIES

ORGANIZATION

     Homegate Hospitality, Inc. (the "Company") was organized in Delaware on August 16, 1996. The Company was capitalized with the issuance of 10 shares of common stock to Extended Stay Limited Partnership ("ESLP"). The Company was formed to continue the extended-stay lodging facility development, acquisition, and management operations of ESLP, and to acquire, develop and maintain extended-stay lodging facilities throughout the United States.

     ESLP, a Delaware limited partnership, was formed on February 9, 1996, by ESH Partners, L.P. ("Crow") and JMI/Greystar Extended Stay Partners, L.P. ("Greystar"), as the general partners and various limited partners. On October 24, 1996, ESLP was merged with and into the Company (see Note 7). Accordingly, the financial results of ESLP, the predecessor to the Company, for the period from inception (February 9, 1996) through October 23, 1996, have been included herein.

CONSOLIDATION

     The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, VPS I, L.P. All material intercompany accounts and transactions have been eliminated in consolidation.

USE OF ESTIMATES

     The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in financial statements and accompanying notes. Actual results could differ from these estimates.

REVENUE RECOGNITION

     Room revenue and other income are recognized when earned, utilizing the accrual method of accounting.

CASH AND CASH EQUIVALENTS

     The Company considers all highly liquid investments with a maturity of three months or less, when purchased, to be cash equivalents.

PROPERTY AND EQUIPMENT

     The Company capitalizes costs directly related to the acquisition, renovation or development of property and equipment while maintenance and repairs are charged to operating expense when incurred. Interest costs during construction periods are also capitalized. Property and equipment is recorded at cost. The building and improvements and furniture and fixtures are depreciated over their estimated useful lives, which are 40 years and 7 years, respectively, using the straight-line method.

DEFERRED LOAN COSTS

     Costs incurred in obtaining financing have been deferred and are amortized over the life of the loan.

                           HOMEGATE HOSPITALITY, INC.

OTHER ASSETS

     Other assets include site deposits, pursuit costs, pre-opening costs, and organization costs. Site deposits have been paid to escrow agents in conjunction with executed purchase agreements, whereby the Company is considering the purchase of certain land parcels.

     Costs related to the acquisition of property sites are capitalized when it is probable that a site will be acquired and are reclassified to property and equipment upon acquisition. In the event the acquisition is not consummated, the costs are expensed.

     Compensation, promotional and other costs relating to the opening of new properties are capitalized. Amortization is provided using the straight line method over a twelve-month period.

     Organization costs incurred in conjunction with the formation of the ESLP have been capitalized and are being amortized over sixty months using the straight-line method.

PRO FORMA NET LOSS PER SHARE

     The pro forma net loss per share was calculated by dividing the net loss by the pro forma weighted average shares outstanding which assume the initial public offering occurred as of the beginning of the period.

2.  PROPERTY AND EQUIPMENT

     At December 31, 1996, property and equipment consists of the following:

        Land............................................................  $ 16,473,296
        Buildings and improvements......................................    28,300,127
        Construction in progress........................................     4,623,153
        Furniture, fixtures, and equipment..............................     1,985,837
                                                                           -----------
                                                                            51,382,413
        Less accumulated depreciation...................................       275,872
                                                                           -----------
                                                                          $ 51,106,541
                                                                           ===========

     On May 31, 1996, ESLP acquired Studio Suites in Grand Prairie, Texas. Operations of the Studio Suites commenced during June 1996 and are included in the accompanying statement of operations since acquisition.

     During 1996, the Company acquired two land parcels in Phoenix, one parcel of land in Denver, two parcels of land in Kansas, and one parcel of land in Dallas, all of which are under development for hotel construction. Estimated costs to complete development on these projects total approximately $24.9 million. Additionally, the Company acquired one parcel in Indianapolis, for future development of a hotel facility. As of December 31, 1996, the Company has entered into agreements, letters of intent, contracts, or other arrangements to purchase eighteen additional land parcels.

     Long-lived assets are evaluated when indicators of impairment are present and provisions for possible losses are recorded when the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount.

ACQUISITION OF WESTAR

     On September 6, 1996, ESLP acquired all the interests in VPS I, L.P. an unaffiliated Delaware limited partnership that owned five hotels in several Texas cities operating under the name Westar Suites ("Westar"). ESLP paid $7,738,696 and assumed debt of $18,001,924 (See Note 4). The acquisition was accounted for as a purchase with the excess of the purchase price over the net book value of the Westar assets acquired allocated

                           HOMEGATE HOSPITALITY, INC.

to property and equipment. The Company's statement of operations includes the operations of Westar from the date of acquisition.

     Assuming that Westar had been acquired at the beginning of the period presented (February 9, 1996), operating results of the Company would have been as follows:

        Room revenue.....................................................  $6,854,060
        Net income (loss)................................................    (746,024)
        Proforma earnings (loss) per share                                       (.07)

ACQUISITION OF INNHOME AMERICA -- TOWNE LAKE

     On December 31, 1996, the Company acquired, from an unrelated party, an extended-stay hotel in Austin, Texas operating under the name InnHome
America -- Towne Lake ("InnHome") for a total purchase price of $7.7 million. The acquisition was accounted for as a purchase with the excess of the purchase price over the net book value of the InnHome assets acquired allocated to property and equipment.

     Assuming that InnHome had been acquired at the beginning of the period presented (February 9, 1996), operating results of the Company would have been as follows:

        Room revenue.....................................................  $3,916,343
        Net income (loss)................................................    (198,465)
        Proforma earnings (loss) per share...............................        (.02)

3.  LOANS RECEIVABLE

     The Company advanced $1,900,500 under two promissory notes to two unrelated parties for the purchase of two parcels of land in Austin, Texas, on which extended-stay hotel facilities will be developed. These notes accrue interest at ten percent and mature on the sooner of November 2000 or five business days after demand. Monthly interest payments of $15,838 begin on February 1, 1997. The Company has a letter agreement to purchase the hotels upon completion for a total price equal to the lesser of $14.1 million or actual costs.

4.  MORTGAGE AND OTHER NOTES PAYABLE

MORTGAGE NOTES PAYABLE

     The Company has entered into a Master Loan Agreement (the "Note") with Bank One, Arizona. The Note provides up to $30 million in construction/mini-perm mortgage loans for the acquisition and development of land and hotel facilities for up to five years. A loan was committed under the Note in connection with the acquisition of Studio Suites. This loan, secured by Studio Suites, accrues interest at either LIBOR plus 2.25% or prime plus .5% based on the election of the Company (7.75% at December 31, 1996), and requires interest payments for the first ten months of the loan, followed by principal and interest payments based upon a fifteen year amortization until maturity, May 31, 1999. The outstanding balance at December 31, 1996, includes $2,847,930 of original principal borrowed and $70,000 of accrued interest added from an interest reserve.

     Another loan, in the amount of $3,509,885, was committed under the Note in connection with the construction of the hotel in Phoenix, Arizona. This loan, secured by the hotel at 44th and Oak, accrues interest at either LIBOR plus 2.25% or prime plus .5% based on the election of the Company (7.75% at December 31, 1996), and requires interest payments for the first twelve months of the loan, followed by principal and interest payments based upon a fifteen year amortization until maturity, August 15, 1998. The maturity date may be extended for thirty-six months with the payment of an extension fee of .25% of the loan amount. The outstanding balance at December 31, 1996 was $45,162.

                           HOMEGATE HOSPITALITY, INC.

     In connection with the acquisition of Westar, the Company assumed an $18,100,000 mortgage note due to Nomura Asset Capital Corporation, with interest at 9.71% through January 11, 2011 and the greater of 14.71% or the Treasury Rate plus 9% thereafter. The note is due in monthly installments of $160,789, including interest, commencing February 1996 through January 2021, and is secured by the Westar hotel properties and improvements. The outstanding balance at December 31, 1996 was $17,961,075.

     Restricted cash includes cash retained by the mortgage servicer for payment of taxes, insurance and debt service.

     The mortgage note payable to Nomura Asset Capital Corporation does not allow for prepayment of the debt until January 11, 2011, except by providing the lender with U.S. obligations that produce payments which replicate the payment obligations of the Company under the note. This restriction represents a substantial prepayment penalty. On or after January 11, 2011, the loan can be prepaid at any time with no prepayment penalty.

OTHER NOTES PAYABLE

     The Company has two unsecured notes payable for the purchase of directors and officers insurance. The notes accrue interest at 6.98% and require monthly principal and interest payments of $16,497 through July 1999. The outstanding balance at December 31, 1996 was $462,580.

     Principal maturities of the mortgages and other notes payable at December 31, 1996, are as follows:

                                                 MORTGAGE         OTHER
                                                   NOTES          NOTES         TOTAL
                                                -----------     ---------    ------------
        1997..................................  $   257,582     $ 168,156    $    425,738
        1998..................................      300,549       183,089         483,638
        1999..................................    2,920,239       111,335       3,031,574
        2000..................................      221,514            --         221,514
        2001..................................      249,377            --         249,377
        Thereafter............................   16,974,906            --      16,974,906
                                                -----------      --------     -----------
                                                $20,924,167     $ 462,580    $ 21,386,747
                                                ===========      ========     ===========

     Interest incurred during 1996 was $718,298, of which $132,850 was capitalized. The Company paid interest totaling $532,596 during 1996.

     The carrying value of the mortgage and other notes payable as of December 31, 1996 approximates fair value as the interest rate approximates market rate for similar debt instruments.

5.  INCOME TAXES

     The Company accounts for income taxes using the liability method. Deferred income taxes result from temporary differences between the carrying amounts of assets for financial reporting purposes and the amounts used for income tax purposes and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

     The portion of the loss included in the accompanying financial statements that was incurred by ESLP prior to its merger into the Company will be included in a separate partnership tax return. The loss incurred by the Company subsequent to the merger will be reflected in its corporate income tax return.

                           HOMEGATE HOSPITALITY, INC.

     The differences between the provision for income taxes ($0) and the amounts computed by applying the statutory federal income tax rates to loss before income taxes are:

        Statutory rate applied to loss before income taxes...............  $(294,578)
        ESLP partnership loss............................................    249,098
                                                                           ---------
                                                                             (45,480)
        Provision for valuation allowance................................     45,480
                                                                           ---------
                                                                           $      --
                                                                           =========
        The components of the Company's deferred taxes at December 31, 1996, are:
        Deferred tax asset -- net operating loss carryforward............  $  45,480
        Valuation allowance..............................................    (45,480)
                                                                           ---------
        Net deferred tax asset (liability)...............................  $      --
                                                                           =========

     At December 31, 1996, the Company has unused net operating loss carryforwards of approximately $134,000 for income tax purposes, that expire in the year 2011.

     No tax payments were made in 1996.

6.  RELATED PARTY TRANSACTIONS

     Wyndham Management Corporation ("Wyndham") an affiliate of Crow, administered and funded payroll and insurance benefits for all employees of the Company through September 30, 1996 and continues to administer payroll for the employees of the Studio Suites and Westar hotels. Payables to affiliates includes $46,267 due to Wyndham at December 31, 1996, for reimbursement of payroll and insurance expenditures. Payroll and insurance expenditures reimbursed to Wyndham was $179,123 during 1996.

     Wyndham is entitled to receive a management fee equal to 3% of gross revenues, as defined, for management of the Company's hotels. Management fees were $69,265 in 1996. Payables to affiliates includes $51,710 due to Wyndham at December 31, 1996, for management fees and marketing fees.

     Trammell Crow Residential (TCR), an affiliate of Crow, and Greystar Realty Services (GRS), an affiliate of Greystar, have collectively agreed to develop up to 60 hotel facilities for the Company, under an agreement that expires at the earlier of the completion of the sixtieth hotel or December 31, 1998. Development fees paid to TCR and GRS were $460,175 and $50,000, respectively, during 1996.

     Payables to affiliates includes $879,523, $28,420 and $126,353 due to TCR, Wyndham, and Greystar, respectively, at December 31, 1996, for reimbursement of construction costs and out-of-pocket expenditures incurred in conjunction with the pursuit and acquisition of land and property.

7.  STOCKHOLDERS' EQUITY

COMMON STOCKHOLDERS VOTING RIGHTS

     Common stockholders are entitled to one vote for each share held on all matters presented for a vote of stockholders. Stockholders are entitled to receive pro rata, such dividends, if any, as may be declared by the Board of Directors in their discretion from funds legally available. Upon liquidation or dissolution, stockholders are entitled to receive pro rata, all of the remaining assets of the Company available for distribution to its stockholders.

                           HOMEGATE HOSPITALITY, INC.

ISSUANCE OF COMMON STOCK TO ESLP PARTNERS

     On October 24, 1996, ESLP merged with and into the Company. The Company issued 6,386,087 shares of common stock to the partners of ESLP in exchange for their partnership interests. The cost basis of the partnership interests acquired for stock was $19,267,358.

INITIAL PUBLIC OFFERING

     On October 24, 1996, the Company completed an initial public offering of 4,325,000 shares of its common stock at a public offering price of $11.50 per share (the "Offering"). The proceeds to the Company from the offering were $45,394,875, net of offering expenses.

LONG-TERM INCENTIVE PLAN

     The Company has adopted the 1996 Long-Term Incentive Plan (the "1996 Plan") to attract and retain employees and consultants. Under the plan, options and stock awards may be granted with respect to a total of not more than 1,250,000 shares of common stock, subject to antidilution and other adjustment provisions. The options generally vest over a four-year period and may be exercised over a period of 10 years from the date of grant, subject to the vesting provisions.

     The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) in accounting for its employee stock options. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

     On October 24, 1996, the Company granted options to acquire an aggregate of 511,250 shares of common stock to certain employees and Company advisors. The exercise price for these options is the initial public offering price of $11.50. The stock option grants include 336,250 shares granted to Company officers and employees, 25,000 shares granted to advisors from Greystar, 55,000 shares granted to advisors from TCR, 45,000 shares granted to advisors from Crow Realty Investors, L.P., and 50,000 shares granted to advisors from Wyndham Hotel Company. The options granted to advisors from TCR vested immediately and the remaining stock options will vest ratably over a four-year period. No options were exercised, forfeited or expired in 1996.

     The effect of applying the fair value method prescribed by Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation" to the Company's stock based awards to employees would have increased net loss by $146,000 or $.01 per share. The fair value was estimated using the Black-Scholes option-pricing model based on the weighted average market price at grant date of $11.50 and the following weighted average assumptions: risk-free interest rate of 6.12%, volatility of 10% and dividend yield of 0%.

COMMON STOCK AWARDS

     In connection with the Offering, the Company granted 13,913 shares of common stock under the Plan to certain employees and consultants of the Company. As a result, $64,998 has been recorded to compensation expense and $34,995 has been capitalized to property and equipment for stock granted to employees. In addition, $60,007 has been recorded to offering costs for services provided by consultants in connection with the Offering.

8.  PROFIT SHARING AND SAVINGS PLAN

     The Company has a 401(k) plan for all full-time employees. Employees may contribute up to 15% of their gross pay, subject to certain limitations. The Company's 401(k) plan was effective December 1, 1996.

                           HOMEGATE HOSPITALITY, INC.

The Company matches 50% of the amount contributed by each employee, up to 6% of the employee's gross pay. In 1996, expenses included $2,298 representing the employer's matching contribution to the plan.

9.  SUBSEQUENT EVENTS

     Subsequent to December 31, 1996, the Company purchased three land sites for an aggregate purchase price of $3,224,066. Additionally, the Company began development on two more hotel facilities. Total expected development costs for the two facilities are approximately $8,077,374.

10.  QUARTERLY FINANCIAL DATA (UNAUDITED)

     Unaudited summarized financial data by quarter for 1996 is as follows:

                                                             QUARTER ENDED
                                          ---------------------------------------------------
                                          MARCH 31      JUNE 30    SEPTEMBER 30   DECEMBER 31
                                          --------     ---------   ------------   -----------
        Total revenues..................     $--       $  24,803    $  634,895    $ 2,029,296
        Net loss........................     --         (239,070)     (412,723)      (214,614)
        Pro forma loss per share........     --             (.02)         (.04)          (.02)

                           HOMEGATE HOSPITALITY, INC.

      SCHEDULE III -- REAL ESTATE INVESTMENTS AND ACCUMULATED DEPRECIATION
                               DECEMBER 31, 1996

                                                                                                    COSTS CAPITALIZED
                                                                INITIAL COSTS                   SUBSEQUENT TO ACQUISITION
                                                    -------------------------------------  ------------------------------------
                                                                  BUILDINGS   FURNITURE,   BUILDINGS  FURNITURE,
                                        RELATED                      AND      FIXTURES &      AND     FIXTURES &   CONSTRUCTION
DESCRIPTION                           ENCUMBRANCES     LAND        IMPROV.     EQUIPMENT    IMPROV.    EQUIPMENT   IN PROGRESS
------------------------------------- ------------  -----------  -----------  -----------  ---------  -----------  ------------
Studio Suites-Arlington, TX..........  $2,917,930   $   825,000  $ 3,911,029  $  191,090   $ 76,119    $ 244,106    $        0
44th and Oak-Phoenix, AZ.............      45,162     1,310,000            0           0          0            0     2,340,741
Denver Tech.-Denver, CO..............                   750,000            0           0          0            0       881,210
Metro Center-Phoeniz, AZ.............                   850,000            0           0          0            0             0
Overland Park-Kansas.................                 1,200,000            0           0          0            0       353,701
Lenexa-Kansas City...................                   800,000            0           0          0            0       225,173
Park Central-Dallas, TX..............                 1,075,000            0           0          0            0       358,551
I-10 and Chandler- Phoenix, AZ.......                 1,550,000            0           0          0            0       197,056
Indianapolis Airport/Marion-
  Indianapolis, IN...................                 1,300,000            0           0          0            0        33,959
InnHome Towne Lake- Austin, TX.......                 1,896,000    4,567,845   1,106,430          0            0             0
Westar-Irving........................          (a)      757,234    3,028,937      29,955     17,252       34,143        59,026
Westar-San Antonio Airport...........          (a)    1,189,940    4,759,759      47,071     15,071       23,849        56,306
Westar-San Antonio Fiesta............          (a)      860,464    3,441,974      34,039     14,640       19,546        50,083
Westar-El Paso.......................          (a)    1,249,135    4,995,780      49,406     15,026       26,569        30,051
Westar-Amarillo......................          (a)      864,963    3,441,974      34,039     14,720       22,107        37,296
                                                    -----------  -----------  ----------   --------     --------    ----------
                                                    $16,473,296  $28,147,298  $1,492,030   $152,829    $ 370,320    $4,623,153
                                                    ===========  ===========  ==========   ========     ========    ==========

                GROSS AMOUNT AT WHICH CARRIED AT CLOSE OF PERIOD

                                                      BUILDINGS   FURNITURE,
                                                         AND      FIXTURES &   CONSTRUCTION                ACCUM.     DATE OF
DESCRIPTION                                LAND        IMPROV.     EQUIPMENT   IN PROGRESS    TOTAL(C)    DEPRES.    CONSTRUC.
--------------------------------------- -----------  -----------  -----------  ------------  -----------  --------  -----------
Studio Suites-Arlington, TX............ $   825,000  $ 3,987,148  $  435,196    $        0   $ 5,247,344  $ 88,831         1996
44th and Oak-Phoenix, AZ...............   1,310,000            0           0     2,340,741     3,650,741         0  06/96-12/96
Denver Tech.-Denver, CO................     750,000            0           0       881,210     1,631,210         0  06/96-12/96
Metro Center-Phoeniz, AZ...............     850,000            0           0             0       850,000         0
Overland Park-Kansas...................   1,200,000            0           0       353,701     1,553,701         0  08/96-12/96
Lenexa-Kansas City.....................     800,000            0           0       225,173     1,025,173         0  08/96-12/96
Park Central-Dallas, TX................   1,075,000            0           0       358,551     1,433,551         0  10/96-12/96
I-10 and Chandler- Phoenix, AZ.........   1,550,000            0           0       197,056     1,747,056         0  11/96-12/96
Indianapolis Airport/Marion-
  Indianapolis, IN.....................   1,300,000            0           0        33,959     1,333,959         0         1/97
InnHome Towne Lake- Austin, TX.........   1,986,000    4,567,845   1,106,430             0     7,570,275         0           (b)
Westar-Irving..........................     757,234    3,046,189      64,098        59,026     3,926,547    27,710         1985
Westar-San Antonio Airport.............   1,189,940    4,774,830      70,920        56,306     6,091,996    42,676         1986
Westar-San Antonio Fiesta..............     860,494    3,456,614      53,585        50,083     4,420,776    30,908         1985
Westar-El Paso.........................   1,249,135    5,010,506      75,975        30,051     6,365,967    44,835         1986
Westar-Amarillo........................     860,493    3,456,695      56,146        37,296     4,410,630    30,988         1985
                                        -----------  -----------  ----------    ----------    ----------  --------  -----------
                                        $16,473,296  $28,300,127  $1,862,350    $4,623,153   $51,258,926  $265,948
                                        ===========  ===========  ==========    ==========    ==========  ========

                                                                                                         DEPRECIABLE
                                                                                                DATE      LIVES IN
DESCRIPTION                                                                                   ACQUIRED      YEARS
--------------------------------------------------------------------------------------------  --------   -----------
Studio Suites-Arlington, TX.................................................................  05/31/96       7 to 40
44th and Oak-Phoenix, AZ....................................................................  02/15/96       7 to 40
Denver Tech.-Denver, CO.....................................................................  05/24/96       7 to 40
Metro Center-Phoeniz, AZ....................................................................                 7 to 40
Overland Park-Kansas........................................................................  08/09/96       7 to 40
Lenexa-Kansas City..........................................................................  07/22/96       7 to 40
Park Central-Dallas, TX.....................................................................  09/30/96       7 to 40
I-10 and Chandler- Phoenix, AZ..............................................................  11/05/96       7 to 40
Indianapolis Airport/Marion- Indianapolis, IN...............................................  12/31/96       7 to 40
InnHome Towne Lake- Austin, TX..............................................................  12/31/96       7 to 40
Westar-Irving...............................................................................  09/06/96       7 to 40
Westar-San Antonio Airport..................................................................  09/06/96       7 to 40
Westar-San Antonio Fiesta...................................................................  09/06/96       7 to 40
Westar-El Paso..............................................................................  09/06/96       7 to 40
Westar-Amarillo.............................................................................  09/06/96       7 to 40

---------------
(a) These properties are collateral for the $18,100,000 loan from Nomura Asset Capital Corporation dated 12/29/95. The outstanding balance of the loan at December 31, 1996 is $17,961,075.

(b) This property was built in the 1960's as a dormitory for the University of Texas. This property was renovated in late 1994/early 1995 as an extended-stay hotel facility.

(c) The aggregate cost for federal income tax purposes is approximately $51,259,000.

 NOTES TO SCHEDULE III -- REAL ESTATE INVESTMENTS AND ACCUMULATED DEPRECIATION

                                                                                 PERIOD ENDED
                                                                               DECEMBER 31, 1996
                                                                               -----------------
Real Estate Investments:
  Balance, beginning of period...............................................     $           --
  Additions during period:
  Purchase of hotel properties...............................................         37,277,624
  Purchase of land...........................................................          8,835,000
  Improvements...............................................................          5,146,302
                                                                                     -----------
  Balance, end of period.....................................................     $   51,258,926
                                                                                     -----------

                                                                                 PERIOD ENDED
                                                                               DECEMBER 31, 1996
                                                                               -----------------
Accumulated Depreciation:
  Balance, beginning of period...............................................      $          --
  Additions during period:
  Depreciation...............................................................            265,948
                                                                                        --------
  Balance, end of period.....................................................      $     265,948
                                                                                        --------

                                                                         ANNEX A

                               AGREEMENT AND PLAN
                                   OF MERGER
                                  DATED AS OF
                                 JULY 25, 1997
                                     AMONG
                            PRIME HOSPITALITY CORP.
                               PH SUB CORPORATION
                                      AND
                           HOMEGATE HOSPITALITY, INC.

                               TABLE OF CONTENTS

                                                                                          PAGE
                                                                                          ----
ARTICLE I  THE MERGER...................................................................    1
  Section 1.1    The Merger.............................................................    1
  Section 1.2    Effective Date of the Merger...........................................    1
ARTICLE II  THE SURVIVING CORPORATION...................................................    1
  Section 2.1    Certificate of Incorporation...........................................    1
  Section 2.2    By-Laws................................................................    1
  Section 2.3    Board of Directors; Officers...........................................    1
  Section 2.4    Effects of Merger......................................................    2
ARTICLE III  CONVERSION OF SHARES.......................................................    2
  Section 3.1    Exchange Ratio.........................................................    2
  Section 3.2    Parent to Make Certificates Available..................................    2
  Section 3.3    Dividends; Stock Transfer Taxes........................................    2
  Section 3.4    No Fractional Shares...................................................    3
  Section 3.5    Stock Options..........................................................    3
  Section 3.6    Stockholders' Meetings.................................................    3
  Section 3.7    Closing of the Company's Transfer Books................................    4
  Section 3.8    Assistance in Consummation of the Merger...............................    4
  Section 3.9    Closing................................................................    4
  Section 3.10   Transfer Taxes.........................................................    4
ARTICLE IV  REPRESENTATIONS AND WARRANTIES OF PARENT....................................    4
  Section 4.1    Organization and Qualification.........................................    4
  Section 4.2    Capitalization.........................................................    4
  Section 4.3    Subsidiaries...........................................................    5
  Section 4.4    Authorization; Binding Agreement.......................................    5
  Section 4.5    No Violations..........................................................    5
  Section 4.6    Governmental Approvals.................................................    5
  Section 4.7    Reports and Financial Statements.......................................    5
  Section 4.8    Absence of Certain Changes or Events...................................    6
  Section 4.9    Litigation.............................................................    6
  Section 4.10   Parent Action..........................................................    6
  Section 4.11   Financial Advisor......................................................    6
  Section 4.12   Compliance with Applicable Laws........................................    7
  Section 4.13   Liabilities............................................................    7
  Section 4.14   No Material Adverse Effect.............................................    7
  Section 4.15   Accounting Matters.....................................................    7
  Section 4.16   Disclosure.............................................................    7
ARTICLE V  REPRESENTATIONS AND WARRANTIES OF THE COMPANY................................    7
  Section 5.1    Organization and Qualification.........................................    7
  Section 5.2    Capitalization.........................................................    8
  Section 5.3    Subsidiaries...........................................................    8
  Section 5.4    Authorization; Binding Agreement.......................................    8
  Section 5.5    No Violations..........................................................    9
  Section 5.6    Governmental Approvals.................................................    9
  Section 5.7    Reports and Financial Statements.......................................    9
  Section 5.8    Absence of Certain Changes or Events...................................    9
  Section 5.9    Litigation.............................................................   10

                                                                                          PAGE
                                                                                          ----
  Section 5.10   Employee Benefit Plans.................................................   10
  Section 5.11   Labor Matters..........................................................   12
  Section 5.12   Company Action.........................................................   12
  Section 5.13   Financial Advisor......................................................   12
  Section 5.14   Compliance with Applicable Laws........................................   12
  Section 5.15   Liabilities............................................................   13
  Section 5.16   Taxes..................................................................   13
  Section 5.17   Certain Agreements.....................................................   13
  Section 5.18   Contracts..............................................................   13
  Section 5.19   Trademarks.............................................................   14
  Section 5.20   No Material Adverse Effect.............................................   14
  Section 5.21   Accounting Matters.....................................................   14
  Section 5.22   Required Vote of Company Common Stock..................................   14
  Section 5.23   Real Property..........................................................   14
  Section 5.24   Hotel Zoning; Improvements.............................................   15
  Section 5.25   Environmental Matters..................................................   15
  Section 5.26   Development Agreement..................................................   16
  Section 5.27   Insurance..............................................................   16
  Section 5.28   Disclosure.............................................................   16
ARTICLE VI  REPRESENTATIONS AND WARRANTIES REGARDING SUB................................   16
  Section 6.1    Organization...........................................................   16
  Section 6.2    Capitalization.........................................................   16
  Section 6.3    Authority Relative to this Agreement...................................   16
ARTICLE VII  CONDUCT OF BUSINESS PENDING THE MERGER.....................................   17
  Section 7.1    Conduct of Business by the Company Pending the Merger..................   17
  Section 7.2    Conduct of Business by Parent Pending the Merger.......................   18
  Section 7.3    Conduct of Business of Sub.............................................   18
ARTICLE VIII  ADDITIONAL AGREEMENTS.....................................................   19
  Section 8.1    Access and Information.................................................   19
  Section 8.2    Registration Statement/Proxy Statement.................................   19
  Section 8.3    Affiliate and Pooling Agreements.......................................   19
  Section 8.4    Stock Exchange Listing.................................................   20
  Section 8.5    Employee Plans.........................................................   20
  Section 8.6    Indemnification and Insurance..........................................   20
  Section 8.7    Board Representation...................................................   21
  Section 8.8    Additional Agreements..................................................   21
  Section 8.9    Alternative Proposals..................................................   21
  Section 8.10   Advice of Changes; SEC Filings.........................................   22
  Section 8.11   Letter of the Company's Accountants....................................   22
  Section 8.12   Letter of Parent and Sub's Accountants.................................   22
  Section 8.13   Tax Certificate........................................................   22
ARTICLE IX  CONDITIONS PRECEDENT........................................................   22
  Section 9.1    Conditions to Each Party's Obligation to Effect the Merger.............   22
  Section 9.2    Conditions to Obligation of the Company to Effect the Merger...........   23
  Section 9.3    Conditions to Obligations of Parent and Sub to Effect the Merger.......   24
ARTICLE X  TERMINATION, AMENDMENT AND WAIVER............................................   24
  Section 10.1   Termination by Mutual Consent..........................................   24
  Section 10.2   Termination by Either Parent or the Company............................   24

                                                                                          PAGE
                                                                                          ----
  Section 10.3   Termination by the Company.............................................   25
  Section 10.4   Termination by Parent..................................................   25
  Section 10.5   Effect of Termination and Abandonment..................................   25
ARTICLE XI  GENERAL PROVISIONS..........................................................   26
  Section 11.1   Non-Survival of Representations, Warranties and Agreements.............   26
  Section 11.2   Notices................................................................   26
  Section 11.3   Fees and Expenses......................................................   27
  Section 11.4   Publicity..............................................................   27
  Section 11.5   Specific Performance...................................................   27
  Section 11.6   Assignment; Binding Effect.............................................   27
  Section 11.7   Entire Agreement.......................................................   27
  Section 11.8   Amendment..............................................................   28
  Section 11.9   Governing Law..........................................................   28
  Section 11.10  Counterparts...........................................................   28
  Section 11.11  Headings and Table of Contents.........................................   28
  Section 11.12  Interpretation.........................................................   28
  Section 11.13  Waivers................................................................   28
  Section 11.14  Incorporation of Exhibits..............................................   28
  Section 11.15  Severability...........................................................   28
  Section 11.16  Certain Definitions....................................................   28
  Section 11.17  Waiver of Jury Trial...................................................   29
  Section 11.18  Jurisdiction; Service of Process.......................................   29

Schedules:
  3.5(a)         Stock Options
  4.1            Organization and Qualification
  5.1            Organization and Qualification
  5.3            Subsidiaries
  5.5            No Violations
  5.8            Absence of Certain Changes or Events
  5.9            Litigation
  5.10           Employee Benefit Plans
  5.13           Financial Advisor
  5.16           Taxes
  5.17           Certain Agreements
  5.18           Contracts
  5.19           Trademarks
  5.23           Real Property
  5.24           Hotel Zoning; Improvements
  5.25           Environmental Matters
  5.26           Development Agreement
  7.1            Conduct of Business by the Company Pending the Merger
  8.5            Employee Plans

                          AGREEMENT AND PLAN OF MERGER

     THIS AGREEMENT AND PLAN OF MERGER (the "Agreement"), dated as of July 25, 1997, by and among Prime Hospitality Corp., a Delaware corporation ("Parent"), PH Sub Corporation, a Delaware corporation and a wholly owned subsidiary of Parent ("Sub"), and Homegate Hospitality, Inc., a Delaware corporation (the "Company"):

                              W I T N E S S E T H:

     WHEREAS, Parent and the Company desire to effect a business combination by means of the merger of Sub with and into the Company (the "Merger");

     WHEREAS, the Boards of Directors of Parent, Sub and the Company have approved the Merger, upon the terms and subject to the conditions set forth herein;

     WHEREAS, for accounting purposes, it is intended that the Merger shall be accounted for as a "pooling of interests"; and

     WHEREAS, for federal income tax purposes, it is intended that the Merger shall qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code").

     NOW, THEREFORE, in consideration of the foregoing premises and the representations, warranties and agreements contained herein the parties hereto agree as follows:

                                   ARTICLE I

                                   THE MERGER

     Section 1.1 The Merger. Upon the terms and subject to the conditions hereof, on the Effective Date (as defined in Section 1.2), Sub shall be merged into the Company and the separate existence of Sub shall thereupon cease, and the Company, as the corporation surviving the Merger (the "Surviving Corporation"), shall by virtue of the Merger continue its corporate existence under the laws of the State of Delaware.

     Section 1.2 Effective Date of the Merger. The Merger shall become effective at the date and time (the "Effective Date") when a properly executed Certificate of Merger is duly filed with the Secretary of State of the State of Delaware, which filing shall be made as soon as practicable following fulfillment of the conditions set forth in Article IX hereof, or at such time thereafter as is provided in such Certificate of Merger.

                                   ARTICLE II

                           THE SURVIVING CORPORATION

     Section 2.1 Certificate of Incorporation. The Certificate of Incorporation of the Company as in effect on the Effective Date shall be the Certificate of Incorporation of the Surviving Corporation, provided that such Certificate of Incorporation shall be amended and restated immediately following the Merger in a form satisfactory to Parent and the Surviving Corporation.

     Section 2.2 By-Laws. The By-laws of the Sub as in effect on the Effective Date shall be the By-laws of the Surviving Corporation, and thereafter may be amended in accordance with its terms and as provided by law and this Agreement.

     Section 2.3 Board of Directors; Officers. The directors of Sub immediately prior to the Effective Date shall be the directors of the Surviving Corporation, and the officers of the Company immediately prior to the Effective Date shall be the officers of the Surviving Corporation, in each case until their respective successors are duly elected and qualified.

     Section 2.4 Effects of Merger. The Merger shall have the effects set forth in Section 259 of the Delaware General Corporation Law (the "DGCL").

                                  ARTICLE III

                              CONVERSION OF SHARES

     Section 3.1 Exchange Ratio. On the Effective Date, by virtue of the Merger and without any action on the part of any holder of any common stock, $.01 par value, of the Company ("Company Common Stock"):

          (a) All shares of Company Common Stock which are held by the Company or any Subsidiary (as defined in Section 11.16) of the Company, and any shares of Company Common Stock owned by Parent, Sub or any other Subsidiary of Parent, shall be canceled.

          (b) Subject to Section 3.4, each remaining outstanding share of Company Common Stock shall be converted into 0.6073 (the "Exchange Ratio") fully paid and nonassessable shares of the common stock, $.01 par value, of Parent ("Parent Common Stock").

          (c) In the event of any stock dividend, stock split, reclassification, recapitalization, combination or exchange of shares with respect to, or rights issued in respect of, Parent Common Stock or Company Common Stock after the date hereof, the Exchange Ratio shall be adjusted accordingly.

          (d) Each issued and outstanding share of capital stock of Sub shall be converted into and become one fully paid and nonassessable share of common stock of the Surviving Corporation.

     Section 3.2  Parent to Make Certificates Available.

     (a) Prior to the Effective Date, Parent shall select an Exchange Agent, which shall be Parent's transfer agent or such other person or persons reasonably satisfactory to the Company, to act as Exchange Agent for the Merger (the "Exchange Agent"). As soon as practicable after the Effective Date, Parent shall make available, and each holder of Company Common Stock will be entitled to receive, upon surrender to the Exchange Agent of one or more certificates ("Certificates") representing such stock for cancellation, certificates representing the number of shares of Parent Common Stock into which such shares are converted in the Merger and cash in consideration of fractional shares as provided in Section 3.4 (the "Share Consideration"). Parent Common Stock into which Company Common Stock shall be converted in the Merger shall be deemed to have been issued on the Effective Date.

     (b) Any holder of shares of Company Common Stock who has not exchanged his Certificates for Parent Common Stock in accordance with subsection (a) within 12 months after the Effective Date shall have no further claim upon the Exchange Agent and shall thereafter look only to Parent and the Surviving Corporation for payment in respect of his shares of Company Common Stock. Until so surrendered, Certificates shall represent solely the right to receive the Share Consideration.

     Section 3.3 Dividends; Stock Transfer Taxes. No dividends or other distributions that are declared or made on Parent Common Stock will be paid to persons entitled to receive certificates representing Parent Common Stock pursuant to this Agreement until such persons surrender their Certificates representing Company Common Stock. Upon such surrender, there shall be paid to the person in whose name the certificates representing such Parent Common Stock shall be issued (i) at the time of such surrender, the amount of dividends or other distributions with a record date after the Effective Date theretofore payable with respect to such whole shares of Parent Common Stock and not paid, less the amount of any withholding taxes which may be required thereon, and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Date but prior to surrender and a payment date subsequent to surrender payable with respect to such whole shares of Parent Common Stock, less the amount of any withholding taxes which may be required thereon. In no event shall the person entitled to receive such dividends be entitled to receive interest on such dividends. In the event that any certificates representing shares of Parent Common Stock are to be issued in a name other than that in which the Certificates surrendered in exchange therefor are registered, it shall be a condition of such exchange that the Certificate or

Certificates so surrendered shall be properly endorsed or be otherwise in proper form for transfer and that the person requesting such exchange shall pay to the Exchange Agent any transfer or other taxes required by reason of the issuance of certificates for such shares of Parent Common Stock in a name other than that of the registered holder of the Certificate or Certificates surrendered, or shall establish to the satisfaction of the Exchange Agent that such tax has been paid or is not applicable. Notwithstanding the foregoing, neither the Exchange Agent nor any party hereto shall be liable to a holder of shares of Company Common Stock for any shares of Parent Common Stock or dividends thereon delivered to a public official pursuant to any applicable abandoned property, escheat or similar laws. In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such person of a bond in such reasonable amount as the Surviving Corporation may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the shares of Parent Common Stock and cash in lieu of fractional shares, and unpaid dividends and distributions on shares of Parent Common Stock as provided in this
Section 3.3, deliverable in respect thereof pursuant to this Agreement.

     Section 3.4 No Fractional Shares. No certificates or scrip representing fractional shares of Parent Common Stock shall be issued upon the surrender for exchange of Certificates pursuant to Section 3.2. Notwithstanding any other provision of this Agreement, each holder of Company Common Stock exchanged pursuant to the Merger who would otherwise be entitled to receive a fraction of a share of Parent Common Stock (after taking into account all Certificates delivered by such holder) shall receive, in lieu thereof, cash in an amount equal to such fractional part of a share of Parent Common Stock multiplied by the per-share value of the Parent Common Stock, with such per-share value being deemed equal to the average composite closing sale price for Parent Common Stock on the New York Stock Exchange (the "NYSE") for the 10 business days next preceding the Effective Date, as reported in each case in the following day's edition of The Wall Street Journal.

     Section 3.5 Stock Options. (a) Each of the Company's stock option plans (the "Option Plans"), and options to acquire shares of Company Common Stock outstanding on the date hereof, are set forth in Section 3.5(a) of the Company Disclosure Schedule (as defined in Section 5.1). Each Option Plan and all such options which are outstanding immediately prior to the Effective Date, whether vested or unvested (each, an "Option" and collectively, the "Options"), shall be assumed by Parent at the Effective Date, and each such Option shall become an option to purchase a number of shares of Parent Common Stock (a "Substitute Option") equal to the number of shares of Company Common Stock subject to such Option multiplied by the Exchange Ratio (rounded to the nearest whole share). The per share exercise price for each Substitute Option shall be the current exercise price per share of Company Common Stock divided by the Exchange Ratio (rounded up to the nearest full cent), and each Substitute Option otherwise shall be subject to all of the other terms and conditions of the original Option to which it relates. Prior to the Effective Date, the Company shall take such additional actions as are necessary under applicable law and the applicable agreements and Option Plans to ensure that each outstanding Option shall, from and after the Effective Date, represent only the right to purchase, upon exercise, shares of Parent Common Stock. There shall not occur as a result of the Merger any acceleration of vesting or exercisability with respect to any Option, or any lapse of vesting restrictions with respect to any share of restricted stock, other than pursuant to the terms of the original grant agreement, and any such acceleration shall occur without the exercise of discretion by any person or entity.

     (b) As soon as reasonably practicable after the Effective Date, Parent shall cause to be included under a registration statement on Form S-8 of Parent all shares of Parent Common Stock which are subject to Substitute Options, and shall maintain the effectiveness of such registration statement until all Substitute Options have been exercised, expired or forfeited.

     Section 3.6 Stockholders' Meetings. Subject to Section 8.9, the Company shall take all action necessary, in accordance with applicable law and its Certificate of Incorporation and By-laws, to convene a special meeting of the holders of Company Common Stock (the "Company Meeting") as promptly as practicable for the purpose of considering and taking action upon this Agreement. Subject to Section 8.9, the

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

Board of Directors of the Company will recommend that holders of Company Common Stock vote in favor of and approve the Merger and the adoption of the Agreement at the Company Meeting.

     Section 3.7 Closing of the Company's Transfer Books. At the Effective Date, the stock transfer books of the Company shall be closed and no transfer of shares of Company Common Stock shall be made thereafter. In the event that, after the Effective Date, Certificates are presented to the Surviving Corporation, they shall be canceled and exchanged for Parent Common Stock and/or cash as provided in Sections 3.1(b) and 3.4.

     Section 3.8 Assistance in Consummation of the Merger. Subject to Section 8.9, each of Parent, Sub and the Company shall provide all reasonable assistance to, and shall cooperate with, each other to bring about the consummation of the Merger as soon as possible in accordance with the terms and conditions of this Agreement. Parent shall cause Sub to perform all of its obligations in connection with this Agreement.

     Section 3.9 Closing. The closing of the transactions contemplated by this Agreement (the "Closing") shall take place (i) at the offices of Willkie Farr & Gallagher, One Citicorp Center, 153 East 53rd Street, New York, New York 10022, at 9:00 A.M. local time on the first business day following the day on which the last of the conditions set forth in Article IX (other than those that can only be fulfilled on the Effective Date) is fulfilled or waived or (ii) at such other time and place as Parent and the Company shall agree in writing.

     Section 3.10 Transfer Taxes. Parent and Company shall cooperate in the preparation, execution and filing of all returns, applications or other documents regarding any real property transfer, stamp, recording, documentary or other taxes and any other fees and similar taxes which become payable in connection with the Merger (other than transfer or stamp taxes payable in respect of transfers pursuant to Section 3.3) (collectively, "Transfer Taxes"). From and after the Effective Date, Parent shall pay or cause to be paid, without deduction or withholding from any amounts payable to the holders of Company Common Stock, all Transfer Taxes.

                                   ARTICLE IV

                    REPRESENTATIONS AND WARRANTIES OF PARENT

     Parent represents and warrants to the Company as follows:

     Section 4.1 Organization and Qualification. Parent is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has the corporate power to carry on its business as it is now being conducted or currently proposed to be conducted. Parent is duly qualified as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character of its properties owned or held under lease or the nature of its activities make such qualification necessary, except where the failure to be so qualified will not, individually or in the aggregate, have a material adverse effect on the business, properties, assets, prospects, condition (financial or otherwise), liabilities or results of operations of Parent and its Subsidiaries taken as a whole (a "Parent Material Adverse Effect"). Complete and correct copies as of the date hereof of the Certificate of Incorporation and By-laws of Parent have been delivered to the Company as
Section 4.1 of the disclosure schedule delivered by Parent to the Company in connection with this Agreement (the "Parent Disclosure Schedule"). The Certificate of Incorporation and By-laws of Parent and each of its Subsidiaries are in full force and effect. Neither Parent nor any of its Subsidiaries is in violation of any provision of its respective Certificate of Incorporation or By-laws.

     Section 4.2 Capitalization. The authorized capital stock of Parent consists of 75,000,000 shares of Parent Common Stock and 20,000,000 shares of preferred stock, $.10 par value. As of March 31, 1997, 39,926,662 shares of Parent Common Stock were issued and outstanding, and no shares of preferred stock were issued and outstanding. All of the shares of Parent Common Stock issuable in accordance with this Agreement in exchange for Company Common Stock at the Effective Date in accordance with this Agreement will be, when so issued, duly authorized, validly issued, fully paid and nonassessable and shall be delivered free and clear of all liens, claims, charges and encumbrances of any kind or nature whatsoever. As of July 23, 1997, except for (i) options to acquire an aggregate of 1,979,499 shares of Parent Common Stock pursuant to the 1995 Employee Stock Option Plan, the 1995 Non-Employee Director Stock Option Plan and the 1992 Stock Option and Performance Incentive Plans,
(ii) warrants to acquire an aggregate of 854,713 shares of Parent Common Stock and (iii) $75,000,000 aggregate principal amount of Convertible Subordinated Notes due 2002, agreements or commitments presently outstanding obligating Parent to issue, deliver or sell shares of its capital stock or debt securities, or obligating Parent to grant, extend or enter into any such option, warrant, call or other such right, agreement or commitment.

     Section 4.3 Subsidiaries. Each Subsidiary of Parent is a corporation, limited partnership or limited liability company duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or formation and has the corporate, partnership or other power to carry on its business as it is now being conducted or currently proposed to be conducted. Each Subsidiary of Parent is duly qualified as a foreign corporation, partnership or limited liability company to do business, and is in good standing, in each jurisdiction where the character of its properties owned or held under lease or the nature of its activities makes such qualification necessary, except where the failure to be so qualified, when taken together with all such failures, has not had, or would not reasonably be expected to have, a Parent Material Adverse Effect.

     Section 4.4 Authorization; Binding Agreement. Parent has the corporate power to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by Parent's Board of Directors. No other corporate proceedings on the part of Parent (or its stockholders) are necessary to authorize this Agreement and the transactions contemplated hereby. This Agreement constitutes a valid and binding obligation of Parent enforceable against Parent in accordance with its terms.

     Section 4.5  No Violations.  Parent is not subject to or obligated under
(i) any charter, by-law, indenture or other loan document provision or (ii) any other contract, license, franchise, permit, order, decree, concession, lease, instrument, judgment, statute, law, ordinance, rule or regulation applicable to Parent or any of its Subsidiaries or their respective properties or assets, which would be breached or violated, or under which there would be a default (with or without notice or lapse of time, or both), or under which there would arise a right of termination, cancellation, modification or acceleration of any obligation or the loss of a material benefit, by its entering into and performing this Agreement, other than, in the case of clause (ii) only, any breaches, violations, defaults, terminations, cancellations, modifications, accelerations or losses which, either singly or in the aggregate, have not had, or would not reasonably be expected to have, a Parent Material Adverse Effect or prevent or unreasonably delay the consummation of the transactions contemplated hereby.

     Section 4.6 Governmental Approvals. Except in connection or in compliance with the provisions of the Securities Act of 1933, as amended (the "Securities Act"), the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the corporation, securities or blue sky laws or regulations of the various states, no filing or registration with, or authorization, consent or approval of, any public body or authority is necessary for the consummation by Parent of the Merger or the other transactions contemplated by this Agreement other than filings, registrations, authorizations, consents or approvals the failure of which to make or obtain have not had, or would not reasonably be expected to have, either singly or in the aggregate, a Parent Material Adverse Effect or prevent the consummation of the transactions contemplated hereby or thereby.

     Section 4.7 Reports and Financial Statements. Parent has previously furnished the Company with true and complete copies of its (i) Annual Report on Form 10-K for the year ended December 31, 1996, as filed with the Securities and Exchange Commission (the "Commission"), (ii) Quarterly Report on Form 10-Q for the quarter ended March 31, 1997, as filed with the Commission, (iii) proxy statements related to all meetings of its stockholders (whether annual or special) since January 1, 1996, and (iv) all other reports or registration statements filed by Parent with the Commission since January 1, 1996 (except for preliminary material in the case of clauses (iii) and (iv) above) (clauses (i) through (iv) being referred to herein collectively as the "Parent SEC Reports"). As of their respective dates, the Parent SEC Reports complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the Commission thereunder applicable to such Parent SEC Reports. As of their respective dates, the Parent SEC Reports did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The audited consolidated financial statements and unaudited interim consolidated financial statements of Parent included in the Parent SEC Reports comply in all material respects with applicable accounting requirements and with the published rules and regulations of the Commission with respect thereto. The consolidated financial statements included in the Parent SEC Reports: have been prepared in accordance with generally accepted accounting principles applied on a consistent basis (except as may be indicated in the notes thereto); present fairly, in all material respects, the consolidated financial position of Parent and its Subsidiaries as at the dates thereof and the consolidated results of their operations and consolidated cash flows for the periods then ended subject, in the case of the unaudited interim consolidated financial statements, to normal year-end audit adjustments, any other adjustments described therein and the fact that certain information and notes have been condensed or omitted in accordance with the Exchange Act and the rules promulgated thereunder; and are in accordance with the books of account and records of the Parent and its Subsidiaries.

     Section 4.8 Absence of Certain Changes or Events. Except as disclosed in the Parent SEC Reports and as contemplated by this Agreement, since December 31, 1996 through the date hereof, Parent and its Subsidiaries have conducted their business only in the ordinary and usual course, and there has not been (i) any transaction, commitment, dispute or other event or condition (financial or otherwise) of any character (whether or not in the ordinary course of business) individually or in the aggregate that has had, or would reasonably be expected to have, a Parent Material Adverse Effect; (ii) any material damage, destruction or loss, whether or not covered by insurance; (iii) any investment by Parent or any of its Subsidiaries in any corporation, partnership or other entity in excess of $25,000,000 in the aggregate; (iv) any sale, disposition or other transfer of assets or properties of Parent or any of its Subsidiaries (other than in the ordinary course of business consistent with past practice) in excess of $15,000,000 in the aggregate; (v) the incurrence or guarantee of any indebtedness (other than in the ordinary course of business consistent with past practice) in excess of $5,000,000 in the aggregate; (vi) any entry into any other commitment or transaction material to Parent and its Subsidiaries taken as a whole (other than in the ordinary course of business consistent with past practice); (vii) any declaration, setting aside or payment of any dividend or distribution (whether in cash, stock or property) with respect to its capital stock; (viii) any change in its accounting principles, practices or methods;
(ix) any split, combination or reclassification of any of Parent's capital stock or the issuance or authorization of any issuance of any other securities in respect of, in lieu of or in substitution for, shares of Parent's capital stock;
(x) any repurchase or redemption with respect to its capital stock; (xi) any revaluation by Parent of any of its assets (including, without limitation, the write-off of notes or accounts receivable) in excess of $500,000 in the aggregate; or (xii) any agreement (whether or not in writing), arrangement or understanding to do any of the foregoing.

     Section 4.9 Litigation. Except as disclosed in Parent's Annual Report on Form 10-K for the year ended December 31, 1996, or the Parent's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997, there is no suit, action or proceeding pending or, to the knowledge of Parent, threatened against Parent or any of its Subsidiaries which, either alone or in the aggregate, would reasonably be expected to have a Parent Material Adverse Effect, nor is there any judgment, decree, injunction, rule or order of any court, governmental department, commission, agency, instrumentality or arbitrator outstanding against Parent or any of its Subsidiaries having, or which would reasonably be expected to have, either alone or in the aggregate, a Parent Material Adverse Effect.

     Section 4.10 Parent Action. The Board of Directors of Parent (at a meeting duly called and held) has by the requisite vote of all directors present
(a) determined that this Agreement is advisable and in the best interests of Parent and its stockholders and (b) approved the Merger in accordance with the provisions of Section 251 of the DGCL.

     Section 4.11 Financial Advisor. Parent represents and warrants that, except for Montgomery Securities, no broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission in connection with the Merger or the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or any of its Subsidiaries.

     Section 4.12 Compliance with Applicable Laws. Parent and its Subsidiaries hold all permits, licenses, variances, exemptions, orders and approvals of all courts, administrative agencies or commissions or other governmental authorities or instrumentalities, domestic or foreign (each, a "Governmental Entity") necessary in connection with the conduct of their business (the "Parent Permits"), except for such permits, licenses, variances, exemptions, orders and approvals the failure of which to hold have not had, or would not reasonably be expected to have, either singly or in the aggregate, a Parent Material Adverse Effect. The Parent and its Subsidiaries are in compliance with the terms of the Parent Permits, except for such failures to comply which, singly or in the aggregate, have not had, or would not reasonably be expected to have, a Parent Material Adverse Effect. The businesses of Parent and its Subsidiaries are not being conducted in violation of any law, ordinance or regulation of any Governmental Entity, except for violations which individually or in the aggregate have not had, or would not reasonably be expected to have, a Parent Material Adverse Effect. No investigation or review by any Governmental Entity with respect to Parent or any of its Subsidiaries is pending or, to the knowledge of Parent, threatened, nor has any Governmental Entity indicated an intention to conduct the same, other than those the outcome of which have not had, or would not reasonably be expected to have, either singly or in the aggregate, a Parent Material Adverse Effect.

     Section 4.13 Liabilities. Since the date of the latest consolidated balance sheet of Parent contained in the Parent SEC Reports through the date hereof, neither Parent nor any of its Subsidiaries has incurred any material liabilities or obligations (absolute, accrued, contingent or otherwise) of the type that is required to be reflected or reserved against in a consolidated balance sheet of Parent and its Subsidiaries, or in the notes thereto, prepared in accordance with generally accepted accounting principles, other than liabilities incurred in the ordinary course of business and liabilities which are fully disclosed or provided for in the most recent Parent SEC Reports. To the knowledge of Parent, there is no basis for any contingent or unknown liability of any nature against Parent or its Subsidiaries, which has had, or would reasonably be expected to have, either singly or in the aggregate, a Parent Material Adverse Effect, other than as reflected in the Parent SEC Reports.

     Section 4.14 No Material Adverse Effect. Except as disclosed in the Parent SEC Reports, Parent is not aware of any fact or facts which has or have had, or would reasonably be expected to have, either singly or in the aggregate, a Parent Material Adverse Effect.

     Section 4.15 Accounting Matters. Neither Parent nor, to its knowledge, any of its affiliates, has through the date hereof, taken or agreed to take any action that would prevent the Company from accounting for the business combination to be effected by the Merger as a "pooling of interests" in accordance with Accounting Principles Board Opinion No. 16, the interpretive releases issued pursuant thereto and the pronouncements of the Commission. To the knowledge of Parent, Parent has not taken any action which would prevent the Merger from constituting a reorganization within the meaning of Section 368(a) of the Code.

     Section 4.16 Disclosure. No representation or warranty by Parent in this Agreement, and no schedule or certificate delivered by Parent and furnished to the Company pursuant hereto, or in connection with the transactions contemplated hereby, is false and misleading in any material respect or contains any material misstatement of fact or omits to state any material facts required to be stated to make such information not misleading.

                                   ARTICLE V

                 REPRESENTATIONS AND WARRANTIES OF THE COMPANY

     The Company represents and warrants to Parent and Sub as follows:

     Section 5.1 Organization and Qualification. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has the corporate power to carry on its business as it is now being conducted or currently proposed to be conducted. The Company is duly qualified as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character of its properties owned or held under lease or the nature of its activities makes such qualification necessary, except where the failure to be so qualified will not, individually or in the aggregate, have a material adverse effect on the business, properties, assets, prospects, condition (financial or otherwise), liabilities or results of operations of the Company and its Subsidiaries taken as a whole (a "Company Material Adverse Effect"). Complete and correct copies of the Certificate of Incorporation and By-laws of the Company and each of its Subsidiaries have been delivered to Parent as Section 5.1 of the disclosure schedule delivered by the Company to Parent in connection with this Agreement (the "Company Disclosure Schedule"). The Certificate of Incorporation and By-laws of the Company and each of its Subsidiaries are in full force and effect. Neither the Company nor any of its Subsidiaries is in violation of any provision of its respective Certificate of Incorporation or By-laws.

     Section 5.2 Capitalization. The authorized capital stock of the Company consists of 20,000,000 shares of Company Common Stock and 5,000,000 shares of preferred stock, $.01 par value. As of the date hereof, 10,725,000 shares of Company Common Stock were issued and outstanding, and no shares of preferred stock were issued and outstanding. There are no bonds, debentures, notes or other indebtedness issued and outstanding having the right to vote, or which are convertible into or exercisable for securities having the right to vote, on any matters on which the Company's shareholders may vote. Except for options to acquire 641,250 shares of Company Common Stock pursuant to the Company's 1996 Long Term Incentive Plan (the "1996 Plan"), there are no options, warrants, calls or other rights, agreements or commitments presently outstanding obligating the Company to issue, deliver or sell shares of its capital stock or debt securities, or obligating the Company to grant, extend or enter into any such option, warrant, call or other such right, agreement or commitment. All of the shares of Company Common Stock outstanding at the Effective Date will be duly authorized, validly issued, fully paid and nonassessable. After the Effective Date, the Surviving Corporation will have no obligation to issue, transfer or sell any shares of capital stock of the Company or the Surviving Corporation pursuant to any Company Employee Benefit Plan (as defined in Section 5.10).

     Section 5.3 Subsidiaries. The only Subsidiaries of the Company are disclosed in Section 5.3 of the Company Disclosure Schedule. Each Significant Subsidiary (as such term is defined in Rule 1-02 of Regulation S-X under the Securities Act) ("Significant Subsidiary") of the Company has been named in the Company SEC Reports (as hereinafter defined). Each Subsidiary of the Company is a corporation or limited partnership duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or formation and has the corporate or partnership power to carry on its business as it is now being conducted or currently proposed to be conducted. Each Subsidiary of the Company is duly qualified as a foreign corporation or partnership to do business, and is in good standing, in each jurisdiction where the character of its properties owned or held under lease or the nature of its activities makes such qualification necessary, except where the failure to be so qualified, when taken together with all such failures, has not had, or would not reasonably be expected to have, a Company Material Adverse Effect. Section 5.3 of the Company Disclosure Schedule contains, with respect to each Subsidiary of the Company, its name and jurisdiction of incorporation and, with respect to each Subsidiary that is not wholly owned, the number of issued and outstanding shares of capital stock and the number of shares of capital stock owned by the Company or a Subsidiary. All the outstanding shares of capital stock of each Subsidiary of the Company are validly issued, fully paid and nonassessable, and those owned by the Company or by a Subsidiary of the Company are owned free and clear of any liens, claims or encumbrances. There are no existing options, warrants, calls or other rights, agreements or commitments of any character to which the Company or any of its Subsidiaries is a party relating to the issued or unissued capital stock or other securities of any of the Subsidiaries of the Company. Except as set forth in the Company's Annual Report on Form 10-K for the year ended December 31, 1996, the Company does not directly or indirectly own any interest in any other corporation, partnership, joint venture or other business association or entity.

     Section 5.4 Authorization; Binding Agreement. The Company has the corporate power to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by the Company's Board of Directors. Except for the approval of the holders of not less than two-thirds of the outstanding shares of Company Common Stock, no other corporate proceedings on the part of the Company are necessary to authorize this Agreement and the transactions contemplated hereby. This Agreement constitutes a valid and binding obligation of the Company enforceable against the Company in accordance with its terms.

     Section 5.5 No Violations. Except as set forth in Section 5.5 of the Company Disclosure Schedule, the Company is not subject to or obligated under
(i) any charter, by-law, indenture or other loan document provision or (ii) any other contract, license, franchise, permit, order, decree, concession, lease, instrument, judgment, statute, law, ordinance, rule or regulation applicable to the Company or any of its Subsidiaries or their respective properties or assets, which would be breached or violated, or under which there would be a default (with or without notice or lapse of time, or both), or under which there would arise a right of termination, cancellation, modification or acceleration of any obligation or the loss of a material benefit, by its entering into and performing this Agreement, other than, in the case of clause (ii) only, any breaches, violations, defaults, terminations, cancellations, modifications, accelerations or losses which, either singly or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect or prevent or unreasonably delay the consummation of the transactions contemplated hereby.

     Section 5.6 Governmental Approvals. Except in connection or in compliance with the provisions of the Securities Act, the Exchange Act, and the corporation, securities or blue sky laws or regulations of the various states, no filing or registration with, or authorization, consent or approval of, any public body or authority is necessary for the consummation by the Company of the Merger or the other transactions contemplated hereby, other than filings, registrations, authorizations, consents or approvals the failure of which to make or obtain have not had, or would not reasonably be expected to have, either singly or in the aggregate, a Company Material Adverse Effect or prevent the consummation of the transactions contemplated hereby or thereby.

     Section 5.7 Reports and Financial Statements. The Company has previously furnished Parent with true and complete copies of its (i) Annual Report on Form 10-K for the year ended December 31, 1996, as filed with the Commission, (ii) Quarterly Report on Form 10-Q for the quarter ended March 31, 1997, as filed with the Commission, (iii) proxy statements related to all meetings of its shareholders (whether annual or special) since October 24, 1996 and (iv) all other reports or registration statements filed by the Company with the Commission since October 24, 1996 (except for preliminary material in the case of clauses (iii) and (iv) above) (clauses (i) through (iv) being referred to herein collectively as the "Company SEC Reports"). As of their respective dates, the Company SEC Reports complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the Commission thereunder applicable to such Company SEC Reports. As of their respective dates, the Company SEC Reports did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The audited consolidated financial statements and unaudited interim consolidated financial statements of the Company included in the Company SEC Reports comply in all material respects with applicable accounting requirements and with the published rules and regulations of the Commission with respect thereto. The consolidated financial statements included in the Company SEC Reports: have been prepared in accordance with generally accepted accounting principles applied on a consistent basis (except as may be indicated in the notes thereto); present fairly, in all material respects, the consolidated financial position of the Company and its Subsidiaries as at the dates thereof and the consolidated results of their operations and consolidated cash flow for the periods then ended subject, in the case of the unaudited interim consolidated financial statements, to normal year-end audit adjustments and any other adjustments described therein and the fact that certain information and notes have been condensed or omitted in accordance with the Exchange Act and the rules promulgated thereunder; and are in accordance with the books of account and records of the Company and its Subsidiaries.

     Section 5.8 Absence of Certain Changes or Events. Except as disclosed in the Company SEC Reports filed prior to the date hereof, as contemplated by this Agreement, for changes permitted by this Agreement or as set forth in Section
5.8 of the Company Disclosure Schedule, since December 31, 1996, the Company and its Subsidiaries have conducted their business only in the ordinary and usual course, and there has not been (i) any transaction, commitment, dispute or other event or condition (financial or otherwise) of any character (whether or not in the ordinary course of business) individually or in the aggregate that has had, or would reasonably be expected to have, a Company Material Adverse Effect; (ii) any material damage, destruction or loss, whether or not covered by insurance;
(iii) any investment by the Company or any of its Subsidiaries in any corporation, partnership or other entity in excess of $250,000 in the aggregate; (iv) any sale, disposition or other transfer of assets or properties of the Company or any of its Subsidiaries (other than in the ordinary course of business consistent with past practice) in excess of $250,000 in the aggregate;
(v) the incurrence or guarantee of any indebtedness (other than in the ordinary course of business consistent with past practice) in excess of $5,000,000 in the aggregate; (vi) any entry into any other commitment or transaction material to the Company and its Subsidiaries taken as a whole (other than in the ordinary course of business consistent with past practice); (vii) any declaration, setting aside or payment of any dividend or distribution (whether in cash, stock or property) with respect to its capital stock; (viii) any change in its accounting principles, practices or methods; (ix) any split, combination or reclassification of any of the Company's capital stock or the issuance or authorization of any issuance of any other securities in respect of, in lieu of or in substitution for, shares of the Company's capital stock; (x) any repurchase or redemption with respect to its capital stock; (xi) any grant of or any amendment of the terms of any option to purchase shares of capital stock of the Company; (xii) any granting by the Company or any of its Subsidiaries to any director, officer or employee of the Company or any of its Subsidiaries of (A) any increase in compensation, except for annual increases in the base rates and bonuses of officers or employees in the ordinary course of business, or (B) any increase in severance or termination pay; (xiii) any entry by the Company or any of its Subsidiaries into any employment, severance, bonus or termination agreement with any director, officer or employee of the Company or any of its Subsidiaries; (xiv) any revaluation by the Company of any of its assets (including, without limitation, the write-off of notes or accounts receivable); or (xv) any agreement (whether or not in writing), arrangement or understanding to do any of the foregoing.

     Section 5.9 Litigation. Except as disclosed in the Company's Annual Report on Form 10-K for the year ended December 31, 1996, or the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997, or on
Section 5.9 of the Company Disclosure Schedule, there is no suit, action or proceeding pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries which, either alone or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect, nor is there any judgment, decree, injunction, rule or order of any court, governmental department, commission, agency, instrumentality or arbitrator outstanding against the Company or any of its Subsidiaries having, or which would reasonably be expected to have, either alone or in the aggregate, a Company Material Adverse Effect.

     Section 5.10 Employee Benefit Plans. (a) Section 5.10 of the Company Disclosure Schedule hereto sets forth a list of all "employee benefit plans", as defined in Section 3(3) of ERISA, and all other material employee benefit arrangements or payroll practices, including, without limitation, any such arrangements or payroll practices providing severance pay, sick leave, vacation pay, salary continuation for disability, retirement benefits, deferred compensation, bonus pay, incentive pay, stock options (including those held by directors, employees, and consultants), hospitalization insurance, medical insurance, life insurance, scholarships or tuition reimbursements, that are maintained by the Company, any Subsidiary of the Company or any Company ERISA Affiliate (as defined below), with respect to which the Company, any Subsidiary of the Company or any Company ERISA Affiliate has any present or contingent liability, or is obligated to contribute thereunder for current or former employees, independent contractors, consultants and leased employees of the Company, any Subsidiary of the Company or any Company ERISA Affiliate (the "Company Employee Benefit Plans"). Copies of Company Employee Benefit Plans have been provided to Parent.

     (b) None of the Company Employee Benefit Plans is a "multiemployer plan", as defined in Section 4001(a)(3) of ERISA (a "Multiemployer Plan"), and neither the Company nor any Company ERISA Affiliate presently maintains such a plan. None of the Company, any Subsidiary or Company ERISA Affiliate (subject to the knowledge of the Company, in the case of any Subsidiary or Company ERISA Affiliate acquired by the Company, for periods prior to such acquisition), has withdrawn in a complete or partial withdrawal from any Multiemployer Plan, nor has any of them incurred any material liability due to the termination or reorganization of such a Multiemployer Plan.

     (c) Neither the Company nor any Company Benefit Plan has incurred any material liability or penalty under Section 4975 of the Code or Section 502(i) of ERISA.

     (d) Except as set forth in Section 5.10 of the Company Disclosure Schedule or as required by applicable law, the Company does not maintain or contribute to any plan or arrangement which provides or has any liability to provide life insurance or medical or other employee welfare benefits to any employee or former employee upon his retirement or termination of employment, and the Company has never represented, promised or contracted (whether in oral or written form) to any employee or former employee that such benefits would be provided.

     (e) Except as set forth on Section 5.10 of the Company Disclosure Schedule, the execution of, and performance of the transactions contemplated by, this Agreement will not, either alone or upon the occurrence of subsequent events, result in any payment (whether of severance pay or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits with respect to any employee. The only employment agreements, consulting agreements, severance agreements or severance policies applicable to the Company or its Subsidiaries are the agreements and policies specifically referred to in Section 5.10 of the Company Disclosure Schedule, copies of which have been provided to Parent. No compensation payable pursuant to any Company Employee Benefit Plan, severance agreements, employment agreements or otherwise will fail to be deductible for Federal income tax purposes by reason of Section 280G or Section 162(m) of the Code.

     (f) None of the Company Employee Benefit Plans is a "single employer plan", as defined in Section 4001(a)(15) of ERISA, that is subject to Title IV of ERISA, and neither the Company nor any Company ERISA Affiliate presently maintains such a plan. None of the Company, any of its Subsidiaries or any ERISA Affiliate has any material present or contingent liability under Section 4062 of ERISA to the Pension Benefit Guaranty Corporation or to a trustee appointed under Section 4042 of ERISA. None of the Company, any of its Subsidiaries or any Company ERISA Affiliate (subject to the knowledge of the Company, in the case of any Subsidiary of the Company or Company ERISA Affiliate acquired by the Company, for periods prior to such acquisition) has engaged in any transaction described in Section 4069 of ERISA.

     (g) Each Company Employee Benefit Plan that is intended to qualify under
Section 401 of the Code, and each trust maintained pursuant thereto, has been determined to be exempt from federal income taxation under Section 501 of the Code by the IRS, and, to the Company's knowledge, nothing has occurred with respect to the operation or organization of any such Company Employee Benefit Plan and there have been no amendments to any such Company Employee Benefit Plan that would cause the loss of such qualification or exemption or the imposition of any material liability, penalty or tax under ERISA or the Code.

     (h) All contributions (including all employer contributions and employee salary reduction contributions) required to have been made under any of the Company Employee Benefit Plans to any funds or trusts established thereunder or in connection therewith have been made by the due date thereof and no contributions have been made to the Company Employee Benefit Plans that would be considered non-deductible under the Code.

     (i) There has been no material violation of ERISA or the Code or any other applicable law with respect to the filing of applicable reports, documents and notices regarding the Company Employee Benefit Plans or the furnishing of required reports, documents or notices to the participants or beneficiaries of the Company Employee Benefit Plans.

     (j) True, correct and complete copies of the following documents, with respect to each of the Company Benefit Plans, have been delivered or made available to Parent by the Company: (i) all plans and related trust documents and any other instruments or contracts under which the Company Employee Benefit Plans are operated, and amendments thereto; (ii) the Forms 5500 since inception;
(iii) summary plan descriptions and (iv) IRS determination letters.

     (k) There are no pending actions, claims or lawsuits which have been asserted, instituted or, to the Company's knowledge, threatened, against the Company Employee Benefit Plans, the assets of any of the trusts under such plans or the plan sponsor or the plan administrator, or, to the Company's knowledge, against any fiduciary of the Company Employee Benefit Plans with respect to the operation of such plans (other than routine benefit claims).

     (l) The Company Employee Benefit Plans have been maintained, in all material respects, in accordance with their terms and with all provisions of ERISA and the Code (including rules and regulations thereunder) and other applicable federal and state laws and regulations.

     For purposes of this Agreement, "Company ERISA Affiliate" means any business or entity which is a member of the same "controlled group of corporations," under "common control" or an "affiliated service group" with the Company within the meanings of Sections 414(b), (c) or (m) of the Code, or required to be aggregated with the entity under Section 414(o) of the Code, or is under "common control" with the Company, within the meaning of Section 4001(a)(14) of ERISA, or any regulations promulgated or proposed under any of the foregoing Sections.

     Section 5.11 Labor Matters. Neither the Company nor any of its Subsidiaries is a party to, or bound by, any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization. There is no unfair labor practice or labor arbitration proceeding pending or, to the knowledge of the Company, threatened against the Company or its Subsidiaries relating to their business. There are no organizational efforts with respect to the formation of a collective bargaining unit presently being made or, to the knowledge of the Company, threatened involving employees of the Company or any of its Subsidiaries. There is no labor strike, material slowdown or material work stoppage or lockout pending or, to the knowledge of the Company, threatened against or affecting the Company or its Subsidiaries and neither the Company nor any Subsidiary has experienced any strike, material slowdown or material work stoppage or lockout since January 1, 1996.

     Section 5.12 Company Action. The Board of Directors of the Company (at a meeting duly called and held) has by the requisite vote of its directors (a) determined that the Merger is fair to and in the best interests of the Company and its shareholders, (b) approved the Merger in accordance with the provisions of Section 251 of the DGCL and (c) resolved to recommend the approval of this Agreement and the Merger by the holders of the Company Common Stock and directed that the Merger be submitted for consideration by the Company's stockholders at the Company Meeting.

     Section 5.13 Financial Advisor. The Company has received the opinion of Bear, Stearns & Co. Inc. to the effect that, as of the date hereof, the Exchange Ratio is fair to the holders of Company Common Stock from a financial point of view. The Company represents and warrants that (i) except for Bear, Stearns & Co. Inc., no broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission in connection with the Merger or the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company or any of its Subsidiaries and (ii) the fees and commissions payable to the Company's financial advisors, as contemplated by this Section, will not exceed the aggregate amount set forth in that certain letter, dated July 1, 1997, from Bear, Stearns & Co. Inc. to the Company, a copy of which is attached to Section 5.13 of the Company Disclosure Schedule.

     Section 5.14 Compliance with Applicable Laws. The Company and its Subsidiaries hold all permits, licenses, variances, exemptions, orders and approvals of all Governmental Entities necessary in connection with the conduct of their business (the "Company Permits"), except for such permits, licenses, variances, exemptions, orders and approvals the failure of which to hold have not had, or would not reasonably be expected to have, either singly or in the aggregate, a Company Material Adverse Effect. The Company and its Subsidiaries are in compliance with the terms of the Company Permits, except for such failures to comply which, singly or in the aggregate, have not had, or would not reasonably be expected to have, a Company Material Adverse Effect. The businesses of the Company and its Subsidiaries are not being conducted in violation of any law, ordinance or regulation of any Governmental Entity, except for violations which individually or in the aggregate have not had, or would not reasonably be expected to have, a Company Material Adverse Effect. No investigation or review by any Governmental Entity with respect to the Company or any of its Subsidiaries is pending or, to the knowledge of the Company, threatened, nor has any Governmental Entity indicated an intention to conduct the same, other than those the outcome of which have not had, or would not reasonably be expected to have, either singly or in the aggregate, a Company Material Adverse Effect.

     Section 5.15 Liabilities. Since the date of the latest balance sheet of the Company contained in the Company SEC Reports filed prior to the date hereof, neither the Company nor any of its Subsidiaries has incurred any material liabilities or obligations (absolute, accrued, contingent or otherwise) of the type that is required to be reflected or reserved against in a balance sheet of the Company and its Subsidiaries, or in the notes thereto, prepared in accordance with generally accepted accounting principles, other than liabilities incurred in the ordinary course of business and liabilities which are fully disclosed or provided for in the most recent Company SEC Reports filed prior to the date hereof. To the knowledge of the Company, there is no basis for any contingent or unknown liability of any nature against the Company or its Subsidiaries, which has had, or would reasonably be expected to have, either singly or in the aggregate, a Company Material Adverse Effect, other than as reflected in the Company SEC Reports.

     Section 5.16 Taxes. For the purposes of this Agreement, the term "Tax" shall include all Federal, state, local and foreign income, profits, franchise, gross receipts, payroll, sales, employment, use, real and personal property, withholding, excise and other taxes, duties and assessments of any nature whatsoever together with all interest, penalties and additions imposed with respect to such amounts. Except as set forth in Section 5.16 of the Company Disclosure Schedule, (i) each of the Company and its Subsidiaries has filed all material Tax returns required to be filed by any of them (taking into account all valid extensions of filing dates) and has paid (or the Company has paid on its behalf), or has set up an adequate reserve for the payment of, all material Taxes required to be paid in respect of the periods covered by such returns;
(ii) the information contained in such Tax returns is true, complete and accurate in all material respects; (iii) neither the Company nor any Subsidiary of the Company is delinquent in the payment of any Tax, except where such delinquency has not had, or would not reasonably be expected to have, a Company Material Adverse Effect; (iv) no material deficiencies for any Taxes have been proposed, asserted or assessed against the Company or any of its Subsidiaries that have not been finally settled or paid in full, neither the Company nor any of its Subsidiaries are under audit (or has received any notification of such an audit) by any taxing authority, and no consents to extend the time to assess any Tax have been granted or requested; and (v) none of the Company and its Subsidiaries is obligated, or is reasonably expected to be obligated, to make any payments, or is a party to any agreement that under certain circumstances would obligate it, or reasonably be expected to obligate it, to make any payments that will not be deductible under Section 280G of the Code.

     Section 5.17 Certain Agreements. Except as set forth in Section 5.17 of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries is a party to (i) any agreement (oral or written) with any executive officer or other key employee of the Company or any of its Subsidiaries the benefits of which are contingent, or the terms of which are materially altered, upon the occurrence of a transaction involving the Company of the nature contemplated by this Agreement; (ii) any agreement (oral or written) with respect to any executive officer or other key employee of the Company or any of its Subsidiaries providing any term of employment or compensation guarantee extending beyond the Effective Date; or (iii) any plan, including any stock option plan, stock appreciation rights plan, restricted stock plan or stock purchase plan, any of the benefits of which will be increased, or the vesting of the benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement, or the value of any of the benefits of which will be calculated on the basis of the transactions contemplated by this Agreement.

     Section 5.18 Contracts. All material contracts and agreements are listed in Section 5.18 of the Company Disclosure Schedule, and true, complete and correct copies of all such contracts and agreements (together with all amendments thereto) have been delivered to Parent prior to the date hereof. All such contracts and agreements are valid and binding and are in full force and effect and enforceable against the other parties thereto in accordance with their respective terms (except with respect to the real estate purchase contracts, which will be so valid and binding and in full force and effect and enforceable upon the incorporation of an adequate legal description of the property into such contracts), subject to applicable bankruptcy, insolvency, reorganization and other similar laws of general applicability relating to or affecting the enforcement of creditors' rights generally. Except as set forth in
Section 5.18 of the Company Disclosure Schedule, (i) no approval or consent of, or notice to, any person is needed in order that such contract or agreement (and the real estate purchase contracts to the extent set forth in the preceding sentence) shall continue in full force and effect in accordance with its terms without penalty, acceleration or rights of early termination following consummation of the transactions contemplated by this Agreement, except for such penalties, accelerations or rights which have not had, and would not reasonably be expected to have, either singly or in the aggregate, a Company Material Adverse Effect and (ii) the Company is not in violation or breach of or default under any such contract or agreement which violation or breach or default has had, or would reasonably be expected to have, either singly or in the aggregate, a Company Material Adverse Effect, nor, to the Company's knowledge, is any other party to such contract or agreement. There is no contract or agreement required to be described in or filed as an exhibit to any Company SEC Report that is not described in or filed as required by the Securities Act or the Exchange Act, as the case may be.

     Section 5.19 Trademarks. The Company and its Subsidiaries own or have valid rights to use all trademarks, trade names, service marks, trade secrets, copyrights and licenses and other proprietary intellectual property rights and licenses as are material to the businesses of the Company and its Subsidiaries (the "Intellectual Property"), all of which are listed on Section 5.19 of the Company Disclosure Schedule, and there is no conflict with the rights of the Company and its Subsidiaries therein or any conflict with the rights of others therein which have had, or would reasonably be expected to have, either singly or in the aggregate, a Company Material Adverse Effect. Neither the Merger nor the transactions contemplated hereby will adversely affect the rights of the Company or any of its Subsidiaries in respect of any of the Intellectual Property.

     Section 5.20 No Material Adverse Effect. Except as disclosed in the Company SEC Reports filed prior to the date hereof, the Company is not aware of any fact or facts which has or have had, or would reasonably be expected to have, either singly or in the aggregate, a Company Material Adverse Effect.

     Section 5.21 Accounting Matters. Neither the Company nor, to its knowledge, any of its affiliates, has through the date hereof, taken or agreed to take any action that would prevent Parent from accounting for the business combination to be effected by the Merger as a "pooling of interests" in accordance with Accounting Principles Board Opinion No. 16, the interpretive releases issued pursuant thereto and the pronouncements of the Commission. To the knowledge of the Company, the Company has not taken any action which would prevent the Merger from constituting a reorganization within the meaning of
Section 368(a) of the Code.

     Section 5.22 Required Vote of Company Common Stock. The approval of the holders of not less than two-thirds of the outstanding shares of Company Common Stock is required to adopt this Agreement and approve the Merger and the other transactions contemplated hereby. No other vote of the stockholders of the Company is required by law, the Certificate of Incorporation or By-laws of the Company or otherwise to adopt this Agreement and approve the Merger and the other transactions contemplated hereby.

     Section 5.23 Real Property. (a) The Company and its Subsidiaries have good and indefeasible title to (i) the real property reflected on the consolidated balance sheet of the Company and its Subsidiaries as at March 31, 1997 and own all of the improvements located thereon and the real property (and the improvements thereon) thereafter acquired, all of which (as of the date hereof) are listed in Section 5.23(a) of the Company Disclosure Schedule (collectively, the "Operating Real Property") and (ii) the real property under development (and the improvements thereon), all of which (as of the date hereof) are listed in Section 5.23(a) of the Company Disclosure Schedule (collectively, the "Development Properties"), in each case free and clear of any lien except Permitted Exceptions. "Permitted Exceptions" shall mean, with respect to the individual property comprising the Operating Real Property and the Development Properties, (a) liens set forth in Section 5.23(a) of the Company Disclosure Schedule; (b) any liens for real estate taxes and assessments not yet delinquent or which are being contested by the Company in good faith and for which the Company has taken appropriate reserves in accordance with generally accepted accounting principles consistently applied; (c) any imperfection of title that, individually or in the aggregate with other such liens, does not materially and adversely interfere with the current or intended use of the property subject thereto or detract from the indefeasibility and insurability (at standard rates by a title company of nationally recognized standing) of the property subject thereto or materially impair the operations of the Company; (d) mechanics' liens with respect to the Development Properties; (e) the rights of hotel guests; and
(f) the encumbrances set forth on the owner's title insurance policy or commitments therefor issued to the Company for such property, delivered to Parent prior to the date hereof.

     (b) As of the date hereof, the Company has executed only the letters of intent or contracts for the acquisition and development of additional hotel sites (the sites which are the subject of such letters of intent or contracts being referred to as "Contract Properties") which are listed in Section 5.23(b) of the Company Disclosure Schedule.

     (c) All utilities and services necessary for the use and operation of the Operating Real Property (including road access, gas, water, electricity and telephone) are available thereto, and are of sufficient capacity to meet adequately all needs and requirements necessary for current use and operation of such respective Operating Real Property and for their respective intended purposes.

     (d) The Development and Construction Agreements, Development Plans, Completion Guaranties, Construction Contracts and Project Schedules entered into pursuant to the Master Development Assistance Agreement, dated as of February 9, 1996 (the "Master Development Agreement"), and the Management Agreements entered into pursuant to the Extended-Stay Management Assistance Agreement, dated as of August 26, 1996 (the "Master Management Agreement"), in each case delivered by the Company to Parent, are all agreements in existence as of the date hereof (other than architect's agreements and sub-contracts) with respect to the development, construction and management of the Development Properties as of the date hereof and are true, correct and complete copies thereof and, to the knowledge of the Company, are in full force and effect and enforceable in accordance with their terms and no party to any such document has committed a default thereunder or any act or thing which with the giving of notice or the passage of time may constitute such a default. The Company reasonably anticipates that substantial completion of the Development Properties will occur on or before the dates specified in Section 5.23(d) to the Company Disclosure Schedule, in accordance with the Development Budgets attached to the Company Disclosure Schedule and in accordance with all requirements of the Development Agreements and Development Plans. If constructed in accordance with the Development Plans, the Development Properties shall comply in all material respects with all applicable codes and zoning laws and resolutions.

     (e) None of the Operating Real Property, the Development Properties or, to the Company's knowledge, the Contract Properties is subject to any right or option of any other person to purchase or lease or otherwise obtain title to or an interest in such property.

     (f) There is no outstanding violation by the Company or its Subsidiaries of a condition or agreement contained in any easement, restrictive covenant or any similar instrument or agreement affecting any Operating Real Property or Development Properties, except to the extent the same would not individually or in the aggregate have a Company Material Adverse Effect.

     Section 5.24  Hotel Zoning; Improvements.  Except as set forth in Section
5.24 of the Company Disclosure Schedule, each of the Operating Real Properties complies in all material respects with all applicable codes and zoning laws and resolutions, and there is no pending or, to the knowledge of the Company or its Subsidiaries, threatened condemnation, zoning change or other proceeding or action that will in any material respect affect the size of, use of, improvements on, construction on or access to the Operating Real Properties. The improvements comprising any portion of each Operating Real Property (the "Improvements") are free of physical, mechanical, structural, design or construction defects which would, singly or in the aggregate, have a Company Material Adverse Effect and the mechanical, electrical and utility systems servicing the Improvements (including, without limitation, all water, electric, sewer, plumbing, heating, ventilation, gas and air conditioning) are in good condition and proper working order and are free of defects (for which provision to repair has not been made) which have had or would reasonably be expected to have, either singly or in the aggregate, a Company Material Adverse Effect.

     Section 5.25 Environmental Matters. The Company and its Subsidiaries have obtained and maintained in effect all licenses, permits and other authorizations required under all applicable laws, regulations and other requirements of governmental or regulatory authorities relating to pollution, public health and safety or the environment ("Environmental Laws") and are in compliance with all Environmental Laws and with all such licenses, permits and authorizations, except to the extent such failure to obtain, maintain or comply have not had, or would not reasonably be expected to have, either singly or in the aggregate, a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries has performed or suffered any act which could give rise to, or has otherwise incurred, liability to any person (governmental or not) under the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA") or any other Environmental Laws, which has had, or would reasonably be expected to have, either singly or in the aggregate, a Company Material Adverse Effect; nor has the Company or any of its Subsidiaries received notice of any such liability or any claim therefor or submitted notice pursuant to CERCLA to any governmental agency with respect to any of their respective assets. Except as set forth in Section 5.25 of the Company Disclosure Schedule, no hazardous substance, hazardous waste, contaminant, petroleum product, chemical, pollutant or toxic substance (as such terms are defined in any applicable Environmental Law) has been released, placed, dumped, emitted or otherwise come to be located on, at or beneath any of the assets or properties of the Company or any of its Subsidiaries or any surface waters or groundwaters thereon or thereunder which has had, or would reasonably be expected to have, either singly or in the aggregate, a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries owns or operates, or has ever owned or operated, an underground storage tank containing a regulated substance, as such term is defined in the Resource Conservation and Recovery Act. There is no asbestos at or in any of the assets or properties of the Company or any of its Subsidiaries.

     Section 5.26 Development Agreement. The Master Development Agreement, filed as Exhibit 10.2 to the Company's Annual Report on Form 10-K for the year ended December 31, 1996, is in full force and effect and, except as set forth in
Section 5.26 of the Company Disclosure Schedule, has not been amended or modified, and neither the Company nor its Subsidiaries has received any notice of default or termination, or have knowledge of any event that, with notice or lapse of time, or both, would constitute a default or termination, under such agreement.

     Section 5.27 Insurance. The Company and each of its Subsidiaries maintain insurance against losses and risks in accordance with customary industry practice in amounts that are adequate to protect the Company and each of its Subsidiaries and their respective businesses.

     Section 5.28 Disclosure. No representation or warranty by the Company in this Agreement and no schedule or certificate delivered by the Company and furnished or to be furnished to Parent pursuant hereto, or in connection with the transactions contemplated hereby, is false and misleading in any material respect or contains any material misstatement of fact or omits to state any material facts required to be stated to make such information not misleading.

                                   ARTICLE VI

                  REPRESENTATIONS AND WARRANTIES REGARDING SUB

     Parent and Sub jointly and severally represent and warrant to the Company as follows:

     Section 6.1 Organization. Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Sub has not engaged in any business since it was incorporated other than in connection with its organization and the transactions contemplated by this Agreement.

     Section 6.2 Capitalization. The authorized capital stock of Sub consists of 1,000 shares of Common Stock, par value $.01 per share, 1,000 shares of which are validly issued and outstanding, fully paid and nonassessable and are owned by Parent free and clear of all liens, claims and encumbrances.

     Section 6.3 Authority Relative to this Agreement. Sub has the corporate power to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by its Board of Directors and sole stockholder, and no other corporate proceedings on the part of Sub are necessary to authorize this Agreement and the transactions contemplated hereby. Except as referred to herein or in connection or in compliance with the provisions of the Securities Act, the Exchange Act and the corporation, securities or blue sky laws or regulations of the various states, no filing or registration with, or authorization, consent or approval of, any public body or authority is necessary for the consummation by Sub of the Merger or the transactions contemplated by this Agreement.

                                  ARTICLE VII

                     CONDUCT OF BUSINESS PENDING THE MERGER

     Section 7.1 Conduct of Business by the Company Pending the Merger. Prior to the Effective Date, unless Parent shall otherwise consent in writing:

          (i) the Company shall, and shall cause its Subsidiaries to, carry on their respective businesses in the usual, regular and ordinary course in substantially the same manner as heretofore conducted, and shall, and shall cause its Subsidiaries to, use their best efforts to preserve intact their present business organizations and preserve their relationships with customers, suppliers and others having business dealings with them with the intent that their goodwill and on-going businesses are unimpaired at the Effective Date, except as set forth in Section 7.1 of the Company Disclosure Schedule;

          (ii) except as required by this Agreement, the Company and its Subsidiaries shall not and shall not propose to (a) sell or pledge or agree to sell or pledge any capital stock owned by the Company in any of its Subsidiaries; (b) amend its Certificate of Incorporation or By-laws; (c) split, combine or reclassify its outstanding capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, or declare, set aside or pay any dividend or other distribution payable in cash, stock or property; or (d) directly or indirectly redeem, purchase or otherwise acquire or agree to redeem, purchase or otherwise acquire any shares of its capital stock;

          (iii) the Company shall not, nor shall it permit any of its Subsidiaries to, (a) issue, deliver, sell, transfer or otherwise dispose of or agree to issue, deliver, sell, transfer or otherwise dispose of any additional shares of, or rights of any kind to acquire any shares of, its capital stock of any class, any indebtedness having the right to vote, or which are convertible into or exercisable for securities having the right to vote, with respect to matters on which the Company's shareholders may vote, or any option, rights or warrants to acquire, or securities convertible into, shares of capital stock other than pursuant to the exercise of vested Options outstanding on the date hereof under the Option Plans; (b) acquire (including by merger, consolidation or acquisition of stock or assets), lease, pledge, encumber or dispose or agree to acquire (including by merger, consolidation or acquisition of stock or assets), lease, pledge, encumber or dispose of any capital assets or any other assets other than in accordance with the Master Development Agreement (and with Parent's prior written consent with respect to proposed development sites); (c) incur additional indebtedness, assume, guarantee, endorse or otherwise become responsible for the obligations of any person, make loans or advances or encumber or grant a security interest in any asset or enter into any other material transaction in excess of $250,000 in the aggregate;
     (d) acquire or agree to acquire by merging or consolidating with, or by purchasing an equity interest in excess of $250,000 in the aggregate in, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof; (e) enter into any contract, agreement, commitment or arrangement with respect to any of the foregoing; (f) with respect to the Contract Properties, enter into any material amendment to the agreement to acquire any Contract Property or modify in any material respect any letter of intent to acquire any Contract Property or waive any material diligence contingencies; (g) amend, modify or terminate any contracts or agreements with respect to the Operating Real Property or the Development Property, except if such amendment, modification or termination would not have a material adverse effect on the respective Operating Real Property or Development Property; or (h) enter into any new contracts or agreements, including any leases, with respect to the Operating Real Property or the Development Property, except if such contract or agreement would not have a material adverse effect on the respective Operating Real Property or Development Property;

          (iv) the Company shall not, nor shall it permit any of its Subsidiaries to, except as required to comply with applicable law and except as provided in Section 8.5 hereof, enter into any new (or amend any existing) Company Employee Benefit Plan or any new (or amend any existing) employment, severance, executive compensation (including without limitation stock option and restricted stock agreements between the Company and any employee or any other person or entity) or consulting agreement, grant any general increase in the compensation of directors, officers or employees (including any such increase pursuant to any bonus, pension, profit-sharing or other plan or commitment), grant any stock options or other stock-based awards or take any action to accelerate any stock options or other stock-based awards, or grant any increase in the compensation payable or to become payable to any director, officer or employee, except for annual increases in the base rates and bonuses of officers or employees consistent with past practices;

          (v) the Company shall not, nor shall it permit any of its Subsidiaries to, make any investments in non-investment grade securities;

          (vi) the Company shall not, nor shall it permit any of its Subsidiaries to, take any action to change accounting principles, policies or procedures (including, without limitation, procedures with respect to revenue recognition, payment of accounts payable and collection of accounts receivable);

          (vii) the Company shall not, nor shall it permit any of its Subsidiaries to, enter into any transaction or series of transactions with any Affiliate (as defined in Section 11.16) except pursuant to the Master Management Agreement and the Master Development Agreement and except for reasonable and customary brokerage commissions payable to Trammell Crow Company and its Affiliates on market terms for services rendered;

          (viii) the Company shall, and shall cause its Subsidiaries to, (a) maintain insurance coverages and its books, accounts and records in the usual manner consistent with prior practices; (b) comply with all laws, ordinances and regulations of Governmental Entities applicable to the Company and its Subsidiaries; (c) maintain and keep its properties and equipment in good repair, working order and condition; and (d) perform its obligations under all material contracts and commitments to which it is a party or by which it is bound;

          (ix) the Company shall not, nor shall it permit any of its Subsidiaries to, take, or agree in writing or otherwise to take, any action which would cause a breach of any of the representations or warranties of the Company contained in this Agreement or prevent the Company from performing or cause the Company not to perform its covenants hereunder;

          (x) except as set forth in this Agreement or with the prior written consent of Parent, the Company shall not submit any matters to its shareholders for approval; and

          (xi) the Company shall not, nor shall it permit any of its Subsidiaries to, take or cause to be taken any action which would disqualify the Merger as a "pooling of interests" for accounting purposes or as a "reorganization" within the meaning of Section 368(a) of the Code.

     Notwithstanding anything set forth in this Section 7.1, the Company and its Subsidiaries may enter into management agreements pursuant to the Master Management Agreement and (i) the hotel development transactions and (ii) the financing transactions with Parent (or its Affiliates) or Bank One, Texas, NA (or its Affiliates), in each case as set forth in Section 7.1 of the Company Disclosure Schedule and in accordance with the Master Development Agreement and the terms and conditions set forth therein, without the prior written consent of Parent.

     Section 7.2 Conduct of Business by Parent Pending the Merger. Prior to the Effective Date, unless the Company shall otherwise agree in writing or except as otherwise required by this Agreement, Parent shall, and shall cause its Subsidiaries to, carry on their respective businesses in the usual, regular and ordinary course in substantially the same manner as heretofore conducted; provided that Parent may engage in acquisitions and dispositions in the hospitality business and related businesses and may engage in debt or equity financing or enter into sale/leaseback agreements or other financing arrangements with respect to properties.

     Section 7.3 Conduct of Business of Sub. During the period from the date of this Agreement to the Effective Date, Sub shall not engage in any activities of any nature except as provided in or contemplated by this Agreement.

                                  ARTICLE VIII

                             ADDITIONAL AGREEMENTS

     Section 8.1 Access and Information. Each of the Company and Parent and their respective Subsidiaries shall afford to the other and to the other's accountants, counsel and other representatives reasonable access during normal business hours (and at such other times as the parties may mutually agree) throughout the period prior to the Effective Date to all of its properties, books, contracts, commitments, records and personnel and, during such period, each shall furnish promptly to the other (i) a copy of each report, schedule and other document filed or received by it pursuant to the requirements of federal or state securities laws, and (ii) all other information concerning its business, properties and personnel as the other may reasonably request. Each of the Company and Parent shall hold, and shall cause their respective employees and agents to hold, in confidence all such information in accordance with the terms of the Confidentiality Agreement dated February 11, 1997 between Parent and the Company.

     Section 8.2 Registration Statement/Proxy Statement. Parent and the Company shall cooperate and promptly prepare, and Parent shall file with the Commission as soon as practicable, a Registration Statement on Form S-4 (the "Form S-4") under the Securities Act, with respect to the Parent Common Stock issuable in the Merger, portions of which Registration Statement shall also serve as the proxy statement with respect to the Company Meeting (the "Proxy Statement/Prospectus"). The respective parties will cause the Proxy Statement/Prospectus and the Form S-4 to comply in all material respects with the applicable provisions of the Securities Act, the Exchange Act and the rules and regulations thereunder. Parent shall use all reasonable efforts, and the Company will cooperate with Parent, to have the Form S-4 declared effective by the Commission as promptly as practicable and to keep the Form S-4 effective as long as is necessary to consummate the Merger. Parent shall, as promptly as practicable, provide copies of any written comments received from the Commission with respect to the Form S-4 to the Company and advise the Company of any oral comments with respect to the Form S-4 received from the Commission. Parent shall use its best efforts to obtain, prior to the effective date of the Form S-4, all necessary state securities law or "Blue Sky" permits or approvals required to carry out the transactions contemplated by the Merger Agreement and will pay all expenses incident thereto. Parent agrees that none of the information supplied or to be supplied by Parent for inclusion or incorporation by reference in the Form S-4 or the Proxy Statement/Prospectus (i) in the case of the Proxy Statement/Prospectus and each amendment or supplement thereto, at the time of mailing thereof and at the time of the Company Meeting, or (ii) in the case of the Form S-4 and each amendment or supplement thereto, at the time it is filed or becomes effective, will contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The Company agrees that none of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in the Form S-4 or the Proxy Statement/Prospectus (i) in the case of the Proxy Statement/Prospectus and each amendment or supplement thereto, at the time of mailing thereof and at the time of the Company Meeting, or, (ii) in the case of the Form S-4 or any amendment or supplement thereto, at the time it is filed or becomes effective, will contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. For purposes of the foregoing, it is understood and agreed that information concerning or related to Parent will be deemed to have been supplied by Parent and information concerning or related to the Company and the Company Meeting shall be deemed to have been supplied by the Company. No amendment or supplement to the Proxy Statement/Prospectus will be made by Parent or the Company without the approval of the other party. Parent will advise the Company, promptly after it receives notice thereof, of the time when the Form S4 has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any request by the Commission for amendment of the Proxy Statement/Prospectus or the Form S-4 or comments thereon and responses thereto or requests by the Commission for additional information.

     Section 8.3 Affiliate and Pooling Agreements. As soon as practicable after the date hereof, the Company shall deliver to Parent a list of names and addresses of those persons who are "affiliates" (each such

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

person, an "Affiliate") of the Company within the meaning of Rule 145 (or any successor rule, for so long as such rule is in effect) of the rules and regulations promulgated under the Securities Act (and shall keep such list current through the record date for the Company Meeting). The Company shall use all reasonable efforts to obtain and deliver or cause to be delivered to Parent, prior to the Effective Date, from each of the Affiliates of the Company identified in the foregoing list, an Affiliate Letter in form and substance satisfactory to Parent to the effect that such Affiliate will not offer to sell, sell or otherwise dispose of any shares of Parent Common Stock issued to such Affiliate in connection with the Merger, except pursuant to an effective registration statement or in compliance with Rule 145 or in a transaction that, in the opinion of counsel satisfactory to Parent, is exempt from the registration requirements of the Securities Act and otherwise in a manner consistent with applicable accounting requirements so that the Merger qualifies as a "pooling of interests" (an "Affiliate Letter"). Parent shall be entitled to place legends as specified in such Affiliate Letters on the certificates evidencing any Parent Common Stock to be received by such Affiliates pursuant to the terms of the Merger, and to issue appropriate stop transfer instructions to the transfer agent for the Parent Common Stock, consistent with the terms of such Affiliate Letters.

     Section 8.4 Stock Exchange Listing. Parent shall use its best efforts to list on the NYSE, upon official notice of issuance, the Parent Common Stock to be issued pursuant to the Merger.

     Section 8.5 Employee Plans. (a) Parent agrees to honor all contracts and agreements of the Company or any of its Subsidiaries authorized by the Company or any of its Subsidiaries prior to the date hereof which apply to any current or former employee or current or former director of the Company or any of its Subsidiaries and which are set forth in Section 8.5 of the Company Disclosure Schedule. Parent agrees to provide the employment or severance arrangements as set forth on Schedule 8.5; and

     (b) Parent agrees to provide to officers and employees of the Company and its Subsidiaries who become or remain regular (full-time) employees of Parent or any of its Subsidiaries, employee benefits, other than salary, bonus and stock options, no less favorable than those provided by Parent and its Subsidiaries to their similarly situated officers and employees. Any employee of the Company or any of its Subsidiaries who becomes a participant in any employee benefit plan, program, policy or arrangement of Parent or any of its Subsidiaries after the Effective Date shall be given credit under such plan, program, policy or arrangement for all service with the Company or any of its Subsidiaries, and, if applicable, with Parent or any of its Subsidiaries, prior to becoming such a participant for purposes of eligibility and vesting.

     Section 8.6 Indemnification and Insurance. (a) From and after the Effective Date, Parent shall indemnify, defend and hold harmless the officers, directors and employees of the Company (the "Indemnified Parties") against all losses, expenses, claims, damages or liabilities arising out of the transactions contemplated by this Agreement to the fullest extent permitted or required under applicable law; provided, however, that the requirement to advance expenses shall be limited to those instances in which the Indemnified Party undertakes to repay such amount if it shall ultimately be determined that he is not required to be indemnified under Section 145(c) of the DGCL. Parent agrees that all rights to indemnification existing in favor of the directors, officers or employees of the Company as provided in the Company's Certificate of Incorporation or Bylaws, as in effect as of the date hereof, with respect to matters occurring through the Effective Date, shall survive the Merger and shall continue in full force and effect, and the obligations of the Surviving Corporation are hereby unconditionally guaranteed by Parent, for a period of not less than six years from the Effective Date; provided, that in the event any claim or claims are asserted or made within such six-year period, all rights to indemnification in respect of any such claim or claims shall continue until final disposition of any and all such claims.

     (b) Parent agrees to maintain or cause the Surviving Corporation to maintain in effect for not less than three years after the Effective Date policies of directors' and officers' liability insurance equivalent to those maintained by the Company with respect to matters occurring prior to the Effective Date; provided, however, that the Surviving Corporation shall not be required to pay an annual premium for such insurance in excess of 200% of the current annual premiums paid by the Company for such insurance, but in such case shall purchase as much coverage as possible for such amount.

     (c) In the event that any action, suit, proceeding or investigation relating hereto or to the transactions contemplated by this Agreement is commenced, whether before or after the Effective Date, the parties hereto agree to cooperate and use their respective reasonable efforts to vigorously defend against and respond thereto.

     Section 8.7 Board Representation. (a) Parent acknowledges its intent to discuss the potential nomination or appointment to its Board of Directors of a nominee of the Company and to that end will consider the potential nomination or appointment of such qualified persons as may be proposed by the Company; provided, however, that such acknowledgment shall not obligate Parent to nominate or appoint any such person to its Board of Directors.

     (b) On or prior to the Effective Date, the Company shall use all reasonable efforts to deliver to Parent evidence satisfactory to Parent of the resignations of the directors of the Company, such resignations to be effective immediately prior to the Closing.

     Section 8.8 Additional Agreements. (a) Subject to the terms and conditions herein provided (including without limitation Section 8.9), each of the parties hereto agrees to use all reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement, including using all reasonable efforts to obtain all necessary waivers, consents and approvals, to effect all necessary registrations and filings (including, but not limited to, filings with all applicable Governmental Entities) and to lift any injunction to the Merger (and, in such case, to proceed with the Merger as expeditiously as possible).

     (b) In case at any time after the Effective Date any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers and/or directors of Parent, the Company and the Surviving Corporation shall take all such necessary action.

     (c) Following the Effective Date, Parent shall use its best efforts to conduct the business, and shall cause the Surviving Corporation to use its best efforts to conduct its business, except as otherwise contemplated by this Agreement, in a manner which would not jeopardize the qualification of the Merger as a reorganization within the meaning of Section 368(a) of the Code.

     Section 8.9 Alternative Proposals. Prior to the Effective Date, the Company agrees (a) that neither it nor any of its Subsidiaries shall, and it and they shall direct and use its and their best efforts to cause its and their respective officers, directors, employees, agents and representatives (including, without limitation, any investment banker, attorney or accountant retained by it or any of its Subsidiaries) not to, initiate, solicit or encourage, directly or indirectly, any inquiries or the making or implementation of any proposal or offer (including, without limitation, any proposal or offer to its stockholders) with respect to a merger, acquisition, consolidation or similar transaction involving, or any purchase of all or any significant portion of the assets or any equity securities of, the Company or any of its Subsidiaries (any such proposal or offer made prior to the termination of this Agreement (and any subsequent amended proposal or offer made by the same or an affiliated party) being hereinafter referred to as an "Alternative Proposal") or engage in any negotiations concerning, or provide any confidential information or data to, or have any discussions with, any person relating to an Alternative Proposal, or release any third party from any obligations under any existing standstill agreement or arrangement relating to any Alternative Proposal, or otherwise facilitate any effort or attempt to make or implement an Alternative Proposal; (b) that it will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any of the foregoing, and it will take the necessary steps to inform the individuals or entities referred to above of the obligations undertaken in this Section 8.9; and (c) that it will notify Parent immediately if any such inquiries or proposals are received by, any such information is requested from, or any such negotiations or discussions are sought to be initiated or continued with, it; provided, however, that nothing contained in this Section 8.9 shall prohibit the Board of Directors of the Company from (i) furnishing information to or entering into discussions or negotiations with, any person or entity that makes or proposes to make an unsolicited bona fide proposal to acquire the Company pursuant to a merger, consolidation, share exchange, purchase of a substantial portion of assets, business combination or other similar transaction, if, and only to the extent that, (A) the Board of Directors of the Company determines in good faith that such action is required for the Board of Directors to comply with its fiduciary duties to stockholders imposed by law,
(B) prior to furnishing such information to, or entering into discussions or negotiations with, such person or entity, the Company provides written notice to Parent to the effect that it is furnishing information to, or entering into discussions or negotiations with, such person or entity and (C) the Company keeps Parent promptly informed of the status and all material terms and conditions of any such discussions or negotiations (including identities of parties); and (ii) to the extent applicable, complying with Rule 14e-2 promulgated under the Exchange Act with regard to an Alternative Proposal. Nothing in this Section 8.9 shall (x) permit the Company to terminate this Agreement (except as specifically provided in Article X hereof), (y) permit the Company to enter into any agreement with respect to an Alternative Proposal during the term of this Agreement (it being agreed that during the term of this Agreement, the Company shall not enter into any agreement with any person that provides for, or in any way facilitates, an Alternative Proposal), or (z) affect any other obligation of the Company under this Agreement.

     Section 8.10 Advice of Changes; SEC Filings. The Company shall confer on a regular basis with Parent on operational matters. Parent and the Company shall promptly advise each other orally and in writing of any change or event that has had, or could reasonably be expected to have, a Company Material Adverse Effect or a Parent Material Adverse Effect, as the case may be. The Company and Parent shall promptly provide each other (or their respective counsel) copies of all filings made by such party with the Commission or any other state or federal Governmental Entity in connection with this Agreement and the transactions contemplated hereby.

     Section 8.11 Letter of the Company's Accountants. The Company shall use its best efforts to cause to be delivered to Parent and Sub at the time of mailing of the Proxy Statement/Prospectus a "comfort" letter from Ernst & Young LLP of the kind contemplated by the Statement of Auditing Standards with respect to Letters to Underwriters promulgated by the American Institute of Certified Public Accountants (the "AICPA Statement"), dated the date of such mailing, in form and substance reasonably satisfactory to Parent and Sub, in connection with the procedures undertaken by them with respect to the financial statements of the Company contained or incorporated by reference in the Form S-4 and the other matters contemplated by the AICPA Statement and customarily included in comfort letters relating to transactions similar to the Merger.

     Section 8.12 Letter of Parent and Sub's Accountants. Parent and Sub shall use their respective best efforts to cause to be delivered to the Company at the time of mailing of the Proxy Statement/Prospectus a "comfort" letter from Arthur Andersen LLP, of the kind contemplated by the AICPA Statement, dated the date of such mailing, in form and substance reasonably satisfactory to the Company, in connection with the procedures undertaken by them with respect to the financial statements of Parent contained or incorporated by reference in the Form S-4 and the other matters contemplated by the AICPA Statement and customarily included in comfort letters relating to transactions similar to the Merger.

     Section 8.13 Tax Certificate. The Company shall use all reasonable efforts to provide Parent a certificate of non-foreign status in the manner provided in Treasury Regulation Sec. 1.1445-2 from each Company stockholder owning, actually or constructively, five percent (5%) or more of the Company Common Stock.

                                   ARTICLE IX

                              CONDITIONS PRECEDENT

     Section 9.1  Conditions to Each Party's Obligation to Effect the
Merger. The respective obligations of each party to effect the Merger shall be subject to the fulfillment at or prior to the Effective Date of the following conditions:

          (a) This Agreement and the transactions contemplated hereby shall have been approved and adopted by the requisite vote of the holders of the Company Common Stock.

          (b) The Form S-4 shall have become effective in accordance with the provisions of the Securities Act. No stop order suspending the effectiveness of the Form S-4 shall have been issued by the

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

     Commission and remain in effect and all necessary approvals under state securities laws relating to the issuance or trading of the Parent Common Stock to be issued to stockholders of the Company in connection with the Merger shall have been obtained.

          (c) No preliminary or permanent injunction or other order by any federal or state court in the United States of competent jurisdiction which prevents the consummation of the Merger shall have been issued and remain in effect (each party agreeing to use its reasonable efforts to have any such injunction lifted).

          (d) All consents, authorizations, orders and approvals of (or filings or registrations with) any governmental commission, board or other regulatory body required in connection with the execution, delivery and performance of this Agreement shall have been obtained or made, except for filings in connection with the Merger and any other documents required to be filed after the Effective Date and except where the failure to have obtained or made any such consent, authorization, order, approval, filing or registration would not have a material adverse effect on the business, properties, assets, prospects, condition (financial or otherwise), liabilities or results of operations of Parent and the Company (and their respective Subsidiaries), taken as a whole, following the Effective Date.

          (e) The Parent Common Stock to be issued to Company stockholders in connection with the Merger shall have been approved for listing on the NYSE, subject only to official notice of issuance.

     Section 9.2  Conditions to Obligation of the Company to Effect the
Merger. The obligation of the Company to effect the Merger shall be subject to the fulfillment at or prior to the Effective Date of the additional following conditions, unless waived by the Company:

          (a) Parent and Sub shall have performed in all material respects their agreements contained in this Agreement required to be performed on or prior to the Effective Date, and the representations and warranties of Parent and Sub contained in this Agreement that are qualified as to materiality shall be true, and those that are not so qualified shall be true in all material respects, when made and on and as of the Effective Date as if made on and as of such date (except to the extent they relate to a particular date), except as expressly contemplated or permitted by this Agreement, and the Company shall have received a certificate of the President or Chief Executive Officer or a Vice President of Parent and Sub to that effect.

          (b) The Company shall have received an opinion from Vinson & Elkins L.L.P., based upon certificates and letters from the Company, Parent and Sub and certain stockholders of the Company (reasonably requested by such counsel), to the effect that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. In rendering such opinion, such counsel may receive and rely upon representations of fact contained in certificates and letters as specified in the preceding sentence.

          (c) The Company shall have received a "comfort" letter from Arthur Andersen LLP, of the kind contemplated by the AICPA Statement, dated the Effective Date, in form and substance reasonably satisfactory to the Company, in connection with the procedures undertaken by them with respect to the financial statements of Parent contained or incorporated by reference in the Form S-4 and the other matters contemplated by the AICPA Statement and customarily included in comfort letters relating to transactions similar to the Merger.

          (d) From the date of this Agreement through the Effective Date, there shall not have occurred any change, individually or together with other changes, that has had, or would reasonably be expected to have, a material adverse change in the financial condition, business, results of operations or prospects of Parent and its Subsidiaries, taken as a whole.

     Section 9.3 Conditions to Obligations of Parent and Sub to Effect the Merger. The obligations of Parent and Sub to effect the Merger shall be subject to the fulfillment at or prior to the Effective Date of the additional following conditions, unless waived by Parent:

          (a) The Company shall have performed in all material respects its agreements contained in this Agreement required to be performed on or prior to the Effective Date, and the representations and warranties of the Company contained in this Agreement that are qualified as to materiality shall be true, and those that are not so qualified shall be true in all material respects, when made and on and as of the Effective Date as if made on and as of such date (except to the extent they relate to a particular date), except as expressly contemplated or permitted by this Agreement, and Parent and Sub shall have received a certificate of the President or Chief Executive Officer or a Vice President of the Company to that effect.

          (b) Parent and Sub shall have received an opinion from Willkie Farr & Gallagher, based upon certificates and letters from the Company, Parent and Sub and certain stockholders of the Company (reasonably requested by such counsel), to the effect that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. In rendering such opinion, such counsel may receive and rely upon representations of fact contained in certificates and letters as specified in the preceding sentence.

          (c) Parent and Sub shall have received a "comfort" letter from Ernst & Young LLP, of the kind contemplated by the AICPA Statement, dated the Effective Date, in form and substance reasonably satisfactory to Parent, in connection with the procedures undertaken by them with respect to the financial statements of the Company contained or incorporated by reference in the Form S-4 and the other matters contemplated by the AICPA Statement and customarily included in comfort letters relating to transactions similar to the Merger.

          (d) From the date of this Agreement through the Effective Date, there shall not have occurred any change, individually or together with other changes, that has had, or would reasonably be expected to have, a material adverse change in the financial condition, business, results of operations or prospects of the Company and its Subsidiaries, taken as a whole.

          (e) The Company shall have received estoppel certificates, in a form satisfactory to Parent, executed by the third parties to the Master Development Agreement.

          (f) The Agreement Regarding Termination of Management Agreements, dated the date hereof, between the Company and VPS I, L.P., Parent, Crow Hotel Realty Investors, L.P., Wyndham Management Corporation, Wyndham Hotel Corporation and Wyndham IP Corporation with respect to, among other things, termination of the Management Agreements under the Master Management Agreement shall be in full force and effect and shall not have been amended or modified, and the parties thereto shall have performed their respective obligations required to be performed thereunder at or prior to the Effective Date.

          (g) The Company shall have received the consent of each of Bank One, Texas, NA (or its Affiliates or agents) and Nomura Asset Capital Corporation, in a form satisfactory to Parent, with respect to this Agreement and the transactions contemplated hereby.

                                   ARTICLE X

                       TERMINATION, AMENDMENT AND WAIVER

     Section 10.1 Termination by Mutual Consent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Date, before or after the approval of this Agreement by the stockholders of the Company, by the mutual consent of Parent and the Company.

     Section 10.2 Termination by Either Parent or the Company. This Agreement may be terminated and the Merger may be abandoned by action of the Board of Directors of either Parent or the Company if (a) the

Merger shall not have been consummated by December 31, 1997, or (b) the approval of the Company's stockholders required by Section 3.6 shall not have been obtained at a meeting duly convened therefor or at any adjournment or postponement thereof, or (c) a United States federal or state court of competent jurisdiction or United States federal or state governmental, regulatory or administrative agency or commission shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement and such order, decree, ruling or other action shall have become final and non-appealable; provided, that the party seeking to terminate this Agreement pursuant to this clause (c) shall have used all reasonable efforts to remove such injunction, order or decree; and provided, in the case of a termination pursuant to clause
(a) above, that the terminating party shall not have breached in any material respect its obligations under this Agreement in any manner that shall have proximately contributed to the failure to consummate the Merger.

     Section 10.3 Termination by the Company. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Date, before or after the adoption and approval by the stockholders of the Company referred to in Section 3.6, by action of the Board of Directors of the Company, if (a) in the exercise of its good faith judgment as to fiduciary duties to its stockholders imposed by law, the Board of Directors of the Company determines that such termination is required by reason of an Alternative Proposal being made, or (b) there has been a breach by Parent or Sub of any representation or warranty contained in this Agreement which would have or would be reasonably likely to have a Parent Material Adverse Effect, or (c) there has been a material breach of any of the covenants or agreements set forth in this Agreement on the part of Parent, which breach is not curable or, if curable, is not cured within 30 days after written notice of such breach is given by the Company to Parent or (d) a change or changes having the effect specified in
Section 9.2(d) shall have occurred.

     Section 10.4 Termination by Parent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Date, by action of the Board of Directors of Parent, if (a) the Board of Directors of the Company shall have withdrawn or modified in a manner adverse to Parent its approval or recommendation of this Agreement or the Merger or shall have recommended an Alternative Proposal to the Company stockholders, (b) there has been a breach by the Company of any representation or warranty contained in this Agreement which has had, or would be reasonably expected to have, a Company Material Adverse Effect, (c) there has been a material breach of any of the covenants or agreements set forth in this Agreement on the part of the Company, which breach is not curable or, if curable, is not cured within 30 days after written notice of such breach is given by Parent to the Company or (d) a change or changes having the effect specified in Section 9.3(d) shall have occurred.

     Section 10.5  Effect of Termination and Abandonment.  (a) In the event that
(x) any person shall have made an Alternative Proposal and thereafter this Agreement is terminated by the Company pursuant to Section 10.3(a), (y) the Board of Directors of the Company shall have withdrawn or modified in a manner adverse to Parent its approval or recommendation of this Agreement or the Merger or shall have recommended an Alternative Proposal to the Company stockholders and Parent shall have terminated this Agreement pursuant to Section 10.4(a) or
(z) any person shall have made an Alternative Proposal and thereafter this Agreement is terminated by either party pursuant to Section 10.2(b), or by Parent pursuant to Section 9.3(a) as a result of the Company's intentional failure to perform one of its agreements contained in this Agreement or intentional breach of one of its representations and warranties contained in this Agreement and within 12 months thereafter such Alternative Proposal shall have been consummated, then in the case of either (x), (y) or (z) above, the Company shall promptly, but in no event later than two days after such termination (in the case of (x) or (y)) or consummation (in the case of (z)), pay Parent a fee of $3,325,000, which amount shall be payable by wire transfer of same day funds. The Company acknowledges that the agreements contained in this Section 10.5(a) are an integral part of the transactions contemplated in this Agreement, and that, without these agreements, Parent and Sub would not enter into this Agreement; accordingly, if the Company fails to promptly pay the amount due pursuant to this Section 10.5(a), and, in order to obtain such payment, Parent or Sub commences a suit which results in a judgment against the Company for the fee set forth in this Section 10.5(a), the Company shall pay to Parent its costs and expenses

(including attorneys' fees) in connection with such suit, together with interest on the amount of the fee at the rate of 12% per annum.

     (b) In the event of termination of this Agreement and the abandonment of the Merger pursuant to this Article X, all obligations of the parties hereto shall terminate, except the obligations of the parties pursuant to this Section
10.5 and Section 11.3 and except for the provisions of Sections 8.1, 11.6, 11.7, 11.9, 11.11, 11.12 and 11.15. Moreover, in the event of termination of this Agreement pursuant to Section 10.2, 10.3 or 10.4, nothing herein shall prejudice the ability of the non-breaching party from seeking damages from any other party for any breach of this Agreement, including without limitation, attorneys' fees and the right to pursue any remedy at law or in equity; provided, that following termination of this Agreement upon the occurrence of any of the events described in clauses (x), (y) or (z) of Section 10.5, and provided that the fee payable pursuant to Section 10.5 shall after such termination (in the case of (x) or (y)) or consummation (in the case of (z)) be paid, neither Parent nor Sub shall
(i) have any rights whatsoever in respect of or in connection with the representation, and warranties, covenants and agreements of the Company, (ii) assert or pursue in any manner, directly or indirectly, any claim or cause of action based in whole or in part upon alleged tortious or other interference with rights under this Agreement against any entity or person submitting an Alternative Proposal or (iii) assert or pursue in any manner, directly or indirectly, any claim or cause of action against the Company or any of its officers or directors based in whole or in part upon its or their receipt, consideration, recommendation, or approval of an Alternative Proposal, the payment of the fee therein described being Parent's sole and exclusive remedy; provided, further, that Parent may waive its right to receive the fee following termination of this Agreement upon the occurrence of any of the events described in clause (z) of Section 10.5 by written notice to the Company in which case the foregoing proviso shall not be applicable.

                                   ARTICLE XI

                               GENERAL PROVISIONS

     Section 11.1 Non-Survival of Representations, Warranties and
Agreements. All representations and warranties set forth in this Agreement shall terminate at the Effective Date. All covenants and agreements set forth in this Agreement shall survive the Effective Date or the termination of this Agreement, as applicable, in accordance with their terms or as set forth in
Section 10.5(b) hereof, respectively.

     Section 11.2 Notices. All notices or other communications under this Agreement shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by cable, telegram, telex or other standard form of telecommunications, or by registered or certified mail, postage prepaid, return receipt requested, addressed as follows:

         If to Parent or Sub:

         Prime Hospitality Corp.
         700 Route 46 East
         P.O. Box 2700
         Fairfield, New Jersey 07007
         Attention: President and Chief Executive Officer
         Telecopy No.: (201) 808-8577

         With a copy to:

         Willkie Farr & Gallagher
         One Citicorp Center
         153 East 53rd Street
         New York, New York 10022
         Attention: Jack H. Nusbaum, Esq.
         Telecopy No.: (212) 821-8111

         If to the Company:

         Homegate Hospitality, Inc.
         111 Congress Avenue
         Suite 2600
         Austin, Texas 78701
         Attention: Chief Operating Officer
         Telecopy No.: (512) 477-6800

         With a copy to:

         Vinson & Elkins L.L.P.
         3700 Trammell Crow Center
         2001 Ross Avenue
         Dallas, Texas 75201
         Attention: Derek R. McClain, Esq.
         Telecopy No.: (214) 220-7716

or to such other address as any party may have furnished to the other parties in writing in accordance with this Section.

     Section 11.3 Fees and Expenses. Whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such expenses, except as expressly provided herein and except that (a) the filing fee in connection with the filing of the Form S-4 or Proxy
Statement/Prospectus with the Commission and (b) the expenses incurred in connection with printing and mailing the Form S-4 and the Proxy
Statement/Prospectus, shall be shared equally by the Company and Parent.

     Section 11.4 Publicity. So long as this Agreement is in effect, Parent, Sub and the Company agree to consult with each other in issuing any press release or otherwise making any public statement with respect to the transactions contemplated by this Agreement, and none of them shall issue any press release or make any public statement prior to such consultation, except as may be required by law or by obligations pursuant to any listing agreement with any national securities exchange. The commencement of litigation relating to this Agreement or the transactions contemplated hereby or any proceedings in connection therewith shall not be deemed a violation of this Section 11.4.

     Section 11.5 Specific Performance. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

     Section 11.6 Assignment; Binding Effect. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns. Notwithstanding anything contained in this Agreement to the contrary, nothing in this Agreement, expressed or implied, is intended to confer on any person other than the parties hereto or their respective successors and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement, with the exception of Section 8.5 of the Parent Disclosure Schedule and Section 8.6 hereof, which are intended to have third party beneficiary effect with respect to the individuals described or named therein.

     Section 11.7 Entire Agreement. This Agreement, the Exhibits, the Company Disclosure Schedule, the Parent Disclosure Schedule, the Confidentiality Agreement dated February 11, 1997, between the Company and Parent, the letter described in Section 8.5(a) and any documents delivered by the parties in connection herewith and therewith constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings among the parties with respect thereto. No addition to or modification of any provision of this Agreement shall be binding upon any party hereto unless made in writing and signed by all parties hereto.

     Section 11.8 Amendment. This Agreement may be amended by the parties hereto, by action taken by their respective Boards of Directors, at any time before or after approval of matters presented in connection with the Mergers by the stockholders of the Company, but after any such stockholder approval, no amendment shall be made which by law requires the further approval of stockholders without obtaining such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

     Section 11.9 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to its rules of conflict of laws.

     Section 11.10 Counterparts. This Agreement may be executed by the parties hereto in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument. Each counterpart may consist of a number of copies hereof each signed by less than all, but together signed by all of the parties hereto.

     Section 11.11 Headings and Table of Contents. Headings of the Articles and Sections of this Agreement and the Table of Contents are for the convenience of the parties only, and shall be given no substantive or interpretive effect whatsoever.

     Section 11.12 Interpretation. In this Agreement, unless the context otherwise requires, words describing the singular number shall include the plural and vice versa, and words denoting any gender shall include all genders and words denoting natural persons shall include corporations and partnerships and vice versa.

     Section 11.13 Waivers. At any time prior to the Effective Date, the parties hereto, by or pursuant to action taken by their respective Boards of Directors, may (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties contained herein or in any documents delivered pursuant hereto and (iii) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid if set forth in an instrument in writing signed on behalf of such party. Except as provided in this Agreement, no action taken pursuant to this Agreement, including, without limitation, any investigation by or on behalf of any party, shall be deemed to constitute a waiver by the party taking such action of compliance with any representations, warranties, covenants or agreements contained in this Agreement. The waiver by any party hereto of a breach of any provision hereunder shall not operate or be construed as a waiver of any prior or subsequent breach of the same or any other provision hereunder.

     Section 11.14 Incorporation of Exhibits. The Company Disclosure Schedule, the Parent Disclosure Schedule and all Exhibits attached hereto and referred to herein are hereby incorporated herein and made a part hereof for all purposes as if fully set forth herein.

     Section 11.15 Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

     Section 11.16 Certain Definitions. As used in this Agreement, the word "Subsidiary" when used with respect to any party means any corporation or other organization, whether incorporated or unincorporated, of which such party directly or indirectly owns or controls at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization, or any organization of which such party is a general partner. As used in this Agreement, an "Affiliate" of a person or entity is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such person or entity.

     Section 11.17 Waiver of Jury Trial. PARENT, SUB AND THE COMPANY WAIVE ANY RIGHT TO A TRIAL BY JURY IN ANY ACTION OR PROCEEDING TO ENFORCE OR DEFEND ANY RIGHTS (A) UNDER THIS AGREEMENT OR UNDER ANY AMENDMENT, INSTRUMENT, DOCUMENT OR AGREEMENT DELIVERED OR WHICH MAY IN THE FUTURE BE DELIVERED IN CONNECTION HEREWITH OR (B) ARISING FROM ANY RELATIONSHIP EXISTING IN CONNECTION WITH THIS AGREEMENT, AND AGREE THAT ANY SUCH ACTION OR PROCEEDING SHALL BE TRIED BEFORE A COURT AND NOT BEFORE A JURY.

     Section 11.18 Jurisdiction; Service of Process. EACH PARTY TO THIS AGREEMENT HEREBY IRREVOCABLY CONSENTS TO THE JURISDICTION OF THE COURTS OF THE STATE OF DELAWARE AND OF ANY FEDERAL COURT SITTING IN THE STATE OF DELAWARE, AND AGREES THAT VENUE IN EACH OF SUCH COURTS IS PROPER IN CONNECTION WITH ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY AMENDMENT, INSTRUMENT, DOCUMENT OR AGREEMENT DELIVERED IN CONNECTION HEREWITH.

     IN WITNESS WHEREOF, Parent, Sub and the Company have caused this Agreement to be signed by their respective officers thereunder duly authorized all as of the date first written above.

                                          PRIME HOSPITALITY CORP.

                                          By:      /s/ JOHN M. ELWOOD
                                            ------------------------------------
                                          Name:  John M. Elwood
                                          Title: Executive Vice President and
                                                 Chief Financial Officer

                                          PH SUB CORPORATION

                                          By:      /s/ JOHN M. ELWOOD
                                            ------------------------------------
                                          Name:  John M. Elwood
                                          Title: President

                                          HOMEGATE HOSPITALITY, INC.

                                          By:      /s/ ROBERT A. FAITH
                                            ------------------------------------
                                          Name:  Robert A. Faith
                                          Title: Chairman of the Board, Chief
                                                 Executive Officer and President

                                                                         ANNEX B

                      OPINION OF BEAR, STEARNS & CO. INC.

                                                                   JULY 24, 1997

Board of Directors
Homegate Hospitality, Inc.
111 Congress Avenue
Suite 2600
Austin, Texas 78701

Attention: Robert A. Faith
        Chairman and Chief Executive Officer

Gentlemen:

     We understand that Homegate Hospitality, Inc. a Delaware corporation ("Homegate"), and Prime Hospitality,Inc., a Delaware corporation ("Prime"), intend to affect a business combination by means of the merger of PH Sub Corporation, a Delaware corporation ("Mergersub"), with and into Homegate ("Merger"). In the Merger, each outstanding share of Homegate common stock will be converted into .6073 of a share of Prime common stock. You have provided us with the Agreement and Plan of Merger among Homegate, Prime and Mergersub in substantially final form (the "Merger Agreement").

     You have asked us to render our opinion as to whether the consideration to be received by the public stockholders of Homegate in the Merger is fair, from a financial point of view, to the public stockholders of Homegate.

     In the course of our analyses for rendering this opinion, we have:

          1.  reviewed the Merger Agreement;

          2. reviewed Homegate's Annual Report to Stockholders and Annual Report on Form 10-K for the fiscal year ended December 31, 1996, and its Quarterly Report on Form 10-Q for the period ended March 31, 1997;

          3. reviewed certain operating and financial information, including projections, provided to us by management relating to Homegate's business and prospects;

          4. met with certain members of Homegate's senior management to discuss its operations, historical financial statements, current situation and future prospects;

          5. reviewed Prime's Annual Report to Stockholders and Annual Report on Form 10-K for the fiscal year ended December 31, 1996, and its Quarterly Report on Form 10-Q for the period ended March 31, 1997;

          6. reviewed certain operating and financial information, including projections, provided to us by management relating to Prime's business and prospects;

          7. met with certain members of Prime's senior management to discuss its operations, historical financial statements, current situation and future prospects;

          8. reviewed the historical prices and trading volumes of the common shares of Homegate and Prime;

          9. reviewed publicly available financial data and stock market performance data of companies that we deemed generally comparable to Homegate and Prime;

          10. reviewed the terms of recent acquisitions of companies that we deemed generally comparable to Homegate; and

          11. conducted such other studies, analyses, inquiries and investigations as we deemed appropriate.

     In the course of our review, we have relied upon and assumed the accuracy and completeness of the financial and other information provided to us by Homegate and Prime. With respect to Homegate's and Prime's projected financial results and potential synergies that could be achieved upon consummation of the Merger, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the managements of Homegate and Prime as to the expected future performance of Homegate and Prime, respectively. We have not assumed any responsibility for the information or projections provided to us and we have further relied upon the assurances of the managements of Homegate and Prime that they are unaware of any facts that would make the information or projections provided to us incomplete or misleading, and we express no opinion with respect to such projections or to the assumptions upon which they are based. In arriving at our opinion, we have not performed or obtained any independent appraisal of the assets of Homegate and Prime.

     Our opinion is necessarily based on economic, market and other conditions, and the information made available to us, as they exist and can be evaluated as of the date hereof. We have not been asked and do not intend to update our opinion. Our opinion as expressed below does not imply any conclusion as to the likely trading range for Prime common stock either before or following the consummation of the Merger, which may vary depending upon, among other factors, changes in interest rates, dividend rates, market conditions, general economic conditions and other factors that generally influence the price of securities. Our opinion is directed solely to the fairness, from a financial point of view, of the consideration to be received by the public stockholders of Homegate in the Merger and does not address Homegate's underlying business decision to effect the Merger and is not a recommendation to the Board of Directors or stockholders of Homegate stockholders as to whether to approve or vote for the Merger.

     Based on the foregoing, it is our opinion that the consideration to be received by the public stockholders of Homegate in the Merger is fair, from a financial point of view, to the public stockholders of Homegate.

     We have acted as financial advisor to Homegate in connection with the Merger and will receive a fee for such services, payment of a significant portion of which is contingent upon the consummation of the Merger. In the ordinary course of business, we may actively trade the securities of Homegate and Prime for our own account and for the account of customers and, accordingly, may at any time hold a long or short position in such securities. We have previously rendered certain investment banking and financial advisory services to Homegate and Prime for which we received customary compensation.

                                          Very truly yours,

                                          BEAR, STEARNS & CO. INC.

                                          By:       /s/ DAVID GLASER
                                            ------------------------------------
                                            Managing Director

                                       B-2